SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Banco Santander, S.A.

Item

1	Press release dated April 29, 2014 regarding first quarter 2014 results.

2	Financial Report for first quarter 2014.

3	Financial Statements for first quarter 2014.

4	Analysts presentation for first quarter 2014.

Press Release

FIRST QUARTER RESULTS 2014

Banco Santander made a profit of EUR 1.303 billion, 8% more than a year earlier

Compared with the previous quarter, profits rose 23% and revenues increased 1%, while costs fell 4% and provisions declined 3%.

•	BUSINESS. The decline in lending slowed, as loans rose 1% compared with the previous quarter, but were still down 2% year-on-year, thanks to Spain and the U.K., which account for 57% of the total loan portfolio of EUR 722 billion. Deposits and mutual funds increased 2% compared with the end of 2013 and 1% compared with March last year to stand at EUR 732 billion.

•	NPLs. The Group non-performing loan rate dropped almost 0.1 point compared with the end of 2013, to 5.52%. This is the first quarter in which the NPL rate has fallen since the beginning of the international financial crisis in 2007. The NPL rate fell in the U.K. and the U.S., while it rose by 0.1 point in Spain and Brazil, to 7.61% and 5.74%, respectively.

•	LIQUIDITY. The loan-to-deposit ratio in Spain was 85%, meaning that there were more deposits than loans, and 112% for the Group.

•	CAPITAL. The capital ratio stands at 12.1%, with core capital at 10.6%. Santander Consumer USA was consolidated into the Group’s accounts during the quarter.

•	DIVERSIFICATION. Europe accounted for 53% of Group profit (the U.K. 20%, Spain 14%, Poland 6% and Germany 5%), Latin America 38% (Brazil 20%, Mexico and Chile 7% each) and the U.S. 9%.

•	Spain: attributable profit was EUR 251 million (+24% compared with 1Q 2013). Basic revenues rose 3% year-on-year and costs fell 6%. Loans dropped 7% compared with March last year, but rose 0.3% from the previous quarter, a trend not seen for five years. Customer funds under management (deposits and mutual funds) increased 3% from the end of 2013 and 2% year-on-year. The Bank has gained two percentage points of market share in mutual funds in the last 12 months.

•	U.K.: Attributable profit was EUR 376 million (GBP 311 million, +63% vs 1Q 2013). Loans fell 3% year-on-year and rose 0.2% quarter-on-quarter. Customer funds performed similarly, down 5% year-on-year and up 1% compared with December.

•	Brazil: Attributable profit was EUR 364 million (BRL 1,178 million, down 10% vs 1Q 2013 and up 24% vs. 4Q 2013), with stable revenues for the second consecutive quarter and a decline in provisions. Loans rose 6% and deposits 7% year-on-year.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com	1

Madrid, April 29, 2014 - Banco Santander made an attributable profit of EUR 1.303 billion in the first quarter of 2014, an increase of 8% compared with the same quarter last year. Chairman Emilio Botín said: “2014 has started out with higher revenues, lower costs and provisions and more satisfied customers, which results in more profits.”

The first quarter results reflect a solid recovery in earnings, which grew 23% compared with the previous quarter. The EUR 1.303 profit figure is the highest of the last eight quarters and does not include the net capital gains from the sale of 85% of Altamira (EUR 385 million) or the flotation of Santander Consumer USA (EUR 730 million), which are in a fund that is pending assignation.

The increased profit is the result of a significant combination of factors: revenues are rising at the same time as costs and provisions for insolvencies are falling. The business is growing, both in loans and in customer funds, the non-performing loan rate is dropping, after seven consecutive years of increases, while the bank has maintained its coverage rate and its high levels of solvency and liquidity.

Results

The quarter’s results are particularly noteworthy given the backdrop of incipient economic recovery and very low interest rates in key Group currencies, such as the euro, the pound and the dollar. In addition, the marked depreciation of the main Latin American currencies and the dollar in the second half of last year means there is a greater exchange rate impact in the comparison between the first quarter of 2014 and the same quarter in 2013, when these currencies were stronger. In fact, if exchange rates had not changed compared with the same period last year, net profit would have risen by 26% in the first quarter instead of 8%.

Santander’s basic revenues (net interest income plus fee income) were EUR 9,323 million in the first quarter, an increase of 1% compared with the fourth quarter of last year and a fall of 4% compared with the same quarter last year. Excluding the exchange rate impact, revenues rose 3% from the fourth quarter of 2013 and 7% compared with the first.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com	2

Costs were EUR 4,847 million, down 4% against both the fourth quarter and the first quarter of last year. Here exchange rate differences helped. Excluding them, costs rose 3% versus the first quarter and still fell, but only 2%, compared with the fourth quarter of last year. The countries that contributed most to the reduction in costs were Spain and Poland, which are benefiting from synergies of the mergers announced more than a year ago.

Grupo Santander Results

In short, higher profit in the quarter due to increased commercial revenues, reduced costs and lower cost of credit

	1Q14	Var. / 1Q13		Var. / 4Q13
EUR million		%	%*	%	%*
NII + fee income	9,323	-3.8	6.7	0.5	3.2

Gross income	10,124	-5.6	4.2	0.9	3.5

Operating expenses	-4,847	-4.4	3.5	-4.2	-1.8

Net operating income	5,277	-6.7	5.0	6.2	9.0

Loan-loss provisions	-2,695	-14.2	-4.2	-2.9	-0.8

PBT	2,149	0.4	15.7	17.5	21.0

Attributable profit	1,303	8.1	26.0	22.9	26.3

Note: Capital gains in 2014 from SCUSA(EUR 730 mill. net) and Altamira (EUR 385 mill. net) had no impact on profit, as a fund was established, pending allocation.

(*)	In constant euros

The trend in revenues and costs produced a net operating income (recurring operating profit) of EUR 5,277 million, which is a rise of 6% versus the fourth quarter and a fall of 7% compared with the first quarter of last year. Excluding exchange rate differences, the net operating income is up 9% compared with the fourth quarter of last year and 5% versus the first.

Loan loss provisions, the other element that weighs most on results, stood at EUR 2,695 million, which is a decrease of 3% from the fourth quarter of last year and of 14% against the first quarter. Excluding exchange rate differences, the decreases are 1% and 4%, respectively.

Emerging markets (Latin America and Poland) accounted for 44% of profits and mature markets the rest. By country, Brazil and the United Kingdom contributed most (20% each), followed by Spain, which doubled its share compared with December to 14%, the United States (9%) and Mexico and Chile (7% each).

Balance sheet

Banco Santander had total assets of EUR 1.169 trillion at the end of the first quarter, 10% less than a year earlier. The balance sheet is well balanced, with a loan portfolio the equivalent of 112% of deposits, which gives the Bank a very comfortable liquidity ratio. Before the crisis, the ratio was 150%.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com	3

At the end of March, the loan portfolio was worth EUR 721,856 million, 1% more than in December and 2% less than a year ago. The improvement in mature market economies played a key role as the U.K. and Spain, which represent 57% of total Group loans, managed to change direction. After several years of continuous declines in loans, they grew 0.2% and 0.3%, respectively, in a quarter. At the same time, the United States, Mexico, Poland and Santander Consumer Finance grew 3% in the quarter, Chile grew 2% and only Brazil and Portugal fell, by 1%.

The Group has made it a priority to grow in the small and medium-sized companies segment and, at the end of March, it launched a global project, Santander Advance. The project is being implemented first in Spain and will be extended to the main countries where the Bank is present by the end of 2015. Santander Advance provides financial products and a support programme to help SMEs grow, which includes advice on training, employment and international expansion.

On the asset side, the Bank achieved growth in both deposits and mutual funds in the first quarter. Together, these amount to EUR 731,527 million, up 2% compared with December and 1% versus a year earlier. Deposits were EUR 620,135 million and funds EUR 111,392 million, having grown by 2% and 6%, respectively, in the quarter.

All countries grew during the quarter, except Portugal, where assets fell 2%. Spain and the United Kingdom, which also account for 57% of group assets under management, expanded by 3% and 1%, respectively. The steady growth in the value of mutual funds in Spain represents a market share gain of 200 basis points in the sector, reinforcing the Bank’s leadership.

The Santander Select segment, which is part of the Group’s global personal banking development strategy, plays a key role in capturing resources. In 2013, Santander Select was introduced in Spain, the U.K., Brazil, Mexico, Chile and Argentina. This quarter it was extended to Portugal and the United States, and, in the next few months, it will be available in the remaining countries.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com	4

The Group’s non-performing loan rate was 5.52%, down barely 0.1 point from the previous quarter but, symbolically, this was the first quarter in which it fell since the beginning of the international financial crisis in August 2007. At the same time, the coverage of these NPLs with provisions improved by one percentage point to 66%.

The NPL rate continued to fall in the U.K., the country with the largest loan portfolio, to stand at 1.88% after five consecutive quarters of decline. In Spain, the NPL rate slowed its growth to barely 0.1 point, to stand at 7.61%. In Brazil it rose 0.1 point, after three quarters in a row of sharp declines, to 5.74%. The fourth largest market by volume, the U.S., reduced its NPL rate by more than 0.2 point to 2.88%.

Moving on to capital ratios, Banco Santander’s computable capital stood at EUR 85,631 million at the end of March, EUR 3,474 million more than a year earlier. The bank’s capital ratio stood at 12.1%, with a core capital (CET1) ratio of 10.6%. In the first quarter of 2014, Santander issued its first contingent convertible instruments (cocos), raising EUR 1,500 million. The issue was placed with institutional investors at the lowest interest rate achieved by any European bank in the last year. It attracted record demand of ten times the amount on offer, from 635 different investors.

Banco Santander has a market capitalisation of around EUR 82,000 million, which makes it the leading bank in the euro zone and the 11th largest in the world. Santander had 3,299,097 shareholders, 185,165 employees serving 107 million customers in 13,735 branches.

More information: www.santander.com

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com	5

Preliminary note:

In order to facilitate the following comparative analysis, the financial information of previous periods has been re-expressed (not audited), as set out on page 22 of this report. The changes were mainly due to taking control of SCUSA, in 2014, and the loss of control of the fund management companies in 2013, as if they had been effective in the previously presented periods.

KEY CONSOLIDATED DATA

BALANCE SHEET (EUR million)	Mar’14	Dec’13	(%)	Mar’13	(%)	2013

Total assets	1,168,718	1,134,003	3.1	1,295,794	(9.8)	1,134,003

Net customer loans	694,595	684,690	1.4	736,954	(5.7)	684,690
Customer deposits	620,135	607,836	2.0	653,228	(5.1)	607,836
Managed and marketed customer funds	966,704	946,210	2.2	1,020,653	(5.3)	946,210
Shareholders’ equity	85,631	84,269	1.6	82,158	4.2	84,269

Total managed and marketed funds	1,313,014	1,269,917	3.4	1,434,356	(8.5)	1,269,917

INCOME STATEMENT* (EUR million)	1Q’14	4Q’13	(%)	1Q’13	(%)	2013

Net interest income	6,992	6,930	0.9	7,206	(3.0)	28,419
Gross income	10,124	10,029	0.9	10,722	(5.6)	41,931
Pre-provision profit (net operating income)	5,277	4,968	6.2	5,655	(6.7)	21,773
Profit before taxes	2,149	1,828	17.5	2,141	0.4	7,637
Attributable profit to the Group	1,303	1,060	22.9	1,205	8.1	4,370

(*).- Variations w/o exchange rate

Quarterly: Net interest income: +3.5%; Gross income: +3.5%; Pre-provision profit: +9.0%; Attributable profit: +26.3%

Year-on-year: Net interest income: +8.0%; Gross income: +4.2%; Pre-provision profit: +5.0%; Attributable profit: +26.0%

EPS, PROFITABILITY AND EFFICIENCY (%)	1Q’14	4Q’13	(%)	1Q’13	(%)	2013

EPS (euro)	0.113	0.094	20.8	0.116	(1.9)	0.403
ROE	6.24	5.25		5.99		5.42
ROTE	9.00	7.54		8.79		7.87
ROA	0.55	0.44		0.49		0.45
RoRWA**	1.19
Efficiency ratio (with amortisations)	47.88	50.46		47.26		48.07

SOLVENCY AND DEFAULT (%)	Mar’14	Dec’13	(%)	Mar’13	(%)	2013

CET1**	10.60
NPL ratio	5.52	5.61		4.75		5.61
Coverage ratio	66.3	64.9		74.1		64.9

MARKET CAPITALISATION AND SHARES	Mar’14	Dec’13	(%)	Mar’13	(%)	2013

Shares (millions)	11,561	11,333	2.0	10,539	9.7	11,333
Share price (euros)	6.921	6.506	6.4	5.242	32.0	6.506
Market capitalisation (EUR million)	80,014	73,735	8.5	55,244	44.8	73,735
Book value (euro)	7.41	7.44		7.80		7.44
Price / Book value (X)	0.93	0.87		0.67		0.87
P/E ratio (X)	15.26	16.13		11.33		16.13

OTHER DATA	Mar’14	Dec’13	(%)	Mar’13	(%)	2013

Number of shareholders	3,299,097	3,299,026	0.0	3,261,193	1.2	3,299,026
Number of employees	185,165	186,540	(0.7)	192,754	(3.9)	186,540
Number of branches	13,735	13,927	(1.4)	14,689	(6.5)	13,927

(**)	Data according to the new regulation which entered into force on 1/1/2014. Not comparable with previous data.

Note:	The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on April, 28 2014, following a favourable report from the Audit and Compliance Committee on April, 23 2014. The Committee verified that the information for the present quarter was based on the same principles and practices as those used to draw up the annual financial statements.

JANUARY - MARCH

2014 January - March
FINANCIAL REPORT
Santander
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FINANCIAL REPORT
3 Key consolidated data
4 Highlights of the period
6 General background
7 Consolidated financial report
7 Income statement
11 Balance sheet
18 Risk management
21 The Santander share
22 Information by principal segments
24 Continental Europe
35 United Kingdom
38 Latin America
50 United States
53 Corporate Activities
55 Information by secondary segments
55 Retail Banking
57 Global Wholesale Banking
59 Private Banking, Asset Management and Insurance
61 Corporate Governance
61 Significant events in the quarter and subsequent ones
62 Corporate social responsibility
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Preliminary note:

In order to facilitate the following comparative analysis, the financial information of previous periods has been re-expressed (not audited), as set out on page 22 of this report. The changes were mainly due to taking control of SCUSA, in 2014, and the loss of control of the fund management companies in 2013, as if they had been effective in the previously presented periods.

KEY CONSOLIDATED DATA

BALANCE SHEET (EUR million)	Mar’14	Dec’13	(%)	Mar’13	(%)	2013

Total assets	1,168,718	1,134,003	3.1	1,295,794	(9.8)	1,134,003
Net customer loans	694,595	684,690	1.4	736,954	(5.7)	684,690
Customer deposits	620,135	607,836	2.0	653,228	(5.1)	607,836
Managed and marketed customer funds	966,704	946,210	2.2	1,020,653	(5.3)	946,210
Shareholders’ equity	85,631	84,269	1.6	82,158	4.2	84,269

Total managed and marketed funds	1,313,014	1,269,917	3.4	1,434,356	(8.5)	1,269,917

INCOME STATEMENT* (EUR million)	1Q’14	4Q’13	(%)	1Q’13	(%)	2013

Net interest income	6,992	6,930	0.9	7,206	(3.0)	28,419
Gross income	10,124	10,029	0.9	10,722	(5.6)	41,931
Pre-provision profit (net operating income)	5,277	4,968	6.2	5,655	(6.7)	21,773
Profit before taxes	2,149	1,828	17.5	2,141	0.4	7,637
Attributable profit to the Group	1,303	1,060	22.9	1,205	8.1	4,370

(*)	Variations w/o exchange rate

Quarterly: Net interest income: +3.5%; Gross income: +3.5%; Pre-provision profit: +9.0%; Attributable profit: +26.3%

Year-on-year: Net interest income: +8.0%; Gross income: +4.2%; Pre-provision profit: +5.0%; Attributable profit: +26.0%

EPS, PROFITABILITY AND EFFICIENCY (%)	1Q’14	4Q’13	(%)	1Q’13	(%)	2013

EPS (euro)	0.113	0.094	20.8	0.116	(1.9)	0.403
ROE	6.24	5.25		5.99		5.42
ROTE	9.00	7.54		8.79		7.87
ROA	0.55	0.44		0.49		0.45
RoRWA**	1.19
Efficiency ratio (with amortisations)	47.88	50.46		47.26		48.07

SOLVENCIA Y MOROSIDAD (%)	Mar’14	Dec’13	(%)	Mar’13	(%)	2013

CET1**	10.60
NPL ratio	5.52	5.61		4.75		5.61
Coverage ratio	66.3	64.9		74.1		64.9

MARKET CAPITALISATION AND SHARES	Mar’14	Dec’13	(%)	Mar’13	(%)	2013

Shares (million)	11,561	11,333	2.0	10,539	9.7	11,333
Share price (euros)	6.921	6.506	6.4	5.242	32.0	6.506
Market capitalisation (EUR million)	80,014	73,735	8.5	55,244	44.8	73,735
Book value (euro)	7.41	7.44		7.80		7.44
Price / Book value (X)	0.93	0.87		0.67		0.87
P/E ratio (X)	15.26	16.13		11.33		16.13

OTHER DATA	Mar’14	Dec’13	(%)	Mar’13	(%)	2013

Number of shareholders	3,299,097	3,299,026	0.0	3,261,193	1.2	3,299,026
Number of employees	185,165	186,540	(0.7)	192,754	(3.9)	186,540
Number of branches	13,735	13,927	(1.4)	14,689	(6.5)	13,927

(**)	Data according to the new regulation which entered into force on 1/1/2014. Not comparable with previous data.

Note:	The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on April 28, 2014, following a favourable report from the Audit and Compliance Committee on April 23, 2014. The Committee verified that the information for the present quarter was based on the same principles and practices as those used to draw up the annual financial statements.

JANUARY - MARCH

4     FINANCIAL REPORT 2014    HIGHLIGHTS OF THE PERIOD

Ú Income statement: (more detail on pages 7 - 10)

•	The first quarter attributable profit of EUR 1,303 million was the highest of the last eight quarters and underscored the return to more normal levels, within the Group’s new phase of focusing more on growing profits and profitability.

•	This profit was 22.9% higher than the fourth quarter’s, fuelled by the improvement in all the main P&L lines: recovery of commercial revenues and lower costs and provisions.

•	In year-on-year terms, profit was 8.1% higher, impacted by the negative exchange rates. Excluding this effect, the increase was 26.0%, as follows:

•	Gross income rose 4.2% and its quality improved as all the increase came from net interest income (+8.0%) and net fee income (+2.9%). This was due to good management of volumes and spreads and boosting transactions and linkage.

•	Costs increased 3.5% due to the net result between higher costs for business development and commercial transformation in some countries, such as Mexico, Chile, the UK and US, and obtaining synergies in others. Of note among the latter were Spain and Poland, with year-on-year falls of more than 5%.

•	Provisions were 4.2% lower, with falls in all countries and particularly in Brazil. The Group’s cost of credit improved from 2.45% in the first quarter of 2013 to 1.65% a year later.

Ú Strong balance sheet: (more detail on pages 11 - 20)

•	The Common Equity Tier 1 (CET1) ratio phase-in was 10.6% at the end of March. Tier 1 was 10.8% and the total capital ratio 12.1%, well above the minimum requirement of 8%. The leverage ratio (equity/assets according to CRD IV) was 4.6%.

•	The Group’s liquidity ratio (net loan-to-deposit ratio) remained at a very comfortable level of 112% after incorporating SCUSA by global integration. Spain’s ratio was 85%.

•	Volumes reflect the different moment of the countries’ macroeconomic environment and the Group’s various strategies in each of them. Emerging countries increased around 10% year-on-year, both in loans as well as in deposits plus mutual funds combined (excluding the forex effect), while mature ones dropped 3% in loans and 2% in funds, affected by deleveraging in some countries in loans, and by the strategy of sharply cutting the cost of funds. Better evolution in the first quarter of 2014 with growth in most units.

•	The Group’s NPL ratio stood at 5.52% at the end of March and coverage was 66%. Both were better than at the end of 2013.

•	Of note in the first quarter were the lower entries of NPLs, which dropped from more than EUR 4,000 million in each quarter of 2013 to EUR 2,536 million. Of note were the falls in Spain, Poland and UK.

Ú Comercial strategy: (more detail on page 55)

•	The programme to transform Retail Banking was begun in 2013. Some of its central planks are:

•	Launch of Santander Advance: this is an innovative value proposal to support the growth of SMEs. The Advance Programme has been presented in Spain and will be extended to the rest of countries in the coming quarters.

•	Launch of Santander Trade Club, enabling exporters and importers to get to know one another, interact and be connected in order to generate new international business opportunities.

•	Santander Select established in all countries. After its implementation in Spain, UK, Mexico, Chile, Argentina and Brazil in 2013, it was launched in Portugal in February, in the US in March and in the rest of the Group’s countries in the next few months.

Ú The Santander share: (more detail on page 21)

•	The share price at the end of March was EUR 6.921 (+6.4% in the quarter and +32.0% y-o-y). The total shareholders’ return, including the dividend remuneration, was 46.3% in the last 12 months.

•	In January, and within the Santander Dividendo Elección programme (scrip dividend), shareholders were able to opt to receive in cash or in shares the amount equivalent to the third dividend charged to 2013’s earnings (EUR 0.15 per share). Shareholders who chose this option represented 86% of the share capital.

•	In April, shareholders can opt to receive the amount equivalent to the fourth dividend (EUR 0.15) in shares or cash.

JANUARY - MARCH

HIGHLIGHTS OF THE PERIOD    FINANCIAL REPORT 2014     5

Ú Business areas: (more detail on pages 22 - 60)

•	Continental Europe: attributable profit of EUR 463 million in the first quarter, 64.3% more than the fourth quarter. This jump was due to gross income, costs and provisions. Net operating income was 16.7% higher and 33.5% after provisions. Profit was 53.0% higher year-on-year, also due to the good performance of all the main P&L lines.

•	United Kingdom: attributable profit of £311 million, 3.5% more than in the fourth quarter and related to net interest income growth and lower provisions. Profit was 63.1% higher year-on-year, spurred by a 13.0% rise in gross income and a 27.2% drop in provisions from the high credit quality and better economic environment. The bank’s commercial transformation and success of the 1|2|3 range of products continued.

•	Latin America: attributable profit of EUR 712 million, 14.7% more than the fourth quarter (excluding the forex impact) due to lower costs and provisions and stable gross income. In year-on-year terms, profit was 11.5% lower, largely because of reduced trading gains, costs associated with business expansion and the higher tax rate (Mexico). Commercial revenues increased 2.4% and provisions were 16.0% lower.

•	United States: attributable profit of $216 million, 4.9% more than the fourth quarter, thanks to higher gross income and lower costs which produced an 8.8% rise in net operating income. Compared to the first quarter of 2013, net operating income was 19.4% higher, but this did not feed through to profit (-35.0%) due to the higher provisions at SCUSA linked to strong new lending and retention in the first quarter.

Ú Other significant events: (more detail on page 61)

•	In January, Grupo Santander announced the sale to Altamira Asset Management Holdings, S.L., a company participated by Apollo European Principal Finance Fund II, of 85% of the share capital of Altamira Asset Management, S.L., a company engaged in the recovery of contentious stage loans in Spain and the sale or rental of foreclosed real estate assets originating from such activity.

•	Also in January, the initial public offering of shares of Santander Consumer USA Holdings Inc. (SCUSA) and its listing on the New York Stock Exchange took place. A 21.6% of the company was placed, of which a 4% corresponds to the shares sold by Grupo Santander. After this sale, Grupo Santander maintains a 60.7% stake.

•	In March Banco Santander, S.A. made the first issue of contingent perpetual preferred securities convertible into newly issued ordinary shares of the Bank, computable as additional Tier 1 (AT1) capital. The final amount of the issue amounted to EUR 1.5 billion, after accumulating demand of around EUR 15 billion. The remuneration is 6.25% on an annual basis for the first five years.

JANUARY - MARCH

6     FINANCIAL REPORT 2014    GENERAL BACKGROUND

General background

Grupo Santander conducted its business in a more favourable economic environment, backed by the recovery of developed countries. Europe’s overall growth was positive but still moderate and far from that in the UK and the US. Emerging economies continued the slowdown that began in 2013. The euro zone continued to make progress in Banking Union, following the agreement on the regulations for the Single Resolution Mechanism, (SRM) which joins the Single Supervisory Mechanism (SSM) in the process of being implemented. After its approval by the European Parliament and the EU Council, it is expected to enter into force in January 2015.

The US economy grew by around 2.5% in 2013, spurred by the good financial situation of companies and households, easier access to loans and improved business confidence, which offset the impact of bad weather on spending, investment and job creation. All of this points to steady growth in the first quarter and without inflationary tensions. This would enable the Federal Reserve to continue to gradually taper its stimulative quantitative easing policy (reduced assets purchase) and hold interest rates in 2014.

Latin America’s economies and financial markets reflect the tapering of the Fed’s policy and the signs of a slowdown in China’s growth, although it varies by country.

In Brazil, fourth quarter GDP growth was surprisingly high (0.7% quarter-on-quarter and 1.9% year-on-year), without altering the trend toward more moderate expansion, particularly in the first half of the year. S&P downgraded the sovereign rating one notch to BBB-, with stable outlook. As a result of high inflation, the central bank increased the Selic rate again (11.0% in April; +375 b.p. in 12 months), while the exchange rate has recovered against the dollar and the euro since December and corrected to some extent the sharp depreciation in 2013.

After the slowdown in Mexico in the fourth quarter (0.2% quarter-on-quarter; 0.7% year-on-year), first quarter growth pointed to over 2% year-on-year thanks to the strength of private consumption and the push of investment from structural reforms. This resulted in S&P and Moody’s upgrading the sovereign rating one notch to BBB+ and A3, respectively. With inflation under control, the central bank held its interest rates after cutting them by 100 b.p. in 2013. The peso depreciated a little against the dollar and the euro.

The Chilean economy slowed down sharply in the fourth quarter (-0.1% quarter-on-quarter; 2.7% year-on-year) and points to first quarter growth of around 2% year-on-year, fuelled by private consumption that remained strong. With inflation close to target and without expectations of rising, the central bank reduced the benchmark rate by 50 b.p. in the first quarter to 4% (-100 b.p. in six months). The peso continued to depreciate against the dollar and the euro.

Recovery is underway in the euro zone including countries on the periphery. The moderate rise in GDP growth in the fourth quarter (+0.3% quarter-on-quarter; +0.5% year-on-year) produced the first positive year-on-year growth since 2011, and this continued in 2014 (reflected in confidence indicators). Germany, the Benelux countries grew faster than the average, while Spain, Portugal and Italy registered positive quarter-on-quarter rates.

With very low inflation (below 1%) and the benchmark rate at a record low of 0.25% since November 2013, the European Central Bank has not taken any further stimulus measures so far this year as the markets expected. Despite this, the euro continued to appreciate against the dollar.

Spain’s recovery is underway. GDP growth (+0.2% quarter-on-quarter and -0.2% year-on-year) continued to strengthen in the first quarter of 2014, backed by greater investment and private consumption that joined the solid export sector. There was also good news from the labour market (social security affiliations), pointing to a faster pace of job creation. The progress made and the better outlook further reduced the risk premium (to 170 b.p. from 220 b.p. at the end of 2013) and led Moody’s to upgrade the sovereign rating by one notch to Ba2.

The UK economy consolidated its recovery (fourth quarter growth: +0.7% quarter-on-quarter; +2.8% year-on-year). The stronger pace continued in 2014, fuelled by household consumption and better prospects for investment and exports. With inflation under control and unemployment falling, the Bank of England had to adjust its forward guidance monetary policy to the excess of spare capacity and reflecting on salaries and prices as an indicator of interest rates evolution.

The Polish economy continued to accelerate in the fourth quarter (+0.6% quarter-on-quarter; +2.7% year-on-year) and the economy will remain more balanced in 2014: greater weight of private investment and consumption, a recovering labour market and an export sector that continues to be the main engine of growth. With inflation below 1% and a stable currency against the euro, the central bank aims to hold the benchmark interest rate at 2.5% until the last part of the year.

■ EXCHANGE RATES: PARITY 1 EURO / CURRENCY PARITY

	Average (income statement)		Period-end (balance sheet)
	1Q’14	1Q’13	31.03.14	31.12.13	31.03.13
US$	1.370	1.320	1.379	1.379	1.281
Pound sterling	0.828	0.851	0.828	0.834	0.846
Brazilian real	3.239	2.635	3.128	3.258	2.570
Mexican peso	18.128	16.695	18.015	18.073	15.815
Chilean peso	755.324	623.657	762.752	724.579	604.716
Argentine peso	10.351	6.616	11.035	8.990	6.558
Polish zloty	4.184	4.156	4.172	4.154	4.180

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CONSOLIDATED FINANCIAL REPORT    FINANCIAL REPORT 2014     7

■ GRUPO SANTANDER. INCOME STATEMENT

Ú	First quarter attributable profit of EUR 1,303 million, the highest in the last eight quarters.

•	It is 22.9% more than the fourth quarter of 2013, due to the recovery of revenues and lower costs and provisions.

Ú	Profit was 8.1% more year-on-year, hit by exchange rates. Excluding this, it was 26.0% higher, thanks to:

•	Gross income was 4.2% higher and of better quality, as net interest income grew 8.0% and net fee income 2.9%.

•	Costs increased 3.5% due to business development, mainly in Mexico, Chile and the US. The impact of synergies is reflected in Spain and Poland (-6% and -5%, respectively).

•	Loan-loss provisions were 4.2% lower. Of note was Brazil. The cost of credit improved from 2.45% in the first quarter of 2013 to 1.65% a year later.

The Group posted an attributable profit of EUR 1,303 million in the first quarter, the highest in the last eight quarters and underscoring the return to more normal levels, within the Group’s new phase of focusing more on growing profits and profitability.

Profit was 22.9% higher than the fourth quarter of 2013, due to the improvement in all the main P&L lines: increased business with customers, reflected in higher net interest income and fee income, lower costs and provisions.

The capital gains from the corporate operations of Altamira (EUR 385 million net) and SCUSA’s IPO (EUR 730 million net) had no impact on profits as a fund for an equivalent amount was established, pending allocation.

In order to compare the first and fourth quarter results, it is necessary to take into account the impact of the change in exchange rates of various currencies against the euro.

The quarterly changes in the Group’s total revenues and costs in euros incorporate a negative impact of between 2 and 3 percentage points. The impact in the UK was +2 p.p; -5/-6 p.p. in Latin America (Brazil: -4/-5 p.p.; Mexico: -2 p.p.; Chile: -7 p.p.; Argentina: -25 p.p.) and the US -1 p.p.

■ INCOME STATEMENT (EUR million)

			Variation			Variation
	1Q’14	4Q’13	(%)	(%) w/o FX	1Q’13	(%)	(%) w/o FX
Net interest income	6,992	6,930	0.9	3.5	7,206	(3.0)	8.0
Net fees	2,331	2,345	(0.6)	2.3	2,484	(6.2)	2.9
Gains (losses) on financial transactions	767	653	17.4	18.8	967	(20.7)	(15.6)
Other operating income	34	100	(66.1)	(66.0)	66	(48.2)	(47.3)
Dividends	31	102	(69.2)	(68.9)	59	(46.5)	(45.9)
Income from equity-accounted method	65	79	(16.9)	(11.2)	66	(1.0)	17.9
Other operating income/expenses	(63)	(81)	(22.1)	(15.9)	(59)	6.2	27.8
Gross income	10,124	10,029	0.9	3.5	10,722	(5.6)	4.2
Operating expenses	(4,847)	(5,060)	(4.2)	(1.8)	(5,068)	(4.4)	3.5
General administrative expenses	(4,256)	(4,395)	(3.2)	(0.6)	(4,497)	(5.3)	2.5
Personnel	(2,455)	(2,559)	(4.1)	(1.9)	(2,631)	(6.7)	0.6
Other general administrative expenses	(1,801)	(1,836)	(1.9)	1.2	(1,865)	(3.4)	5.0
Depreciation and amortisation	(590)	(665)	(11.2)	(9.6)	(571)	3.4	11.3
Net operating income	5,277	4,968	6.2	9.0	5,655	(6.7)	5.0
Net loan-loss provisions	(2,695)	(2,774)	(2.9)	(0.8)	(3,142)	(14.2)	(4.2)
Impairment losses on other assets	(87)	(146)	(40.6)	(37.8)	(110)	(21.3)	(20.0)
Other income	(347)	(220)	57.7	65.2	(262)	32.3	39.4
Ordinary profit before taxes	2,149	1,828	17.5	21.0	2,141	0.4	15.7
Tax on profit	(569)	(526)	8.1	11.7	(577)	(1.4)	12.0
Ordinary profit from continuing operations	1,579	1,302	21.3	24.7	1,564	1.0	17.1
Net profit from discontinued operations	(0)	(1)	(83.1)	(66.1)	—	—	—
Ordinary consolidated profit	1,579	1,301	21.4	24.7	1,564	1.0	17.1
Minority interests	277	242	14.4	17.7	359	(23.0)	(12.0)
Ordinary attributable profit to the Group	1,303	1,060	22.9	26.3	1,205	8.1	26.0
Net capital gains and provisions	—	—	—	—	—	—	—
Attributable profit to the Group	1,303	1,060	22.9	26.3	1,205	8.1	26.0

EPS (euros)	0.113	0.094	20.8		0.116	(1.9)
Diluted EPS (euros)	0.113	0.094	20.7		0.115	(1.7)

Pro memoria:
Average total assets	1,155,326	1,175,262	(1.7)		1,269,538	(9.0)
Average shareholders’ equity	83,460	80,718	3.4		80,515	3.7

JANUARY - MARCH

8     FINANCIAL REPORT 2014    CONSOLIDATED FINANCIAL REPORT

■ QUARTERLY INCOME STATEMENT (EUR million)

	1Q’13	2Q’13	3Q’13	4Q’13	1Q’14
Net interest income	7,206	7,339	6,944	6,930	6,992
Net fees	2,484	2,494	2,300	2,345	2,331
Gains (losses) on financial transactions	967	880	995	653	767
Other operating income	66	134	94	100	34
Dividends	59	145	72	102	31
Income from equity-accounted method	66	58	80	79	65
Other operating income/expenses	(59)	(69)	(58)	(81)	(63)
Gross income	10,722	10,847	10,333	10,029	10,124
Operating expenses	(5,068)	(5,088)	(4,943)	(5,060)	(4,847)
General administrative expenses	(4,497)	(4,485)	(4,381)	(4,395)	(4,256)
Personnel	(2,631)	(2,606)	(2,478)	(2,559)	(2,455)
Other general administrative expenses	(1,865)	(1,879)	(1,902)	(1,836)	(1,801)
Depreciation and amortisation	(571)	(602)	(562)	(665)	(590)
Net operating income	5,655	5,760	5,390	4,968	5,277
Net loan-loss provisions	(3,142)	(3,399)	(3,025)	(2,774)	(2,695)
Impairment losses on other assets	(110)	(126)	(141)	(146)	(87)
Other income	(262)	(422)	(368)	(220)	(347)
Ordinary profit before taxes	2,141	1,812	1,856	1,828	2,149
Tax on profit	(577)	(453)	(518)	(526)	(569)
Ordinary profit from continuing operations	1,564	1,359	1,338	1,302	1,579
Net profit from discontinued operations	—	(14)	(0)	(1)	(0)
Ordinary consolidated profit	1,564	1,345	1,337	1,301	1,579
Minority interests	359	294	282	242	277
Ordinary attributable profit to the Group	1,205	1,050	1,055	1,060	1,303
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	1,205	1,050	1,055	1,060	1,303

EPS (euros)	0.116	0.098	0.096	0.094	0.113
Diluted EPS (euros)	0.115	0.098	0.095	0.094	0.113

■ NET INTEREST INCOME

    EUR million

■ NET FEES

    EUR million

In order to better analyse the Group’s evolution in the first quarter, the changes set out below do not include the impact of exchange rates.

On gross income:

•	Net interest income increased for the fourth straight quarter (+3.5%). Of note were Spain, US, SCF and Chile.

•	Net fee income increased 2.3%, with most units performing well.

•	In other revenues, trading gains accounted for less than 8% of total gross income, and their increase in the first quarter was almost entirely due to wholesale activity in Spain, dividends were seasonally low, and income by the equity accounted method was similar to the fourth quarter.

Operating expenses fell 1.8%, most notably in Brazil and to a lesser extent in Spain, Poland and US.

Net operating income was 9.0% more than in the fourth quarter.

Loan loss provisions declined 0.8% over the fourth quarter. This was due to lower ones in Spain, for the third quarter running, in the UK and in the main Latin American units (in Brazil for the fourth consecutive quarter). On the other hand, rises in Portugal, Santander Consumer Finance (both over a lower than average fourth quarter, partly due to the release of funds), and above all the US because of stronger new lending by SCUSA.

JANUARY - MARCH

CONSOLIDATED FINANCIAL REPORT    FINANCIAL REPORT 2014     9

Net operating income after provisions was 21.5% higher.

Over the first quarter of 2013 attributable profit increased 8.1% and 26.0% after eliminating the exchange rate impact.

The exchange rate variations of various currencies against the euro had a negative impact on gross income and operating expenses in year-on-year terms of -10 p.p. and -8 p.p., respectively, for the whole Group.

The impact on the large areas was negative for the US (-4 p.p.), Brazil (-18 p.p.), Mexico (-8 p.p.), Chile (-19 p.p.) and Argentina (around -50 p.p.) and positive for the UK (+3 p.p.).

The performance of the income statement and comparisons with the first quarter of 2013 excluding the exchange rate impact was as follows:

Gross income was EUR 10,124 million, 4.2% higher year-on-year:

•	Net interest income amounted to EUR 6,992 million (+8.0%), with a good performance by all units except for Brazil which declined 3.5% because of lower spreads from the change of mix. This fall was offset by the improved cost of credit, enabling net operating income after provisions to rise 5.2%.

The good performance of net interest income is the result of an adequate policy between the growth in volumes and management of spreads. Volumes grew faster in Latin America, and spreads were better in Europe, due to the strategy of reducing the cost of funding and stable / improved loan spreads, partly because of the end of mortgage repricing in Spain and Portugal.

•	Net fee income was 2.9% higher at EUR 2,331 million. That from mutual funds was up 13.3%, from securities and custody 15.5% and from availability of credit lines 26.6%, while those from claiming past-due debt were 29.5% lower.

•	The aggregate of net interest income and fee income increased 6.7% and represented 92% of the Group’s gross income (90% in the first quarter of 2013).

•	Gains on financial transactions dropped 15.6%; income by the equity accounted method rose 17.9%; dividends were down 45.9% and other operating income, including the contribution to the deposit guarantee fund, was EUR 63 million negative.

■ NET FEE INCOME

    EUR million

	1Q’14	Var (%) o/4Q’13	Var (%) o/1Q’13
Fees from services	1,392	(3.5)	(7.1)
Mutual & pension funds	213	10.0	3.5
Securities and custody	186	16.4	8.9
Insurance	540	(1.8)	(11.3)

Net fee income	2,331	(0.6)	(6.2)

■ OPERATING EXPENSES

    EUR million

	1Q’14	Var (%) o/4Q’13	Var (%) o/1Q’13
Personnel expenses	2,455	(4.1)	(6.7)
General expenses	1,801	(1.9)	(3.4)
Information technology	243	(0.2)	(0.5)
Communications	123	94.4	(26.7)
Advertising	125	(36.5)	(9.1)
Buildings and premises	448	1.9	(2.3)
Printed and office material	36	(17.5)	(14.6)
Taxes (other than profit tax)	109	(10.5)	10.6
Other expenses	717	(1.3)	0.2
Personnel and general expenses	4,256	(3.2)	(5.3)
Depreciation and amortisation	590	(11.2)	3.4

Total operating expenses	4,847	(4.2)	(4.4)

■ OPERATING MEANS

	Employees		Branches
	1Q’14	1Q’13	1Q’14	1Q’13
Continental Europe	57,235	61,483	6,050	6,783
o/w: Spain	26,327	29,421	4,000	4,611
Portugal	5,512	5,634	633	658
Poland	12,167	12,852	830	877
SCF	12,222	12,354	577	626
United Kingdom	25,642	26,114	1,144	1,190
Latin America	84,325	88,233	5,726	5,880
o/w: Brazil	48,312	53,129	3,489	3,727
Mexico	14,837	14,026	1,279	1,193
Chile	12,104	12,228	485	495
USA	15,436	14,501	815	836
Operating areas	182,638	190,331	13,735	14,689
Corporate Activities	2,527	2,423

Total Group	185,165	192,754	13,735	14,689

■ GROSS INCOME

    EUR million

■ OPERATING EXPENSES

    EUR million

JANUARY - MARCH

10     FINANCIAL REPORT 2014    CONSOLIDATED FINANCIAL REPORT

■ NET OPERATING INCOME

    EUR million

■ LOAN-LOSS PROVISIONS

    EUR million

Operating expenses increased 3.5%, with a varied performance by units divided into three blocks.

•	A first block with units in processes of integration (Spain and Poland) or adjusting structures (Portugal). Their costs declined in nominal terms. Brazil’s expenses rose well below the country’s inflation rate (-3% in real terms), underscoring the effort to improve efficiency.

•	A second block in which the UK is combining investment in its business transformation plan with higher costs in line with inflation. The same goes for SCF.

•	Lastly, and with different dynamic, Mexico, Chile and Argentina, with rises from their expansion plans or business capacity improvements, and the US where Santander Bank’s franchise is being improved, SCUSA is growing strongly and the Group is adapting to the new regulatory requirements.

■ NET LOAN-LOSS PROVISIONS EUR million

	1Q’14	Var (%) o/4Q’13	Var (%) o/1Q’13
Non performing loans	3,284	(2.0)	(12.2)
Country-risk	(0)	—	—
Recovery of written-off assets	(589)	2	(2.3)

Total	2,695	(3)	(14.2)

Net operating income (pre-provision profit) was 5.0% higher at EUR 5,277 million.

Loan-loss provisions were EUR 2,695 million (-4.2% y-o-y). Reduced provisions in Brazil, UK, Portugal, SCF, Chile, Spain and the real estate unit in run-off in Spain. They were maintained in Poland and higher in Mexico, due to greater lending and the change to expected loss in the commercial portfolio, and in the US because of the greater initial requirement for provisions linked to SCUSA’s growth in new lending, after the agreement with Chrysler was signed.

Net operating income after provisions rose 16.6% year-on-year to EUR 2,582 million.

Other asset impairment losses and other results were EUR 433 million negative, compared to EUR 372 million also negative in the first quarter of 2013.

Profit before tax was EUR 2,149 million and attributable profit EUR 1,303 million.

Earnings per share were EUR 0.113 in the first quarter compared to EUR 0.116 in the same period of 2013. The fall was related to the rise in the number of shares associated with the scrip dividend.

The Group’s ROE was 6.2% and return on tangible equity (ROTE, attributable profit/shareholders’ equity less goodwill) 9.0%. In both cases, the figures were better than for the whole of 2013 (5.4% and 7.9%, respectively).

■ ATTRIBUTABLE PROFIT TO THE GROUP

    EUR million

■ EARNINGS PER SHARE

    EUR million

JANUARY - MARCH

CONSOLIDATED FINANCIAL REPORT    FINANCIAL REPORT 2014     11

■ BALANCE SHEET (EUR million)

ASSETS	31.03.14	31.03.13	Variation Amount	(%)	31.12.13
Cash on hand and deposits at central banks	82,402	79,202	3,200	4.0	77,103
Trading portfolio	128,631	184,803	(56,172)	(30.4)	115,309
Debt securities	48,765	49,703	(937)	(1.9)	40,841
Customer loans	5,902	13,089	(7,187)	(54.9)	5,079
Equities	8,200	5,294	2,906	54.9	4,967
Trading derivatives	60,252	105,391	(45,139)	(42.8)	58,920
Deposits from credit institutions	5,511	11,326	(5,814)	(51.3)	5,503
Other financial assets at fair value	38,992	44,972	(5,980)	(13.3)	31,441
Customer loans	11,054	13,821	(2,768)	(20.0)	13,255
Other (deposits at credit institutions, debt securities and equities)	27,939	31,151	(3,212)	(10.3)	18,185
Available-for-sale financial assets	90,889	107,184	(16,296)	(15.2)	83,799
Debt securities	86,849	102,570	(15,721)	(15.3)	79,844
Equities	4,039	4,614	(574)	(12.4)	3,955
Loans	731,597	780,819	(49,223)	(6.3)	731,420
Deposits at credit institutions	46,357	63,258	(16,901)	(26.7)	57,178
Customer loans	677,639	710,044	(32,405)	(4.6)	666,356
Debt securities	7,600	7,517	83	1.1	7,886
Investments	3,502	2,524	978	38.8	3,377
Intangible assets and property and equipment	19,035	17,280	1,755	10.2	18,137
Goodwill	26,056	26,127	(71)	(0.3)	24,263
Other	47,613	52,883	(5,270)	(10.0)	49,154

Total assets	1,168,718	1,295,794	(127,077)	(9.8)	1,134,003

LIABILITIES AND SHAREHOLDER’S EQUITY
Trading portfolio	105,947	154,092	(48,145)	(31.2)	94,695
Customer deposits	13,197	13,200	(3)	(0.0)	8,500
Marketable debt securities	1	1	(0)	(20.9)	1
Trading derivatives	59,664	105,627	(45,962)	(43.5)	58,910
Other	33,084	35,264	(2,180)	(6.2)	27,285
Other financial liabilities at fair value	51,500	59,422	(7,921)	(13.3)	42,311
Customer deposits	33,683	31,473	2,209	7.0	26,484
Marketable debt securities	5,088	5,650	(562)	(10.0)	4,086
Due to central banks and credit institutions	12,730	22,298	(9,568)	(42.9)	11,741
Financial liabilities at amortized cost	889,288	956,059	(66,771)	(7.0)	880,115
Due to central banks and credit institutions	98,113	106,002	(7,888)	(7.4)	92,390
Customer deposits	573,255	608,555	(35,299)	(5.8)	572,853
Marketable debt securities	179,446	205,384	(25,938)	(12.6)	182,234
Subordinated debt	17,738	17,828	(90)	(0.5)	16,139
Other financial liabilities	20,735	18,290	2,445	13.4	16,499
Insurance liabilities	1,548	1,263	286	22.6	1,430
Provisions	14,900	16,039	(1,139)	(7.1)	14,485
Other liability accounts	23,014	23,727	(713)	(3.0)	20,409

Total liabilities	1,086,197	1,210,601	(124,403)	(10.3)	1,053,444

Shareholders’ equity	85,631	82,158	3,474	4.2	84,740
Capital stock	5,781	5,269	511	9.7	5,667
Reserves	78,548	75,683	2,865	3.8	75,109
Attributable profit to the Group	1,303	1,205	98	8.1	4,370
Less: dividends	—	—	—	—	(406)
Equity adjustments by valuation	(13,253)	(9,013)	(4,241)	47.1	(14,152)
Minority interests	10,142	12,048	(1,906)	(15.8)	9,972

Total equity	82,520	85,193	(2,673)	(3.1)	80,559

Total liabilities and equity	1,168,718	1,295,794	(127,077)	(9.8)	1,134,003

JANUARY - MARCH

12     FINANCIAL REPORT 2014    CONSOLIDATED FINANCIAL REPORT

■ GRUPO SANTANDER. BALANCE SHEET

•	The Group’s activity and strategy continued to reflect the market context:

•	Low demand for loans in Europe, particularly in Spain and Portugal, though with signs of recovering in recent months. Growth of 7% in the US and 10% in Latin America at constant exchange rates.

•	In funds, focus on the cost of deposits and on marketing mutual funds continued (+15% year-on-year).

•	The Group’s net loan-to-deposit ratio remained at a very comfortable level of 112% in March.

•	Common equity Tier 1 (CET1) was 10.6% at the end of March, well above the minimum requirement. Tier 1 was 10.8% and the total capital ratio 12.1%.

•	The leverage ratio was 4.6%.

■ DISTRIBUTION OF TOTAL ASSETS

    March 2014

Total managed and marketed funds at the end of March amounted to EUR 1,313,014 million, of which EUR 1,168,718 million (89%) were on-balance sheet and the rest mutual and pension funds and managed portfolios.

When making quarterly and year-on-year comparisons, it is important to take into account the impact of end-of-period exchange rates as a result of the changes in the main currencies in which the Group operates, which have been very significant in some units, particularly for year-on-year comparisons.

The depreciations against the euro over March 2013 were as follows: 7% for the dollar, 12% for the Mexican peso, 18% for the Brazilian real, 21% for the Chilean peso and 41% for the Argentine peso, while the Polish zloty hardly changed and sterling appreciated by 2%. The impact on year-on-year changes in lending and customer funds was between 3 and 4 p.p. negative.

The exchange rate impact in the first quarter was virtually zero, both on lending and funds. This was not the case for currencies. The Brazilian real and sterling appreciated 4% and 1%, respectively, against the euro, while the dollar, the Polish zloty and the Mexican peso hardly changed and the Chilean and Argentine pesos depreciated 5% and 19%, respectively.

Customer lending

The Group’s gross lending amounted to EUR 721,856 million at the end of March, 1.5% over December 2013, (+1.8% after eliminating repos).

Excluding the exchange rate impact, lending in Continental Europe increased 0.5% due to Spain, Poland and Santander Consumer Finance. Of note was Spain with a slight increase of EUR 442 million (+0.3%), the first quarterly rise in the last five years. In the UK it rose 0.2%, in Latin America 1.0% with growth in all countries except Brazil, and in the US 3.2%, thanks to the good performance of Santander Bank and SCUSA.

Over March 2013, lending was 6% lower (a drop of less than 1% after eliminating the exchange rate impact and repos). The performance by geographic areas was as follows:

■ CUSTOMER LOANS (EUR million)

	31.03.14	31.03.13	Variation Amount	(%)	31.12.13
Spanish Public sector	15,409	17,561	(2,151)	(12.3)	13,374
Other residents	162,693	178,460	(15,767)	(8.8)	160,478
Commercial bills	6,797	8,007	(1,210)	(15.1)	7,301
Secured loans	97,648	101,863	(4,215)	(4.1)	96,420
Other loans	58,248	68,590	(10,342)	(15.1)	56,757
Non-resident sector	543,753	568,772	(25,020)	(4.4)	537,587
Secured loans	323,789	340,486	(16,697)	(4.9)	320,629
Other loans	219,964	228,287	(8,323)	(3.6)	216,958
Gross customer loans	721,856	764,793	(42,938)	(5.6)	711,439
Loan-loss allowances	27,261	27,839	(578)	(2.1)	26,749
Net customer loans	694,595	736,954	(42,359)	(5.7)	684,690
Pro memoria: Doubtful loans	41,101	37,780	3,321	8.8	41,088
Public sector	88	103	(15)	(14.6)	99
Other residents	21,741	16,613	5,129	30.9	21,763
Non-resident sector	19,272	21,064	(1,792)	(8.5)	19,226

JANUARY - MARCH

CONSOLIDATED FINANCIAL REPORT    FINANCIAL REPORT 2014     13

In Continental Europe, the low demand for loans in Spain and Portugal saw falls in their balances. On the other hand, lending grew in Santander Consumer Finance and in Poland, while there was a sharp drop of 24% in run-off real estate activity in Spain, as a result of maintaining the strategy of reducing this type of risk.

•	Gross customer lending in Spain (excluding the run-off real estate unit, commented on below) was 7% lower year-on-year The distribution was as follow:

•	Lending to individuals amounted to around EUR 63,000 million, of which EUR 50,066 million are home mortgages (-4% in 12 months). The portfolio was concentrated in financing first homes, with a strong concentration in the lowest tranches of loan-to-value (87% with an LTV of less than 80%).

•	Loans directly to SMEs and companies without real estate purpose amounted to EUR 82,639 million and accounted for the largest share of lending (51% of the total). They dropped 7% year-on-year, mainly in the first half of 2013, as in the fourth quarter of 2013 and the first of 2014, they remained stable.

•	Lending to the Spanish public sector stood at EUR 14,081 million compared to EUR 16,946 million in March 2013. The reduction was due to the amortization in the fourth quarter of 2013 of financing for suppliers (around EUR 4,000 million).

•	In Portugal, lending dropped 4%. That to individuals was down 3% and to companies 7%. Balances in construction and real estate, which represent only 3% of lending, declined 26%.

•	In Poland lending increased 2% in the last 12 months, in local currency, backed by that to companies (+6%), while lending to individuals remained unchanged.

•	Santander Consumer Finance’s balances rose 2%, with a varied performance by countries. Germany’s lending, which accounted for 51% of the area’s total, rose 1%, the Nordic countries and Poland increased by 16% and 10%, respectively, in local currency and Spain rose 14% (partly due to the consolidation of Financiera El Corte Inglés -FECI-) while Italy and Portugal declined by more than 10%.

New lending was 13% higher in the first quarter than in the same period of 2013, as follows: +8% for durable goods, +7% for used vehicles and +14% for new ones, where the evolution continued to be better than the sector’s (+7% car sales in our footprint).

•	Net customer lending included in the unit of Spain’s run-off real estate amounted to EUR 5,208 million. The balance continued to fall and was EUR 1,636 million lower than in March 2013 (-24%).

In the United Kingdom, the balance of customer loans was 3% lower in sterling year-on-year. In local criteria, the balance of home mortgages dropped 4%, partly offset by the rise in loans to companies (+12%), both large companies and SMEs.

Lending in Latin America in constant currency increased 10% year-on-year, with growth in all countries: Brazil (+6%), Mexico (+15%), Chile (+12%), Argentina (+34%), Uruguay (+34%) and Peru (+36%).

■ GROSS CUSTOMER LOANS

    EUR billion

(*)	Excluding exchange rate impact: -2.1%

■ CUSTOMER LOANS

    % o/ operating areas. March 2014

■ LOAN PORTFOLIO IN SPAIN

    EUR billion

JANUARY - MARCH

14     FINANCIAL REPORT 2014    CONSOLIDATED FINANCIAL REPORT

MANAGED AND MARKETED CUSTOMER FUNDS (EUR million)

	31.03.14	31.03.13	Variation Amount	(%)	31.12.13
Resident public sector	7,856	13,198	(5,342)	(40.5)	7,745
Other residents	158,292	164,090	(5,798)	(3.5)	161,649
Demand deposits	76,468	73,015	3,453	4.7	74,969
Time deposits	76,823	82,772	(5,949)	(7.2)	80,146
Other	5,000	8,302	(3,302)	(39.8)	6,535
Non-resident sector	453,988	475,940	(21,953)	(4.6)	438,442
Demand deposits	251,364	238,130	13,234	5.6	245,582
Time deposits	144,604	176,979	(32,376)	(18.3)	146,433
Other	58,020	60,831	(2,811)	(4.6)	46,427
Customer deposits	620,135	653,228	(33,093)	(5.1)	607,836
Debt securities*	184,534	211,035	(26,501)	(12.6)	186,321
Subordinated debt	17,738	17,828	(90)	(0.5)	16,139
On-balance-sheet customer funds	822,408	882,091	(59,684)	(6.8)	810,296
Mutual funds	111,392	107,393	3,999	3.7	103,967
Pension funds	11,064	10,181	883	8.7	10,879
Managed portfolios	21,839	20,988	852	4.1	21,068
Other managed and marketed customer funds	144,296	138,562	5,734	4.1	135,914
Managed and marketed customer funds	966,704	1,020,653	(53,949)	(5.3)	946,210

(*)	Including retail commercial paper (EUR million): 2,015 million in March 2014, 10,153 in March 2013 and 3,553 in December 2013

Lastly, lending in the US rose 7% in dollars, with a varied performance by units. Santander Bank’s dropped 1% as a result of the strategy in the mortgage segment in recent quarteres, while SCUSA’s rose 36%, benefiting from the strategic alliance with Chrysler.

At the end of March, Continental Europe accounted for 38% of the Group’s total net lending (23% Spain), the UK 34%, Latin America 19% (10% Brazil) and the US 9%.

Customer funds under management and marketed

Total managed funds, including balances marketed, amounted to EUR 966,704 million, 1.7% higher over December 2013 excluding the exchange rate effect.

Deposits (excluding repos) and mutual funds rose 1.9%, with the latter one increasing in all geographic areas (Continental Europe: 2.5%; the UK: +0.9%; Latin America: +2.6% and the US: +1.0%).

Customer funds were 1% lower over March 2013 excluding the exchange rate effect (-5% on accounting terms), due to the lower balances in debt securities and repos. The aggregate of deposits excluding repos plus mutual funds rose 1%. Deposits were 1% lower and mutual funds 15% higher.

Continental Europe’s main units performed as follows:

•	Spain’s deposits dropped 2% year-on-year and mutual funds increased 32%, consolidating Grupo Santander’s leadership. This big rise was due to the strategy of reducing expensive deposits and more active marketing of mutual funds.
•	Portugal’s deposits dropped 5%, excluding repos, due to the greater focus on cost, and mutual funds declined 18%.

•	Poland’s deposits increased 5% in local currency, due to active management of funds reflected in the reduction in the expensive deposits of Kredyt Bank and the rise in mutual funds (+3%).

•	Santander Consumer Finance’s deposits dropped 3% due to Germany (87% of the area’s total) as a result of the policy of reducing higher cost balances. Poland, Austria and the Nordic countries recorded significant increases, though over very modest figures.

In the UK, customer deposits excluding repos (in sterling) dropped 3%, due to the strategy of replacing expensive and less stable deposits with those that offer a better opportunity of linkage. Demand deposits grew 5% in the last 12 months because of the rise in current accounts as a result of the successful marketing of the 1|2|3 range of products, which offset the reduction in time deposits. Mutual funds dropped 26%.

■ MANAGED AND MARKETED MUTUAL FUNDS

    EUR million

	31.03.14	31.03.13	Var (%)	31.12.13
Spain	36,164	27,361	32.2	33,104
Portugal	1,185	1,437	(17.5)	1,050
Poland	3,455	3,342	3.4	3,525
United Kingdom	9,490	12,638	(24.9)	9,645
Latin America	60,256	61,256	(1.6)	55,835
USA	843	1,360	(38.0)	807

Total	111,392	107,393	3.7	103,967

JANUARY - MARCH

CONSOLIDATED FINANCIAL REPORT     FINANCIAL REPORT 2014     15

■ MANAGED AND MARKETED PENSION FUNDS

   EUR million

	31.03.14	31.03.13	Var (%)	31.12.13
Spain	10,202	9,401	8.5	10,030
Portugal	862	780	10.5	848

Total	11,064	10,181	8.7	10,879

In Latin America, and, like lending, all countries in constant currency terms increased their deposits plus mutual funds. The overall growth was 13% year-on-year excluding repos. Brazil’s rose 15%, Chile’s 12%, Mexico’s 7%, Argentina’s 32%, Uruguay’s 29% and Peru’s 11%.

US customer deposits continued to improve their mix and cost. Demand deposits increased 7%, a rise absorbed by the drop in time deposits. and thus the aggregate of deposits and mutual funds declined 3%.

Pension plans rose 9% in Spain in the last 12 months and 11% in Portugal, the only countries where Santander markets this product.

Continental Europe accounted for 37% of managed customer funds (26% Spain), the UK 31%, Latin America 26% (Brazil 15%) and the US 6%.

The Group, for strategic reasons, maintained a selective policy of issuing securities in the international fixed income markets and strived to adapt the frequency and volume of operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.

In the first quarter of 2014, issues of senior debt amounted to EUR 8,475 million and covered bonds to EUR 905 million.

Of note in the first category was debt issuance of EUR 1,500 million by Banco Santander, S.A. in March 2014 at 1.375%, well below the 4% of the last equivalent issue in January 2013.

Also noteworthy was the issuance of EUR 1 billion of covered bonds by the subsidiary in Portugal (recorded April 1) at 1.50%, which saw the return to the market of Santander Totta after four years.

Both were over subscribed, reflecting the high degree of interest in Santander risk by investors.

As regards securitizations, the Group’s subsidiaries placed in the first quarter a total of EUR 3,418 million, mainly via the specialised consumer finance units.

This issuing activity underscores the Group’s capacity to access the different segments of institutional investors via more than 10 issuance units, including the parent bank, Banco Santander, S.A. and the main subsidiaries of the countries where it operates. All this reaffirms the Group’s policy of liquidity self-sufficiency for its subsidiaries so that each one adapts its issuance programme to the evolution of its balance sheet.

■ MANAGED AND MARKETED CUSTOMER FUNDS

   EUR billion

(*)	Excluding exchange rate impact: -1.2%

■ MANAGED AND MARKETED CUSTOMER FUNDS

    % o/ operating areas. March 2014

■ LOANS / DEPOSITS. TOTAL GROUP*

    %

(*)	Including retail commercial paper

JANUARY - MARCH

16     FINANCIAL REPORT 2014    CONSOLIDATED FINANCIAL REPORT

Maturities of medium- and long-term debt amounted to EUR 10,259 million, of which EUR 5,769 million was senior debt and EUR 4,490 million covered bonds.

The evolution of loans and funds put the net loan-to-deposit ratio at 112%.

The ratio of deposits plus medium- and long-term funding to the Group’s loans was 117%, underscoring the comfortable funding structure of the Group’s lending.

Other items of the balance sheet

Goodwill amounted to EUR 26,056 million, virtually unchanged from March 2013.

The balance of financial assets available for sale amounted to EUR 90,889 million, 15% lower (-EUR 16,296) than a year earlier and mainly due to the reduced exposure of public debt in Spain and the US. The increase over December 2013 is basically due to Brazil and the UK.

Trading derivatives amounted to EUR 60,252 million in assets and EUR 59,664 million in liabilities (EUR 45,139 million and EUR 45,962 lower, respectively and due to long-term interest rate hikes and the cancellation of positions).

Shareholders’ equity and solvency ratios

Shareholders’ funds, after retained profits, amounted to EUR 85,631 million (+EUR 3,474 million and +4% in the last 12 months).

Minority interests were 16% lower, due to Spain (integration of Banesto) and Brazil (impact of exchange rates and the operation to optimise capital).

Valuation adjustments dropped by EUR 4,241 million over March 2013, with a notable negative impact of exchange rates (partly hedged) on the value of stakes in foreign subsidiaries. The figure also includes the negative impact of exchange rates on goodwill, but with a neutral impact on capital ratios, as it is recorded in the same way in assets.

Total equity amounted to EUR 82,520 million at the end of March.

The Group’s eligible equity on the basis of CRD IV criteria amounted to EUR 65,459 million (EUR 22,272 million above the minimum requirement).

The common equity Tier 1 ratio (CET1) was 10.6% at the end of March, the Tier 1 ratio 10.8% and the total ratio 12.1%.

The evolution of the CET1 ratio reflects the ordinary generation of capital, on the one hand, and, on the other, the impact of greater risk-weighted assets, the capital optimisation operation in Brazil and the incorporation of SCUSA.

In addition, and under the new European regulation on equity, Banco Santander made the first issue in March of contingent perpetual preferred securities convertible into newly issued ordinary shares of the Bank, which are computable as additional Tier 1 (AT1) capital. This operation bolstered its solvency (Tier 1).

■ TOTAL EQUITY AND CAPITAL WITH THE NATURE OF FINANCIAL LIABILITIES (EUR million)

			Variation
	31.03.14	31.03.13	Amount	(%)	31.12.13
Capital stock	5,781	5,269	511	9.7	5,667
Additional paid-in surplus	36,668	37,281	(613)	(1.6)	36,804
Reserves	41,885	38,442	3,443	9.0	38,314
Treasury stock	(5)	(39)	34	(87.3)	(9)
Shareholders’ equity (before profit and dividends)	84,329	80,953	3,376	4.2	80,776
Attributable profit	1,303	1,205	98	8.1	4,370
Interim dividend distributed	—	—	—	—	(406)
Interim dividend not distributed	—	—	—	—	(471)
Shareholders’ equity (after retained profit)	85,631	82,158	3,474	4.2	84,269
Valuation adjustments	(13,253)	(9,013)	(4,241)	47.1	(14,152)
Minority interests	10,142	12,048	(1,906)	(15.8)	9,972

Total equity (after retained profit)	82,520	85,193	(2,673)	(3.1)	80,088

Preferred shares and securities in subordinated debt	5,723	4,755	968	20.3	4,053

Total equity and capital with the nature of financial liabilities	88,243	89,949	(1,705)	(1.9)	84,141

JANUARY - MARCH

CONSOLIDATED FINANCIAL REPORT     FINANCIAL REPORT 2014     17

The final amount of the issue (EUR 1.5 billion), after accumulating demand of around EUR 15 billion and a total of 635 orders to buy from almost entirely foreign investors, was targeted at only qualified investors. It was issued at par and its remuneration, whose payment is subject to certain conditions and to the discretion of the Bank, was set at 6.25% on an annual basis for the first five years. The cost is significantly lower than initially envisaged and the lowest of the issues made by similar European banks in the last year. After that, it will be reviewed by applying a margin of 541 basis points on the five-year Mid-Swap Rate.

From a qualitative stand point, the Group has solid capital ratios that are adjusted to its business model, the structure of the balance sheet and the risk profile.

■ COMPUTABLE CAPITAL

    EUR million

31.03.14
CET1	57,203
Basic capital	58,524
Computable capital	65,459
Risk-weighted assets	539,835

CET1 capital ratio	10.60
T1 capital ratio	10.84
BIS ratio	12.13

Shareholders’ equity surplus	22,272

Rating agencies

The Group’s access to wholesale funding markets, as well as the cost of issues, depends to some extent on the ratings accorded by rating agencies.

Rating agencies regularly review the Group’s ratings. Debt classification depends on a series of internal factors (solvency, business model, capacity to generate profits, etc.) and external ones related to the general economic environment, the sector’s situation and the sovereign risk of the countries in which the Group operates.

The rating and outlook for the Kingdom of Spain has improved in the last few quarters. In 2013, Fitch, Standard & Poor’s and Moody’s improved the outlook from negative to stable and, in the first quarter of 2014, Moody’s upgraded the rating from Baa3 to Baa2 and the outlook from stable to positive. Following these changes, the sovereign ratings for Spain are as follows: BBB- by Standard & Poor’s, BBB by Fitch, Baa2 by Moody’s and A (low) by DBRS. On April, Fitch has reviewed the ratings, as commented on later.

The methodology used by the agencies limits the rating of a bank above that of the sovereign of the country in which it is based in some cases. This means that despite the Group’s good fundamentals, Santander’s rating is limited by the sovereign debt rating.

At the end of March, Banco Santander is the only bank in the world with a rating higher than that of the sovereign of the country in which it is based by the four agencies: BBB Standard &

Poor’s, BBB+ Fitch, Baa1 Moody’s and A DBRS. At the end of 2013, Fitch and S&P improved the outlook to stable and in the first quarter of 2014 Moody’s upgraded the rating from Baa2 to Baa1 with stable outlook. These higher ratings than the sovereign recognize Santander’s financial strength and diversification.

Recently, GBB Rating and Scope have assigned Santander ratings of A+ and A respectively.

The agencies’ good assessment of Santander’s credit profile is reflected in the rating of the Bank’s individual fundamentals, which in the case of S&P is “a-”, a level equivalent to its peers including those based on countries with a better macroeconomic situation.

■ RATING AGENCIES. GRUPO SANTANDER

	Long term	Short term	Outlook
DBRS	A	R1(low)	Negative
Fitch Ratings	BBB+	F2	Stable
GBB Rating	A+		Stable
Moody’s	Baa1	P-2	Stable
Standard & Poor´s	BBB	A-2	Stable
Scope	A		Stable

On April 24, Fitch upgraded the rating for the Kingdom of Spain to BBB+, with stable outlook. The agency is expected in the coming weeks to analyse and review Banco Santander ratings.

JANUARY - MARCH

18     FINANCIAL REPORT 2014    RISK MANAGEMENT

■ RISK MANAGEMENT

Ú	The Group’s NPL ratio went down by nine basis points to 5.52% in the first quarter:

•	Of note was the drop in Poland (-49 b.p.), the US (-21 b.p.) and the UK (-10 b.p.), while Spain’s ratio rose at a slower pace (+12 b.p.).

Ú	Net NPL entries (excluding the perimeter and forex effects) were 39% lower year-on-year, with sharp falls in Spain, Poland, the UK and Brazil.

Ú	The Group’s coverage at the end of March was 66% (+1 p.p. in the first quarter).

Ú	Loan-loss provisions stood at EUR 2,695 million, (4.2% less y-o-y, excluding fx impact), bringing the cost of credit to 1.65% (2.45% in March 2013).

Credit risk management

Net NPL entries in the first quarter of 2014, excluding the perimeter and forex effects, amounted to EUR 2,536 million, 39% lower than in the same period of 2013, whith sharp falls in Spain, Poland, the UK and Brazil.

Non-performing and doubtful loans remained almost unchanged at EUR 42,300 million. This balance, together with the current lending levels, put the Group’s NPL ratio at 5.52%, nine basis points lower than at the end of 2013.

Loan-loss provisions stood at EUR 28,037 million, of which EUR 5,475 million were generic provisions. Total funds rose EUR 511 million (+2%) since the end of 2013 and brought coverage to 66% (65% in December 2013).

It should be borne in mind that the NPL ratio, particularly in the UK but also in Spain, is affected by the weight of mortgage balances

■ CREDIT RISK MANAGEMENT* (EUR million)

			Var.
	31.03.14	31.03.13	(%)	31.12.13
Non-performing loans	42,300	38,693	9.3	42,420
NPL ratio (%)	5.52	4.75		5.61
Loan-loss allowances	28,037	28,652	(2.1)	27,526
Specific	22,562	22,950	(1.7)	22,433
Generic	5,475	5,702	(4.0)	5,093
Coverage ratio (%)	66.3	74.1		64.9
Cost of credit (%) **	1.65	2.45		1.69

(*)	Excluding country-risk
(**)	12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

■	GRUPO SANTANDER. NPL AND COVERAGE RATIOS

    %

that require lower provisions, as they have collateral not reflected here. The average LTV of residential mortgage balances in Spain and the UK is 55% and 50%, respectively.

The Group’s net loan loss provisions, deducting write-offs recovered, were EUR 2,695 million at the end of March, 1.65% over the average lending in the last 12 months, compared to EUR 3,142 million (2.45%) in the same period of 2013.

The NPL ratios and coverage by countries are set out below

•	Spain’s NPL ratio was 7.61% (+12 b.p. in the quarter). This rise, which was well below that of previous quarteres, was due to the significant reduction of NPL entries, mainly in the companies portfolio. Coverage was 45% (+1 p.p. since the end of 2013.

•	There is a separate unit for Spain’s run-off real estate, which includes customer loans mainly for real estate development, and which has a specialised management model, equity stakes related to the property sector (Metrovacesa and SAREB) and foreclosed assets.

The Group’s strategy in the last few years has been to sharply reduce these loans. At the end of March, they stood at EUR 10,273 million net and represented around 3% of loans in Spain and less than 1% of the Group’s total loans. Their evolution was as follows:

•	Net loans of EUR 5,208 million, EUR 527 million lower than at the end of 2013 and EUR 1,636 million below March 2013 (-24%). The NPL ratio was 69.9% with coverage of 68%. Total coverage of these loans, including performing loans, was 51%, unchanged in the last 12 months.

JANUARY - MARCH

RISK MANAGEMENT     FINANCIAL REPORT 2014     19

■ MAIN UNITS. NPL RATIO

    %

•	Net foreclosed assets ended March at EUR 3,625 million. These assets are covered by EUR 4,471 million of provisions (55% of gross assets).

•	The stakes in Metrovacesa and SAREB amount to EUR 1,440 million.

•	Portugal’s NPL ratio was 8.26% at the end of March (+14 b.p. in the quarter, and well below that of previous quarters). Coverage was 51% (50% in December 2013).

•	Santander Consumer Finance’s NPL ratio was 4.14% at the end of March, an increase of 13 b.p. since the end of 2013, due to the entry of the El Corte Inglés consumer finance unit, which had a NPL ratio higher than the area’s. Excluding it, the NPL ratio was slightly lower in the first quarter. Units performed well in all countries. Coverage was 105%, virtually unchanged.

•	Poland ended March with a NPL ratio of 7.35%, 49 b.p. less than at the end of 2013, and continuing the downward trend begun in the middle of last year when a peak was reached following the integration with Kredyt Bank and the classification as doubtful of a large company in June. This reduction reflected the good evolution of the main portfolios. Coverage was 65% (+3 p.p. since the end of 2013).

•	In the UK, the NPL ratio was 1.88%, 10 b.p. lower than at the end of 2013. This positive evolution was due to the good performance of all segments, particularly mortgages for individuals. Lending remained stable over December 2013, though deleveraging in mortgages and in non-core company segments such as shipping and aviation continues (-8% and -16%, respectively)
•	Brazil’s NPL ratio was 5.74% at the end of March, 10 b.p. higher than at the end of 2013. The main reason for this rise was lower lending. Coverage was 95% in the first quarter of 2014, in line with that of December 2013.

•	The NPL ratio of Chile was 5.99% (+8 b.p. over the end of 2013), mainly due to the one-off performances of the portfolios of individual loans. The risk premium was significanatly lower. Coverage remained stable at 51%.

•	Mexico’s NPL ratio was 3.62% (-4 b.p. over December 2013) against a backdrop of a year that began with a less favourable macroeconomic environment. Coverage was 99% (+2 p.p. over the end of 2013)

■ SPAIN’S RUN-OFF REAL ESTATE

    EUR million net balances

■	SPAIN’S RUN-OFF REAL ESTATE. COVERAGE RATIO

    %

JANUARY - MARCH

20     FINANCIAL REPORT 2014    RISK MANAGEMENT

•	The NPL ratio for the US was 2.88% at the end of March 2014 (-21 b.p. in the quarter). Coverage was 163%. The ratio for Santander Bank + Puerto Rico, was 2.44% (-15 b.p. over the end of 2013). This was due to the good performance of retail portfolios because of the rise in household disposable income and the favourable evolution of individualised management companies. The NPL ratios of the latter fell in a context of a greater appetite for risk when acquiring problematic loans, also motivated by the increase in the valuations of their guarantees due to the positive evolution of real estate prices. Coverage remained at 86%.

The NPL ratio of SCUSA dropped from 4.35% at the end of 2013 to 3.95%, due to the continued growth in lending as well as the good performance of the portfolio, positively impacted by a better macroeconomic environment. Coverage was 279% (+39 p.p since the end of 2013).

■ NON-PERFORMING LOANS BY QUARTER (EUR million)

	1Q’13	2Q’13	3Q’13	4Q’13	1Q’14
Balance at beginning of period	36,761	38,693	40,712	41,899	42,420
Net additions	4,167	6,294	4,722	4,517	2,536
Increase in scope of consolidation	743	—	—	—	148
Exchange differences	300	(1,283)	(447)	(781)	96
Write-offs	(3,278)	(2,991)	(3,088)	(3,215)	(2,900)
Balance at period-end	38,693	40,712	41,899	42,420	42,300

Market risk

In the first quarter of 2014, the risk of trading activity, measured in VaR terms at 99%, averaged around EUR 17.7 million. It fluctuated between EUR 13.7 and EUR 22.1 million.

Of note was the increase in VaR at the end of February to a quarterly high, due to the increased risk in Santander UK, Brazil and Spain (higher exposure in interest rates in the first two quarters and credit spread in the third).

■ TRADING PORTFOLIOS*. VaR BY REGION

First quarter	2014		2013
EUR million	Average	Latest	Average

Total	17.7	16.5	19.3

Europe	13.3	12.2	14.1
USA and Asia	0.6	0.5	0.8
Latin America	10.6	9.5	12.3
Global activities	2.5	1.8	1.3

(*)	Trading activity

■ TRADING PORTFOLIOS*. VaR PERFORMANCE

    EUR million

(*)	Trading activity

■	TRADING PORTFOLIOS*. VaR BY MARKET FACTOR

First quarter
EUR million	Min.	Avg.	Max.	Latest
VaR total	13.7	17.7	22.1	16.5

Diversification efect	(9.2)	(14.1)	(18.9)	(16.7)
Interest rate VaR	9.0	13.7	18.0	12.6
Equity VaR	1.6	3.2	5.8	3.9
FX VaR	2.2	4.4	9.0	5.8
Credit spreads VaR	7.2	10.1	13.9	10.7
Commodities VaR	0.2	0.3	0.4	0.2

(*)	Trading activity

JANUARY - MARCH

THE SANTANDER SHARE     FINANCIAL REPORT 2014     21

The Santander share

Shareholder remuneration

Under the Santander Dividendo Elección programme (scrip dividend) for 2013, shareholders could opt to receive in cash or in shares the amount equivalent to the third dividend (EUR 0.152 per share). A total of 227,646,659 shares were issued to meet those who chose the latter option (86% of the capital stock).

At the same time, and within this programme, in April shareholders were able to opt to receive the third dividend in cash or in shares. Each shareholder has received a free allotment of new shares for each share they own.

Shareholders can sell the rights to the bank at a set price (EUR 0.149 gross per right), to the stock market between April 14 and 28 at the market price, or receive new shares in the proportion of one new share for every 47 rights (in the last two cases without withholding tax*).

In order to meet the request for new shares, a capital increase for a maximum of EUR 122,990,076 will be made, (245,980,152 shares). The number of new shares that will be issued and thus the amount of the capital increase will depend on the number of shareholders that opt to sell their free allotment rights to the bank at the fixed price. Shareholders are due to receive on May 2 the amount in cash if they opted to sell their rights to the Bank.

Performance of the Santander share

The first quarter was marked by the Federal Reserve’s tapering policy, the subsequent turbulence in the currency markets of emerging economies, the easing of tensions in markets on the periphery of Europe, the reduction in sovereign debt risk premiums, the slowdown in the Chinese economy and political friction between Russia and the Ukraine. Emerging and Asian markets fell sharply and mature ones, such as New York and London, declined to a small extent. Markets on the periphery of Europe rose.

The Santander share ended March at EUR 6.921, 6.4% higher than at the end of 2013 and 32.0% year-on-year. Including the dividend payments, the total shareholder return was 8.8% and 46.3%, respectively. The share’s evolution was better than that of the Ibex-35 and the main international indices (DJ Stoxx 50 and DJ Stoxx Banks), both over December 2013 and year-on-year.

■ COMPARATIVE PERFORMANCE OF SHARE PRICES

    December 31, 2013 to March 31, 2014

Capitalisation

At the end of March, Santander was the largest bank in the Eurozone by market capitalisation (EUR 80,014 million) and the 11th in the world. The share’s weighting in the DJ Stoxx 50 was 2.6%, 8.6% in the DJ Stoxx Banks and 17.7% in the Ibex 35.

Trading

Shares traded in the first quarter amounted to 4,179 million, for an effective value of EUR 27,339 million (liquidity ratio of 36%). A daily average of 66.3 million shares were traded for an effective amount of EUR 434 million.

Shareholder base

The total number of shareholders at the end of March was 3,299,097, of which 3,057,777 are European (87.37% of the capital stock) and 224,843 from the Americas (12.29%).

Excluding the board with 1.62% of the bank’s capital, individual shareholders owned 47.17% of the capital and institutional ones 51.21%.

(*)	The options, maturities and procedures indicated can present special features for shareholders holding Santander shares in the various foreign stock markets where the Bank is listed. Also, the taxation of the various options can have specific features depending on the shareholder’s personal circumstances.

■ THE SANTANDER SHARE

Shareholders and trading data
Shareholders (number)	3,299,097
Shares (number)	11,561,067,147
Average daily turnover (no. of shares)	66,330,355
Share liquidity (%) (Number of shares traded during the year / number of shares)	36

Remuneration per share	euros
Santander Dividendo Elección (Aug.13)	0.15
Santander Dividendo Elección (Nov.13)	0.15
Santander Dividendo Elección (Feb.14)	0.15
Santander Dividendo Elección (May.14)	0.15

TOTAL	0.60

Price movements during the year
Beginning (31.12.13)	6.506
Highest	6.990
Lowest	6.201
Last (31.03.14)	6.921
Market capitalisation (millions) (31.03.14)	80,014

Stock market indicators
Price / Book value (X)	0.93
P/E ratio (X)	15.26
Yield* (%)	9.22

(*)	Total remuneration 2013 / 1Q’14 average share price

■ CAPITAL STOCK OWNERSHIP

March 2014	Shares	%
The Board of Directors	187,782,416	1.62
Institutional investors	5,920,562,307	51.21
Individuals	5,452,722,424	47.17

Total	11,561,067,147	100.00

JANUARY - MARCH

22     FINANCIAL REPORT 2014    INFORMATION BY SEGMENTS

Description of the segments

Grupo Santander is maintaining in 2014 the general criteria applied in 2013, as well as the business segments with the following exceptions:

1)	In the Group’s financial statements:

•	Some corporate operations recently carried out by the Group involve changes in the consolidation method. On the one hand, taking control of Santander Consumer USA (SCUSA) in 2014 meant changing to consolidation by global integration instead of by the equity accounted method, and, on the other, the loss of control of asset management companies sold at the end of 2013 meant consolidating by the equity accounted method instead of by global integration. Pro-forma information is provided with the Group’s financial statements for previous periods, modified in order to facilitate comparisons as if these changes had been effective in the compared periods presented.

2)	In geographic businesses by restructuring:

•	The area for the United States includes Santander Bank, Santander Consumer USA, which as indicated, now consolidates by global integration, and Puerto Rico, which was previously included in Latin America.

•	The sold units of Santander Asset Management consolidate by the equity accounted method, as commented, in the various countries.

3)	Other adjustments:

•	Annual adjustment of the perimeter of the Global Customer Relationship Model between Retail Banking and Global Banking and Markets. This change has no impact on the principal segments (or geographic).

•	The Asset Management and Insurance area is now called Private Banking, Asset Management and Insurance. As regards the figures published in 2013, the domestic private banking units of Spain, Portugal, Italy, Brazil, Mexico and Chile are incorporated (management shared with local banks). Santander Private Banking in Latin America is also included.

For comparison purposes, the figures of previous periods of the principal and secondary segments have been re-expressed to include the changes in the affected areas.

The financial statements of each business segment have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the units in each segment as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

The operating business areas are structured into two levels:

Principal level (or geographic). Geographical areas segment the activity of the Group’s operating units. This coincides with the Group’s first level of management and reflects Santander positioning in the world’s three main currency areas (euro, sterling and dollar). The segments reported on are:

•	Continental Europe. This covers all retail banking business, wholesale banking, and private banking and asset management and insurance conducted in this region, as well as the unit of run-off real estate activity in Spain. Detailed financial information is provided on Spain, Portugal, Poland and Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith).
•	United Kingdom. This includes retail and wholesale banking, and private banking asset management and insurance conducted by the Group’s various units and branches in the country.

•	Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units of Santander Private Banking, as an independent and globally managed unit, and New York’s business. The financial statements of Brazil, Mexico and Chile are also provided.

•	United States. Includes the businesses of Santander Bank, Santander Consumer USA and Puerto Rico.

Secondary level (or business). This segments the activity of the operating units by type of business. The segments are: retail banking, wholesale banking, private banking, asset management and insurance and the unit of run-off real estate activity in Spain.

•	Retail Banking. This covers all customer banking businesses, (except those of private banking and corporate banking, managed through the Global Customer Relationship Model). Because of their relative importance, details are also provided by the main geographic areas (Continental Europe, United Kingdom, Latin America and the United States). The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•	Global Wholesale Banking (GBM). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including all treasuries managed globally, both trading and distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•	Private Banking, Asset Management and Insurance. This includes the contribution to the Group for the design and management of mutual and pension funds and insurance, conducted in some cases via wholly-owned units and in other via units in which the Group participates through joint ventures with specialists. In both cases, the units remunerate the distribution networks used to place these products (basically the Group’s, though not exclusively) via agreements. This means that the result recorded in this segment is net for each of the units included, in accordance with their participation and consolidation method, (i.e. deducting the distribution cost of sharing agreements from gross income). It also includes private banking business as defined above.

As well as these operating units, which cover everything by geographic area and by businesses, the Group continues to maintain the area of Corporate Activities. This area incorporates the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The figures of the Group’s units have been drawn up in accordance with these criteria, and so might not coincide with those published individually by each unit.

JANUARY - MARCH

INFORMATION BY PRINCIPAL SEGMENTS    FINANCIAL REPORT 2014     23

■ NET OPERATING INCOME (EUR million)

	1Q’14	o/ 4Q’13		o/ 1Q’13
		(%)	(%) w/o FX	(%)	(%) w/o FX
Continental Europe	1,589	16.7	16.8	4.6	5.0
o/w: Spain	898	22.7	22.7	6.4	6.4
Portugal	106	9.3	9.3	(0.8)	(0.8)
Poland	188	14.0	14.0	18.0	18.8
Santander Consumer Finance	434	7.1	7.1	2.1	2.1
United Kingdom	635	(3.3)	(4.9)	30.8	27.3
Latin America	2,638	(0.9)	4.2	(23.0)	(6.4)
o/w: Brazil	1,719	(0.3)	3.3	(29.1)	(12.8)
Mexico	407	4.2	5.9	(13.8)	(6.4)
Chile	332	(4.6)	3.4	4.0	26.0
USA	830	7.9	8.8	15.2	19.4
Operating areas	5,693	4.5	6.9	(7.5)	3.0
Corporate Activities	(416)	(13.6)	17.2	(16.6)	(16.6)

Total Group	5,277	6.2	9.0	(6.7)	5.0

■ ATTRIBUTABLE PROFIT (EUR million)

Continental Europe	463	64.3	64.5	53.0	54.6
o/w: Spain	251	155.4	155.4	24.0	24.0
Portugal	36	(4.0)	(4.0)	67.9	67.9
Poland	85	17.1	17.2	20.6	21.5
Santander Consumer Finance	219	4.8	4.8	24.1	24.1
United Kingdom	376	5.3	3.5	67.6	63.1
Latin America	712	8.5	14.7	(26.6)	(11.5)
o/w: Brazil	364	20.9	23.9	(27.1)	(10.4)
Mexico	138	(7.3)	(6.0)	(42.8)	(37.9)
Chile	123	3.1	12.2	18.6	43.7
USA	158	5.3	4.9	(37.4)	(35.0)
Operating areas	1,708	18.3	20.7	(2.3)	8.3
Corporate Activities	(405)	5.5	—	(25.3)	(25.3)

Total Group	1,303	22.9	26.3	8.1	26.0

■ CUSTOMER LOANS (EUR million)

Continental Europe	265,216	(0.4)	(0.4)	(7.6)	(7.4)
o/w: Spain	157,458	(1.4)	(1.4)	(10.8)	(10.8)
Portugal	24,240	(1.0)	(1.0)	(5.0)	(5.0)
Poland	16,728	3.2	3.6	3.3	3.1
Santander Consumer Finance	57,433	2.5	2.5	2.1	2.1
United Kingdom	233,937	1.3	0.6	(3.5)	(5.5)
Latin America	129,743	0.8	0.6	(10.4)	9.5
o/w: Brazil	68,518	3.1	(1.0)	(12.1)	7.0
Mexico	22,381	0.5	0.2	(3.9)	9.5
Chile	27,993	(2.7)	2.4	(11.5)	11.7
USA	59,088	3.0	3.0	(0.4)	7.2
Operating areas	687,983	0.7	0.4	(6.2)	(2.8)

Total Group	694,595	1.4	1.2	(5.7)	(2.3)

■ CUSTOMER DEPOSITS (EUR million)

Continental Europe	258,043	0.7	0.8	(5.2)	(5.2)
o/w: Spain	183,196	1.1	1.1	(7.2)	(7.2)
Portugal	23,586	(2.5)	(2.5)	(0.5)	(0.5)
Poland	18,803	1.6	2.1	5.7	5.5
Santander Consumer Finance	30,611	(0.9)	(0.9)	(2.8)	(2.8)
United Kingdom	194,923	4.0	3.3	0.3	(1.8)
Latin America	126,239	3.3	3.1	(9.2)	10.9
o/w: Brazil	65,934	7.2	2.9	(12.3)	6.7
Mexico	25,592	3.8	3.4	(1.6)	12.1
Chile	20,436	(2.6)	2.5	(12.0)	11.0
USA	39,551	0.9	0.9	(9.6)	(2.6)
Operating areas	618,756	2.3	2.0	(4.7)	(1.0)

Total Group	620,135	2.0	1.8	(5.1)	(1.4)

JANUARY - MARCH

24     FINANCIAL REPORT 2014    INFORMATION BY PRINCIPAL SEGMENTS

■ CONTINENTAL EUROPE (EUR million)

		o/ 4Q’13		o/ 1Q’13
INCOME STATEMENT	1Q’14	(%)	(%) w/o FX	(%)	(%) w/o FX
Net interest income	2,093	2.9	2.9	4.7	5.3
Net fees	880	9.3	9.3	0.1	0.3
Gains (losses) on financial transactions	233	110.8	110.7	(12.0)	(11.9)
Other operating income*	(10)	—	—	—	—
Gross income	3,196	7.3	7.3	0.8	1.2
Operating expenses	(1,607)	(0.7)	(0.7)	(2.7)	(2.4)
General administrative expenses	(1,417)	1.1	1.2	(3.6)	(3.3)
Personnel	(841)	(3.0)	(3.0)	(6.1)	(5.9)
Other general administrative expenses	(577)	7.8	7.9	0.3	0.7
Depreciation and amortisation	(189)	(12.5)	(12.5)	5.1	5.4
Net operating income	1,589	16.7	16.8	4.6	5.0
Net loan-loss provisions	(791)	3.6	3.6	(12.2)	(12.0)
Other income	(152)	(18.0)	(18.0)	(21.2)	(21.1)
Profit before taxes	647	56.6	56.8	51.6	53.2
Tax on profit	(148)	38.7	38.8	54.4	56.1
Profit from continuing operations	500	62.8	63.1	50.8	52.4
Net profit from discontinued operations	(0)	(97.8)	(97.7)	—	—
Consolidated profit	499	65.7	65.9	50.8	52.4
Minority interests	37	85.8	86.1	27.5	28.4
Attributable profit to the Group	463	64.3	64.5	53.0	54.6

BALANCE SHEET
Customer loans**	265,216	(0.4)	(0.4)	(7.6)	(7.4)
Trading portfolio (w/o loans)	55,733	10.8	10.8	(34.4)	(34.4)
Available-for-sale financial assets	39,969	7.1	7.2	(11.9)	(11.9)
Due from credit institutions**	55,163	43.1	43.1	(7.2)	(7.1)
Intangible assets and property and equipment	5,801	(5.6)	(5.6)	2.5	2.5
Other assets	30,987	(22.3)	(22.3)	44.0	44.0

Total assets/liabilities & shareholders’ equity	452,869	3.3	3.3	(10.2)	(10.0)

Customer deposits**	258,043	0.7	0.8	(5.2)	(5.2)
Marketable debt securities**	15,783	(5.9)	(6.1)	(21.0)	(20.4)
Subordinated debt**	407	0.3	0.6	15.8	15.6
Insurance liabilities	1,548	8.3	8.3	22.6	22.6
Due to credit institutions**	66,716	12.2	12.2	(10.8)	(10.3)
Other liabilities	84,544	6.6	6.6	(22.5)	(22.5)
Shareholders’ equity***	25,827	3.0	3.0	(2.1)	(2.0)
Other managed and marketed customer funds	58,443	5.7	5.8	20.0	20.0
Mutual and pension funds	51,869	6.8	6.8	22.6	22.5
Managed portfolios	6,574	(2.2)	(2.2)	2.9	2.9
Managed and marketed customer funds	332,675	1.2	1.3	(2.5)	(2.5)

RATIOS (%) AND OPERATING MEANS
ROE	7.26	2.80 p.		2.76 p.
Efficiency ratio (with amortisations)	50.3	(4.0 p. )		(1.8 p. )
NPL ratio	9.12	(0.01 p. )		2.50 p.
NPL coverage	58.0	0.7 p.		(13.0 p. )
Number of employees	57,235	(1.4)		(6.9)
Number of branches	6,050	(1.8)		(10.8)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

■ NET OPERATING INCOME

    Constant EUR million

(*)	In euros: +16.7%

■ ATTRIBUTABLE PROFIT

    Constant EUR million

(*)	In euros: +64.3%

JANUARY - MARCH

INFORMATION BY PRINCIPAL SEGMENTS    FINANCIAL REPORT 2014     25

■ CONTINENTAL EUROPE

Ú	Attributable profit of EUR 463 million, 64.3% more than in the fourth quarter of 2013 due to gross income (+7.3%) and control of costs.

Ú	Profit was 53.0% higher than in the first quarter of 2013 thanks to the good performance of all the main lines of the income statement:

•	Gross income rose 0.8%, mainly due to net interest income (+4.7%).

•	Costs were 2.7% lower, with falls in Spain, Portugal and Poland.

•	Loan-loss provisions declined 12.2% and fell in Spain, Portugal, SCF and real estate activities.

Ú	Growth strategy focused on more lending in an environment of still low demand, and on reducing the cost of funds.

Continental Europe includes all activities carried out in this zone: retail banking, global wholesale banking, asset management and insurance, as well as Spain’s run-off real estate activity.

Strategy

In the first quarter, continued the development of the mergers of retail networks in Spain and the banks in Poland. Also, in a more favourable but still weak environment with low interest rates, the general strategic lines of the last two years were maintained:

•	Defending spreads on loans and on deposits.

•	Given the comfortable liquidity position, continue the policy of reducing the cost of deposits in all the area’s units.

•	Control of costs and exploitation of synergies.

•	Active risk management.

Measures to spur lending in the coming quarters in those segments regarded as strategic, especially SMEs, are also being intensified.

Activity

Customer loans excluding repos was 1% higher in the first quarter, due to Spain, Poland, and Santander Consumer Finance. Over the

first quarter of 2013 it declined 5%, reflecting the ongoing deleveraging in Spain and Portugal. However, Poland and Santander Consumer Finance registered slight growth.

The evolution of funds reflected the policy of reducing the cost of deposits, (-2% year-on-year excluding repos), and the greater marketing of mutual funds, (+27%). Pension funds increased 9%. Mutual funds rose sharply over December 2013 (+8%), while deposits excluding repos increased 2%.

Results

Attributable profit was EUR 463 million, more than 60% above the fourth quarter of 2013 and 50% above the first quarter.

The increase over the fourth quarter was mainly due to gross income, both the most commercial components (net interest income and fee income rose 2.9% and 9.3%, respectively) as well as the trading gains of wholesale business.

This growth in gross income fed through to profits, to a large extent, as costs, provisions and writedowns as a whole, remained basically flat.

As regards the first quarter of 2013, the comparison reflects the favourable impact of all the main items of the income statement.

Gross income increased 0.8%, spurred by net interest income (+4.7%), which benefited from the lower cost of deposits in all units. Fee income, on the other hand, remained virtually unchanged (+0.1%), affected by the incorporation of clients from Banesto to the We want to be your Bank programme.

Operating expenses declined 2.7%, due to Spain, Portugal and Poland. SCF’s rose because of the incorporation of the consumer finance business of El Corte Inglés.

Net operating income was 4.6% higher and the efficiency ratio improved by 1.8 p.p.

Loan-loss provisions were 12.2% lower, with improvements in Spain, Portugal, Santander Consumer Finance and run-off real estate activity in Spain.

Net operating income after provisions increased 29.0% to EUR 799 million and fed through to profits.

■ ACTIVITY % Mar’14 / Mar’13 (w/o FX)	■ ACTIVITY % Mar’14 / Dec’13 (w/o FX)

(*)	Customer deposits + mutual funds

■ GROSS INCOME

    Constant EUR million

(*)	In euros: +7.3%

JANUARY - MARCH

26     FINANCIAL REPORT 2014    INFORMATION BY PRINCIPAL SEGMENTS

■ SPAIN (EUR million)

INCOME STATEMENT	1Q’14	(%) o/ 4Q’13	(%) o/ 1Q’13
Net interest income	1,146	4.1	6.8
Net fees	456	7.8	(5.8)
Gains (losses) on financial transactions	205	124.0	(0.4)
Other operating income*	(15)	—	—
Gross income	1,792	9.7	(0.3)
Operating expenses	(894)	(0.9)	(6.2)
General administrative expenses	(801)	1.3	(7.2)
Personnel	(499)	(2.9)	(9.0)
Other general administrative expenses	(302)	9.3	(4.0)
Depreciation and amortisation	(93)	(17.1)	2.8
Net operating income	898	22.7	6.4
Net loan-loss provisions	(507)	(11.8)	(1.6)
Other income	(33)	193.8	(7.1)
Profit before taxes	358	146.2	22.1
Tax on profit	(104)	119.6	17.0
Profit from continuing operations	253	159.2	24.3
Net profit from discontinued operations	—	(100.0)	—
Consolidated profit	253	159.1	24.3
Minority interests	2	—	97.3
Attributable profit to the Group	251	155.4	24.0

BALANCE SHEET
Customer loans**	157,458	(1.4)	(10.8)
Trading portfolio (w/o loans)	51,605	9.7	(30.2)
Available-for-sale financial assets	26,932	5.2	(18.9)
Due from credit institutions**	37,314	48.7	(0.6)
Intangible assets and property and equipment	3,856	(6.2)	(4.4)
Other assets	13,969	(34.1)	268.2

Total assets/liabilities & shareholders’ equity	291,134	2.9	(11.5)

Customer deposits**	183,196	1.1	(7.2)
Marketable debt securities**	2,196	(44.4)	(78.4)
Subordinated debt**	8	(5.8)	10.6
Insurance liabilities	551	4.9	(22.2)
Due to credit institutions**	25,847	13.6	21.8
Other liabilities	68,088	8.2	(22.2)
Shareholders’ equity***	11,249	(2.4)	(5.4)
Other managed and marketed customer funds	51,969	7.7	27.1
Mutual and pension funds	46,215	7.5	26.3
Managed portfolios	5,754	8.7	33.6
Managed and marketed customer funds	237,369	1.7	(4.5)

RATIOS (%) AND OPERATING MEANS
ROE	9.01	5.54 p.	2.51 p.
Efficiency ratio (with amortisations)	49.9	(5.3 p. )	(3.2 p. )
NPL ratio	7.61	0.12 p.	3.49 p.
NPL coverage	44.6	0.6 p.	(5.7 p. )
Number of employees	26,327	(3.3)	(10.5)
Number of branches	4,000	(1.6)	(13.3)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

■ NET OPERATING INCOME

    EUR million

■ ATTRIBUTABLE PROFIT

    EUR million

JANUARY - MARCH

INFORMATION BY PRINCIPAL SEGMENTS     FINANCIAL REPORT 2014     27

■ SPAIN

Ú	Attributable profit of EUR 251 million in the first quarter, with a sharp rise over the fourth quarter of 2013 in gross income, lower costs and reduced provisions.

Ú	With regard to the first quarter of 2013, profit was 24.0% higher:

•	Growth in net interest income (+6.8%), reflecting the lower cost of deposits.

•	Drop of 6.2% in costs, due to the first synergies from the merger.

•	Loan-loss provisions declined 1.6%.

Ú	Activity:

•	Lending dropped 7% year-on-year, though loans rose by EUR 442 million in the first quarter for the first time in the last five years.

•	Deposits plus mutual funds increased 2% year-on-year, affected by the strategy of reducing the cost of funds. They rose 3% over the fourth quarter.

Economic and financial environment

The economic and financial environment is beginning to gradually recover and financial conditions are improving, though they are not back to normal. The foundations of the upturn are gaining strength. As well as the good performance of exports, domestic demand is picking up, backed by household consumption and investment in equipment. GDP growth will be positive for the third consecutive quarter.

The rise in Social Security affiliations shows that jobs are being created. Growth in their number has been positive for two straight quarters after more than five years of falls. This produced a tiny drop in unemployment.

Inflation remained at around 0% due to the considerable under used capacity and the decline in labour costs. This situation is enhancing Spain’s competitiveness, but is making the process of cutting the debt slower.

Financial conditions continued to improve. The sovereign risk premium fell further, access to wholesale funding markets is more fluid, rating agencies upgraded Spain and external financing showed positive signs (direct and portfolio investment).

All this is beginning to feed through to other sectors. New credit flows show growing trends, especially loans to companies. The survey of bank lending shows a softening of conditions and greater demand for credit by SMEs.

Strategy

Grupo Santander has a solid presence (4,000 branches, 5,241 ATMs and more than 14 million customers), which is reinforced with global businesses in key products and segments (wholesale banking, private banking, asset management, insurance and cards).

The integration of the networks of Santander and Banesto has continued in the quarter. The objective is to increase profitability and efficiency. Optimisation of networks and staff is proceeding ahead of schedule in order to bring forward the obtaining of cost synergies.

One of the focuses of management is to convert the Bank into the benchmark institution in the growth of SMEs through Santander Advance, which aims to reach EUR 30,000 million in new loans to SMEs (+24% more than in 2013) and increase the number of clients.

The strategy involves financial and non-financial measures. In the financial part, as well as traditional financing a new financial vehicle is being created which will invest in SMEs through subordinated debt. Of note in the non-financial part is the Pasaporte Santander (training programmes, international connection and a digital platform of cooperation).

A campaign was launched in the first quarter to grant home mortgages (+67% new ones year-on-year).

On the funding side, the strategy since the middle of 2013 continued to reduce the cost of deposits and market mutual funds more actively.

Activity

Gross customer loans excluding repos declined 7% year-on-year (+EUR 442 million since the end of 2013, the first quarterly rise in five years).

■ ACTIVITY % Mar’14 / Mar’13	■ ACTIVITY % Mar’14 / Dec’13

(*)	Customer deposits + mutual funds

JANUARY - MARCH

28     FINANCIAL REPORT 2014    INFORMATION BY PRINCIPAL SEGMENTS

By segments, the trend improved in the quarter, as shown by home mortgages to individuals, thanks to the previously mentioned campaign, and also the segment of companies without real estate purpose. Their balances remained unchanged in the first quarter compared to falls in previous quarters.

Customer deposits (excluding repos) amounted to EUR 178,692 million (-2% y-o-y).

The main reason for this fall was the strategy to cut the cost, which is enabling us to manage funds more profitably. There was a further cut of 45 b.p. in the cost of new time deposits, which reduced the cost of the stock of deposits by 66 b.p. year-on-year, and thus produced higher net interest income.

Marketed mutual and pension funds amounted to EUR 46,215 million (+32% and +8%, respectively, year-on-year), and whose growth mainly occurred in the last quarters due to the greater demand for these products and the favourable impact of the stock market performance.

The aggregate of deposits (excluding repos) and mutual funds was EUR 214,711 million, 2% more than March 2013 and 3% over the end of 2013, fuelled by the 2% rise in deposits and 9% in mutual funds.

Repurchase agreements dropped by EUR 2,079 million in the first quarter and by EUR 10,400 million since March 2013, due to the reduction in clearing house activity. Retail commercial paper, which amounted to EUR 2,015 million, also declined in both periods.

The evolution of deposits and loans generated EUR 3,433 million of liquidity in 12 months and gave a net loan-to-deposit ratio of 85%.

Results

Gross income was EUR 1,792 million, 9.7% more than the fourth quarter. This growth was reflected in all lines, particularly net interest income which increased for the second quarter running to EUR 1,146 million, 4.1% more than the fourth quarter of 2013. This rise explains the good performance of the cost of funds combined with the improvement in the return on assets due to the end of mortgage repricing.

Fee income increased 7.8% to EUR 456 million, due to the good performance of those from wholesale business.

Trading gains grew strongly in the first quarter, to EUR 205 million, due to their wholesale component, which, due to seasonality factors is usually higher in the first quarter of the year.

Operating expenses were EUR 894 million in the first quarter, 0.9% lower than in the fourth quarter. Net operating income was 22.7% higher.

Loan-loss provisions continued to normalize and amounted to EUR 507 million, 11.8% lower.

Attributable profit was EUR 251 million, up from EUR 98 million in the fourth quarter (+155.4%).

Compared to the first quarter of 2013, attributable profit rose backed by estable gross income and lower costs and provisions.

Gross income over the first quarter of 2013 remained virutally unchanged (-0.3%). Net interest income performed better and rose 6.8%, mainly due to the lower costs of deposits.

The 5.8% fall in net fee income was partly due to the incorporation of Banesto clients to the We want to be your Bank programme, while trading gains were flat.

Costs declined 6.2%, reflecting the synergies of the integration, and provisions were down 1.6%, within the process of returning to normal levels.

The NPL ratio was 7.61%, and grew at a much slower pace in the first quarter (+12 b.p.), due to reduced NPL entries. Over March 2013, the NPL ratio rose 349 b.p. The year-on-year increase was largely due to the segment of companies, the reclassification of substandard loans in 2013 (reflected in the NPL ratio, but did not require further provisions) and the impact of deleveraging on the denominator. Coverage was 45% at the end of March.

Net operating income after provisions was 18.9% higher and fed through to profits (+24.0% y-o-y).

■ NET INTEREST INCOME

    EUR million

■ GROSS INCOME

    EUR million

JANUARY - MARCH

INFORMATION BY PRINCIPAL SEGMENTS     FINANCIAL REPORT 2014     29

■ PORTUGAL (EUR million)

INCOME STATEMENT	1Q’14	(%) o/ 4Q’13	(%) o/ 1Q’13

Net interest income	129	(1.6)	10.1
Net fees	73	8.7	(14.1)
Gains (losses) on financial transactions	18	65.7	(21.9)
Other operating income*	9	(42.5)	33.4
Gross income	228	2.1	(1.3)
Operating expenses	(122)	(3.5)	(1.7)
General administrative expenses	(103)	(4.2)	(1.5)
Personnel	(73)	(3.6)	(3.1)
Other general administrative expenses	(30)	(5.7)	2.4
Depreciation and amortisation	(19)	0.3	(2.4)
Net operating income	106	9.3	(0.8)
Net loan-loss provisions	(34)	217.2	(46.4)
Other income	(30)	(29.4)	137.9
Profit before taxes	42	(4.1)	37.0
Tax on profit	(9)	(40.1)	(5.9)
Profit from continuing operations	33	14.5	56.2
Net profit from discontinued operations	—	—	—
Consolidated profit	33	14.5	56.2
Minority interests	(2)	(70.1)	—
Attributable profit to the Group	36	(4.0)	67.9

BALANCE SHEET
Customer loans**	24,240	(1.0)	(5.0)
Trading portfolio (w/o loans)	1,884	2.9	(1.1)
Available-for-sale financial assets	6,711	42.1	43.5
Due from credit institutions**	2,540	(12.3)	(26.3)
Intangible assets and property and equipment	800	(2.5)	103.8
Other assets	5,810	(18.1)	(6.3)

Total assets/liabilities & shareholders’ equity	41,986	0.3	(0.4)

Customer deposits**	23,586	(2.5)	(0.5)
Marketable debt securities**	2,248	(3.5)	(34.1)
Subordinated debt**	0	45.3	(44.6)
Insurance liabilities	80	6.1	(9.9)
Due to credit institutions**	12,915	4.8	5.8
Other liabilities	501	41.1	178.7
Shareholders’ equity***	2,656	3.0	4.1
Other managed and marketed customer funds	2,227	9.1	(3.9)
Mutual and pension funds	2,047	7.8	(7.6)
Managed portfolios	179	26.1	80.4
Managed and marketed customer funds	28,061	(1.7)	(4.7)

RATIOS (%) AND OPERATING MEANS
ROE	5.39	(0.41 p. )	2.05 p.
Efficiency ratio (with amortisations)	53.5	(3.1 p. )	(0.2 p. )
NPL ratio	8.26	0.14 p.	1.38 p.
NPL coverage	50.6	0.6 p.	(2.3 p. )
Number of employees	5,512	(1.7)	(2.2)
Number of branches	633	(1.1)	(3.8)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

■ NET OPERATING INCOME

    EUR million

■ ATTRIBUTABLE PROFIT

    EUR million

JANUARY - MARCH

30     FINANCIAL REPORT 2014    INFORMATION BY PRINCIPAL SEGMENTS

■ PORTUGAL

Ú	Attributable profit of EUR 36 million, 4.0% less than in the fourth quarter of 2013 when loan-loss provisions were much lower than the average.

•	Net operating income rose 9.3% due to stable revenues and a 3.5% cut in costs.

Ú	Profit was 67.9% higher than in the first quarter of 2013, backed by:

•	Increase of 10.1% in net interest income thanks to the improvement in the cost of funding.

•	Further fall in costs (-1.7%) and in provisions (-46.4%), already reflected in 2013.

Ú	The net loan-to-deposit ratio improved to 103%.

Ú	Awarded best bank in Portugal by Global Finance

Santander is the country’s third largest bank by assets and it focuses on retail banking, It has 633 branches, two million customers and a 10% market share.

Economic environment

The economy continued to improve gradually. It grew 0.6% in the fourth quarter over the third quarter (+1.7% y-o-y). This enabled the growth forecast for 2014 to be upgraded to 1%, still strongly backed by external demand but with a more positive contribution of domestic demand.

The budget deficit would have been 5.2% of GDP in 2013 (corrected for extraordinary effects) and below the 5.9% agreed with international institutions. The faster pace of growth in 2014 and the reduction in public spending continue to be vital for the post-programme period.

The economic recovery and the budget deficit reduction led Fitch Ratings to raise the outlook on Portugal from negative to positive.

Of note was the Treasury’s access to markets in the first quarter, with two issues of 5 and 10-year bonds (EUR 6,000 million) at the lowest interest rates since 2010.

Strategy

Santander Totta’s strategy remained very focused on increasing the profitability through the following measures: boost lending to companies and transactions, improve the segmentation of business on the basis of the client, develop channels more fully, streamline processes and enhance the quality of service. At the same time, management of spreads and non-performing loans continued to be a key objective.

Activity

At the end of March the CRD IV/CRR core capital ratio was 14.8%, well above the minimum requirement. The Bank’s liquidity position remained comfortable, with a pool of sufficient assets available if needed to fund itself in the repo market or in the European Central Bank (ECB). The Bank issued EUR 1,000 million of 3-year covered bonds, with which it could reduce its exposure in the ECB.

Deposits excluding repos declined by 5% year-on-year due to the strategy of improving the cost and deleveraging continued (4% fall in lending). The net loan-to-deposit ratio improved to 103% from 108% in March 2013.

The NPL ratio was 8.26% at the end of March after stabilising in recent months, while coverage was 51%. In local criteria, the NPL and coverage ratios were significantly better than Portugal’s average.

Results

Gross income rose 2.1% over the fourth quarter of 2013 and costs declined 3.5%. Net operating income was 9.3% higher at EUR 106 million. This growth did not feed through to profits because of the lower provisions made in the fourth quarter.

Profit was 67.9% higher than in the first quarter of 2013, due to higher net interest income and lower provisions and costs.

Net interest income was EUR 129 million, 10.1% more year-on-year. This reflected the good management of business volumes and spreads.

Fee income was 14.1% lower and trading gains declined 21.9%.

The policy of greater efficiency produced a further fall of 1.7% in costs.

Loan-loss provisions were EUR 34 million in the first quarter, 46.4% less year-on-year and 29.0% below the quarterly average in 2013. This underscored the trend of improvement in the cost of credit.

■ ACTIVITY % Mar’14 / Mar’13	■ ACTIVITY % Mar’14 / Dec’13

(*)	Customer deposits + mutual funds

■ GROSS INCOME

    EUR million

JANUARY - MARCH

INFORMATION BY PRINCIPAL SEGMENTS     FINANCIAL REPORT 2014     31

■ POLAND (EUR million)

		o/ 4Q’13		o/ 1Q’13
INCOME STATEMENT	1Q’14	(%)	(%) w/o FX	(%)	(%) w/o FX

Net interest income	208	0.9	0.8	15.3	16.1
Net fees	109	5.5	5.5	12.0	12.7
Gains (losses) on financial transactions	11	(23.8)	(23.5)	(67.5)	(67.3)
Other operating income*	6	—	—	168.8	170.6
Gross income	334	3.4	3.4	6.1	6.9
Operating expenses	(147)	(7.6)	(7.6)	(5.9)	(5.3)
General administrative expenses	(135)	(7.8)	(7.8)	(5.0)	(4.4)
Personnel	(77)	(2.5)	(2.5)	(7.5)	(6.9)
Other general administrative expenses	(58)	(14.0)	(14.1)	(1.4)	(0.8)
Depreciation and amortisation	(12)	(5.0)	(5.0)	(15.3)	(14.7)
Net operating income	188	14.0	14.0	18.0	18.8
Net loan-loss provisions	(43)	10.1	10.1	2.6	3.3
Other income	(3)	(35.8)	(36.0)	(44.7)	(44.3)
Profit before taxes	142	17.0	17.1	26.6	27.4
Tax on profit	(27)	5.6	5.6	22.5	23.4
Profit from continuing operations	115	20.0	20.1	27.6	28.4
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	115	20.0	20.1	27.6	28.4
Minority interests	31	29.0	29.1	51.7	52.8
Attributable profit to the Group	85	17.1	17.2	20.6	21.5

BALANCE SHEET
Customer loans**	16,728	3.2	3.6	3.3	3.1
Trading portfolio (w/o loans)	809	52.1	52.7	21.6	21.4
Available-for-sale financial assets	5,127	(3.7)	(3.3)	(0.5)	(0.7)
Due from credit institutions**	1,256	88.3	89.1	256.9	256.2
Intangible assets and property and equipment	223	(18.2)	(17.8)	(7.9)	(8.1)
Other assets	2,286	9.1	9.6	18.0	17.7

Total assets/liabilities & shareholders’ equity	26,428	5.3	5.7	7.7	7.5

Customer deposits**	18,803	1.6	2.1	5.7	5.5
Marketable debt securities**	121	0.5	1.0	—	—
Subordinated debt**	335	0.5	0.9	(0.1)	(0.3)
Insurance liabilities	81	(3.3)	(2.9)	—	—
Due to credit institutions**	2,217	83.8	84.6	40.5	40.2
Other liabilities	2,772	(7.1)	(6.7)	(2.3)	(2.5)
Shareholders’ equity***	2,099	11.9	12.4	5.6	5.3
Other managed and marketed customer funds	3,555	(2.1)	(1.7)	2.5	2.3
Mutual and pension funds	3,455	(2.0)	(1.6)	3.4	3.2
Managed portfolios	101	(5.1)	(4.7)	(20.0)	(20.2)
Managed and marketed customer funds	22,815	1.0	1.4	5.6	5.4

RATIOS (%) AND OPERATING MEANS
ROE	16.63	1.02 p.		2.52 p.
Efficiency ratio (with amortisations)	43.8	(5.2 p. )		(5.6 p. )
NPL ratio	7.35	(0.49 p. )		(0.04 p. )
NPL coverage	64.6	2.8 p.		(3.0 p. )
Number of employees	12,167	(1.6)		(5.3)
Number of branches	830	—		(5.4)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

■ NET OPERATING INCOME

    Constant EUR million

(*)	In euros: +14.0%

■ ATTRIBUTABLE PROFIT

    Constant EUR million

(*)	In euros: +17.1%

JANUARY - MARCH

32     FINANCIAL REPORT 2014    INFORMATION BY PRINCIPAL SEGMENTS

■ POLAND (all changes in local currency)

Ú	Attributable profit of EUR 85 million, 17.2% higher than the fourth quarter of 2013.

Ú	Profit was 21.5% higher year-on-year (+28.4% before minority interests) thanks to the good evolution of gross income, costs and provisions.

Ú	Solid funding structure: net loan-to-deposit ratio of 89%.

Ú	Integration ahead of schedule. Focus on boosting productivity in Kredyt Bank’s branches.

Ú	Launch of the strategic programme, Next Generation Bank, to become the bank of first choice for customers.

In two years, BZ WBK has become the third largest bank in Poland by loans and deposits (market shares of 7.4% and 8.3%, in the end of February respectively). It has 830 branches and 113 agencies.

The Group’s business model in Poland continues to focus on retail banking (retail customers and all companies), coupled with a leading presence in asset management, brokerage of securities, factoring and leasing. All of this provides significant earnings potential in the coming years, both via business as well as synergies.

Economic environment

Economic growth accelerated gradually throughout 2013 to 2.7%, with a substantial improvement in almost all economic sectors. Data available for the first quarter of 2014 suggest faster economic growth. Inflation fell to around 0.6% in March, so the central bank held the bank rate at a record low of 2.5%. In the first quarter of 2014 the zloty was vulnerable to market movements (it fluctuated between PLN 4.14 - 4.24/EUR 1).

Strategy

The merger of BZ WBK and Kredyt Bank is one of the main focuses of management. The process is proceeding faster than envisaged, with a very effective cost management made possible by the integration plan’s efficiency and implementation measures. The productivity of the former Kredyt Bank branches continued to improve and now the Group is focusing on merging back-office systems. The merger is expected to be completed in the third quarter of 2014.

BZ WBK is the market leader in cards, mobile and electronic banking, and continued to offer innovative products and solutions. In the first quarter of 2014, a new TV promotion campaign was launched encouraging SME companies to seek information from the bank on alternative ways of financing business development.

In addition, the bank is committed to the success of the Next Generation Bank programme, which is an enterprise wide initiative that places greater focus on the expectations, needs and satisfaction of the bank’s customers.

The key objective is to become the bank of first choice for a segmented customer base while operating an optimum operational model taking advantage of synergies.

Activity

At the end of March, BZ WBK maintained a very solid funding structure underscored by its loan-to-deposit ratio of 89%. Lending, (excluding repos) rose 2% and deposits (excluding repos) 5% year-on-year, in local currency. In the first quarter of the year lending increased by 3% and deposits by 2%. The volume growth remains weak and will recover parallel to the economy with positive signs in credit growth in the leasing, factoring, consumer lending and corporate lending segments. The latter rose 6% year-on-year.

Results

Attributable profit of EUR 85 million in the first quarter of 2014, 17.2% more than in the fourth quarter of 2013, backed by a rise in the net operating income (+14.0%).

Gross income rose 3.4% and operating expenses were 7.6% lower, reflecting the savings from the synergies. Provisions rose 10.1%.

Over the first quarter of 2013, attributable profit was 21.5% higher, backed by a rise in net operating income after loan-loss provisions (+24.3%).

Of note was the growth in commercial revenues (+14.9%), backed by a rise in net interest income (+16.1%), underscored by good management of spreads. Net fee income rose 12.7%, with notable growth in that from customer accounts and the gathering of new customers with the bank opening over 500,000 new accounts over the last 12 months, and in cards, where new credit card issuance is increasing month by month.

Costs were 5.3% lower because of synergies achieved ahead of schedule and provisions were virtually unchanged. The NPL ratio was 7.35%, similar to that of March 2013 (7.39%), and 49 b.p. below December 2013. Coverage was 65%.

■ ACTIVITY % Mar’14 / Mar’13 (w/o FX)	■ ACTIVITY % Mar’14 / Dec’13 (w/o FX)

(*)	Customer deposits + mutual funds

■ GROSS INCOME

    Constant EUR million

(*)	In euros: +3.4%

JANUARY - MARCH

INFORMATION BY PRINCIPAL SEGMENTS     FINANCIAL REPORT 2014     33

■ SANTANDER CONSUMER FINANCE (EUR million)

INCOME STATEMENT	1Q’14	(%) o/ 4Q’13	(%) o/ 1Q’13

Net interest income	580	1.4	(1.1)
Net fees	220	15.9	14.1
Gains (losses) on financial transactions	0	—	(49.6)
Other operating income*	(1)	—	(81.2)
Gross income	800	5.4	3.0
Operating expenses	(366)	3.4	4.1
General administrative expenses	(305)	5.0	1.7
Personnel	(164)	1.1	1.7
Other general administrative expenses	(141)	9.9	1.7
Depreciation and amortisation	(60)	(4.0)	18.1
Net operating income	434	7.1	2.1
Net loan-loss provisions	(130)	23.6	(24.3)
Other income	(14)	161.4	(35.6)
Profit before taxes	291	(1.5)	25.0
Tax on profit	(66)	(14.1)	34.0
Profit from continuing operations	225	2.9	22.6
Net profit from discontinued operations	(0)	(97.8)	—
Consolidated profit	225	5.5	22.5
Minority interests	6	36.4	(13.6)
Attributable profit to the Group	219	4.8	24.1

BALANCE SHEET
Customer loans**	57,433	2.5	2.1
Trading portfolio (w/o loans)	878	1.7	(28.3)
Available-for-sale financial assets	478	(32.3)	(13.7)
Due from credit institutions**	7,245	(11.2)	6.6
Intangible assets and property and equipment	913	(2.2)	(7.2)
Other assets	3,165	(15.0)	17.1

Total assets/liabilities & shareholders’ equity	70,112	(0.4)	2.4

Customer deposits**	30,611	(0.9)	(2.8)
Marketable debt securities**	11,217	8.1	74.7
Subordinated debt**	64	0.0	621.4
Insurance liabilities	—	—	—
Due to credit institutions**	16,598	(8.1)	(11.9)
Other liabilities	3,711	(4.9)	(4.8)
Shareholders’ equity***	7,911	11.0	0.9
Other managed and marketed customer funds	7	2.6	9.1
Mutual and pension funds	7	2.6	9.1
Managed portfolios	—	—	—
Managed and marketed customer funds	41,899	1.4	10.5

RATIOS (%) AND OPERATING MEANS
ROE	11.32	0.10 p.	2.24 p.
Efficiency ratio (with amortisations)	45.7	(0.9 p. )	0.5 p.
NPL ratio	4.14	0.13 p.	0.16 p.
NPL coverage	105.1	(0.2 p. )	(3.6 p. )
Number of employees	12,222	4.5	(1.1)
Number of branches	577	(5.9)	(7.8)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

■ NET OPERATING INCOME

    EUR million

■ ATTRIBUTABLE PROFIT

    EUR million

JANUARY - MARCH

34     FINANCIAL REPORT 2014    INFORMATION BY PRINCIPAL SEGMENTS

■ SANTANDER CONSUMER FINANCE

Ú	First quarter attributable profit of EUR 219 million, higher over the fourth quarter (+4.8%), backed by higher net operating income (+7.1%).

Ú	The year-on-year rise in profit was 24.1%, driven by:

•	Gross income (+3.0%) backed by fee income (+14.1%).

•	Higher costs from the consolidation of Financiera El Corte Inglés in Spain (FECI).

•	Lower loan-loss provisions (-24.3%), maintaining the high credit quality.

Ú	Solid business model that produced further rises in profitable market share.

•	In Europe, negotiations began with Banque PSA Finance for new auto finance business in 11 countries.

Economic environment and strategy

The units of Santander Consumer Finance (SCF) in Continental Europe conducted their business in an environment of incipient recovery in consumption and car sales (+7% y-o-y in our footprint), and also growing competition.

SCF continued to gain market share, backed by a business model that has strengthened during the crisis. Its main elements are a high degree of geographic diversification and with critical mass in key products, greater efficiency than our peers and a common system of risk control and recoveries, giving SCF a high credit quality. The focus in 2014 is on:

•	Boosting new lending and crossed-selling, tailored to each market and backed by brand agreements and penetration in the used car market.

•	Exploiting its competitive advantages in the European consumer finance market.

The acquisition of 51% of the consumer finance business of El Corte Inglés in Spain agreed in 2013 was completed in the first quarter of 2014. Negotiations also began with Banque PSA Finance (PSA Peugeot Citroën Group) to provide auto finance in 11 European countries, initially for the new business originated by PSA, although it could also include part of the current portfolio. The transaction will go ahead in the second half of 2015, following completion of the agreement and the authorisations required.

Activity

SCF’s gross lending was around EUR 60,000 million (+2% y-o-y). Growth in units in central and northern Europe and decline in countries on the periphery, on a like-for-like basis, because of deleveraging in these economies.

New loans amounted to EUR 5,844 million (+13% y-o-y), driven by direct credit and cards (+19%) and new auto finance (+14%), which rose higher than the sector. All units increased their business including peripheral countries. Of note was the growth in local currency in Poland (+56% after a very weak start in 2013), the Nordic countries (+18%) and Germany (+7%) and a faster pace than the sector in new cars.

SCF maintained a high volume of customer deposits (EUR 30,611 million), setting it apart from its peers, and it stepped up recourse to wholesale funding (EUR 2,800 million of senior debt and securitisations captured). At the end of March, customer deposits and medium- and long-term issuances and securitisations financed 73% of the area’s net lending.

Results

Attributable profit of EUR 219 million in the first quarter was 4.8% higher than in the fourth quarter of 2013. The rise in new lending and management of spreads, together with the perimeter in Spain, increased net interest income (+1.4%) and fee income (+15.9%).

The 5.4% rise in gross income, above the 3.4% growth in costs, was absorbed by loan-loss provisions that were higher than in the fourth quarter, which were below the quarterly average for 2013 due to the release of some provisions. The cost of credit was lower than 1%, underscoring the high credit quality for the standards of the business (NPL ratio of 4.14% and coverage of 105%).

On the year-on-year comparison, the higher gross income (+3.0%) due to the recovery of fee income (+14.1%) and the lower provisions (-24.3%), produced a rise of 24.1% in profit.

All units’ profits before tax increased in year-on-year terms. Of note was double-digit growth in Poland, the Nordic countries and Spain. Germany’s contribution remained high.

The UK (included in Santander UK for accounting purposes) posted an attributable profit for the first quarter of EUR 33 million, in line with the same period of 2013.

■ NEW LENDING BY COUNTRIES

    % o/total 1Q’14

■ GROSS INCOME

    EUR million

JANUARY - MARCH

INFORMATION BY PRINCIPAL SEGMENTS     FINANCIAL REPORT 2014     35

■ UNITED KINGDOM (EUR million)

		o/ 4Q’13		o/ 1Q’13
INCOME STATEMENT	1Q’14	(%)	(%) w/o FX	(%)	(%) w/o FX

Net interest income	989	2.8	1.2	23.1	19.8
Net fees	247	1.5	(0.0)	(0.9)	(3.5)
Gains (losses) on financial transactions	78	(7.5)	(8.7)	(8.7)	(11.2)
Other operating income*	15	(18.6)	(20.4)	162.3	155.2
Gross income	1,329	1.6	0.0	16.2	13.0
Operating expenses	(693)	6.6	5.0	5.3	2.5
General administrative expenses	(579)	11.3	9.7	3.4	0.6
Personnel	(380)	3.2	1.6	7.1	4.3
Other general administrative expenses	(200)	30.8	29.4	(3.0)	(5.6)
Depreciation and amortisation	(114)	(12.2)	(13.7)	16.5	13.3
Net operating income	635	(3.3)	(4.9)	30.8	27.3
Net loan-loss provisions	(120)	(16.9)	(18.2)	(25.2)	(27.2)
Other income	(46)	(29.4)	(30.6)	11.5	8.5
Profit before taxes	469	4.9	3.1	65.3	60.8
Tax on profit	(93)	(2.0)	(3.8)	56.4	52.2
Profit from continuing operations	376	6.8	4.9	67.6	63.1
Net profit from discontinued operations	—	(100.0)	(100.0)	—	—
Consolidated profit	376	5.3	3.5	67.6	63.1
Minority interests	—	(100.0)	(100.0)	(100.0)	(100.0)
Attributable profit to the Group	376	5.3	3.5	67.6	63.1

BALANCE SHEET
Customer loans**	233,937	1.3	0.6	(3.5)	(5.5)
Trading portfolio (w/o loans)	31,492	9.2	8.5	(16.4)	(18.1)
Available-for-sale financial assets	8,358	39.2	38.3	30.6	27.9
Due from credit institutions**	17,772	3.7	3.0	(15.4)	(17.1)
Intangible assets and property and equipment	2,510	0.5	(0.2)	2.6	0.5
Other assets	44,325	15.9	15.2	(1.1)	(3.2)

Total assets/liabilities & shareholders’ equity	338,393	4.5	3.8	(4.6)	(6.6)

Customer deposits**	194,923	4.0	3.3	0.3	(1.8)
Marketable debt securities**	66,366	3.5	2.9	(4.7)	(6.6)
Subordinated debt**	5,814	0.2	(0.5)	8.3	6.1
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	29,008	7.9	7.2	1.5	(0.6)
Other liabilities	28,164	4.9	4.2	(35.4)	(36.7)
Shareholders’ equity***	14,118	11.7	10.9	6.7	4.5
Other managed and marketed customer funds	9,630	(0.2)	(0.8)	(23.8)	(25.4)
Mutual and pension funds	9,490	(1.6)	(2.3)	(24.9)	(26.5)
Managed portfolios	140	—	—	—	—
Managed and marketed customer funds	276,734	3.6	3.0	(1.9)	(3.9)

RATIOS (%) AND OPERATING MEANS
ROE	10.94	(0.13 p. )		4.10 p.
Efficiency ratio (with amortisations)	52.2	2.4 p.		(5.4 p. )
NPL ratio	1.88	(0.10 p. )		(0.15 p. )
NPL coverage	42.9	1.3 p.		0.8 p.
Number of employees	25,642	0.9		(1.8)
Number of branches	1,144	(1.1)		(3.9)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

■ NET OPERATING INCOME

    Constant EUR million

(*)	In euros: -3.3%

■ ATTRIBUTABLE PROFIT

    Constant EUR million

(*)	In euros: +5.3%

JANUARY - MARCH

36     FINANCIAL REPORT 2014    INFORMATION BY PRINCIPAL SEGMENTS

■ UNITED KINGDOM (changes in sterling)

Ú	Attributable profit in the first quarter of £311 million, 3.5% more than in the fourth quarter of 2013:

•	Net interest income rose 1.2%, increasing for the fifth consecutive quarter.

•	Higher costs (+5.0%), due to investment in the business.

•	Loan-loss provisions fell 18.2%, reflecting good credit quality.

Ú	Sharp profit rise (+63.1%) over the first quarter of 2013, backed by:

•	Net interest income (+19.8%), with improving spreads and lower funding costs.

•	Costs growing (+2.5%) with tight control of business spend to accommodate investment.

•	Loan-loss provisions fell 27.2% due to improved credit quality in retail and commercial banking.

Ú	1|2|3 World continued to grow, reaching 2.7 million customers with more loyal relationships and increased business volumes.

Ú	12% growth in commercial lending, supported by growth in loans to SMEs and larger corporates.

Economic environment

The pace of economic growth picked up in 2013, fuelled by increased consumer activity. After growth of 0.3% in 2012, economic output increased by 1.7% in 2013.

Activity continued to be supported by the Monetary Policy Committee (MPC) which continued its £375 billion quantitative easing programme. The MPC also maintained its forward guidance policy of not considering raising Bank Rate until the UK unemployment rate falls below 7% (currently 7.2%), subject to certain additional conditions. Bank Rate has remained at a record low of 0.5% since March 2009.

CPI inflation at the end of March 2014 fell to 1.6%, reducing the squeeze on real household average earnings.

Borrowing remains subdued, with annual lending growth to households of around 1.5%. Lending growth to non-financial companies continues to be negative.

Strategy

Santander UK’s strategy remains focused on three priorities: loyal and satisfied retail customers; the ‘Bank of Choice’ for UK companies; and consistent profitability and a strong balance sheet.

In line with this strategy and to grow its retail business, Santander UK continues to develop innovative products, including 1|2|3 World (current account, credit card, savings, etc.) which is realising closer customer relationships, greater transactionality and increased loyalty. This offering remains one of the most successful in the UK market and has contributed to a 70% increase in current account balances over the past twelve months. The Select proposition for affluent customers continues to be developed, and will be promoted more strongly accompanying a drive towards improved customer segmentation.

Santander UK is becoming more diversified with the growth of its commercial banking business capability, offering advice and financing to corporates. Support for UK businesses continued with increased corporate lending, rising 12% in the last twelve months. The ongoing enhancement of corporate banking capabilities and footprint are expanding Santander UK’s presence in this market. SMEs are supported through a network of 50 regional offices and additional relationship managers, as well as by way of initiatives such as Breakthrough.

Balance sheet strength underpins this strategy; capital, funding and liquidity are all robust. Santander UK holds a leading position in terms of capital among the main UK banks. At the end of March 2014 the CRD IV end point Common Equity Tier 1 capital ratio stood at 11.6%. The CRD IV end point CET 1 leverage ratio is 3.3% and the LCR is 102%.

Eligible liquid assets decreased £5.6 billion since March 2013. Balances have been managed down given regulatory guidance, greater stability in the capital markets and as a consequence of the actions taken to strengthen the balance sheet over the last three years.

Activity

Santander UK is focused on the United Kingdom. Around 80% of customer loans are prime mortgages for homes in the UK. The portfolio of mortgages is of high quality, with an average stock LTV of 52% and no exposure to self-certified or subprime mortgages, whilst buy to let loans are around 1% of customer loans. Santander UK has been an active participant of the UK Government’s Help to Buy mortgage guarantee scheme.

The loan to deposit ratio was 120%, six percentage points lower than in March 2013. This was a consequence of the managed reduction of customer loans exceeding the outflow of customer deposits, as we focused on improving the quality of retail liabilities.

In local criteria, customer loans amounted to £187,000 million, 3% lower than in March 2013. This was largely due to a 4% reduction in mortgage loans, largely interest only, partially offset by the growth in commercial lending.

Gross mortgage lending amounted to £5,701 million, 75% more than in the first quarter of 2013. A positive trend in balance growth is expected in 2014, broadly in line with the market.

Commercial banking lending increased 12% to £22,900 million, with loan growth in both SMEs and large corporates. SME loans totalled £11,600 million.

Customer deposits of £147,600 million have decreased 2% since March 2013. The managed reduction of more rate sensitive and less stable deposits continued, mainly through the maturity of high rate eSaver products, with their replacement by those deposits that offer better relationship opportunities.

JANUARY - MARCH

INFORMATION BY PRINCIPAL SEGMENTS    FINANCIAL REPORT 2014     37

■ RETAIL CURRENT ACCOUNT BALANCES

    Sterling billion

At the end of March 2014, there were 2.7 million customers in 1|2|3 World, an increase of 1.0 million customers in a year. The key 1|2|3 Current Account attracts loyal customers, with 89% of these customers having their primary bank account with Santander. Current account balances grew to £31,700 million (+70%) since March 2013 and were up 14% since December 2013.

Santander UK is strengthening its position as a relationship bank in the United Kingdom. Customer loans have stabilised while customer deposits increased 1%, reversing the declining trends of previous quarters.

Santander UK remains the first choice for customers switching their current account provider, with a net gain of 10% of accounts transferred in the first quarter and 11% of accounts transferred in 2013, according to independent research.

All this is being recognised with various awards by the banking industry, such as Best Overall Provider and Best Business Current Account Provider at the 2014 MoneySuperMarket Supers Awards, the latter for the second year running. In addition, Santander UK was awarded a joint prize for Best Use of Technology in Customer Service with Vizolution by FStech. The objective of the prize is to recognise the innovation in technology and improved rates of customer satisfaction.

Results

Attributable profit of £311 million, 3.5% more than in the fourth quarter of 2013.

Net interest income increased 1.2%. It rose for the fifth quarter running and it was the highest of the last nine quarters. Net fee income was stable, with improved Global Banking & Markets activity.

Operating expenses grew by 5.0%, driven by further investment, notably in commercial banking. These investment programmes continued to support the transformation of the business and provide the underpinning for future efficiency improvements.

Provisions for loan losses amounted to £99 million, the lowest in the last five quarters, backed by a broad improvement in credit quality in retail and commercial banking loan vintages.

Compared to the first three months of 2013, attributable profit was 63.1% higher.

This growth was largely due to net interest income, which increased 19.8%. The growth was driven by the maturity of high cost deposits during 2013 and stronger commercial banking revenues.

Total commercial revenues were 14.3% higher, more than offsetting lower trading revenues from Global Banking & Markets activity.

Operating expenses were £574 million (+2.5%), growing at a slower pace than revenues and absorbing the investment in the business. The efficiency ratio of 52.2%, improved by 5.4 p.p. compared to the first quarter of 2013.

Loan-loss provisions fell 27.2%, with improved credit quality across retail and commercial banking. The NPL ratio of 1.88% was lower than the 2.03% reported in March 2013 and 1.98% in December 2013. The stock of residential properties in possession remained very low at 0.05% of the total portfolio, unchanged from 2013 and remaining below the industry average.

In short, the results demonstrate a further improvement in performance and continued the progress evident through the year, particularly in net interest income. Net interest income/average customer assets improved to 1.79% in the first quarter of 2014 from 1.45% in the first quarter of 2013.

■ ACTIVITY % Mar’14 / Mar’13 (w/o FX)	■ ACTIVITY % Mar’14 / Dec’13 (w/o FX)

(*)	Customer deposits + mutual funds

■ GROSS INCOME

    Constant EUR million

(*)	In euros: +1.6%

JANUARY - MARCH

38     FINANCIAL REPORT 2014    INFORMATION BY PRINCIPAL SEGMENTS

■ LATIN AMERICA (EUR million)

		o/ 4Q’13		o/ 1Q’13
INCOME STATEMENT	1Q’14	(%)	(%) w/o FX	(%)	(%) w/o FX
Net interest income	3,346	(4.2)	1.1	(16.2)	1.9
Net fees	1,048	(7.8)	(2.0)	(14.7)	3.9
Gains (losses) on financial transactions	126	(18.9)	(14.2)	(62.7)	(54.8)
Other operating income*	(2)	—	—	—	—
Gross income	4,517	(5.7)	(0.3)	(18.8)	(1.3)
Operating expenses	(1,879)	(11.7)	(6.0)	(12.1)	6.9
General administrative expenses	(1,679)	(12.1)	(6.5)	(12.0)	7.1
Personnel	(933)	(10.0)	(4.3)	(13.6)	4.9
Other general administrative expenses	(746)	(14.6)	(9.0)	(9.8)	9.9
Depreciation and amortisation	(200)	(7.5)	(1.4)	(13.3)	5.5
Net operating income	2,638	(0.9)	4.2	(23.0)	(6.4)
Net loan-loss provisions	(1,239)	(10.4)	(6.8)	(31.0)	(16.0)
Other income	(161)	(16.9)	(9.0)	160.4	250.2
Profit before taxes	1,238	14.0	20.7	(21.1)	(4.6)
Tax on profit	(328)	33.0	43.8	(0.8)	23.0
Profit from continuing operations	910	8.4	14.1	(26.5)	(11.7)
Net profit from discontinued operations	—	(100.0)	(100.0)	—	—
Consolidated profit	910	8.4	14.1	(26.5)	(11.7)
Minority interests	199	7.9	12.2	(26.3)	(12.5)
Attributable profit to the Group	712	8.5	14.7	(26.6)	(11.5)

BALANCE SHEET
Customer loans**	129,743	0.8	0.6	(10.4)	9.5
Trading portfolio (w/o loans)	27,301	18.2	16.4	(14.5)	(0.2)
Available-for-sale financial assets	26,698	28.2	25.8	13.9	39.5
Due from credit institutions**	22,655	(19.3)	(20.5)	(35.6)	(23.7)
Intangible assets and property and equipment	3,848	(1.2)	(2.3)	(13.6)	6.4
Other assets	43,344	7.4	6.1	(5.7)	15.3

Total assets/liabilities & shareholders’ equity	253,589	3.5	2.7	(11.3)	7.5

Customer deposits**	126,239	3.3	3.1	(9.2)	10.9
Marketable debt securities**	27,848	(3.9)	(5.6)	(12.9)	5.9
Subordinated debt**	6,661	37.8	36.2	18.5	45.2
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	25,487	4.1	2.8	(22.7)	(7.0)
Other liabilities	45,949	2.1	0.6	(8.8)	8.2
Shareholders’ equity***	21,405	10.1	8.8	(17.1)	0.1
Other managed and marketed customer funds	70,867	8.0	5.7	(0.1)	19.5
Mutual and pension funds	60,256	7.9	5.3	(1.6)	18.4
Managed portfolios	10,611	8.7	8.1	9.9	26.4
Managed and marketed customer funds	231,615	4.5	3.5	(6.4)	13.6

RATIOS (%) AND OPERATING MEANS
ROE	13.78	1.32 p.		(2.52 p. )
Efficiency ratio (with amortisations)	41.6	(2.8 p. )		3.2 p.
NPL ratio	5.06	0.06 p.		(0.34 p. )
NPL coverage	86.1	0.7 p.		(1.3 p. )
Number of employees	84,325	(1.2)		(4.4)
Number of branches	5,726	(1.1)		(2.6)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

■ NET OPERATING INCOME

    Constant EUR million

(*)	In euros: -0.9%

■ ATTRIBUTABLE PROFIT

    Constant EUR million

(*)	In euros: +8.5%

JANUARY - MARCH

INFORMATION BY PRINCIPAL SEGMENTS    FINANCIAL REPORT 2014     39

■ LATIN AMERICA (all changes in constant currency)

Ú	Attributable profit of EUR 712 million, 14.7% more than the fourth quarter of 2013.

•	Stable gross income (-0.3%) due higher net interest income (+1.1%) and lower trading gains.

•	Costs declined (-6.0%), partly due to the seasonal impact of the fourth quarter.

•	Loan-loss provisions were lower (-6.8%) for the fourth consecutive quarter due to Brazil, Mexico and Chile.

Ú	Profit was 11.5% lower than in the first quarter of 2013:

•	Gross income declined 1.3%, with net interest income affected by the reduction in spreads (Brazil from the change of business mix) in 2013.

•	Higher costs (+6.9%) from investment in business development (Mexico, Chile and Argentina). Brazil’s growth was well below inflation.

•	Loan-loss provisions fell 16.0% due to Brazil and Chile.

Ú	Lending increased 10% y-o-y and deposits 11% (excluding repos), with all units growing, most of them at double-digit rates.

Grupo Santander has the region’s largest international franchise. It has 5,726 traditional branches and points of attention, over 46 million customers and market shares of 9.8% in loans and 9.6% in deposits.

Economic environment

Latin America registered growth of 2.6% in 2013, with moderate rises in Brazil and Mexico, and expansion above 4% in the other countries.

Inflation was 4.7% at the end of 2013, on a regional average (excluding Argentina), and it rose to 4.9% at the end of March 2014 in all countries, except Mexico, where it was lower and absorbed the rise in VAT.

The monetary policies of the main countries continued to vary in 2014, on the basis of inflationary pressures. In Mexico and Chile, where inflation was in line with medium-term targets, central banks continued to implement soft policies. In Mexico, following the cuts in 2013 (100 b.p. to 3.5%), interest rates remained stable in the first quarter of 2014. In Chile, the central bank lowered its key rate by 50 b.p. in 2013 and cut it by a further 50 b.p. in the first quarter (to 4%). In Brazil, on the other hand, after the rise in the Selic rate in 2013, the central bank made two more hikes in the first quarter of 2014 (a total of 75 b.p.) and another one in April, because of rising inflation, to leave it at 11%.

Currencies were affected by the volatility in emerging markets as a result of the change in the Federal Reserve’s policy, the signs of a slowdown in China and geopolitical tensions in Eastern Europe. There was varied performance by currency. The Argentine peso was the most affected and depreciated 23% against the euro, while the Brazilian real appreciated by 4% to BRL 3.13/EUR 1.

The region continued to have a cushion to meet possible bouts of volatility: a high level of reserves (almost $740,000 million), moderate budget deficits and low ratios of public and private external debt.

In the main countries where Santander operates (Brazil, Mexico, Chile, Argentina and Uruguay), the financial systems’ banking business (loans + deposits) grew 13% year-on-year.

Lending rose 14%. Loans to individuals increased 15% (consumer credit+cards: +10%, mortgages: +23%), while credit to companies and institutions rose 13%. Deposits grew 10%, with demand deposits up 15% and time deposits 4%.

Strategy

The strategy continued to focus on expanding, consolidating and improving the business of the commercial franchise. The range of products and services was strengthened and tailored to suit customers’ needs during the first quarter of 2014. This will spur long-term growth in business.

Customer transactions is a key factor to ensure growth, particularly recurring revenues, while remaining vigilant about the quality of risks. The measures in place to improve efficiency should be reflected in profitability.

The Group’s main developments and results are set out below. All percentage changes exclude the exchange rate impact.

Activity

Lending (excluding repos) increased 10% y-o-y. By products: cards increased 14%, commercial credit (companies in all their range and institutions) 10%, consumer credit was flat and mortgages rose 17%. Total lending in the first quarter rose 1%. Mexico, Chile, Argentina and Uruguay grew by between 2% and 8% and Brazil dropped 1%.

Deposits excluding repos increased 11% year-on-year, with demand deposits up 15% and time deposits 7%. Mutual funds increased 18%. Deposits without repos increased 1% over the fourth quarter of 2013 and mutual funds rose 5%.

Results

Gross income was EUR 4.517 million, 0.3% lower than the fourth quarter (excluding the exchange rate impact).

Net interest income was 1.1% higher. This was due to volumes growing at a slower pace, as spreads were maintained, and stable in Brazil. Net fee income declined 2.0% and trading gains were at a two-year low.

Operating expenses dropped 6.0%, mainly due to some seasonal factors in Brazil and higher costs in the fourth quarter in marketing and technology. Net operating income increased 4.2% to EUR 2,638 million.

Loan-loss provisions declined 6.8%, due to Brazil, Mexico and Chile, which continued the trends shown in the fourth quarter.

The NPL ratio was 5.06% and coverage 86%, both virtually the same as in December 2013.

JANUARY - MARCH

40     FINANCIAL REPORT 2014    INFORMATION BY PRINCIPAL SEGMENTS

■ LATIN AMERICA. INCOME STATEMENT (EUR million)

	Net operating income					Attributable profit to the Group
		o/ 4Q’13		o/ 1Q’13			o/ 4Q’13		o/ 1Q’13
	1Q’14	(%)	(%) w/o FX	(%)	(%) w/o FX	1Q’14	(%)	(%) w/o FX	(%)	(%) w/o FX
Brazil	1,719	(0.3)	3.3	(29.1)	(12.8)	364	20.9	23.9	(27.1)	(10.4)
Mexico	407	4.2	5.9	(13.8)	(6.4)	138	(7.3)	(6.0)	(42.8)	(37.9)
Chile	332	(4.6)	3.4	4.0	26.0	123	3.1	12.2	18.6	43.7
Argentina	128	(24.5)	(3.5)	(21.3)	23.0	56	(29.4)	(10.2)	(35.2)	1.4
Uruguay	23	16.2	19.5	0.4	19.8	13	22.0	24.6	(3.4)	15.4
Peru	7	2.4	4.7	18.6	34.3	5	(14.2)	(12.0)	2.8	16.4
Rest	(12)	(50.5)	(49.5)	(31.7)	(29.6)	(10)	(49.5)	(48.2)	(4.0)	0.0

Subtotal	2,603	(1.2)	4.0	(23.1)	(6.4)	688	6.9	13.1	(26.6)	(11.1)

Santander Private Banking	35	23.9	23.5	(11.8)	(8.6)	24	93.7	88.0	(25.2)	(22.4)

Total	2,638	(0.9)	4.2	(23.0)	(6.4)	712	8.5	14.7	(26.6)	(11.5)

After incorporating loan-loss provisions and other provisions, profit before tax was EUR 1,238 million (+20.7%). Including taxes and minority interests, attributable profit was 14.7% higher than in the fourth quarter at EUR 712 million.

Gross income was 1.3% lower than in the first quarter of 2013, with the following aspects:

•	Net interest income rose 1.9% due to higher volumes, which offset the pressure of spreads and the change of mix to lower cost of credit products, but also with lower spreads, and which was slowing down in the last two quarters, mainly in Brazil.

•	Fee income increased 3.9%. All countries grew in this item except for Chile, due to regulatory pressures, and Mexico which in 2013 recorded one-off wholesale banking operations.

•	Trading gains were down 54.8%, mainly due to lower volatility in 2014, and to portfolio sales and exchange rates in 2013.
•	Operating costs increased 6.9% year-on-year, partly due to investment in networks (some traditional and others focused on priority customer segments) and business projects, and partly because of inflationary pressures on salary agreements and services contracted.

•	Loan-loss provisions were down (-16.0% year-on-year) for the fourth straight quarter, largely due to Brazil, together with Mexico and Chile in recent quarters .

•	Net operating income after provisions was EUR 1,399 million, the highest amount in the last five quarters in constant currency and 4.1% more than in the first quarter of 2013.

•	Higher taxes (Brazil, Chile and Mexico) and minority interests reduced attributable profit by 11.5% to EUR 712 million.

•	Retail Banking’s net profit was 23.2% lower, and Global Wholesale Banking’s rose 25.6%.

■ ACTIVITY % Mar’14 / Mar’13 (w/o FX)	■ ACTIVITY % Mar’14 / Dec’13 (w/o FX)

(*)	Customer deposits + mutual funds

■ GROSS INCOME

    Constant EUR million

(*)	In euros: -5.7%

JANUARY - MARCH

INFORMATION BY PRINCIPAL SEGMENTS    FINANCIAL REPORT 2014     41

■ BRAZIL (EUR million)

		o/ 4Q’13		o/ 1Q’13
INCOME STATEMENT	1Q’14	(%)	(%) w/o FX	(%)	(%) w/o FX
Net interest income	2,199	(3.8)	0.5	(21.5)	(3.5)
Net fees	629	(10.7)	(6.0)	(17.4)	1.5
Gains (losses) on financial transactions	17	(72.4)	(74.0)	(92.3)	(90.6)
Other operating income*	7	(65.5)	(61.9)	117.2	167.0
Gross income	2,851	(7.1)	(3.0)	(24.6)	(7.3)
Operating expenses	(1,133)	(15.9)	(11.2)	(16.7)	2.4
General administrative expenses	(1,006)	(16.7)	(11.9)	(16.7)	2.4
Personnel	(550)	(14.9)	(10.1)	(18.4)	0.3
Other general administrative expenses	(456)	(18.7)	(14.0)	(14.5)	5.1
Depreciation and amortisation	(127)	(8.9)	(4.3)	(16.5)	2.7
Net operating income	1,719	(0.3)	3.3	(29.1)	(12.8)
Net loan-loss provisions	(905)	(8.2)	(5.4)	(38.5)	(24.4)
Other income	(143)	(12.2)	(5.3)	83.3	125.3
Profit before taxes	671	16.5	20.4	(23.1)	(5.5)
Tax on profit	(202)	9.4	15.1	(8.4)	12.6
Profit from continuing operations	469	19.8	22.8	(28.1)	(11.6)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	469	19.8	22.8	(28.1)	(11.6)
Minority interests	106	15.9	19.3	(31.4)	(15.7)
Attributable profit to the Group	364	20.9	23.9	(27.1)	(10.4)

BALANCE SHEET
Customer loans**	68,518	3.1	(1.0)	(12.1)	7.0
Trading portfolio (w/o loans)	11,314	9.6	5.2	(4.3)	16.4
Available-for-sale financial assets	19,790	39.6	34.0	18.0	43.6
Due from credit institutions**	9,048	(38.6)	(41.0)	(41.3)	(28.5)
Intangible assets and property and equipment	2,797	0.2	(3.8)	(16.0)	2.2
Other assets	29,629	16.4	11.7	(11.9)	7.2

Total assets/liabilities & shareholders’ equity	141,097	5.4	1.2	(11.2)	8.1

Customer deposits**	65,934	7.2	2.9	(12.3)	6.7
Marketable debt securities**	19,898	(0.5)	(4.5)	(8.9)	10.8
Subordinated debt**	4,585	67.7	61.0	3.3	25.7
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	13,824	6.9	2.7	(23.6)	(7.0)
Other liabilities	25,066	(0.6)	(4.6)	2.9	25.2
Shareholders’ equity***	11,789	2.1	(1.9)	(21.4)	(4.3)
Other managed and marketed customer funds	45,749	7.3	3.0	(0.1)	21.6
Mutual and pension funds	42,602	7.4	3.1	0.9	22.8
Managed portfolios	3,147	6.1	1.9	(11.5)	7.7
Managed and marketed customer funds	136,165	7.3	3.0	(7.5)	12.5

RATIOS (%) AND OPERATING MEANS
ROE	12.58	2.88 p.		(1.68 p. )
Efficiency ratio (with amortisations)	39.7	(4.1 p. )		3.8 p.
NPL ratio	5.74	0.10 p.		(1.16 p. )
NPL coverage	95.2	0.1 p.		4.8 p.
Number of employees	48,312	(2.1)		(9.1)
Number of branches	3,489	(2.2)		(6.4)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

■ NET OPERATING INCOME

    Constant EUR million

(*)	In euros: -0.3%

■ ATTRIBUTABLE PROFIT

    Constant EUR million

(*)	In euros: +20.9%

JANUARY - MARCH

42     FINANCIAL REPORT 2014    INFORMATION BY PRINCIPAL SEGMENTS

■ BRAZIL (all changes in local currency)

Ú	Attributable profit in the first quarter of EUR 364 million, 23.9% more than the fourth quarter.

•	The rise stems from lower costs (-11,2%) and provisions (-5,4%). The latter dropped for the fourth straight quarter.

•	Gross income declined 3.0%, due to lower trading gains and fee income. On the other hand, net interest income rose 0.5% due to stabilisation of spreads.

Ú	Profit was 10.4% lower than in the first quarter of 2013, with:

•	Lower gross income (-7.3%), chiefly due to the lower spread on credit from the change in the mix of segments and products. Of note was the rise in fee income (cards and foreign trade).

•	Costs increased 2.4%, significantly below inflation.

•	Loan-loss provisions (-24.4%) tending to normalise.

Ú	Lending grew 6% year-on-year and deposits rose 7% (-1% and 0% over the fourth quarter).

Santander Brazil is the country’s third largest private sector bank and the largest foreign bank in the country. It operates in the main regions, with 3,489 branches and points of banking attention, 16,479 ATMs and around 30 million customers.

Economic environment

Brazil was the world’s seventh largest economy (in nominal GDP terms) in 2013, according to IMF estimates. GDP grew 2.3% in 2013.

The labour market is still firm, with the jobless rate close to an historic low. In March, the rate was 5.0%.

The central bank raised the Selic rate by 25 b.p. in April to 11% (+100 b.p. since the beginning of the year and +375 b.p. in 12 months). These measures should help to contain inflation, which was 6.2% in March and below the upper range of the inflation target (6.5%). The currency recovered against the dollar and the euro since December, correcting part of the strong depreciation in 2013.

Standard & Poor’s downgraded the long-term foreign currency sovereign debt rating one notch to BBB-, with stable outlook. This outlook reflects Brazil’s institutional strength and current account balance, both fiscal and external, which support the country’s investment grade status accorded by rating agencies.

Total banking system lending rose 1% in February while year-on-year growth was 15%. This increase was mainly spurred by earmarked lending (+1% in February and 25% in 12 months). The loans of state banks grew 23% in 12 months, private sector banks 7% and foreign banks 9%.

Strategy

The strategy is based on the following objectives:

•	Customer satisfaction: efficient services, adequate segmentation and multi channel platform.

•	Efficiency: a simpler bank for customers while increasing productivity.

•	Business focus: greater revenue diversification (loans, savings and services) with rigorous risk management at all moments of the cycle (from origination to recovery).

•	Disciplined policy in capital: under any scenario, with the capacity to exploit growth opportunities.

The objectives for 2014 are:

•	Grow the customer base and improve linkage.

•	Focus on products and lower risk profile segments and ones with a high linkage capacity, such as mortgage loans, payroll, auto finance and SMEs.

•	All associated with an increase in business productivity and enhanced efficiency.

At the beginning of 2014, we continued to progress in the Bank’s strategic guidelines. Of note and from a commercial standpoint were:

1	The agreement with Volvo, which means new business opportunities for the Bank through crossed-selling along the Private, Select and Insurance areas.

2	In order to attain the new client capturing objectives and grow business in a sustained and recurring way, we launched the Crescer Bem programme, a campaign of annual incentives for the retail network employees.

3	In small firms, our innovative unified service that concentrates in the same executive the relationship with the individual and with the company. In medium-sized companies, we increased from 64 to 73 the number of Núcleos, which are dedicated regional units for customer attention and support, and by 25% the number of managers (from 284 to 355).

4	In Bndes, we advanced in the specific platform for SMEs, enabling us to grow by 24% in rediscounts in 12 months.

5	Greater focus on core deposits (demand and time) in order to increase customer linkage and transactions.

JANUARY - MARCH

INFORMATION BY PRINCIPAL SEGMENTS     FINANCIAL REPORT 2014      43

6	Under the strategy to strengthen acquiring business, we reached an agreement to acquire via Santander GetNet Serviços para Meios de Pagamento Sociedade Anónima, 100% of GetNet Tecnologia Em Captura e Processamento de Transações H.U.A.H. (GetNet) for BRL 1,104 million (around EUR 353 million). After the purchase Banco Santander Brazil will have an indirect stake of 88.5% in GetNet. The transaction, subject to regulatory authorisation, is expected to be completed in the second half of 2014.

7	Agreement with iZettle, the European leader in a device that allows the self-employed and small traders to take credit card payments. This is a market with a big potential, as it reaches segments not previously attended by traditional acquiring services and also “bankarises” part of the population that does not have access to financial services.

Activity

Lending rose 6% year-on-year, mainly due to mortgages (+31%), where market penetration is still low, and the segment of large companies (+17%). On the other hand, consumer credit was flat and loans to SMEs declined in the last 12 months.

Total funds rose 15% year-on-year, particularly demand deposits and savings (+16%). Mutual funds increased 23%.

However, lending dropped 1% in the quarter amid a lower growth environment, and deposits remained unchanged.

The market shares of Santander Brazil in February 2014 were 8.1% in loans (11.9% in non-earmarked lending) and 7.7% in deposits.

Results

Attributable profit was 23.9% higher than in the fourth quarter of 2013 at EUR 364 million, driven by lower costs and provisions.

Gross income declined 3.0% due to lower trading gains and fee income (-6.0%), as in the fourth quarter it was particularly high because of the renewal of insurance policies. On the other hand net interest income increased 0.5%, backed by stabilisation of credit spreads in the last two quarters, after the sharp fall in previous ones.

Operating expenses fell 11.2%; the fourth quarter’s were high because of some seasonal factors and higher restructuring costs.

Loan-loss provisions declined (-5.4%) for the fourth consecutive quarter.

The NPL ratio was 5.74% and coverage 95%, better than the first quarter of 2013.

Net operating income after provisions increased 14.9% over the fourth quarter of 2013.

Compared to the first quarter of 2013 gross income of EUR 2,851 million was 7.3% lower, largely due to the fall in net interest income because of the change in the portfolio mix and the squeezing of credit spreads, which was not offset by higher volumes.

Fee income rose 1.5% to EUR 629 million, backed by cards (+25.6%) and foreign trade (+18.7%).

Operating expenses were only 2.4% higher year-on-year, well below inflation and absorbing the investments made and salary agreements.

Loan-loss provisions contined to perform well and were 24.4% lower than in the first quarter of 2013.

Net operating income after provisions was up 5.2%.

The higher charges in other income and higher taxes prevented this growth from feeding through to attributable profit.

■ ACTIVITY % Mar’14 / Mar’13 (w/o FX)	■ ACTIVITY % Mar’14 / Dec’13 (w/o FX)

(*)	Customer deposits + mutual funds

■ GROSS INCOME

    Constant EUR million

(*)	In euros: -7.1%

JANUARY - MARCH

44     FINANCIAL REPORT 2014     INFORMATION BY PRINCIPAL SEGMENTS

■ MEXICO (EUR million)

INCOME STATEMENT	1Q’14	o/ 4Q’13		o/ 1Q’13
		(%)	(%) w/o FX	(%)	(%) w/o FX
Net interest income	509	(4.1)	(1.7)	(1.4)	7.1
Net fees	190	1.1	3.3	(9.0)	(1.2)
Gains (losses) on financial transactions	27	—	—	(50.2)	(45.9)
Other operating income*	(12)	15.9	22.0	53.0	66.2
Gross income	713	1.2	3.3	(7.4)	0.5
Operating expenses	(307)	(2.6)	(0.0)	2.6	11.4
General administrative expenses	(273)	(5.1)	(2.5)	1.9	10.6
Personnel	(142)	1.0	3.2	(3.2)	5.1
Other general administrative expenses	(131)	(10.9)	(8.0)	8.1	17.3
Depreciation and amortisation	(33)	25.0	27.2	9.3	18.7
Net operating income	407	4.2	5.9	(13.8)	(6.4)
Net loan-loss provisions	(179)	(18.1)	(15.7)	25.8	36.6
Other income	(2)	(58.9)	(52.0)	—	—
Profit before taxes	226	34.6	34.0	(36.3)	(30.8)
Tax on profit	(48)	—	—	19.7	30.0
Profit from continuing operations	178	(7.9)	(6.7)	(43.5)	(38.6)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	178	(7.9)	(6.7)	(43.5)	(38.6)
Minority interests	40	(10.0)	(9.0)	(45.7)	(41.0)
Attributable profit to the Group	138	(7.3)	(6.0)	(42.8)	(37.9)

BALANCE SHEET
Customer loans**	22,381	0.5	0.2	(3.9)	9.5
Trading portfolio (w/o loans)	11,293	30.0	29.6	(23.0)	(12.3)
Available-for-sale financial assets	3,475	2.6	2.3	45.6	65.9
Due from credit institutions**	8,347	4.7	4.3	(35.4)	(26.4)
Intangible assets and property and equipment	395	(1.7)	(2.0)	(1.3)	12.4
Other assets	5,637	(0.8)	(1.1)	9.8	25.1

Total assets/liabilities & shareholders’ equity	51,529	6.5	6.1	(12.3)	(0.1)

Customer deposits**	25,592	3.8	3.4	(1.6)	12.1
Marketable debt securities**	2,496	(13.8)	(14.1)	(31.5)	(21.9)
Subordinated debt**	946	1.6	1.3	—	—
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	5,922	7.8	7.5	(26.8)	(16.6)
Other liabilities	12,808	10.4	10.1	(22.7)	(12.0)
Shareholders’ equity***	3,765	33.8	33.3	(15.6)	(3.9)
Other managed and marketed customer funds	11,016	6.4	6.1	(2.5)	11.0
Mutual and pension funds	11,016	6.4	6.1	(2.5)	11.0
Managed portfolios	—	—	—	—	—
Managed and marketed customer funds	40,049	3.1	2.8	(2.2)	11.4

RATIOS (%) AND OPERATING MEANS
ROE	15.77	(2.01 p. )		(8.20 p. )
Efficiency ratio (with amortisations)	43.0	(1.7 p. )		4.2 p.
NPL ratio	3.62	(0.04 p. )		1.70 p.
NPL coverage	98.6	1.1 p.		(58.5 p. )
Number of employees	14,837	0.6		5.8
Number of branches	1,279	1.7		7.2

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

■ NET OPERATING INCOME

    Constant EUR million

(*)	In euros: +4.2%

■ ATTRIBUTABLE PROFIT

    Constant EUR million

(*)	In euros: -7.3%

JANUARY - MARCH

INFORMATION BY PRINCIPAL SEGMENTS     FINANCIAL REPORT 2014      45

■ MEXICO (all changes in local currency)

Ú	Attributable profit of EUR 138 million and before taxes and minority interests 34.0% higher than the fourth quarter of 2013.

•	Gross income increased 3.3% and costs were virtually unchanged.

•	Lower loan-loss provisions (-15.7%).

Ú	Attributable profit was 37.9% lower than in the first quarter of 2013:

•	Gross income rose 0.5% and net interest income 7.1%.

•	Costs rose 11.4%, due to the opening of branches.

•	Loan-loss provisions were up 36.6%, because of greater lending and the increase in the commercial portfolio due to change to expected loss.

Ú	Lending excluding repos grew 15% year-on-year and deposits 6% excluding repos. Over December 2013 lending rose 3% and deposits were flat.

Santander is the third largest banking group in Mexico by business volume, with a market share in loans of 13.1% and 12.8% in deposits. It has 1,279 branches and 10.5 million customers.

Economic environment

The economy grew by 1.1% in 2013 and some recovery is expected in the first quarter of 2014. Against a backdrop of volatility in emerging markets, the peso was stable against the euro in the first quarter (MXN 18.0/EUR 1).

With inflation under control (3.8%) the central bank’s key rate was held at 3.5%, while the rates for medium and long-term bonds also kept their levels, in line with the US yield curve.

The country’s outlook and the progress of the ongoing reforms led S&P and Moody’s to upgrade the sovereign rating by one notch (BBB+ and A3, respectively).

The banking system’s total lending was 9% higher in February than in the same month of 2013. Deposits rose 7%.

Strategy

The focus on high income and SME segments continued, maintaining leadership. Lending was 30% higher year-on-year, driven by packets of products and services, as well as attention models tailored to their needs.

The development of models and processes to attract new clients was particularly reinforced for credit card products and personal loans.

The customer vision was strengthened with CRM tools and the development of channels for individuals and companies, with a push for campaigns that foster linkage.

The branch expansion plan begun in 2012 continued: 21 new branches were opened in the first quarter to total more than 100. As regards the attention model for high-income clients, the number of specialized Select offices rose from 66 in 2012 to 110 in March 2014.

Activity

Lending grew 15% year-on-year. Consumer credit grew 9%, cards 9%, companies 13% and mortgages 31%. Excluding the purchase of ING portfolios, total loans increased 12% and mortgages 16%. Deposits excluding repos rose 6% (demand: +12%; time: -5%). Lending was up 3% in the first quarter and deposits were flat.

Results

Gross income rose 3.3% over the fourth quarter of 2013, with a good performance of fee income, which rose 3.3%, (of note was revenue from cards and insurance) and trading gains with a positive contribution after the negative one in the fourth quarter of 2013.

Operating expenses were flat, and the efficiency ratio 43.0%. Loan-loss provisions declined 15.7% thanks to the improvements in cards, consumer credit and companies. The NPL ratio was 3.62% and coverage 99%. Credit quality was similar to the system’s average in local criteria.

Pre-tax profit was 34.0% higher. After tax, whose rate is returning to normal levels and where there was a release in the fourth quarter, and minority interests, attributable profit was EUR 138 million, 6.0% less than in the previous quarter.

Gross income was 0.5% more year-on-year due to lower trading gains and the drop in fee income (-1.2%), as the flow from issuance operations was higher in the first quarter of 2013. Net interest income rose 7.1% thanks to higher volumes.

Operating expenses were 11.4% higher due to greater installed capacity (86 branches opened since March 2013; +7%). Provisions increased 36.6% because of higher volumes and the increase in the commercial portfolio from the change to expected loss. As a result of this and the higher tax rate, attributable profit fell 37.9%.

■ ACTIVITY % Mar’14 / Mar’13 (w/o FX)	■ ACTIVITY % Mar’14 / Dec’13 (w/o FX)

(*)	Customer deposits + mutual funds

■ GROSS INCOME

    Constant EUR million

(*)	In euros: +1.2%

JANUARY - MARCH

46     FINANCIAL REPORT 2014    INFORMATION BY PRINCIPAL SEGMENTS

■ CHILE (EUR million)

INCOME STATEMENT	1Q’14	o/ 4Q’13		o/ 1Q’13
		(%)	(%) w/o FX	(%)	(%) w/o FX
Net interest income	408	(6.0)	1.7	(0.4)	20.6
Net fees	81	(6.5)	0.4	(20.3)	(3.5)
Gains (losses) on financial transactions	39	(14.2)	(6.8)	24.5	50.7
Other operating income*	5	—	—	(38.9)	(26.1)
Gross income	533	(5.9)	1.7	(3.2)	17.2
Operating expenses	(201)	(7.9)	(1.0)	(13.2)	5.1
General administrative expenses	(180)	(7.1)	(0.1)	(11.1)	7.6
Personnel	(108)	(10.8)	(4.0)	(13.2)	5.2
Other general administrative expenses	(72)	(1.0)	6.4	(7.9)	11.5
Depreciation and amortisation	(21)	(13.9)	(7.7)	(27.4)	(12.1)
Net operating income	332	(4.6)	3.4	4.0	26.0
Net loan-loss provisions	(116)	(18.0)	(11.8)	(24.9)	(9.1)
Other income	(7)	84.1	121.8	483.9	607.1
Profit before taxes	209	3.1	12.2	28.1	55.2
Tax on profit	(33)	(1.7)	8.0	115.2	160.6
Profit from continuing operations	176	4.0	13.1	19.0	44.2
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	176	4.0	13.1	19.0	44.2
Minority interests	53	6.1	15.2	20.0	45.3
Attributable profit to the Group	123	3.1	12.2	18.6	43.7

BALANCE SHEET
Customer loans**	27,993	(2.7)	2.4	(11.5)	11.7
Trading portfolio (w/o loans)	1,764	27.1	33.8	13.9	43.7
Available-for-sale financial assets	2,454	2.9	8.3	(21.7)	(1.2)
Due from credit institutions**	2,922	12.5	18.4	(21.4)	(0.9)
Intangible assets and property and equipment	313	(4.3)	0.8	(16.7)	5.0
Other assets	2,562	(16.6)	(12.2)	(7.3)	16.9

Total assets/liabilities & shareholders’ equity	38,009	(1.4)	3.8	(11.9)	11.1

Customer deposits**	20,436	(2.6)	2.5	(12.0)	11.0
Marketable debt securities**	5,399	(10.3)	(5.6)	(16.4)	5.4
Subordinated debt**	1,110	(3.2)	1.9	(4.6)	20.3
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	4,548	6.9	12.6	(13.9)	8.6
Other liabilities	4,041	0.5	5.8	(3.2)	22.1
Shareholders’ equity***	2,476	16.7	22.8	(13.1)	9.6
Other managed and marketed customer funds	5,864	7.2	12.9	(6.7)	17.7
Mutual and pension funds	4,427	8.9	14.6	(8.6)	15.3
Managed portfolios	1,437	2.5	7.9	(0.4)	25.6
Managed and marketed customer funds	32,808	(2.4)	2.7	(11.7)	11.4

RATIOS (%) AND OPERATING MEANS
ROE	20.55	(1.56 p. )		4.62 p.
Efficiency ratio (with amortisations)	37.7	(0.8 p. )		(4.3 p. )
NPL ratio	5.99	0.08 p.		0.48 p.
NPL coverage	50.7	(0.4 p. )		(3.2 p. )
Number of employees	12,104	(0.8)		(1.0)
Number of branches	485	(1.6)		(2.0)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

■ NET OPERATING INCOME

    Constant EUR million

(*)	In euros: -4.6%

■ ATTRIBUTABLE PROFIT

    Constant EUR million

(*)	In euros: +3.1%

JANUARY - MARCH

INFORMATION BY PRINCIPAL SEGMENTS    FINANCIAL REPORT 2014     47

■ CHILE (all changes in local currency)

Ú	Attributable profit of EUR 123 million, 12.2% more than the fourth quarter.

•	Gross income increased 1.7% and costs fell 1.0% for seasonal reasons and holidays.

•	Loan-loss provisions dropped 11.8%, due to the sustained improvement in loans to individuals.

Ú	Attributable profit was 43.7% higher than the first quarter of 2013:

•	Gross income rose 17.2%, driven by net interest income (+20.6%) from the rise in inflation and the growth of volumes in target segments.

•	Operating expenses’ growth slowed to 5.1%.

•	Loan-loss provisions declined 9.1%.

Ú	Lending excluding repos grew 12% year-on-year and deposits excluding repos 11% (+2% in both, over the end of 2013).

Santander is the leading bank in Chile in terms of assets and customers, with a marked focus on retail activity (individuals and SMEs). Its market share in loans is 19.7% and 16.7% in deposits. Of note is its share of loans to individuals; it is the leader in consumer finance (market share of 24.6%) and mortgages (20.7%). It has 485 branches, 1,793 ATMs and 3.5 million customers.

Economic environment

The economy grew 4.1% in 2013, spurred by investment and private consumption. The jobless rate was 6.1%. The central bank held inflation within its target range (2-4%) and the key rate was cut by 25 b.p. in February and again in March to 4%. The peso depreciated 5.3% against the euro in the first quarter.

The financial system’s total lending grew 10% year-on-year and deposits 9% (excluding Corpbanca’s lending in Colombia).

Strategy

The Group continued to focus on ensuring long-term profitability in a scenario of lower spreads and greater regulation. The strategic plan aims to consolidate the franchise and leadership positions in terms of size and profitability through four pillars: improve the quality of customer attention; focus on Retail Banking, especially retail clients (high income and SMEs) and companies; manage risks conservatively and continuously improve operational processes.

The Bank continued to consolidate the improvements generated by the commercial transformation project. Progress was also made in the new value offer for medium incomes and streamlining customer attention processes. The NEOCRM platform was also expanded (it manages all relations with clients).

Activity

Lending rose 12% year-on-year, with credit to the high-income segment up 17%, 13% to SMEs and 16% to companies, all of which are target segments. Deposits increased 11% (+13% demand deposits). Lending and deposits were up 2% in the quarter. Including mutual funds, total funds rose 4%.

In February, as part of the strategy to diversify funding sources, the Bank was the first issuer in Chile to access the Australian market in favourable conditions, marking a new milestone and once again leading the local financial system.

Results

Gross income rose 1.7% over the fourth quarter, with a mixed performance by items. Net interest income increased, fee income repeated and trading gains were lower. Operating expenses declined 1.0% for seasonal reasons and holidays, and provisions decreased 11.8%.

Gross income increased 17.2% year-on-year:

•	Net interest income was 20.6% higher, due to the growth of volumes in target segments and the greater UF portfolio impact (+1.3% in the first quarter of 2014 compared to +0.1% in the same period of 2013).

•	Fee income declined 3.5%. Of note was international business and transaction banking. Cards continued to be affected by regulatory changes.

•	Trading gains increased 50.7%, with a good result from the ALCO as well as customer business (Santander Global Connect and Santander Global Markets).

Operating expenses were up 5.1%, a slower pace of growth as various projects carried out over the last few years have been completed. The efficiency ratio was 37.7%, 4.3 p.p. better.

Loan-loss provisions fell 9.1%, benefiting from the improvement in the portfolio for individuals. The risk premium declined. The NPL ratio was 5.99% at the end of March and coverage 51%.

After tax and minority interests, attributable profit increased 43.7%.

■ ACTIVITY % Mar’14 / Mar’13 (w/o FX)	■ ACTIVITY % Mar’14 / Dec’13 (w/o FX)

(*)	Customer deposits + mutual funds

■ GROSS INCOME

    Constant EUR million

(*)	In euros: -5.9%

JANUARY - MARCH

48     FINANCIAL REPORT 2014    INFORMATION BY PRINCIPAL SEGMENTS

Argentina

First quarter attributable profit of EUR 56 million, 10.2% less in local currency than the fourth quarter of 2013 and 1.4% more year-on-year. Gross income rose 32.3% year-on-year (+6.4% quarter-on-quarter), driven by growth in net interest income, fee income and trading gains. Operating expenses increased 42.4%, due to the greater installed capacity, higher inflation and IT costs. Net operating income grew 23.0% year-on-year, absorbing the rise in loan-loss provisions.

The NPL ratio was 1.58% and coverage 140%. The NPL ratio remained stable in the last 12 months and coverage rose 10 p.p.

Growth in Santander Rio is above that of the banking system. Lending increased 34% year-on-year and deposits 32% (demand deposits: +18% and time: +57%).

Santander Río is one of the country’s leading banks, with a market share of 9.0% in loans and 9.2% in deposits. It has 377 branches and 2.5 million customers. Global Finance named it the best online bank in Argentina and the best bank in Latin America in mobile banking.

The economy grew 3.0% in 2013. Interest rates reached 26%. The NPL ratio of the financial system as a whole was 1.8% and coverage 144%, underscoring the good quality of its assets, liquidity levels are high and the capital ratio is 14.0%. Lending grew 29% year-on-year and deposits 27%.

The Bank continued to focus on transactional services, collections and means of payment through an offer tailored to the needs of each customer segment. The objective is to continue to increase recurring revenues, on the basis of funding with low cost demand deposits and higher income from services.

The Bank’s commercial strategy continued to focus on strengthening penetration and linkage in the high-income and SMEs segments, developing improvements in the functionalities of key products and measures to enhance the quality of service. This is increasing the linkage and profitability of these clients.

The Bank implemented new mobile banking functionalities in the first quarter and began to restructure its website, a process that will continue during 2014 in all areas to enhance customers experience with the bank.

Uruguay

Attributable profit of EUR 13 million in the first quarter, 24.6% more than in the fourth quarter of 2013 in local currency. Year-on-year profit growth of 15.4%, with gross income up 20.9% and costs 21.5%. The higher costs were due to the efficiency improvement plan. Excluding it, costs rose 15.8%.

The Group maintained its leadership in Uruguay. Santander is the largest private sector bank in the country, with a market share in lending of 18.5% and 15.9% in deposits. The consumer finance company Creditel is the best positioned and with the highest brand awareness. Overall, the Group has 85 branches and 450,000 customers.

Inflation remained high at close to 10% during the first quarter, above the target range of 3%-7%, which led the government to implementing a series of measures with temporary tax cuts in the tariffs of some services. The currency market was more stable than in the fourth quarter of 2013 (call interest rate of 4%). The peso depreciated 8% against the dollar in the first quarter and 21% year-on-year.

The system’s lending grew 31% and deposits 26%.

The Bank’s growth in lending and deposits is higher than the system’s. (+34% and +29%, respectively), with noteworthy growth in the least costly deposits. The NPL ratio was 0.82% and coverage 293%.

The Group continued to progress in developing retail banking, with sustained growth in loans of around 20% in both pesos and foreign currency. Retail deposits accounted for 75% of the Bank’s total funding. The focus in 2014 is on quality customer service and a value offer adjusted to clients’ needs and through the most adequate channel.

The Bank’s priority is to be the transactional bank for companies and corporates, increasing linkage and developing innovative products.

In short, the Bank continued to advance in its goals of generating more recurring results, customer business, optimisation of costs and improved efficiency.

■ ATTRIBUTABLE PROFIT. ARGENTINA

    Constant EUR million

(*)	In euros: -29.4%

■ ATTRIBUTABLE PROFIT. URUGUAY

    Constant EUR million

(*)	In euros: +22.0%

JANUARY - MARCH

INFORMATION BY PRINCIPAL SEGMENTS    FINANCIAL REPORT 2014      49

Peru

Attributable profit was EUR 5 million in the first quarter, 12.0% less than the fourth quarter and 16.4% higher year-on-year in local currency.

Gross income increased 35.5%, fuelled by higher lending, improved spreads and better treasury results. Costs rose 37.8% after the start up of a new financing company specialised in auto finance. Excluding this new business, gross income grew 29%, costs 20% and profit 23%.

The economy grew 5% year-on-year in the first quarter of 2014, a slightly slower pace due to the fall in metal prices, reduced external demand and lower private sector growth than expected.

Year-on-year inflation was 3.4% and the central bank held its benchmark rate at 4.0% and adopted supplementary measures to reduce cash reserve requirements in order to boost liquidity.

The sol depreciated 0.3% against the euro during the first quarter (17% in the last 12 months). The budget surplus was 0.8% of GDP in 2013, public debt stood at 19% of GDP, one of the lowest in the region, and the country has currency reserves that exceed 30% of GDP.

Santander is focusing on banking with corporates and large companies, the Group’s global clients and the institutional segment.

Lending rose 36% and deposits 11%, due to the increase in medium-term funding.

The efficiency rate was 34.4%. The NPL ratio remained at its lowest level (0.14%) and coverage is extraordinarily high (1,395%).

A new auto finance company began to operate in 2013, together with a well-known international partner with a great deal of experience in Latin America. The company has a specialised business model that operates with all brands and dealers in Peru. More than 4,000 loans were granted in 2013 and over 1,500 in the first quarter of 2014.

Colombia

Banco Santander de Negocios Colombia, the Group’s new subsidiary in the country, began to operate in January 2014.

Colombia is a strategically important market for Grupo Santander in order to bolster the value of its franchise in Latin America. It is the third most populated country and has a high growth potential on the basis of the country’s plans for economic and social development. Foreign investment in the country underscores this potential; there is growing interest among companies to set up in Colombia.

The new bank has capital of $100 million. Its target market is the corporate one, with a special emphasis on global clients, clients of the Group’s International Desk and those local clients becoming more international.

Santander Negocios Colombia has a banking licence that allows it to operate as a local bank for all purposes. It will focus on offering investment banking products, treasury and risk hedging products, foreign trade financing and working capital products in local currency, such as confirming. It also has a robust online banking channel for clients’ transactions in local payments.

■ ATTRIBUTABLE PROFIT. PERU

    Constant EUR million

(*)	In euros: -14.2%

JANUARY - MARCH

50     FINANCIAL REPORT 2014    INFORMATION BY PRINCIPAL SEGMENTS

■ UNITED STATES (EUR million)

INCOME STATEMENT	1Q’14	o/ 4Q’13		o/ 1Q’13
		(%)	(%) w/o FX	(%)	(%) w/o FX
Net interest income	1,098	3.7	4.4	11.1	15.3
Net fees	164	2.2	3.1	17.5	21.9
Gains (losses) on financial transactions	28	(27.2)	(25.8)	(43.2)	(41.1)
Other operating income*	16	94.4	103.4	—	—
Gross income	1,306	3.1	4.0	12.1	16.3
Operating expenses	(476)	(4.3)	(3.5)	7.2	11.2
General administrative expenses	(417)	(7.4)	(6.6)	3.2	7.1
Personnel	(235)	0.0	0.6	0.4	4.2
Other general administrative expenses	(182)	(15.4)	(14.5)	7.0	11.0
Depreciation and amortisation	(60)	24.9	25.9	47.3	52.8
Net operating income	830	7.9	8.8	15.2	19.4
Net loan-loss provisions	(547)	12.3	13.9	114.0	122.0
Other income	(2)	(91.4)	(91.3)	(77.7)	(76.8)
Profit before taxes	281	10.1	9.7	(38.2)	(35.9)
Tax on profit	(79)	1.3	1.1	(44.1)	(42.0)
Profit from continuing operations	202	14.0	13.4	(35.5)	(33.1)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	202	14.0	13.4	(35.5)	(33.1)
Minority interests	44	61.9	59.9	(28.1)	(25.4)
Attributable profit to the Group	158	5.3	4.9	(37.4)	(35.0)

BALANCE SHEET
Customer loans**	59,088	3.0	3.0	(0.4)	7.2
Trading portfolio (w/o loans)	127	(15.1)	(15.1)	(64.7)	(61.9)
Available-for-sale financial assets	8,971	(0.1)	(0.1)	(38.0)	(33.2)
Due from credit institutions**	2,065	25.2	25.2	5.1	13.2
Intangible assets and property and equipment	3,245	51.4	51.4	392.3	430.1
Other assets	5,144	(20.5)	(20.6)	11.2	19.8

Total assets/liabilities & shareholders’ equity	78,639	2.4	2.4	(3.4)	4.0

Customer deposits**	39,551	0.9	0.9	(9.6)	(2.6)
Marketable debt securities**	12,436	3.7	3.7	11.7	20.3
Subordinated debt**	683	(44.3)	(44.3)	(66.1)	(63.5)
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	12,053	0.7	0.7	(3.7)	3.7
Other liabilities	4,725	5.8	5.8	37.9	48.5
Shareholders’ equity***	9,192	16.1	16.1	7.1	15.3
Other managed and marketed customer funds	5,356	(0.7)	(0.7)	(15.0)	(8.5)
Mutual and pension funds	843	4.4	4.4	(38.0)	(33.3)
Managed portfolios	4,514	(1.6)	(1.6)	(8.7)	(1.7)
Managed and marketed customer funds	58,025	0.4	0.3	(8.2)	(1.1)

RATIOS (%) AND OPERATING MEANS
ROE	7.54	0.04 p.		(4.99 p. )
Efficiency ratio (with amortisations)	36.5	(2.8 p. )		(1.7 p. )
NPL ratio	2.88	(0.21 p. )		(0.13 p. )
NPL coverage	163.3	15.2 p.		13.7 p.
Number of employees	15,436	0.7		6.4
Number of branches	815	(0.7)		(2.5)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

■ NET OPERATING INCOME

    Constant EUR million

(*)	In euros: +7.9%

■ ATTRIBUTABLE PROFIT

    Constant EUR million

(*)	In euros: +5.3%

JANUARY - MARCH

INFORMATION BY PRINCIPAL SEGMENTS    FINANCIAL REPORT 2014     51

■ UNITED STATES (all changes in dollars)

Ú	Attributable profit in the first quarter of $216 million, 4.9% more that the fourth quarter.

•	Gross income (+4.0%) was spurred by net interest income and fee income, from greater origination of loans in SCUSA.

•	Operating expenses fell 3.5%.

•	Loan-loss provisions increased 13.9%, mainly due to SCUSA.

Ú	Profit was 35.0% lower than in the first quarter of 2013:

•	Net operating income rose 19.4% backed by gross income growth (+16.3%).

•	Loan-loss provisions were 122.0% higher because of the greater initial requirement of provisions for SCUSA, given its large volume of new lending and retaining loans.

Ú	Lending increased 7% year-on-year mainly SCUSA. Demand deposits were up 7%.

Santander US includes retail banking activity via Santander Bank and Banco Santander Puerto Rico and consumer financing via its stake in Santander Consumer USA (SCUSA).

As indicated in the description of segments, the area changed in 2014 as it now includes Puerto Rico which was previously included in Latin America, and SCUSA consolidates by global integration instead of by the equity accounted method. For comparison purposes, the statements of previous periods have been modified as if these changes had been effective then.

Santander Bank, with 706 branches, 2,084 ATMs and 1.7 million customers-households, is developing a business model focused on retail clients and companies. It operates in the northeast of the country, one of the most prosperous (22% of GDP).

Santander Puerto Rico has 113 branches and points of attention, 128 ATMs and 415,000 customers. It focuses on individuals and companies.

SCUSA, based in Dallas, specialises in consumer finance, particularly loans and leasing of new and used vehicles. It is mainly focused on retail clients but also on dealers, and on consumer credits without guarantees.

Attributable profit for the whole area was $216 million in the first quarter, 4.9% more than the fourth quarter of 2013, as the higher gross income offset the larger provisions.

In year-on-year terms, profit dropped 35.0% because of higher provisions associated with greater origination of consumer loans derived from the operation with Chrysler in the middle of 2013 and its up-front allocation, which absorbed the strong growth in revenues (+16.3%).

Economic environment

Business was conducted in an environment of moderate growth in which the Federal Reserve held interest rates at their lows. Although the Fed began tapering, it remains committed to economic stimulus. The market, however, is already anticipating the impact of a future rise in interest rates in the middle of 2015.

The system’s total lending grew 3% in 2013 and deposits rose 4%.

The sale and financing of new and used vehicles has improved since the crisis in 2008, while competition is tougher. This put pressure on prices, particularly in the non-prime market.

After growth of 8% in 2013, the expectations for 2014 are good despite sales at the start of the year being affected by bad weather, due to the age of cars, the favourable macroeconomic conditions and easy access to financing.

Santander Bank

The strategy continued to focus on developing new businesses and products. These include the start up of auto finance, which is expected to be one of the main sources of growth in the coming years, obtaining synergies from the Group’s global experience and from SCUSA’s local one.

Loans to companies (commercial and industrial) continued to grow in the first quarter, led by Global Banking and Markets, after having concluded successfully the transfer of the large corporate segment, which enabled the team to be strengthened and reorganised.

Of note in the retail segment was the good functioning of the innovative Extra20 product launched at the end of 2013. Its main objective is to capture new clients, increase linkage and grow demand deposits (core).

In means of payment, the implementation of a proprietary platform enabled the launch of the Bravo card for the high income segment.

These measures led to a 2% rise in lending in the quarter and a 1% fall year-on-year, mainly due to the strategy followed in 2013 of originating mortgage loans for their subsequente sale.

JANUARY - MARCH

52     FINANCIAL REPORT 2014    INFORMATION BY PRINCIPAL SEGMENTS

■ ACTIVITY % Mar’14 / Mar’13 (w/o FX)	■ ACTIVITY % Mar’14 / Dec’13 (w/o FX)

(*)	Customer deposits + mutual funds

■ GROSS INCOME

    Constant EUR million

(*)	In euros: +3.1%

In deposits, the strategy continued to concentrate on boosting demand deposits and reducing time deposits. There was also significant increased penetration of deposits with public institutions (government banking).

Net interest income was 6.4% lower than in the fourth quarter of 2013, reflecting the environment of low interest rates and greater competition, which is exerting pressure on spreads, and the reduction in the non-strategic portfolio. The year-on-year decline was 11.6%, also affected by the sharp fall in the investment portfolio.

The 4.1% drop in operating expenses over the fourth quarter reflects the containment effort, despite the Bank’s significant investment in rebranding, technology (ATMs, mobile banking, cards) and, particularly, in regulatory compliance. These items caused a 11.8% rise year-on-year.

Lastly, the recovery of provisions was maintained, reflecting the good credit quality. The NPL ratio was 2.05%, 18 b.p. lower in the quarter, and coverage 94%, underscoring the improvement in the composition of the lending portfolio.

Attributable profit was $108 million in the first quarter of 2014, a decline of 10.9% over the fourth quarter of 2013 and 32.7% lower year-on-year.

Santander Puerto Rico

Banco Santander Puerto Rico maintains a solid capital position, asset quality and liquidity compared to its competitors. It is the only bank in the island with investment grade rating.

Consumer credit rose 14% year-on-year and cards 11%, offseting the falls in mortgage and commercial loans. Thus, lending remained fairly stable (slight drop of 1.2% over the fourth quarter and of 1%

year-on-year). Customer deposits were 2% lower over the fourth quarter and 3% year-on-year, due to the maturing of demand deposits from companies, as part of the strategy to reduce the cost of funds.

Attributable profit was $19 million in the quarter, 3.2% more than in the fourth quarter, mainly due to lower costs. It was 27.5% below the first quarter of 2013 when there was a recovery of provisions from the sale of mortgages, which offset the better evolution of net interest income and costs.

Consumer finance

SCUSA completed in January its IPO and listing on the New York Stock Exchange. It placed 21.6% of capital, with 4% sold by Grupo Santander which kept a stake of 60.7%. The sale price was $24 per share, valuing the company at about $8.3 billion.

During the first quarter of 2014 SCUSA continued its auto finance expansion plan on several fronts, such as organic growth backed by agreements with brands and groups of dealers, strategic alliances (Chrysler), growth in the platform of direct loans via Internet (Roadloans.com) and expansion opportunities in the turn key operation of portfolio servicing.

It also continued to develop diversification initiatives through agreements with Bluestem and Lending Club, which enabled it to begin growth in consumer credits without guarantees.

Regarding activity and results, the growth trend in volumes continued in the first quarter (+6% over the fourth quarter and +36% y-o-y), which was reflected in gross income increase, not fully fed through to profits because of the greater initial requirement for provisions linked to new lending and retaining loans of recent quarters.

JANUARY - MARCH

INFORMATION BY PRINCIPAL SEGMENTS    FINANCIAL REPORT 2014     53

■ CORPORATE ACTIVITIES (EUR million)

INCOME STATEMENT	1Q’14	4Q’13	Var. (%)	1Q’13	Var. (%)
Net interest income	(534)	(617)	(13.5)	(576)	(7.3)
Net fees	(8)	(1)	554.2	(12)	(32.6)
Gains (losses) on financial transactions	302	265	14.1	231	30.7
Other operating income	16	39	(60.3)	35	(55.7)
Dividends	5	4	39.4	4	22.9
Income from equity-accounted method	0	1	(87.8)	(3)	—
Other operating income/expenses	10	34	(69.8)	34	(69.5)
Gross income	(224)	(314)	(28.6)	(322)	(30.2)
Operating expenses	(191)	(167)	14.5	(177)	8.3
General administrative expenses	(164)	(113)	45.6	(155)	5.7
Personnel	(67)	(53)	25.5	(68)	(0.9)
Other general administrative expenses	(97)	(60)	63.7	(88)	10.9
Depreciation and amortisation	(27)	(54)	(50.1)	(21)	26.7
Net operating income	(416)	(482)	(13.6)	(499)	(16.6)
Net loan-loss provisions	1	2	(41.0)	(29)	—
Other income	(72)	106	—	(66)	9.3
Ordinary profit before taxes	(487)	(374)	30.3	(594)	(18.0)
Tax on profit	79	(0)	—	51	55.8
Ordinary profit from continuing operations	(408)	(374)	9.2	(543)	(24.9)
Net profit from discontinued operations	—	(0)	(100.0)	—	—
Ordinary consolidated profit	(408)	(374)	9.2	(543)	(24.9)
Minority interests	(3)	11	—	(0)	572.6
Ordinary attributable profit to the Group	(405)	(384)	5.5	(543)	(25.3)
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	(405)	(384)	5.5	(543)	(25.3)

BALANCE SHEET
Trading portfolio (w/o loans)	2,947	2,743	7.4	6,167	(52.2)
Available-for-sale financial assets	6,892	10,676	(35.4)	17,521	(60.7)
Investments	276	477	(42.1)	83	232.5
Goodwill	26,056	24,254	7.4	26,124	(0.3)
Liquidity lent to the Group	28,985	17,712	63.7	26,732	8.4
Capital assigned to Group areas	70,542	65,088	8.4	74,035	(4.7)
Other assets	49,007	61,755	(20.6)	72,248	(32.2)

Total assets/liabilities & shareholders’ equity	184,706	182,704	1.1	222,911	(17.1)

Customer deposits*	1,379	2,851	(51.6)	3,940	(65.0)
Marketable debt securities*	62,102	64,470	(3.7)	78,308	(20.7)
Subordinated debt*	4,173	3,871	7.8	4,471	(6.7)
Other liabilities	32,724	30,736	6.5	55,239	(40.8)
Group capital and reserves**	84,328	80,776	4.4	80,953	4.2
Other managed and marketed customer funds	—	—	—	—	—
Mutual and pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Managed and marketed customer funds	67,654	71,192	(5.0)	86,719	(22.0)

OPERATING MEANS
Number of employees	2,527	2,432	3.9	2,423	4.3

(*)	Including all on-balance sheet balances for this item
(**)	Not including profit of the year

JANUARY - MARCH

54     FINANCIAL REPORT 2014    INFORMATION BY PRINCIPAL SEGMENTS

■ CORPORATE ACTIVITIES

Ú	Corporate Activities registered a loss of EUR 405 million in the first quarter, in line with the EUR 384 million in the fourth quarter of 2013.

Ú	The loss was lower than in the first quarter of 2013, thanks to the better evolution of net interest income and trading gains.

Corporate activities recorded a loss of EUR 405 million in the first quarter, compared to one in the fourth quarter of 2013 (-EUR 384 million) and the first quarter (-EUR 543 million).

Within Corporate Activities, the Financial Management area conducts the global functions of balance sheet management, both structural interest rate and liquidity risk (the latter via issues and securitizations), as well as the structural position of exchange rates:

•	Interest rate risk is actively managed by taking market positions. This management seeks to soften the impact of interest rate changes on net interest income, and is done via bonds and derivatives of high credit quality and liquidity and low consumption of capital.

•	The objective of structural liquidity management is to finance the Group’s recurring activity in optimum conditions of maturity and cost, maintaining an appropriate profile (in volumes and maturities) by diversifying the funding sources.

•	Management of the exposure to exchange rate movements in equity and in the units results in euros, is also carried out on a centralized basis. This management (dynamic) is conducted through exchange-rate derivatives, optimizing at all times the financial cost of hedging.

Hedging of net investments in the capital of businesses abroad aims to neutralize the impact on capital of converting into euros the balances of the main institutions that are consolidated whose currency is not the euro.

The Group’s policy immunizes the impact, which, in situations of high volatility in the markets, sudden changes in interest rates would have on these exposures of a permanent nature. The investments that are currently hedged are those in Brazil, UK, Mexico, Chile, USA and Poland and the instruments used are spot, FX forwards or tunnel options. EUR 15,728 million are currently hedged.

Exposures of a temporary nature – those regarding results that the Group’s units will contribute in the next 12 months in non-euro currencies – are also managed on a centralized basis in order to limit their volatility in euros.

Meanwhile and separately from the financial management described here, Corporate Activities manages all capital and reserves and allocations of capital to each of the units, as well as providing the liquidity that some of the business units might need. The price at which these operations are carried out is the market rate (euribor or swap) plus the risk premium, which in concept of liquidity, the Group supports for immobilizing the funds during the life of the operation.

Lastly, and marginally, the equity stakes of a financial nature that the Group takes within its policy of optimizing investments are reflected in Corporate Activities.

The main developments were:

•	Net interest income was EUR 534 million negative compared to EUR 617 million negative in the fourth quarter of 2013 and EUR 576 million in the first quarter. This improvement was partly due to the lower cost of issues in wholesale markets because of the lower recourse to these markets (directly related to the lower funding needs from the gap between lending and deposits) and to the lower cost associated with the policy of strengthning liquidity that the Group carried out in 2013.

•	Trading gains, which incorporate those derived from the centralized management of the interest rate and exchange rate risk of the parent bank as well as that from equities, were EUR 302 million positive, a little higher than the fourth and first quarters of 2013.

•	Operating expenses were somewhat higher than in these two quarters.

•	Net loan-loss provisions recorded a small release of EUR 1 million in the first quarter, (EUR 2 million in the fourth quarter) and EUR 29 million of provisions in the first quarter of 2013.

•	Other income includes the net between provisions and writedowns and positive results. This figure was EUR 72 million negative in the first quarter of 2014 compared to EUR 106 million positive in the fourth quarter of 2013 and EUR 66 million negative in the first quarter. The difference was mainly due to the temporary mismatch of various provisions and allowances that are anticipated at the consolidated level and are not recorded in the results of the various units until their actual materialization.

•	Lastly, the tax line records a recovery of EUR 79 million for the first quarter.

JANUARY - MARCH

INFORMATION BY SECONDARY SEGMENTS    FINANCIAL REPORT 2014     55

■ RETAIL BANKING

Ú	First quarter attributable profit of EUR 1,242 million, 13.8% more than the fourth quarter of 2013 (+15.1% excluding the exchange rate impact).

•	Gross income up 1.3%.

•	Lower costs (-3.2%).

•	Lower provisions (-1.4%).

Ú	Profit was 2.7% lower than in the first quarter of 2013 because of the unfavourable impact of exchange rates.

•	Excluding this impact, profit was 7.7% higher due to a 7.5% rise in net interest income.

Ú	Lending and deposits rose slightly q-o-q. In y-o-y terms, loans were down 5% and deposits 4% (-2% and -1%, respectively, excluding forex impact).

Retail banking accounted for 84% of the Group’s operating areas gross income and 67% of attributable profit as of March 2014.

Strategy

The programme to transform Retail Banking began in 2013. Its central planks are to improve the experience of customers with the Bank, specialize the management of each segment and develop a multi-channel distribution model that is more efficient and tailored to clients’ needs. At the same time, innovation in the way of working would be fostered, and opportunities linked to the Group’s international positioning fully exploited. The overriding goal is to strengthen customer relations and loyalty and, in consequence, improve the Group’s results.

Several measures taken in the last few months underscore the progress made in various countries, including:

1. The launch of Santander Advance: this is an innovative and integral value offer to support the growth of SMEs. The Advance Programme has been presented in Spain and will be extended to the rest of countries in the coming quarters.

The aim of Santander Advance is to not only support SMEs financially, but also assume an integral commitment to their development and growth. The programme has a strong financial offer as well as non-financial support measures. Among the elements are:

•	Talent and training with various measures to improve the capacity building of SMEs and forge closer relations with our teams in order to understand their needs.

•	Support their internationalization via Santander Trade, the International Desk and trade internships (virtual and on-site).

•	Foster job creation and establish a dedicated job portal and the Santander scholarship programme.

•	A differentiated financial offer tailored to suit the needs of each market on the basis of their features and the Bank’s positioning with mixed focus of traditional and non-traditional financing.

2. Launch of Santander Trade Club so that exporters and importers can get to know one another, interact and be connected in order to generate new international business opportunities. This new function of the Santander Trade portal will enable users to take advantage of the network of more than five million corporate clients of Santander Bank.

■ RETAIL BANKING (EUR million)

INCOME STATEMENT	1Q’14	o/ 4Q’13		o/ 1Q’13
		(%)	(%) w/o FX	(%)	(%) w/o FX
Net interest income	6,826	0.6	2.8	(2.8)	7.5
Net fees	1,855	(2.2)	0.9	(7.0)	2.6
Gains (losses) on financial transactions	107	(43.8)	(41.8)	(71.1)	(67.0)
Other operating income*	(81)	18.0	21.4	(24.3)	(18.7)
Gross income	8,707	(1.1)	1.3	(6.2)	3.9
Operating expenses	(4,022)	(5.8)	(3.2)	(5.7)	2.7
Net operating income	4,685	3.3	5.6	(6.5)	4.9
Net loan-loss provisions	(2,486)	(3.4)	(1.4)	(12.1)	(0.6)
Other income	(267)	(12.3)	(6.7)	56.3	71.2
Profit before taxes	1,932	16.7	18.6	(4.1)	6.8
Tax on profit	(472)	23.8	26.8	7.0	20.0
Profit from continuing operations	1,460	14.5	16.2	(7.3)	3.1
Net profit from discontinued operations	(0)	(83.1)	(66.0)	—	—
Consolidated profit	1,460	14.6	16.2	(7.3)	3.1
Minority interests	217	19.5	22.7	(26.9)	(17.0)
Attributable profit to the Group	1,242	13.8	15.1	(2.7)	7.7

BUSINESS VOLUMES
Customer loans	594,689	1.8	1.6	(5.2)	(1.9)
Customer deposits	515,856	1.5	1.2	(4.0)	(0.8)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses

JANUARY - MARCH

56     FINANCIAL REPORT 2014    INFORMATION BY SECONDARY SEGMENTS

■ RETAIL BANKING. INCOME STATEMENT (EUR million)

	Net operating income					Attributable profit to the Group
	1Q’14	o/ 4Q’13		o/ 1Q’13		1Q’14	o/ 4Q’13		o/ 1Q’13
		(%)	(%) w/o FX	(%)	(%) w/o FX		(%)	(%) w/o FX	(%)	(%) w/o FX
Continental Europe	1,143	15.1	15.2	18.8	19.6	349	50.7	50.9	86.9	90.2
United Kingdom	578	(0.4)	(2.1)	36.9	33.2	333	9.1	7.2	82.9	77.9
Latin America	2,164	(2.5)	2.2	(26.6)	(10.5)	430	1.1	5.7	(37.0)	(24.1)
USA	800	7.9	8.8	17.3	21.6	130	0.4	(0.1)	(42.1)	(40.0)

Total Retail Banking	4,685	3.3	5.6	(6.5)	4.9	1,242	13.8	15.1	(2.7)	7.7

3. Establishing Santander Select in all countries where we operate. After its launch in Spain, UK, Mexico, Chile, Argentina and Brazil in 2013, it was established in Portugal in February and in the US in March. The rest of the Group’s countries will join it in the coming months.

Attention by dedicated staff, the opening of specialised branches and a range of products specifically designed for this segment are some of the elements that distinguish the Select offer.

4. Global Select Debit card: together with the launch of Santander Select, in Spain the first product identifying Select clients and taking advantage of Grupo Santander’s global reach began to be marketed recently. The Global Select Debit card enables these clients to withdraw money from any of our more than 30,000 Santander ATMs free of charge.

Santander also wants to keep on being in the vanguard of the big changes taking place in various markets in order to exploit the new trends, processes and possibilities that are continuously arising.

•	The SANTANDER ideas:), project was launched throughout the Group at the beginning of this year. This is a corporate social network that seeks to foster a work culture focused on innovation and cooperation and enables better use to be made of the diversity, talent and collective intelligence of all the Group’s employees.

The first challenge – “to make Santander a closer, simpler and more direct bank for our clients” – achieved a high degree of participation in all countries. Ideas were presented for our customer relationship model, the best of which, after assessment and selection, will be put into effect.

•	Santander Poland’s mobile phone application won the Mobile Trends Award in 2013. It was voted the best application for online users, recognizing its services and functions, such as, for example, the possibility of making transfers to a mobile number or making payments via the QR code.

•	All countries and not just Poland are improving their mobile phone applications, taking advantage of the latest developments. The users and money transfers via mobile phone have grown by more than 100% in the Group, and the Internet penetration rate exceeds 50% in some regions and more than 70% for some segments.

The emphasis in the coming months is to continue the process of transforming the Group’s retail banks and evolve toward a more customer-focused model.

Results and activity

Attributable profit was 13.8% higher than in the fourth quarter of 2013 at EUR 1,242 million (+15.1% excluding the exchange rate impact).

This was due to gross income which increased 1.3% (eliminating the forex impact) and, above all, the effort made to cut costs (-3.2%) and improve credit quality (-1.4% in loan-loss provisions).

Profit was 2.7% lower than in the first quarter of 2013 and 7.7% higher excluding the exchange rate impact. The latter was due to net interest income (+7.5%) and fee income (+2.6%), which offset the lower trading gains and higher costs.

JANUARY - MARCH

INFORMATION BY SECONDARY SEGMENTS     FINANCIAL REPORT 2014     57

■ GLOBAL WHOLESALE BANKING

Ú	Attributable profit of EUR 474 million, 0.7% less than the first quarter and 23.5% above the fourth quarter (+7.2% and +27.6%, respectively, excluding fx impact). Of note:

•	Gross income rose (+1.6% y-o-y excluding the exchange rate impact) and lower provisioning needs.

•	Higher costs (in constant euros) from strengthening the franchise and efficiency levels that are a reference for the sector (33.9%).

Ú	The focus on customers remained (90% of revenues) and active management of risks, liquidity and capital.

Santander Global Banking & Markets (SGB&M) generated 13% of the Group’s revenues and 26% of attributable profit in the first quarter.

Strategy

SGB&M maintained in 2014 the key pillars of its business model, focused largely on the client, its global reach and its interconnection with local units, within active management of risk, capital and liquidity. Notable developments this year are:

•	The development together with Retail Banking of offers and advice in high value products for various segments in all the Group’s units.

•	The push of transaction business in the UK, US and Poland, which complements the strengthening of the franchise of clients in all countries.

•	The integral solution for clients’ advisory and structural financing needs, with the creation of the Financing Solutions and Advisory unit which has assumed the functions of the previous credit and corporate finance units.

Results and activity

Attributable profit was EUR 474 million, 23.5% more than in the fourth quarter of 2013 (+27.6% excluding the exchange rate impact). These results benefited from the seasonal nature of revenues which pushed up gross income (+6.9%; +10.0% excluding the forex impact) via fee income and trading gains, and lower loan-loss provisions (-33.4% in euros).

The efficiency ratio remained at 33.9%, a reference for the setor, after absorbing the increase in costs in constant euros, from business development in core markets.

In relation to the first quarter of 2013, attributable profit was 0.7% lower due to the depreciation of Latin American currencies. At constant exchange rates, profit was 7.2% higher, backed by gross income (+1.6%; -5.3% in current euros), and lower provisions (-34.6% in euros).

These results emanated from the strength and diversification of customer revenues, which accounted for 90% of the first quarter’s total revenues. Its performance is similar to that of total revenues, with a clear recovery over the fourth quarter (+6.9%; +8.2% in constant euros).

The performance of the business sub-areas and the evolution of customer revenues was as follows:

Transaction Banking

Global Transaction Banking1 registered lower customer revenues year-on-year (-10.3%; -4.0 in constant euros), due to the lower contribution of basic financing which was not offset by the better performance of the rest of activities.

By businesses, stronger growth from trade finance, spurred by the contribution of Latin America units, particularly Mexico, and by Asia. Of note was the Group’s position in export finance and in the growing presence of products that offer solutions to the chain of companies’ suppliers.

■ GLOBAL WHOLESALE BANKING (EUR million)

INCOME STATEMENT	1Q’14	o/ 4Q’13		o/ 1Q’13
		(%)	(%) w/o FX	(%)	(%) w/o FX
Net interest income	579	(9.0)	(4.9)	(5.0)	4.5
Net fees	342	10.8	12.8	(3.7)	3.9
Gains (losses) on financial transactions	349	83.1	84.8	(1.3)	2.1
Other operating income*	29	(63.6)	(63.9)	(46.3)	(46.2)
Gross income	1,298	6.9	10.0	(5.3)	1.6
Operating expenses	(440)	1.5	4.0	(0.1)	6.7
Net operating income	858	9.9	13.4	(7.8)	(0.8)
Net loan-loss provisions	(108)	(33.4)	(31.5)	(34.6)	(33.9)
Other income	(19)	(23.4)	(29.1)	13.7	13.9
Profit before taxes	731	23.1	27.7	(2.4)	6.6
Tax on profit	(200)	21.4	26.9	(6.4)	2.8
Profit from continuing operations	531	23.7	28.0	(0.7)	8.2
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	531	23.7	28.0	(0.7)	8.2
Minority interests	57	26.1	31.6	(0.9)	16.8
Attributable profit to the Group	474	23.5	27.6	(0.7)	7.2

BUSINESS VOLUMES
Customer loans	79,645	(6.7)	(7.1)	(12.3)	(7.4)
Customer deposits	67,851	10.5	10.5	(14.6)	(8.1)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses

JANUARY - MARCH

58     FINANCIAL REPORT 2014    INFORMATION BY SECONDARY SEGMENTS

Revenues from cash management also rose due to transaction business in the main countries. Custody and settlement business was also higher, strongly backed by Spain (better performance of the stock market and growth in mutual funds) and Brazil.

On the other hand, lower contribution of basic financing, particularly from the units in Spain and Portugal, which had to manage squeezing of spreads.

Financing Solutions & Advisory

Financing Solutions & Advisory2 increased its customer revenues 4.2% year-on-year (+8.6% without the exchange rate impact).

In syndicated corporate loans, Santander maintained its reference positions in Europe and Latin America. Of note among the new operations was Santander’s participation as the sole underwriter in the financing of Kulczyk Investments for the takeover of 66% of Capital Ciech, S.A. (PLN 1,026 million).

In project finance, Santander is one of the global leaders, especially in the placement of projects bonds for Europe, Mexico and Brazil, which signifies evolving toward a business less intensive in capital. Of note in the first quarter was the issuance of a new $580 million project bond for Odebrecht Offshore Drilling Finance Limited, one of the largest suppliers of oil and gas in the world, in which the Bank was the global coordinator and rating advisor.

In the primary market, Santander benefited from growth in the European bond market, particularly in financial issuers. It also continued to increase its weight in the market of European corporate issuers, gaining positions from comparable banks (number 5 in the investment grade league tables). In Latin America, the Group led four issues for Brazilian clients in euros and sterling that differentiated us from the local competition.

In corporate finance, Santander exploited its position in markets and clients in order to participate in significant corporate operations. Of note in the first quarter were advisory services for Oi, S.A. in the valuation for its merger with Portugal Telecom , SGPS (excluding Brazil), as well as for Enersis (subsidiary of Enel/Endesa in Latin America) in the takeover of Coelce.

Lastly, Asset & Capital Structuring continued to increase its portfolio of clients in core markets. This diversification contributed to maintain strong growth in revenues. In the quarter, mostly backed by Spain and the UK.

Global Markets

Global Markets3 declined its customer revenues by 9.5% year-on-year (-5.7% excluding the exchange rate effect), due to the lower contributin from equities in Latin America and from books in Europe, which was not offset by other activities.

Positive evolution of revenues from the sales business, fuelled by high double-digit growth in Spain, Brazil and Chile, which offset the declines in the rest of countries. Of note by type of client was the growth of sales from the corporate and commercial banking segments in all units, compared to a more unequal contribution from the rest of segments (institutional, Global Customer Relationship Model).

Lower contribution from the management of books. The sharp drop in equities and secondary markets in Continental Europe was not offset by the increase in emerging markets by flows and volatility, and in global books by origination.

In equities, including derivatives, year-on-year decline in customer revenues due to the fall in volumes. Better evolution of cash equity in Europe, which did not offset the decline by almost half in Latin America.

Increase of revenues from listed derivatives. Stable in Europe, due to fee income which offset lower volumes, and growth in Latin America from market volatility. Of note was our position in Spain where Santander is the leader in the financial futures market (MEFF) and in Mexico with a share of more than 20% in settlements.

(1)	Global Transaction Banking: includes the business of cash management, trade finance, basic financing and custody.
(2)	Financing Solutions & Advisory: includes the units of origination and distribution of corporate loans and structured financings, bond and securitisation origination teams, corporate finance units (mergers and acquisitions, primary markets of equities, investment solutions for corporate clients via derivatives), and asset & capital structuring.
(3)	Global Markets: includes the sale and distribution of fixed income and equity derivatives, interest rates and inflation; the trading and hedging of exchange rates, and short-term money markets for the Group’s wholesale and retail clients; management of books associated with distribution; and brokerage of equities, and derivatives for investment and hedging solutions.

■ GROSS INCOME PERFORMANCE

EUR million

■ GROSS INCOME BREAKDOWN

EUR million

(*)	Excluding exchange rate impact: total revenues: +2%; customers -2%

JANUARY - MARCH

INFORMATION BY SECONDARY SEGMENTS    FINANCIAL REPORT 2014     59

■	PRIVATE BANKING, ASSET MANAGEMENT AND INSURANCE

Ú	Attributable profit of EUR 137 million (-18.4% year-on-year and +24.1% over fourth quarter of 2013).

•	Impact of the sale of 50% of the fund management entities in the fourth quarter and of exchange rates.

•	Excluding both effects, profit was 4.8% lower year-on-year and 38.8% above the fourth quarter.

Ú	Gross income (including that paid to the networks) accounted for 10% of the operating areas’ total (+2.0% y-o-y on a like-for-like basis).

Ú	Private Banking: recovery of revenues and profits over the fourth quarter (+10.2%).

Ú	Asset Management: stable revenues after absorbing the impact of the sale of the fund management entities (-0.2% y-o-y; +12.8% on a like-for-like basis).

Ú	Insurance: solid contribution to the Group in gross income and higher attributable profit (+12.6% y-o-y at constant exchange rates).

In the first quarter of 2014, attributable profit for the whole area was EUR 137 million (7% of the operating areas’ total).

Strategy

In 2014 Private Banking continued to provide integral solutions for high income clients’ financial needs through its units in Spain, Portugal, Italy, Brazil, Mexico and Chile, among other. Its management focused on implementing a homogeneous model at the Group level based on three pillars:

•	Segmentation, as a tool to define a tailored and efficient value offer that also tends to the needs of the next generations.

•	Linkage to satisfy all customer needs.

•	Commitment to multi channel banking in an increasingly digitalized environment.

Asset Management, after the global alliance with Warburg Pincus and General Atlantic to foster business in funds, continued to strengthen its marketing model via:

•	Reviewing and adjusting the offer, with a greater focus on clients and their investment needs.

•	A model that covers clients’ savings needs for retirement, with special focus in some markets.

•	A segmented offer of investment products for clients in specific markets such as Portugal and Poland.

The Insurance area, backed by alliances in core European and Latin American countries with specialists, continued to develop a sustainable business model that ensures protection of its clients. There are two basic pillars:

•	Amore complete open market insurance range, better segmented and multi channel, with a particular focus on Select clients and on SMEs.

•	The programme for excellence and customer satisfaction in insurance (Progress) was put into effect to strengthen long-term relations with clients and make possible optimum management of portfolios.

Results and activity

Gross income and attributable profit were 7.8% and 24.1% higher, respectively, than in the fourth quarter, absorbing the impact of the sale of 50% of the fund management companies and exchange rates. Correcting these effects, the growth rates were 13.2% and 38.8%, respectively.

Compared to the first quarter of 2013, gross income was 5.9% lower due to the perimeter effect and exchange rates, and provisions were higher. As a result, attributable profit was 18.4% lower. Eliminating these effects, gross income was 2.9% higher and profit 4.8% lower.

The areas’s total revenues including those recorded by the distribution networks amounted to EUR 1,080 million (-6.9% y-o-y; +2.0% on a like-for-like basis and constant exchange rates). These revenues accounted for 10% of the operating areas’ total.

■ PRIVATE BANKING, ASSET MANAGEMENT AND INSURANCE (EUR million)

INCOME STATEMENT	1Q’14	o/ 4Q’13		o/ 1Q’13
		(%)	(%) w/o FX	(%)	(%) w/o FX
Net interest income	118	(5.7)	(4.8)	(5.9)	(1.9)
Net fees	140	(0.0)	1.0	2.5	7.9
Gains (losses) on financial transactions	8	23.7	21.8	(18.2)	(13.2)
Other operating income*	84	58.1	68.0	(16.1)	(8.5)
Gross income	350	7.8	9.7	(5.9)	(0.3)
Operating expenses	(141)	(2.9)	(2.1)	(2.1)	2.0
Net operating income	209	16.4	19.4	(8.4)	(1.9)
Net loan-loss provisions	(26)	166.9	167.3	275.6	274.7
Other income	(2)	(82.2)	(82.2)	449.5	751.3
Profit before taxes	180	15.7	19.1	(18.2)	(12.3)
Tax on profit	(38)	(7.7)	(6.3)	(20.0)	(16.7)
Profit from continuing operations	142	24.1	28.4	(17.7)	(11.0)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	142	24.1	28.4	(17.7)	(11.0)
Minority interests	5	23.6	30.4	4.8	24.3
Attributable profit to the Group	137	24.1	28.3	(18.4)	(12.0)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses

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60     FINANCIAL REPORT 2014    INFORMATION BY SECONDARY SEGMENTS

■ TOTAL GROUP REVENUES*

EUR million

(*)	Year-on-year change at constant perimeter and exchange rates:

Total +2.0%; Insurance -1.4%; Asset Management +12.8%; Private Banking: +1.1%.

Private Banking generated an attributable profit of EUR 59 million in the first quarter, 10.2% more than the fourth quarter. Gross income was up 4.8%, particularly in the global unit, and costs were flat.

Compared to the first quarter, attributable profit was 23.5% lower (-21.4% in constant euros). Higher provisions offset net operating income which increased 1.3% in constant euros due to gross income. The efficiency ratio improved to 46.0%, a reference for the sector, thanks to management of costs.

Asset Management posted an attributable profit of EUR 18 million, 38.6% less year-on-year, following the sale of 50% of the fund management entities in the fourth quarter of 2013. Correcting for this effect and at constant exchange rates, profit was 6.9% higher.

Including the fees recorded by the networks, total gross income for the Group was EUR 233 million, almost the same as in the first quarter of 2013 (-0.2%), after absorbing the impact of the sale. On a like-for-like basis and constant exchange rates, gross income increased 12.8% year-on-year.

The total volume of managed and marketed funds was EUR 144,296 million, 5% more than the end of 2013 at constant exchange rates. Of this, EUR 122,456 million were mutual and pension funds and the rest clients’ portfolios other than funds.

Assets were evenly distributed between Europe (47%) and the Americas (53%), including the US. By countries, Spain, Brazil and Mexico accounted for 75% of the total assets and 82% of total mutual and pension funds.

•	In Spain, and in an expanding market, Santander was the leader in net capturing of mutual funds for the ninth straight quarter. Its market share rose by 205 b.p. in 12 months to 17.0%, according to Inverco. Total assets stood at EUR 52,120 million, 8% more than at the end of 2013.

•	In Latin America, Brazil increased its assets to EUR 45,749 million (+3% in local currency in the first quarter), driven by the high income and corporate segments.

•	Mexico increased its assets in pesos by 6% over December to EUR 11,016 million, thanks to the Select and Elite funds.

Insurance posted an attributable profit of EUR 60 million, 2.3% less year-on-year due to the impact of exchange rates. Excluding this, profit was 12.6% higher.

Total gross income generated by this business including fee income recorded in the commercial networks was EUR 631 million, 10.5% less year-on-year due to the depreciation of Latin American currencies (-1.4% at constant exchange rates).

The total result for the Group (profit before taxes plus fee income paid to the networks) was EUR 599 million (-10.8% y-o-y; -1.4% in constant euros) and distributed evenly between Europe (51%) and the Americas (49%), including the US. The year-on-year performance was as follows:

•	Europe repeated its contribution (+0.4%), backed by double digit growth in consumer business (SCF) and Poland which offset the declines in Spain, Portugal and UK.

•	Latin America’s was down 20.0%, impacted by exchange rates. Excluding this, the decline was 2.5% due to slowdown in lending in Brazil, as the rest of countries increased their contributions in local currency.

•	The United States almost doubled its contribution in dollars, spurred by fee income from Santander Bank’s distribution of third party insurance, which is still very low.

■ PRIVATE BANKING, ASSET MANAGEMENT AND INSURANCE. INCOME STATEMENT (EUR million)

	Net operating income					Attributable profit to the Group
	1Q’14	o/ 4Q’13		o/ 1Q’13		1Q’14	o/ 4Q’13		o/ 1Q’13
		(%)	(%) w/o FX	(%)	(%) w/o FX		(%)	(%) w/o FX	(%)	(%) w/o FX
Private Banking	116	10.7	11.5	(1.6)	1.3	59	10.2	10.4	(23.5)	(21.4)
Asset Management	19	—	—	(34.0)	(29.2)	18	—	—	(38.6)	(34.2)
Insurance	74	(9.1)	(5.8)	(9.1)	3.2	60	(1.7)	3.4	(2.3)	12.6

Total	209	16.4	19.4	(8.4)	(1.9)	137	24.1	28.3	(18.4)	(12.0)

JANUARY - MARCH

CORPORATE GOVERNANCE AND SIGNIFICANT EVENTS IN THE QUARTER    FINANCIAL REPORT 2014     61

Corporate Governance

Institutional information

In order to foster informed participation of shareholders at the Bank’s AGM, when the meeting was called all the proposed agreements, reports of directors and other information were published on February 21, 2014, as well as the 2013 annual report and the reports of the auditing and compliance committee and the appointments and remuneration committee. These reports set out the board’s main activities and of its committees in 2013, including detailed information on the rules and procedures upon which the Bank’s corporate governance model is based.

Annual General Meeting

The AGM on March 28 was attended by a total of 402,814 shareholders (present or represented) with 6,800,244,239 shares (58.820% of the Bank’s share capital).

The agreements submitted to a vote received an average 92.372% of favourable votes. The Bank’s corporate management during 2013 was approved by 95.384% of votes.

The annual report on directors’ remuneration, submitted to a consultative vote, obtained 91.422% of votes in favour. This report describes, among other things, the calculation methodology used to set the variable remuneration in 2013 of executive directors and the policy for directors in 2014 that includes, as the main novelty, a long-term incentive in shares based on the Bank’s evolution during a period of several years. Its purpose is to increase the alignment of the variable remuneration with the creation of long-term shareholder value.

Investors and analysts said the introduction of this incentive was an improvement on the remuneration policy for executive directors.

Among the agreements adopted at the AGM were the ratification of the following directors: Javier Marín Romano, Sheila Bair and Juan Miguel Villar Mir, the first person as an executive director and the other two as independent directors. The following were re-elected directors: Ana Patricia Botín-Sanz de Sautuola y O’Shea; Esther Giménez-Salinas i Colomer, Vittorio Corbo Lioi and Rodrigo Echenique Gordillo, the first person as an executive director, the second as an independent director and the last two as external directors. In the case of Mr. Echenique Gordillo, he was previously classified as an independent director but as he has been more than 12 years in the post he could not be re-elected with the same condition.

As a result of these agreements, for a period of three years, the board currently has 16 members, five of whom are executive directors and 11 non-executive. Of the 11, eight are independent, one proprietary and two, in the board’s view, are neither proprietary nor independent.

The website (www.santander.com) has full information on the agreements adopted by the meeting.

Significant events in the quarter and subsequent ones

Sale of Altamira Asset Management

On January 3, Grupo Santander announced the sale to Altamira Asset Management Holdings, S.L., a company participated by Apollo European Principal Finance Fund II, an affiliate of Apollo Global Management LLC (Apollo), of 85% of the share capital of Altamira Asset Management, S.L., a company engaged in the recovery of contentious stage loans in Spain and the sale or rental of foreclosed real estate assets originating from such activity.

The sale amounted to EUR 664 million euros. The transaction generated a capital gain of EUR 385 million after tax, which will be used to establish a fund, pending allocation, and thus, have no impact on attributable profit.

Public offering and listing of SCUSA

In January 2014, the initial public offering of shares of Santander Consumer USA Holdings Inc (SCUSA) and its listing on the New York Stock Exchange took place. A 21.6% of the company was placed, of which a 4% corresponds to the shares sold by Grupo Santander. After this sale, Grupo Santander maintains a 60.7% stake.

The sale price was $24 dollars per share, valuing SCUSA at $8,328 million. The transaction generated for Grupo Santander a net capital gain of Euro 730 million, which will be used to establish a fund, and thus, have no impact on attributable profit.

Issuance of AT1 capital instruments

Banco Santander made the first issue in March of contingent perpetual preferred securities convertible into newly issued ordinary shares of the Bank, calculated as additional Tier 1 (AT1) capital within the new European rules on equity.

The final amount of the issue (EUR 1.5 billion), after accumulating demand of around EUR 15 billion, was targeted at only qualified investors. It was issued at par and its remuneration, whose payment is subject to certain conditions and to the discretion of the Bank, was set at 6.25% on an annual basis for the first five years. After that, it will be reviewed by applying a margin of 541 basis points on the five-year Mid-Swap Rate.

JANUARY - MARCH

62     FINANCIAL REPORT 2014    CORPORATE SOCIAL RESPONSIBILITY

Corporate Social Responsibility

Grupo Santander continued to develop new initiatives under its commitment to Corporate Social Responsibility. The highlights of the first quarter were:

Sustainability Report

Santander published its 2013 Sustainability Report (available at www.santander.com), which sets out the Group’s strategy and the main measures taken during the year in the countries where the Bank operates.

This report has been verified since 2003 by Deloitte, an independent company that also audited the Group’s annual financial statements during these years.

The internationally recognized standards of the Global Reporting Initiative (GRI) are used and the principles of inclusivity, relevance and capacity of response proposed by the AA1000 AccountAbility Principles Standard.

Social investment:

•	Santander Universities

Banco Santander supports higher education, research and entrepreneurship through more than 1,100 cooperation agreements with universities throughout the world.

Mr. Emilio Botín, the chairman of Banco Santander, presented the fifth edition of the Becas Fórmula Santander for graduate and postgraduate students in Brazil, Spain and the UK. Some 300 international travel scholarships were awarded (100 in each country), enabling students to study in a foreign university.

In Spain, Banco Santander and the Alfonso X el Sabio University renewed their cooperation to promote research, training and university study abroad. The students of this university can participate in the various scholarship programmes, such as the Becas Iberoamérica Santander Universidades, for graduate students, and the Becas Santander for work experience in SMEs.

In the UK, a new agreement was signed with Leeds University that includes, among other things, scholarships for study, travel, entrepreneurship and research.

•	Investment in the community

Banco Santander develops local programmes to support the communities in which it operates in order to contribute to their economic and social development. Many of these programmes often enjoy the support and participation of the Group’s employees.

The sixth calling of social projects was closed in March. This enables the Bank’s employees in Spain to propose projects developed by NGOs in the spheres of children’s education, social exclusion, health, people with disabilities and international cooperation. The eight winning projects, chosen by employee voting, are financed by the contributions of employees through the Euros de tu nómina programme, matched by the Bank. The total amount of contributions was EUR 280,000.

In the UK, the Bank helped those affected by the floods in the southeast of England. The Bank assigned an additional £100,000 to the Community Plus programme for the recovery of devastated areas developed by the Santander UK Foundation.

The environment and climate change

Since 2009, Banco Santander has measured, calculated and controlled its environmental footprint. The footprint includes data on the consumption of electricity, fuel, water, paper and other wastes, as well as a breakdown of the main emissions.

The Group consumed 4% less electricity in 2013 than in 2012 and greenhouse gas emissions were 11.2% lower.

The Bank, as part of its commitment to protect the environment and combat climate change, joined for the fifth consecutive time the WWF Plant Hour initiative and turned off the lights in several of its main buildings and offices in the countries where the Group operates.

Prizes and recognitions

The magazine Euromoney awarded its 2014 best private bank prize to Banco Santander’s units in Spain, Portugal and Chile. This recognition reflected the leadership and soundness of Santander’s private banking project whose quality, size and solvency benefits clients.

Santander Brazil was selected after a socially devoted study conducted by Social Bakers, which monitors and analyses social networks, as the fifth most committed brand to clients in Brazil’s networks. The study, the fourth one, assessed the challenge for organisations of managing transparently their dialogue with clients via social networks.

JANUARY - MARCH

Investor Relations
Ciudad Grupo Santander
Edificio Pereda, 1st floor
Avda de Cantabria, o/n
28660 Boadilla del Monte
Madrid (Spain)
Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20
Fax: 34 (91) 257 02 45
e-mail: investor@gruposantander.com
Legal Head Office:
Paseo Pereda, 9-12, Santander (Spain)
Tel: 34 (942) 20 61 00
Operational Head Office:
Ciudad Grupo Santander
Avda, de Cantabria, o/n 28660 Boadilla del Monte, Madrid (Spain)
Santander
a bank for your ideas
www.santander.com

Key consolidated data

			Variation
	1Q ‘14	1Q ‘13	Amount	%	2013
Balance sheet (EUR million)
Total assets	1,168,718	1,295,794	(127,077)	(9.8)	1,134,003
Net customer loans	694,595	736,954	(42,359)	(5.7)	684,690
Customer deposits	620,135	653,228	(33,093)	(5.1)	607,836
Managed and marketed customer funds	966,704	1,020,653	(53,949)	(5.3)	946,210
Shareholders’ equity	85,631	82,158	3,474	4.2	84,269
Total managed and marketed funds	1,313,014	1,434,356	(121,342)	(8.5)	1,269,917

Income statement * (EUR million)
Net interest income	6,992	7,206	(213)	(3.0)	28,419
Gross income	10,124	10,722	(599)	(5.6)	41,931
Pre-provision profit (net operating income)	5,277	5,655	(378)	(6.7)	21,773
Profit before taxes	2,149	2,141	8	0.4	7,637
Attributable profit to the Group	1,303	1,205	98	8.1	4,370
(*).- Variations w/o exchange rate

Net interest income: +8.0%; Gross income: +4.2%; Pre-provision profit: +5.0%; Attributable profit: +26.0%

EPS, profitability and efficiency (%)
EPS (euro)	0.113	0.116	(0.002)	(1.9)	0.403
ROE	6.24	5.99			5.42
ROTE	9.00	8.79			7.87
ROA	0.55	0.49			0.45
RoRWA**	1.19
Efficiency ratio (with amortisations)	47.88	47.26			48.07

Solvency and NPL ratios (%)
CET1**	10.60
NPL ratio	5.52	4.75			5.61
Coverage ratio	66.3	74.1			64.9

Market capitalisation and shares
Shares (millions at period-end)	11,561	10,539	1,022	9.7	11,333
Share price (euros)	6.921	5.242	1.679	32.0	6.506
Market capitalisation (EUR million)	80,014	55,244	24,770	44.8	73,735
Book value (euro)	7.41	7.80			7.44
Price / Book value (X)	0.93	0.67			0.87
P/E ratio (X)	15.26	11.33			16.13

Other data
Number of shareholders	3,299,097	3,261,193	37,904	1.2	3,299,026
Number of employees	185,165	192,754	(7,589)	(3.9)	186,540
Number of branches	13,735	14,689	(954)	(6.5)	13,927

(**).- Data according to the new regulation which entered into force on 1/1/2014. Not comparable with previous data.

Note: The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on April, 28 2014, following a favourable report from the Audit and Compliance Committee on April, 23 2014. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

Income statement

EUR million

			Variation
	1Q 14	1Q 13	Amount	%

Net interest income	6,992	7,206	(213)	(3.0)
Net fees	2,331	2,484	(153)	(6.2)
Gains (losses) on financial transactions	767	967	(201)	(20.7)
Other operating income	34	66	(32)	(48.2)
Dividends	31	59	(27)	(46.5)
Income from equity-accounted method	65	66	(1)	(1.0)
Other operating income/expenses	(63)	(59)	(4)	6.2
Gross income	10,124	10,722	(599)	(5.6)
Operating expenses	(4,847)	(5,068)	221	(4.4)
General administrative expenses	(4,256)	(4,497)	240	(5.3)
Personnel	(2,455)	(2,631)	176	(6.7)
Other general administrative expenses	(1,801)	(1,865)	64	(3.4)
Depreciation and amortisation	(590)	(571)	(20)	3.4
Net operating income	5,277	5,655	(378)	(6.7)
Net loan-loss provisions	(2,695)	(3,142)	447	(14.2)
Impairment losses on other assets	(87)	(110)	23	(21.3)
Other income	(347)	(262)	(85)	32.3
Ordinary profit before taxes	2,149	2,141	8	0.4
Tax on profit	(569)	(577)	8	(1.4)
Ordinary profit from continuing operations	1,579	1,564	16	1.0
Net profit from discontinued operations	(0)	—	(0)	—
Ordinary consolidated profit	1,579	1,564	16	1.0
Minority interests	277	359	(82)	(23.0)
Ordinary attributable profit to the Group	1,303	1,205	98	8.1
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	1,303	1,205	98	8.1

EPS (euros)	0.113	0.116	(0.002)	(1.9)
Diluted EPS (euros)	0.113	0.115	(0.002)	(1.7)

Pro memoria:
Average total assets	1,155,326	1,269,538	(114,211)	(9.0)
Average shareholders’ equity	83,460	80,515	2,945	3.7

Quarterly income statement

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14

Net interest income	7,206	7,339	6,944	6,930	6,992
Net fees	2,484	2,494	2,300	2,345	2,331
Gains (losses) on financial transactions	967	880	995	653	767
Other operating income	66	134	94	100	34
Dividends	59	145	72	102	31
Income from equity-accounted method	66	58	80	79	65
Other operating income/expenses	(59)	(69)	(58)	(81)	(63)
Gross income	10,722	10,847	10,333	10,029	10,124
Operating expenses	(5,068)	(5,088)	(4,943)	(5,060)	(4,847)
General administrative expenses	(4,497)	(4,485)	(4,381)	(4,395)	(4,256)
Personnel	(2,631)	(2,606)	(2,478)	(2,559)	(2,455)
Other general administrative expenses	(1,865)	(1,879)	(1,902)	(1,836)	(1,801)
Depreciation and amortisation	(571)	(602)	(562)	(665)	(590)
Net operating income	5,655	5,760	5,390	4,968	5,277
Net loan-loss provisions	(3,142)	(3,399)	(3,025)	(2,774)	(2,695)
Impairment losses on other assets	(110)	(126)	(141)	(146)	(87)
Other income	(262)	(422)	(368)	(220)	(347)
Ordinary profit before taxes	2,141	1,812	1,856	1,828	2,149
Tax on profit	(577)	(453)	(518)	(526)	(569)
Ordinary profit from continuing operations	1,564	1,359	1,338	1,302	1,579
Net profit from discontinued operations	—	(14)	(0)	(1)	(0)
Ordinary consolidated profit	1,564	1,345	1,337	1,301	1,579
Minority interests	359	294	282	242	277
Ordinary attributable profit to the Group	1,205	1,050	1,055	1,060	1,303
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	1,205	1,050	1,055	1,060	1,303

EPS (euros)	0.116	0.098	0.096	0.094	0.113
Diluted EPS (euros)	0.115	0.098	0.095	0.094	0.113

Income statement

Constant EUR million

			Variation
	1Q 14	1Q 13	Amount	%

Net interest income	6,992	6,474	518	8.0
Net fees	2,331	2,265	66	2.9
Gains (losses) on financial transactions	767	909	(142)	(15.6)
Other operating income	34	65	(31)	(47.3)
Dividends	31	58	(27)	(45.9)
Income from equity-accounted method	65	56	10	17.9
Other operating income/expenses	(63)	(49)	(14)	27.8
Gross income	10,124	9,712	412	4.2
Operating expenses	(4,847)	(4,685)	(162)	3.5
General administrative expenses	(4,256)	(4,154)	(102)	2.5
Personnel	(2,455)	(2,440)	(15)	0.6
Other general administrative expenses	(1,801)	(1,715)	(86)	5.0
Depreciation and amortisation	(590)	(531)	(60)	11.3
Net operating income	5,277	5,027	250	5.0
Net loan-loss provisions	(2,695)	(2,813)	118	(4.2)
Impairment losses on other assets	(87)	(108)	22	(20.0)
Other income	(347)	(249)	(98)	39.4
Ordinary profit before taxes	2,149	1,857	292	15.7
Tax on profit	(569)	(508)	(61)	12.0
Ordinary profit from continuing operations	1,579	1,348	231	17.1
Net profit from discontinued operations	(0)	—	(0)	—
Ordinary consolidated profit	1,579	1,348	231	17.1
Minority interests	277	314	(38)	(12.0)
Ordinary attributable profit to the Group	1,303	1,034	269	26.0
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	1,303	1,034	269	26.0

Quarterly income statement

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14

Net interest income	6,474	6,656	6,673	6,754	6,992
Net fees	2,265	2,284	2,215	2,279	2,331
Gains (losses) on financial transactions	909	851	959	645	767
Other operating income	65	132	91	100	34
Dividends	58	141	71	101	31
Income from equity-accounted method	56	48	74	74	65
Other operating income/expenses	(49)	(57)	(54)	(75)	(63)
Gross income	9,712	9,923	9,938	9,779	10,124
Operating expenses	(4,685)	(4,720)	(4,775)	(4,936)	(4,847)
General administrative expenses	(4,154)	(4,156)	(4,229)	(4,283)	(4,256)
Personnel	(2,440)	(2,424)	(2,397)	(2,502)	(2,455)
Other general administrative expenses	(1,715)	(1,732)	(1,832)	(1,781)	(1,801)
Depreciation and amortisation	(531)	(564)	(546)	(653)	(590)
Net operating income	5,027	5,203	5,163	4,842	5,277
Net loan-loss provisions	(2,813)	(3,100)	(2,920)	(2,717)	(2,695)
Impairment losses on other assets	(108)	(124)	(142)	(140)	(87)
Other income	(249)	(400)	(352)	(210)	(347)
Ordinary profit before taxes	1,857	1,579	1,749	1,776	2,149
Tax on profit	(508)	(396)	(486)	(510)	(569)
Ordinary profit from continuing operations	1,348	1,182	1,263	1,266	1,579
Net profit from discontinued operations	—	(14)	(0)	(0)	(0)
Ordinary consolidated profit	1,348	1,168	1,263	1,266	1,579
Minority interests	314	261	267	235	277
Ordinary attributable profit to the Group	1,034	907	996	1,031	1,303
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	1,034	907	996	1,031	1,303

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	1Q 14	1Q 13	31.03.14	31.12.13	31.03.13

US$	1.370	1.320	1.379	1.379	1.281
Pound sterling	0.828	0.851	0.828	0.834	0.846
Brazilian real	3.239	2.635	3.128	3.258	2.570
Mexican peso	18.128	16.695	18.015	18.073	15.815
Chilean peso	755.324	623.657	762.752	724.579	604.716
Argentine peso	10.351	6.616	11.035	8.990	6.558
Polish zloty	4.184	4.156	4.172	4.154	4.180

Net fees

EUR million

			Variation
	1Q 14	1Q 13	Amount	%

Fees from services	1,392	1,498	(106)	(7.1)
Mutual & pension funds	213	206	7	3.5
Securities and custody	186	171	15	8.9
Insurance	540	609	(69)	(11.3)
Net fee income	2,331	2,484	(153)	(6.2)

Operating expenses

EUR million

			Variation
	1Q 14	1Q 13	Amount	%

Personnel expenses	2,455	2,631	(176)	(6.7)
General expenses	1,801	1,865	(64)	(3.4)
Information technology	243	244	(1)	(0.5)
Communications	123	168	(45)	(26.7)
Advertising	125	138	(13)	(9.1)
Buildings and premises	448	459	(11)	(2.3)
Printed and office material	36	43	(6)	(14.6)
Taxes (other than profit tax)	109	99	10	10.6
Other expenses	717	716	1	0.2
Personnel and general expenses	4,256	4,497	(240)	(5.3)
Depreciation and amortisation	590	571	20	3.4
Total operating expenses	4,847	5,068	(221)	(4.4)

Net loan-loss provisions

EUR million

			Variation
	1Q 14	1Q 13	Amount	%

Non performing loans	3,284	3,742	(458)	(12.2)
Country-risk	(0)	2	(2)	—
Recovery of written-off assets	(589)	(603)	14	(2.3)
Total	2,695	3,142	(447)	(14.2)

Balance sheet

EUR million

			Variation
	31.03.14	31.03.13	Amount	%	31.12.13
Assets
Cash on hand and deposits at central banks	82,402	79,202	3,200	4.0	77,103
Trading portfolio	128,631	184,803	(56,172)	(30.4)	115,309
Debt securities	48,765	49,703	(937)	(1.9)	40,841
Customer loans	5,902	13,089	(7,187)	(54.9)	5,079
Equities	8,200	5,294	2,906	54.9	4,967
Trading derivatives	60,252	105,391	(45,139)	(42.8)	58,920
Deposits from credit institutions	5,511	11,326	(5,814)	(51.3)	5,503
Other financial assets at fair value	38,992	44,972	(5,980)	(13.3)	31,441
Customer loans	11,054	13,821	(2,768)	(20.0)	13,255
Other (deposits at credit institutions, debt securities and	27,939	31,151	(3,212)	(10.3)	18,185
Available-for-sale financial assets	90,889	107,184	(16,296)	(15.2)	83,799
Debt securities	86,849	102,570	(15,721)	(15.3)	79,844
Equities	4,039	4,614	(574)	(12.4)	3,955
Loans	731,597	780,819	(49,223)	(6.3)	731,420
Deposits at credit institutions	46,357	63,258	(16,901)	(26.7)	57,178
Customer loans	677,639	710,044	(32,405)	(4.6)	666,356
Debt securities	7,600	7,517	83	1.1	7,886
Investments	3,502	2,524	978	38.8	3,377
Intangible assets and property and equipment	19,035	17,280	1,755	10.2	18,137
Goodwill	26,056	26,127	(71)	(0.3)	24,263
Other	47,613	52,883	(5,270)	(10.0)	49,154
Total assets	1,168,718	1,295,794	(127,077)	(9.8)	1,134,003

Liabilities and shareholders’ equity
Trading portfolio	105,947	154,092	(48,145)	(31.2)	94,695
Customer deposits	13,197	13,200	(3)	(0.0)	8,500
Marketable debt securities	1	1	(0)	(20.9)	1
Trading derivatives	59,664	105,627	(45,962)	(43.5)	58,910
Other	33,084	35,264	(2,180)	(6.2)	27,285
Other financial liabilities at fair value	51,500	59,422	(7,921)	(13.3)	42,311
Customer deposits	33,683	31,473	2,209	7.0	26,484
Marketable debt securities	5,088	5,650	(562)	(10.0)	4,086
Due to central banks and credit institutions	12,730	22,298	(9,568)	(42.9)	11,741
Financial liabilities at amortized cost	889,288	956,059	(66,771)	(7.0)	880,115
Due to central banks and credit institutions	98,113	106,002	(7,888)	(7.4)	92,390
Customer deposits	573,255	608,555	(35,299)	(5.8)	572,853
Marketable debt securities	179,446	205,384	(25,938)	(12.6)	182,234
Subordinated debt	17,738	17,828	(90)	(0.5)	16,139
Other financial liabilities	20,735	18,290	2,445	13.4	16,499
Insurance liabilities	1,548	1,263	286	22.6	1,430
Provisions	14,900	16,039	(1,139)	(7.1)	14,485
Other liability accounts	23,014	23,727	(713)	(3.0)	20,409
Total liabilities	1,086,197	1,210,601	(124,403)	(10.3)	1,053,444
Shareholders’ equity	85,631	82,158	3,474	4.2	84,740
Capital stock	5,781	5,269	511	9.7	5,667
Reserves	78,548	75,683	2,865	3.8	75,109
Attributable profit to the Group	1,303	1,205	98	8.1	4,370
Less: dividends	—	—	—	—	(406)
Equity adjustments by valuation	(13,253)	(9,013)	(4,241)	47.1	(14,152)
Minority interests	10,142	12,048	(1,906)	(15.8)	9,972
Total equity	82,520	85,193	(2,673)	(3.1)	80,559
Total liabilities and equity	1,168,718	1,295,794	(127,077)	(9.8)	1,134,003

Balance sheet

EUR million

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14
Assets
Cash on hand and deposits at central banks	79,202	81,673	88,099	77,103	82,402
Trading portfolio	184,803	169,729	153,312	115,309	128,631
Debt securities	49,703	51,275	43,179	40,841	48,765
Customer loans	13,089	13,776	9,998	5,079	5,902
Equities	5,294	5,090	6,080	4,967	8,200
Trading derivatives	105,391	91,437	79,689	58,920	60,252
Deposits from credit institutions	11,326	8,151	14,367	5,503	5,511
Other financial assets at fair value	44,972	40,118	38,660	31,441	38,992
Customer loans	13,821	14,389	11,878	13,255	11,054
Other (deposits at credit institutions, debt securities and	31,151	25,728	26,782	18,185	27,939
Available-for-sale financial assets	107,184	105,661	93,346	83,799	90,889
Debt securities	102,570	100,855	88,929	79,844	86,849
Equities	4,614	4,805	4,417	3,955	4,039
Loans	780,819	746,773	743,030	731,420	731,597
Deposits at credit institutions	63,258	52,132	54,167	57,178	46,357
Customer loans	710,044	686,858	680,952	666,356	677,639
Debt securities	7,517	7,784	7,911	7,886	7,600
Investments	2,524	2,917	2,879	3,377	3,502
Intangible assets and property and equipment	17,280	17,445	17,784	18,137	19,035
Goodwill	26,127	24,913	24,732	24,263	26,056
Other	52,883	50,186	48,356	49,154	47,613
Total assets	1,295,794	1,239,415	1,210,198	1,134,003	1,168,718

Liabilities and shareholders’ equity
Trading portfolio	154,092	139,906	128,994	94,695	105,947
Customer deposits	13,200	17,569	15,085	8,500	13,197
Marketable debt securities	1	1	1	1	1
Trading derivatives	105,627	89,937	79,827	58,910	59,664
Other	35,264	32,399	34,081	27,285	33,084
Other financial liabilities at fair value	59,422	54,779	48,996	42,311	51,500
Customer deposits	31,473	32,427	28,633	26,484	33,683
Marketable debt securities	5,650	6,154	6,475	4,086	5,088
Deposits at credit institutions	22,298	16,198	13,889	11,741	12,730
Financial liabilities at amortized cost	956,059	925,497	913,433	880,115	889,288
Due to central banks and credit institutions	106,002	103,360	104,755	92,390	98,113
Customer deposits	608,555	594,938	589,716	572,853	573,255
Marketable debt securities	205,384	192,441	186,070	182,234	179,446
Subordinated debt	17,828	16,118	15,300	16,139	17,738
Other financial liabilities	18,290	18,640	17,592	16,499	20,735
Insurance liabilities	1,263	1,091	1,324	1,430	1,548
Provisions	16,039	15,148	14,671	14,485	14,900
Other liability accounts	23,727	21,005	20,496	20,409	23,014
Total liabilities	1,210,601	1,157,425	1,127,914	1,053,444	1,086,197
Shareholders’ equity	82,158	83,202	83,954	84,740	85,631
Capital stock	5,269	5,405	5,546	5,667	5,781
Reserves	75,683	75,542	75,320	75,109	78,548
Attributable profit to the Group	1,205	2,255	3,311	4,370	1,303
Less: dividends	—	—	(223)	(406)	—
Equity adjustments by valuation	(9,013)	(11,903)	(12,133)	(14,152)	(13,253)
Minority interests	12,048	10,691	10,463	9,972	10,142
Total equity	85,193	81,990	82,284	80,559	82,520
Total liabilities and equity	1,295,794	1,239,415	1,210,198	1,134,003	1,168,718

Customer loans

EUR million

			Variation
	31.03.14	31.03.13	Amount	%	31.12.13

Spanish Public sector	15,409	17,561	(2,151)	(12.3)	13,374
Other residents	162,693	178,460	(15,767)	(8.8)	160,478
Commercial bills	6,797	8,007	(1,210)	(15.1)	7,301
Secured loans	97,648	101,863	(4,215)	(4.1)	96,420
Other loans	58,248	68,590	(10,342)	(15.1)	56,757
Non-resident sector	543,753	568,772	(25,020)	(4.4)	537,587
Secured loans	323,789	340,486	(16,697)	(4.9)	320,629
Other loans	219,964	228,287	(8,323)	(3.6)	216,958
Gross customer loans	721,856	764,793	(42,938)	(5.6)	711,439
Loan-loss allowances	27,261	27,839	(578)	(2.1)	26,749
Net customer loans	694,595	736,954	(42,359)	(5.7)	684,690
Pro memoria: Doubtful loans	41,101	37,780	3,321	8.8	41,088
Public sector	88	103	(15)	(14.6)	99
Other residents	21,741	16,613	5,129	30.9	21,763
Non-resident sector	19,272	21,064	(1,792)	(8.5)	19,226

Customer loans

EUR million

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14

Spanish Public sector	17,561	17,634	17,331	13,374	15,409
Other residents	178,460	171,494	165,571	160,478	162,693
Commercial bills	8,007	7,654	6,612	7,301	6,797
Secured loans	101,863	97,997	97,619	96,420	97,648
Other loans	68,590	65,843	61,340	56,757	58,248
Non-resident sector	568,772	553,546	547,267	537,587	543,753
Secured loans	340,486	329,471	324,631	320,629	323,789
Other loans	228,287	224,075	222,636	216,958	219,964
Gross customer loans	764,793	742,675	730,169	711,439	721,856
Loan-loss allowances	27,839	27,652	27,341	26,749	27,261
Net customer loans	736,954	715,023	702,828	684,690	694,595
Pro memoria: Doubtful loans	37,780	39,681	40,876	41,088	41,101
Public sector	103	117	172	99	88
Other residents	16,613	19,201	20,566	21,763	21,741
Non-resident sector	21,064	20,363	20,137	19,226	19,272

Credit risk management *

EUR million

			Variation
	31.03.14	31.03.13	Amount	%	31.12.13

Non-performing loans	42,300	38,693	3,607	9.3	42,420
NPL ratio (%)	5.52	4.75	0.77 p.		5.61
Loan-loss allowances	28,037	28,652	(615)	(2.1)	27,526
Specific	22,562	22,950	(388)	(1.7)	22,433
Generic	5,475	5,702	(227)	(4.0)	5,093
Coverage ratio (%)	66.3	74.1	(7.8 p. )		64.9
Cost of credit (%) **	1.65	2.45	(0.80 p. )		1.69

(*).- Excluding country-risk

(**).- 12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

Credit risk management *

EUR million

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14

Non-performing loans	38,693	40,712	41,899	42,420	42,300
NPL ratio (%)	4.75	5.15	5.40	5.61	5.52
Loan-loss allowances	28,652	28,373	28,096	27,526	28,037
Specific	22,950	22,988	22,809	22,433	22,562
Generic	5,702	5,385	5,287	5,093	5,475
Coverage ratio (%)	74.1	69.7	67.1	64.9	66.3
Cost of credit (%) **	2.45	2.14	1.89	1.69	1.65

(*).- Excluding country-risk

(**).- 12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

Non-performing loans by quarter

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14

Balance at beginning of period	36,761	38,693	40,712	41,899	42,420
Net additions	4,167	6,294	4,722	4,517	2,536
Increase in scope of consolidation	743	—	—	—	148
Exchange differences	300	(1,283)	(447)	(781)	96
Write-offs	(3,278)	(2,991)	(3,088)	(3,215)	(2,900)
Balance at period-end	38,693	40,712	41,899	42,420	42,300

Managed and marketed customer funds

EUR million

			Variation
	31.03.14	31.03.13	Amount	%	31.12.13

Resident public sector	7,856	13,198	(5,342)	(40.5)	7,745
Other residents	158,292	164,090	(5,798)	(3.5)	161,649
Demand deposits	76,468	73,015	3,453	4.7	74,969
Time deposits	76,823	82,772	(5,949)	(7.2)	80,146
Other	5,000	8,302	(3,302)	(39.8)	6,535
Non-resident sector	453,988	475,940	(21,953)	(4.6)	438,442
Demand deposits	251,364	238,130	13,234	5.6	245,582
Time deposits	144,604	176,979	(32,376)	(18.3)	146,433
Other	58,020	60,831	(2,811)	(4.6)	46,427
Customer deposits	620,135	653,228	(33,093)	(5.1)	607,836
Debt securities*	184,534	211,035	(26,501)	(12.6)	186,321
Subordinated debt	17,738	17,828	(90)	(0.5)	16,139
On-balance-sheet customer funds	822,408	882,091	(59,684)	(6.8)	810,296
Mutual funds	111,392	107,393	3,999	3.7	103,967
Pension funds	11,064	10,181	883	8.7	10,879
Managed portfolios	21,839	20,988	852	4.1	21,068
Other managed and marketed customer funds	144,296	138,562	5,734	4.1	135,914
Managed and marketed customer funds	966,704	1,020,653	(53,949)	(5.3)	946,210

(*).- Including retail commercial paper (EUR million): 2,015 in March 2014, 10,153 in March 2013 and 3,553 in December 2013

Managed and marketed mutual funds

EUR million

			Variation
	31.03.14	31.03.13	Amount	%	31.12.13

Spain	36,164	27,361	8,803	32.2	33,104
Portugal	1,185	1,437	(251)	(17.5)	1,050
Poland	3,455	3,342	113	3.4	3,525
United Kingdom	9,490	12,638	(3,148)	(24.9)	9,645
Latin America	60,256	61,256	(1,000)	(1.6)	55,835
USA	843	1,360	(517)	(38.0)	807
Total	111,392	107,393	3,999	3.7	103,967

Managed and marketed pension funds

EUR million

			Variation
	31.03.14	31.03.13	Amount	%	31.12.13

Spain	10,202	9,401	801	8.5	10,030
Portugal	862	780	82	10.5	848
Total	11,064	10,181	883	8.7	10,879

Managed and marketed customer funds

EUR million

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14

Resident public sector	13,198	10,734	12,893	7,745	7,856
Other residents	164,090	167,266	164,101	161,649	158,292
Demand deposits	73,015	76,274	74,878	74,969	76,468
Time deposits	82,772	83,227	83,798	80,146	76,823
Other	8,302	7,764	5,425	6,535	5,000
Non-resident sector	475,940	466,934	456,440	438,442	453,988
Demand deposits	238,130	238,021	242,801	245,582	251,364
Time deposits	176,979	163,559	155,426	146,433	144,604
Other	60,831	65,354	58,213	46,427	58,020
Customer deposits	653,228	644,934	633,433	607,836	620,135
Debt securities*	211,035	198,595	192,545	186,321	184,534
Subordinated debt	17,828	16,118	15,300	16,139	17,738
On-balance-sheet customer funds	882,091	859,647	841,278	810,296	822,408
Mutual funds	107,393	101,598	105,148	103,967	111,392
Pension funds	10,181	10,135	10,427	10,879	11,064
Managed portfolios	20,988	20,393	20,925	21,068	21,839
Other managed and marketed customer funds	138,562	132,127	136,500	135,914	144,296
Managed and marketed customer funds	1,020,653	991,774	977,778	946,210	966,704

(*).- Including retail commercial paper (in EUR million): 10,153 in March 2013, 7,471 in June 2013, 4.820 in September 2013, 3,553 in December 2013 and 2,015 in March 2014

Managed and marketed mutual funds

EUR million

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14

Spain	27,361	28,497	30,989	33,104	36,164
Portugal	1,437	1,281	1,141	1,050	1,185
Poland	3,342	3,294	3,431	3,525	3,455
United Kingdom	12,638	10,687	9,572	9,645	9,490
Latin America	61,256	56,411	59,129	55,835	60,256
USA	1,360	1,429	886	807	843
Total	107,393	101,598	105,148	103,967	111,392

Managed and marketed pension funds

EUR million

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14

Spain	9,401	9,366	9,650	10,030	10,202
Portugal	780	768	776	848	862
Total	10,181	10,135	10,427	10,879	11,064

Total equity and capital with the nature of financial liabilities

EUR million

			Variation
	31.03.14	31.03.13	Amount	%	31.12.13

Capital stock	5,781	5,269	511	9.7	5,667
Additional paid-in surplus	36,668	37,281	(613)	(1.6)	36,804
Reserves	41,885	38,442	3,443	9.0	38,314
Treasury stock	(5)	(39)	34	(87.3)	(9)
Shareholders’ equity (before profit and dividends)	84,329	80,953	3,376	4.2	80,776
Attributable profit	1,303	1,205	98	8.1	4,370
Interim dividend distributed	—	—	—	—	(406)
Interim dividend not distributed	—	—	—	—	(471)
Shareholders’ equity (after retained profit)	85,631	82,158	3,474	4.2	84,269
Valuation adjustments	(13,253)	(9,013)	(4,241)	47.1	(14,152)
Minority interests	10,142	12,048	(1,906)	(15.8)	9,972
Total equity (after retained profit)	82,520	85,193	(2,673)	(3.1)	80,088
Preferred shares and securities in subordinated debt	5,723	4,755	968	20.3	4,053
Total equity and capital with the nature of financial liabilities	88,243	89,949	(1,705)	(1.9)	84,141

Computable capital

EUR million

31.03.14

CET1	57,203
Basic capital	58,524
Computable capital	65,459
Risk-weighted assets	539,835
CET1 capital ratio	10.60
T1 capital ratio	10.84
BIS ratio	12.13
Shareholders’ equity surplus	22,272

Key data by principal segments

	Net operating income			Attributable profit to the Group			Efficiency ratio (%)		ROE (%)
	1Q 14	1Q 13	Var (%)	1Q 14	1Q 13	Var (%)	1Q 14	1Q 13	1Q 14	1Q 13
Income statement (EUR million)
Continental Europe	1,589	1,520	4.6	463	303	53.0	50.3	52.1	7.26	4.50
o/w: Spain	898	844	6.4	251	203	24.0	49.9	53.0	9.01	6.50
Portugal	106	107	(0.8)	36	21	67.9	53.5	53.7	5.39	3.34
Poland	188	159	18.0	85	70	20.6	43.8	49.5	16.63	14.11
Santander Consumer Finance	434	425	2.1	219	176	24.1	45.7	45.2	11.32	9.08
United Kingdom	635	486	30.8	376	224	67.6	52.2	57.5	10.94	6.84
Latin America	2,638	3,426	(23.0)	712	969	(26.6)	41.6	38.4	13.78	16.30
o/w: Brazil	1,719	2,422	(29.1)	364	499	(27.1)	39.7	35.9	12.58	14.26
Mexico	407	472	(13.8)	138	241	(42.8)	43.0	38.8	15.77	23.98
Chile	332	319	4.0	123	103	18.6	37.7	42.1	20.55	15.93
USA	830	721	15.2	158	252	(37.4)	36.5	38.1	7.54	12.53
Operating areas	5,693	6,153	(7.5)	1,708	1,748	(2.3)	45.0	44.3	7.26	4.50
Corporate Activities	(416)	(499)	(16.6)	(405)	(543)	(25.3)
Total Group	5,277	5,655	(6.7)	1,303	1,205	8.1	47.9	47.3	6.24	5.99

	Net customer loans			Customer deposits			NPL ratio (%)		NPL coverage (%)
	31.03.14	31.03.13	Var (%)	31.03.14	31.03.13	Var (%)	31.03.14	31.03.13	31.03.14	31.03.13
Activity (EUR million)
Continental Europe	265,216	287,156	(7.6)	258,043	272,221	(5.2)	9.12	6.62	58.0	71.0
o/w: Spain	157,458	176,431	(10.8)	183,196	197,464	(7.2)	7.61	4.12	44.6	50.3
Portugal	24,240	25,518	(5.0)	23,586	23,703	(0.5)	8.26	6.88	50.6	52.9
Poland	16,728	16,188	3.3	18,803	17,794	5.7	7.35	7.39	64.6	67.6
Santander Consumer Finance	57,433	56,241	2.1	30,611	31,496	(2.8)	4.14	3.98	105.1	108.7
United Kingdom	233,937	242,425	(3.5)	194,923	194,378	0.3	1.88	2.03	42.9	42.1
Latin America	129,743	144,798	(10.4)	126,239	138,957	(9.2)	5.06	5.40	86.1	87.4
o/w: Brazil	68,518	77,918	(12.1)	65,934	75,162	(12.3)	5.74	6.90	95.2	90.4
Mexico	22,381	23,279	(3.9)	25,592	26,014	(1.6)	3.62	1.92	98.6	157.1
Chile	27,993	31,615	(11.5)	20,436	23,224	(12.0)	5.99	5.51	50.7	53.9
USA	59,088	59,339	(0.4)	39,551	43,732	(9.6)	2.88	3.01	163.3	149.6
Operating areas	687,983	733,717	(6.2)	618,756	649,288	(4.7)	5.54	4.70	66.0	75.0
Total Group	694,595	736,954	(5.7)	620,135	653,228	(5.1)	5.52	4.75	66.3	74.1

	Employees		Branches
	31.03.14	31.03.13	31.03.14	31.03.13
Operating means
Continental Europe	57,235	61,483	6,050	6,783
o/w: Spain	26,327	29,421	4,000	4,611
Portugal	5,512	5,634	633	658
Poland	12,167	12,852	830	877
Santander Consumer Finance	12,222	12,354	577	626
United Kingdom	25,642	26,114	1,144	1,190
Latin America	84,325	88,233	5,726	5,880
o/w: Brazil	48,312	53,129	3,489	3,727
Mexico	14,837	14,026	1,279	1,193
Chile	12,104	12,228	485	495
USA	15,436	14,501	815	836
Operating areas	182,638	190,331	13,735	14,689
Corporate Activities	2,527	2,423
Total Group	185,165	192,754	13,735	14,689

Operating areas

EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	7,526	7,781	(255)	(3.3)
Net fees	2,339	2,496	(157)	(6.3)
Gains (losses) on financial transactions	465	736	(272)	(36.9)
Other operating income *	18	31	(12)	(39.6)
Gross income	10,348	11,044	(696)	(6.3)
Operating expenses	(4,655)	(4,891)	235	(4.8)
General administrative expenses	(4,092)	(4,341)	249	(5.7)
Personnel	(2,388)	(2,564)	176	(6.9)
Other general administrative expenses	(1,704)	(1,777)	73	(4.1)
Depreciation and amortisation	(563)	(549)	(14)	2.5
Net operating income	5,693	6,153	(460)	(7.5)
Net loan-loss provisions	(2,696)	(3,112)	416	(13.4)
Other income	(361)	(306)	(55)	18.0
Profit before taxes	2,635	2,735	(99)	(3.6)
Tax on profit	(648)	(628)	(20)	3.2
Profit from continuing operations	1,987	2,107	(120)	(5.7)
Net profit from discontinued operations	(0)	—	(0)	—
Consolidated profit	1,987	2,107	(120)	(5.7)
Minority interests	279	359	(80)	(22.3)
Attributable profit to the Group	1,708	1,748	(40)	(2.3)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.14	31.03.13	Amount	%
Balance sheet
Customer loans **	687,983	733,717	(45,734)	(6.2)
Trading portfolio (w/o loans)	114,653	154,901	(40,248)	(26.0)
Available-for-sale financial assets	83,996	89,663	(5,667)	(6.3)
Due from credit institutions **	97,654	117,584	(19,930)	(16.9)
Intangible assets and property and equipment	15,404	13,220	2,184	16.5
Other assets	123,799	116,931	6,868	5.9
Total assets/liabilities & shareholders’ equity	1,123,490	1,226,017	(102,528)	(8.4)
Customer deposits **	618,756	649,288	(30,531)	(4.7)
Marketable debt securities **	122,433	132,728	(10,295)	(7.8)
Subordinated debt **	13,565	13,358	207	1.6
Insurance liabilities	1,548	1,263	286	22.6
Due to credit institutions **	133,264	148,856	(15,592)	(10.5)
Other liabilities	163,381	206,491	(43,110)	(20.9)
Shareholders’ equity ***	70,542	74,035	(3,493)	(4.7)
Other managed and marketed customer funds	144,296	138,562	5,734	4.1
Mutual funds	111,392	107,393	3,999	3.7
Pension funds	11,064	10,181	883	8.7
Managed portfolios	21,839	20,988	852	4.1
Managed and marketed customer funds	899,050	933,934	(34,884)	(3.7)

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year

Ratios (%) and other data
ROE	7.26	4.50	2.76 p.
Efficiency ratio (with amortisations)	45.0	44.3	0.7 p.
NPL ratio	5.54	4.70	0.84 p.
NPL coverage	66.0	75.0	(9.0 p. )
Number of employees	182,638	190,331	(7,693)	(4.0)
Number of branches	13,735	14,689	(954)	(6.5)

Operating areas

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	7,781	7,846	7,467	7,547	7,526
Net fees	2,496	2,512	2,318	2,346	2,339
Gains (losses) on financial transactions	736	521	663	388	465
Other operating income *	31	106	47	61	18
Gross income	11,044	10,985	10,496	10,343	10,348
Operating expenses	(4,891)	(4,912)	(4,767)	(4,893)	(4,655)
General administrative expenses	(4,341)	(4,357)	(4,223)	(4,282)	(4,092)
Personnel	(2,564)	(2,543)	(2,441)	(2,506)	(2,388)
Other general administrative expenses	(1,777)	(1,813)	(1,782)	(1,776)	(1,704)
Depreciation and amortisation	(549)	(555)	(544)	(610)	(563)
Net operating income	6,153	6,073	5,729	5,450	5,693
Net loan-loss provisions	(3,112)	(3,211)	(3,039)	(2,777)	(2,696)
Other income	(306)	(460)	(386)	(471)	(361)
Profit before taxes	2,735	2,403	2,304	2,202	2,635
Tax on profit	(628)	(524)	(535)	(526)	(648)
Profit from continuing operations	2,107	1,879	1,769	1,676	1,987
Net profit from discontinued operations	—	(14)	(0)	(1)	(0)
Consolidated profit	2,107	1,865	1,769	1,675	1,987
Minority interests	359	296	284	231	279
Attributable profit to the Group	1,748	1,570	1,485	1,444	1,708

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14
Balance sheet
Customer loans **	733,717	711,374	698,995	683,460	687,983
Trading portfolio (w/o loans)	154,901	143,239	124,380	102,395	114,653
Available-for-sale financial assets	89,663	83,168	74,690	73,123	83,996
Due from credit institutions **	117,584	97,012	106,193	85,405	97,654
Intangible assets and property and equipment	13,220	13,474	13,954	14,685	15,404
Other assets	116,931	123,688	128,235	124,959	123,799
Total assets/liabilities & shareholders’ equity	1,226,017	1,171,955	1,146,448	1,084,025	1,123,490
Customer deposits **	649,288	637,275	628,518	604,985	618,756
Marketable debt securities **	132,728	125,384	123,397	121,850	122,433
Subordinated debt **	13,358	11,706	10,707	12,268	13,565
Insurance liabilities	1,263	1,091	1,324	1,430	1,548
Due to credit institutions **	148,856	135,910	139,458	122,777	133,264
Other liabilities	206,491	190,486	175,118	155,627	163,381
Shareholders’ equity ***	74,035	70,103	67,927	65,088	70,542
Other managed and marketed customer funds	138,562	132,127	136,500	135,914	144,296
Mutual funds	107,393	101,598	105,148	103,967	111,392
Pension funds	10,181	10,135	10,427	10,879	11,064
Managed portfolios	20,988	20,393	20,925	21,068	21,839
Managed and marketed customer funds	933,934	906,492	899,121	875,018	899,050

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year

Other information
NPL ratio	4.70	5.13	5.39	5.61	5.54
NPL coverage	75.0	69.6	67.2	64.6	66.0
Cost of credit	2.49	2.15	1.85	1.65	1.61

Operating areas

Constant EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	7,526	7,050	476	6.8
Net fees	2,339	2,277	62	2.7
Gains (losses) on financial transactions	465	678	(213)	(31.4)
Other operating income *	18	29	(11)	(37.2)
Gross income	10,348	10,033	315	3.1
Operating expenses	(4,655)	(4,508)	(147)	3.3
General administrative expenses	(4,092)	(3,999)	(93)	2.3
Personnel	(2,388)	(2,372)	(16)	0.7
Other general administrative expenses	(1,704)	(1,627)	(77)	4.7
Depreciation and amortisation	(563)	(509)	(54)	10.6
Net operating income	5,693	5,525	167	3.0
Net loan-loss provisions	(2,696)	(2,784)	88	(3.1)
Other income	(361)	(291)	(70)	24.1
Profit before taxes	2,635	2,450	185	7.5
Tax on profit	(648)	(559)	(89)	15.9
Profit from continuing operations	1,987	1,891	96	5.1
Net profit from discontinued operations	(0)	—	(0)	—
Consolidated profit	1,987	1,891	96	5.1
Minority interests	279	315	(35)	(11.3)
Attributable profit to the Group	1,708	1,577	131	8.3

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.14	31.03.13	Amount	%
Balance sheet
Customer loans **	687,983	707,673	(19,690)	(2.8)
Trading portfolio (w/o loans)	114,653	151,103	(36,450)	(24.1)
Available-for-sale financial assets	83,996	84,487	(491)	(0.6)
Due from credit institutions **	97,654	112,352	(14,698)	(13.1)
Intangible assets and property and equipment	15,404	12,383	3,020	24.4
Other assets	123,799	109,186	14,613	13.4
Total assets/liabilities & shareholders’ equity	1,123,490	1,177,185	(53,695)	(4.6)
Customer deposits **	618,756	625,120	(6,364)	(1.0)
Marketable debt securities **	122,433	127,553	(5,120)	(4.0)
Subordinated debt **	13,565	12,294	1,271	10.3
Insurance liabilities	1,548	1,263	286	22.6
Due to credit institutions **	133,264	142,562	(9,298)	(6.5)
Other liabilities	163,381	199,194	(35,813)	(18.0)
Shareholders’ equity ***	70,542	69,199	1,343	1.9
Other managed and marketed customer funds	144,296	126,771	17,525	13.8
Mutual funds	111,392	97,219	14,173	14.6
Pension funds	11,064	10,181	883	8.7
Managed portfolios	21,839	19,371	2,469	12.7
Managed and marketed customer funds	899,050	891,738	7,312	0.8

(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Operating areas

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	7,050	7,163	7,196	7,371	7,526
Net fees	2,277	2,302	2,233	2,280	2,339
Gains (losses) on financial transactions	678	492	628	380	465
Other operating income *	29	104	44	61	18
Gross income	10,033	10,060	10,102	10,093	10,348
Operating expenses	(4,508)	(4,544)	(4,600)	(4,769)	(4,655)
General administrative expenses	(3,999)	(4,027)	(4,072)	(4,170)	(4,092)
Personnel	(2,372)	(2,360)	(2,360)	(2,449)	(2,388)
Other general administrative expenses	(1,627)	(1,667)	(1,712)	(1,721)	(1,704)
Depreciation and amortisation	(509)	(517)	(528)	(599)	(563)
Net operating income	5,525	5,517	5,502	5,324	5,693
Net loan-loss provisions	(2,784)	(2,912)	(2,934)	(2,719)	(2,696)
Other income	(291)	(435)	(370)	(455)	(361)
Profit before taxes	2,450	2,170	2,198	2,150	2,635
Tax on profit	(559)	(467)	(503)	(510)	(648)
Profit from continuing operations	1,891	1,703	1,695	1,640	1,987
Net profit from discontinued operations	—	(14)	(0)	(0)	(0)
Consolidated profit	1,891	1,689	1,694	1,640	1,987
Minority interests	315	262	269	224	279
Attributable profit to the Group	1,577	1,426	1,425	1,415	1,708

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14
Balance sheet
Customer loans **	707,673	703,963	693,173	685,330	687,983
Trading portfolio (w/o loans)	151,103	142,384	124,080	102,950	114,653
Available-for-sale financial assets	84,487	81,102	73,853	73,535	83,996
Due from credit institutions **	112,352	95,604	105,533	85,951	97,654
Intangible assets and property and equipment	12,383	13,126	13,750	14,745	15,404
Other assets	109,186	121,197	126,674	125,716	123,799
Total assets/liabilities & shareholders’ equity	1,177,185	1,157,375	1,137,063	1,088,228	1,123,490
Customer deposits **	625,120	630,014	623,318	606,438	618,756
Marketable debt securities **	127,553	124,506	122,541	122,834	122,433
Subordinated debt **	12,294	11,423	10,533	12,364	13,565
Insurance liabilities	1,263	1,091	1,324	1,429	1,548
Due to credit institutions **	142,562	133,883	138,466	123,295	133,264
Other liabilities	199,194	188,300	173,892	156,464	163,381
Shareholders’ equity ***	69,199	68,158	66,990	65,403	70,542
Other managed and marketed customer funds	126,771	127,262	134,282	137,393	144,296
Mutual funds	97,219	97,632	103,355	105,392	111,392
Pension funds	10,181	10,135	10,427	10,879	11,064
Managed portfolios	19,371	19,495	20,500	21,123	21,839
Managed and marketed customer funds	891,738	893,206	890,674	879,030	899,050

(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Continental Europe

EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	2,093	1,999	94	4.7
Net fees	880	879	1	0.1
Gains (losses) on financial transactions	233	264	(32)	(12.0)
Other operating income *	(10)	29	(39)	—
Gross income	3,196	3,171	25	0.8
Operating expenses	(1,607)	(1,651)	44	(2.7)
General administrative expenses	(1,417)	(1,470)	53	(3.6)
Personnel	(841)	(896)	55	(6.1)
Other general administrative expenses	(577)	(575)	(2)	0.3
Depreciation and amortisation	(189)	(180)	(9)	5.1
Net operating income	1,589	1,520	69	4.6
Net loan-loss provisions	(791)	(901)	110	(12.2)
Other income	(152)	(192)	41	(21.2)
Profit before taxes	647	427	220	51.6
Tax on profit	(148)	(96)	(52)	54.4
Profit from continuing operations	500	331	168	50.8
Net profit from discontinued operations	(0)	—	(0)	—
Consolidated profit	499	331	168	50.8
Minority interests	37	29	8	27.5
Attributable profit to the Group	463	303	160	53.0

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.14	31.03.13	Amount	%
Balance sheet
Customer loans **	265,216	287,156	(21,940)	(7.6)
Trading portfolio (w/o loans)	55,733	84,960	(29,226)	(34.4)
Available-for-sale financial assets	39,969	45,367	(5,398)	(11.9)
Due from credit institutions **	55,163	59,434	(4,271)	(7.2)
Intangible assets and property and equipment	5,801	5,662	139	2.5
Other assets	30,987	21,520	9,467	44.0
Total assets/liabilities & shareholders’ equity	452,869	504,098	(51,229)	(10.2)
Customer deposits **	258,043	272,221	(14,178)	(5.2)
Marketable debt securities **	15,783	19,990	(4,207)	(21.0)
Subordinated debt **	407	351	56	15.8
Insurance liabilities	1,548	1,263	286	22.6
Due to credit institutions **	66,716	74,813	(8,097)	(10.8)
Other liabilities	84,544	109,065	(24,521)	(22.5)
Shareholders’ equity ***	25,827	26,394	(567)	(2.1)
Other managed and marketed customer funds	58,443	48,709	9,734	20.0
Mutual funds	40,804	32,140	8,664	27.0
Pension funds	11,064	10,181	883	8.7
Managed portfolios	6,574	6,388	186	2.9
Managed and marketed customer funds	332,675	341,271	(8,596)	(2.5)

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year

Ratios (%) and other data
ROE	7.26	4.50	2.76 p.
Efficiency ratio (with amortisations)	50.3	52.1	(1.8 p. )
NPL ratio	9.12	6.62	2.50 p.
NPL coverage	58.0	71.0	(13.0 p. )
Number of employees	57,235	61,483	(4,248)	(6.9)
Number of branches	6,050	6,783	(733)	(10.8)

Continental Europe

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	1,999	2,063	2,010	2,035	2,093
Net fees	879	887	849	805	880
Gains (losses) on financial transactions	264	131	268	110	233
Other operating income *	29	82	25	28	(10)
Gross income	3,171	3,163	3,152	2,979	3,196
Operating expenses	(1,651)	(1,619)	(1,607)	(1,618)	(1,607)
General administrative expenses	(1,470)	(1,437)	(1,428)	(1,402)	(1,417)
Personnel	(896)	(867)	(859)	(867)	(841)
Other general administrative expenses	(575)	(571)	(569)	(535)	(577)
Depreciation and amortisation	(180)	(182)	(180)	(216)	(189)
Net operating income	1,520	1,543	1,545	1,361	1,589
Net loan-loss provisions	(901)	(993)	(946)	(763)	(791)
Other income	(192)	(194)	(188)	(185)	(152)
Profit before taxes	427	356	411	413	647
Tax on profit	(96)	(66)	(83)	(106)	(148)
Profit from continuing operations	331	290	328	307	500
Net profit from discontinued operations	—	(0)	(0)	(6)	(0)
Consolidated profit	331	290	327	301	499
Minority interests	29	42	45	20	37
Attributable profit to the Group	303	248	283	282	463

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14
Balance sheet
Customer loans **	287,156	278,512	271,834	266,355	265,216
Trading portfolio (w/o loans)	84,960	78,032	61,710	50,317	55,733
Available-for-sale financial assets	45,367	44,188	41,455	37,319	39,969
Due from credit institutions **	59,434	55,652	55,455	38,547	55,163
Intangible assets and property and equipment	5,662	6,099	6,084	6,148	5,801
Other assets	21,520	23,517	29,646	39,902	30,987
Total assets/liabilities & shareholders’ equity	504,098	485,999	466,183	438,589	452,869
Customer deposits **	272,221	267,427	262,970	256,138	258,043
Marketable debt securities **	19,990	16,916	15,578	16,781	15,783
Subordinated debt **	351	349	365	406	407
Insurance liabilities	1,263	1,091	1,324	1,430	1,548
Due to credit institutions **	74,813	67,974	69,727	59,440	66,716
Other liabilities	109,065	106,641	91,044	79,309	84,544
Shareholders’ equity ***	26,394	25,601	25,175	25,086	25,827
Other managed and marketed customer funds	48,709	49,642	52,931	55,278	58,443
Mutual funds	32,140	33,072	35,561	37,680	40,804
Pension funds	10,181	10,135	10,427	10,879	11,064
Managed portfolios	6,388	6,435	6,943	6,719	6,574
Managed and marketed customer funds	341,271	334,334	331,844	328,602	332,675

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year

Other information
NPL ratio	6.62	7.83	8.48	9.13	9.12
NPL coverage	71.0	63.3	61.1	57.3	58.0
Cost of credit	3.13	2.33	1.71	1.23	1.21

Continental Europe

Constant EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	2,093	1,989	105	5.3
Net fees	880	878	2	0.3
Gains (losses) on financial transactions	233	264	(31)	(11.9)
Other operating income *	(10)	29	(39)	—
Gross income	3,196	3,159	37	1.2
Operating expenses	(1,607)	(1,646)	39	(2.4)
General administrative expenses	(1,417)	(1,466)	49	(3.3)
Personnel	(841)	(893)	52	(5.9)
Other general administrative expenses	(577)	(573)	(4)	0.7
Depreciation and amortisation	(189)	(180)	(10)	5.4
Net operating income	1,589	1,513	76	5.0
Net loan-loss provisions	(791)	(899)	108	(12.0)
Other income	(152)	(192)	41	(21.1)
Profit before taxes	647	422	225	53.2
Tax on profit	(148)	(95)	(53)	56.1
Profit from continuing operations	500	328	172	52.4
Net profit from discontinued operations	(0)	—	(0)	—
Consolidated profit	499	328	172	52.4
Minority interests	37	28	8	28.4
Attributable profit to the Group	463	299	164	54.6

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.14	31.03.13	Amount	%
Balance sheet
Customer loans **	265,216	286,557	(21,342)	(7.4)
Trading portfolio (w/o loans)	55,733	84,960	(29,227)	(34.4)
Available-for-sale financial assets	39,969	45,378	(5,409)	(11.9)
Due from credit institutions **	55,163	59,388	(4,225)	(7.1)
Intangible assets and property and equipment	5,801	5,658	143	2.5
Other assets	30,987	21,512	9,475	44.0
Total assets/liabilities & shareholders’ equity	452,869	503,453	(50,584)	(10.0)
Customer deposits **	258,043	272,247	(14,204)	(5.2)
Marketable debt securities **	15,783	19,834	(4,050)	(20.4)
Subordinated debt **	407	352	55	15.6
Insurance liabilities	1,548	1,263	286	22.6
Due to credit institutions **	66,716	74,366	(7,650)	(10.3)
Other liabilities	84,544	109,050	(24,506)	(22.5)
Shareholders’ equity ***	25,827	26,342	(515)	(2.0)
Other managed and marketed customer funds	58,443	48,716	9,727	20.0
Mutual funds	40,804	32,147	8,657	26.9
Pension funds	11,064	10,181	883	8.7
Managed portfolios	6,574	6,388	186	2.9
Managed and marketed customer funds	332,675	341,148	(8,473)	(2.5)

(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Continental Europe

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	1,989	2,057	2,009	2,034	2,093
Net fees	878	887	850	805	880
Gains (losses) on financial transactions	264	131	269	110	233
Other operating income *	29	82	25	28	(10)
Gross income	3,159	3,157	3,153	2,978	3,196
Operating expenses	(1,646)	(1,617)	(1,608)	(1,617)	(1,607)
General administrative expenses	(1,466)	(1,436)	(1,429)	(1,401)	(1,417)
Personnel	(893)	(866)	(859)	(867)	(841)
Other general administrative expenses	(573)	(570)	(569)	(535)	(577)
Depreciation and amortisation	(180)	(182)	(180)	(216)	(189)
Net operating income	1,513	1,539	1,545	1,361	1,589
Net loan-loss provisions	(899)	(992)	(945)	(763)	(791)
Other income	(192)	(194)	(188)	(185)	(152)
Profit before taxes	422	353	412	413	647
Tax on profit	(95)	(65)	(83)	(106)	(148)
Profit from continuing operations	328	288	328	306	500
Net profit from discontinued operations	—	(0)	(0)	(5)	(0)
Consolidated profit	328	288	328	301	499
Minority interests	28	42	45	20	37
Attributable profit to the Group	299	246	283	281	463

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14
Balance sheet
Customer loans **	286,557	278,929	271,969	266,370	265,216
Trading portfolio (w/o loans)	84,960	78,057	61,717	50,315	55,733
Available-for-sale financial assets	45,378	44,381	41,525	37,297	39,969
Due from credit institutions **	59,388	55,651	55,459	38,551	55,163
Intangible assets and property and equipment	5,658	6,107	6,086	6,147	5,801
Other assets	21,512	23,562	29,671	39,894	30,987
Total assets/liabilities & shareholders’ equity	503,453	486,687	466,428	438,574	452,869
Customer deposits **	272,247	268,123	263,217	256,067	258,043
Marketable debt securities **	19,834	16,861	15,555	16,810	15,783
Subordinated debt **	352	362	370	404	407
Insurance liabilities	1,263	1,091	1,324	1,429	1,548
Due to credit institutions **	74,366	67,846	69,689	59,479	66,716
Other liabilities	109,050	106,749	91,080	79,300	84,544
Shareholders’ equity ***	26,342	25,655	25,193	25,085	25,827
Other managed and marketed customer funds	48,716	49,777	52,979	55,262	58,443
Mutual funds	32,147	33,203	35,608	37,665	40,804
Pension funds	10,181	10,135	10,427	10,879	11,064
Managed portfolios	6,388	6,439	6,945	6,719	6,574
Managed and marketed customer funds	341,148	335,123	332,121	328,544	332,675

(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Spain

EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	1,146	1,073	73	6.8
Net fees	456	484	(28)	(5.8)
Gains (losses) on financial transactions	205	206	(1)	(0.4)
Other operating income *	(15)	35	(50)	—
Gross income	1,792	1,798	(6)	(0.3)
Operating expenses	(894)	(953)	60	(6.2)
General administrative expenses	(801)	(863)	62	(7.2)
Personnel	(499)	(548)	50	(9.0)
Other general administrative expenses	(302)	(315)	12	(4.0)
Depreciation and amortisation	(93)	(91)	(3)	2.8
Net operating income	898	844	54	6.4
Net loan-loss provisions	(507)	(516)	8	(1.6)
Other income	(33)	(36)	3	(7.1)
Profit before taxes	358	293	65	22.1
Tax on profit	(104)	(89)	(15)	17.0
Profit from continuing operations	253	204	50	24.3
Net profit from discontinued operations	—	—	—	—
Consolidated profit	253	204	50	24.3
Minority interests	2	1	1	97.3
Attributable profit to the Group	251	203	49	24.0

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.14	31.03.13	Amount	%
Balance sheet
Customer loans **	157,458	176,431	(18,973)	(10.8)
Trading portfolio (w/o loans)	51,605	73,971	(22,366)	(30.2)
Available-for-sale financial assets	26,932	33,228	(6,296)	(18.9)
Due from credit institutions **	37,314	37,557	(243)	(0.6)
Intangible assets and property and equipment	3,856	4,033	(177)	(4.4)
Other assets	13,969	3,794	10,175	268.2
Total assets/liabilities & shareholders’ equity	291,134	329,013	(37,879)	(11.5)
Customer deposits **	183,196	197,464	(14,267)	(7.2)
Marketable debt securities **	2,196	10,153	(7,957)	(78.4)
Subordinated debt **	8	7	1	10.6
Insurance liabilities	551	708	(157)	(22.2)
Due to credit institutions **	25,847	21,224	4,623	21.8
Other liabilities	68,088	87,567	(19,480)	(22.2)
Shareholders’ equity ***	11,249	11,891	(642)	(5.4)
Other managed and marketed customer funds	51,969	40,902	11,067	27.1
Mutual funds	36,018	27,199	8,819	32.4
Pension funds	10,197	9,396	801	8.5
Managed portfolios	5,754	4,307	1,447	33.6
Managed and marketed customer funds	237,369	248,525	(11,156)	(4.5)

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year

Ratios (%) and other data
ROE	9.01	6.50	2.51 p.
Efficiency ratio (with amortisations)	49.9	53.0	(3.2 p. )
NPL ratio	7.61	4.12	3.49 p.
NPL coverage	44.6	50.3	(5.7 p. )
Number of employees	26,327	29,421	(3,094)	(10.5)
Number of branches	4,000	4,611	(611)	(13.3)

Spain

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	1,073	1,119	1,065	1,101	1,146
Net fees	484	483	443	423	456
Gains (losses) on financial transactions	206	96	217	92	205
Other operating income *	35	82	17	19	(15)
Gross income	1,798	1,780	1,742	1,634	1,792
Operating expenses	(953)	(941)	(936)	(902)	(894)
General administrative expenses	(863)	(850)	(847)	(790)	(801)
Personnel	(548)	(532)	(521)	(514)	(499)
Other general administrative expenses	(315)	(318)	(326)	(276)	(302)
Depreciation and amortisation	(91)	(92)	(90)	(112)	(93)
Net operating income	844	838	805	732	898
Net loan-loss provisions	(516)	(690)	(630)	(575)	(507)
Other income	(36)	(29)	(59)	(11)	(33)
Profit before taxes	293	119	116	145	358
Tax on profit	(89)	(35)	(35)	(48)	(104)
Profit from continuing operations	204	84	81	98	253
Net profit from discontinued operations	—	—	—	0	—
Consolidated profit	204	84	81	98	253
Minority interests	1	1	0	(1)	2
Attributable profit to the Group	203	84	81	98	251

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14
Balance sheet
Customer loans **	176,431	171,176	164,775	159,753	157,458
Trading portfolio (w/o loans)	73,971	70,625	56,508	47,062	51,605
Available-for-sale financial assets	33,228	32,908	30,246	25,608	26,932
Due from credit institutions **	37,557	36,946	36,702	25,092	37,314
Intangible assets and property and equipment	4,033	3,995	4,019	4,111	3,856
Other assets	3,794	8,171	12,661	21,183	13,969
Total assets/liabilities & shareholders’ equity	329,013	323,821	304,910	282,808	291,134
Customer deposits **	197,464	194,330	188,824	181,117	183,196
Marketable debt securities **	10,153	7,471	4,821	3,953	2,196
Subordinated debt **	7	7	22	8	8
Insurance liabilities	708	475	554	525	551
Due to credit institutions **	21,224	22,933	26,574	22,759	25,847
Other liabilities	87,567	87,042	72,921	62,926	68,088
Shareholders’ equity ***	11,891	11,562	11,195	11,521	11,249
Other managed and marketed customer funds	40,902	42,112	45,355	48,267	51,969
Mutual funds	27,199	28,337	30,834	32,951	36,018
Pension funds	9,396	9,362	9,645	10,025	10,197
Managed portfolios	4,307	4,413	4,875	5,291	5,754
Managed and marketed customer funds	248,525	243,921	239,021	233,344	237,369

(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Other information
NPL ratio	4.12	5.75	6.40	7.49	7.61
NPL coverage	50.3	43.1	45.0	44.0	44.6
Cost of credit	1.23	1.26	1.36	1.36	1.37

Spread (Retail Banking)	2.37	2.54	2.48	2.63	2.84
Loan spreads	2.21	2.26	2.33	2.43	2.39
Deposit spreads	0.16	0.28	0.15	0.20	0.45

Portugal

EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	129	117	12	10.1
Net fees	73	85	(12)	(14.1)
Gains (losses) on financial transactions	18	23	(5)	(21.9)
Other operating income *	9	6	2	33.4
Gross income	228	231	(3)	(1.3)
Operating expenses	(122)	(124)	2	(1.7)
General administrative expenses	(103)	(104)	2	(1.5)
Personnel	(73)	(75)	2	(3.1)
Other general administrative expenses	(30)	(29)	(1)	2.4
Depreciation and amortisation	(19)	(20)	0	(2.4)
Net operating income	106	107	(1)	(0.8)
Net loan-loss provisions	(34)	(64)	30	(46.4)
Other income	(30)	(13)	(17)	137.9
Profit before taxes	42	31	11	37.0
Tax on profit	(9)	(10)	1	(5.9)
Profit from continuing operations	33	21	12	56.2
Net profit from discontinued operations	—	—	—	—
Consolidated profit	33	21	12	56.2
Minority interests	(2)	0	(2)	—
Attributable profit to the Group	36	21	14	67.9

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.14	31.03.13	Amount	%
Balance sheet
Customer loans **	24,240	25,518	(1,278)	(5.0)
Trading portfolio (w/o loans)	1,884	1,905	(21)	(1.1)
Available-for-sale financial assets	6,711	4,675	2,036	43.5
Due from credit institutions **	2,540	3,447	(907)	(26.3)
Intangible assets and property and equipment	800	392	407	103.8
Other assets	5,810	6,198	(388)	(6.3)
Total assets/liabilities & shareholders’ equity	41,986	42,136	(149)	(0.4)
Customer deposits **	23,586	23,703	(116)	(0.5)
Marketable debt securities **	2,248	3,411	(1,164)	(34.1)
Subordinated debt **	0	0	(0)	(44.6)
Insurance liabilities	80	88	(9)	(9.9)
Due to credit institutions **	12,915	12,203	712	5.8
Other liabilities	501	180	322	178.7
Shareholders’ equity ***	2,656	2,550	106	4.1
Other managed and marketed customer funds	2,227	2,316	(89)	(3.9)
Mutual funds	1,185	1,437	(251)	(17.5)
Pension funds	862	780	82	10.5
Managed portfolios	179	99	80	80.4
Managed and marketed customer funds	28,061	29,430	(1,369)	(4.7)
(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Ratios (%) and other data
ROE	5.39	3.34	2.05 p.
Efficiency ratio (with amortisations)	53.5	53.7	(0.2 p.	)
NPL ratio	8.26	6.88	1.38 p.
NPL coverage	50.6	52.9	(2.3 p.	)
Number of employees	5,512	5,634	(122)		(2.2)
Number of branches	633	658	(25)		(3.8)

Portugal

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	117	134	132	131	129
Net fees	85	87	79	67	73
Gains (losses) on financial transactions	23	7	10	11	18
Other operating income *	6	6	7	15	9
Gross income	231	233	228	224	228
Operating expenses	(124)	(122)	(123)	(126)	(122)
General administrative expenses	(104)	(102)	(103)	(107)	(103)
Personnel	(75)	(74)	(74)	(76)	(73)
Other general administrative expenses	(29)	(28)	(29)	(31)	(30)
Depreciation and amortisation	(20)	(20)	(20)	(19)	(19)
Net operating income	107	112	105	97	106
Net loan-loss provisions	(64)	(62)	(56)	(11)	(34)
Other income	(13)	(17)	(6)	(42)	(30)
Profit before taxes	31	32	44	44	42
Tax on profit	(10)	(7)	(12)	(15)	(9)
Profit from continuing operations	21	25	32	29	33
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	21	25	32	29	33
Minority interests	0	0	(0)	(8)	(2)
Attributable profit to the Group	21	25	32	37	36

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14
Balance sheet
Customer loans **	25,518	25,210	24,712	24,482	24,240
Trading portfolio (w/o loans)	1,905	1,794	1,788	1,831	1,884
Available-for-sale financial assets	4,675	4,934	4,662	4,724	6,711
Due from credit institutions **	3,447	3,566	2,761	2,895	2,540
Intangible assets and property and equipment	392	906	896	821	800
Other assets	6,198	5,829	6,610	7,096	5,810
Total assets/liabilities & shareholders’ equity	42,136	42,239	41,429	41,848	41,986
Customer deposits **	23,703	23,577	24,185	24,191	23,586
Marketable debt securities **	3,411	2,396	2,375	2,329	2,248
Subordinated debt **	0	0	0	0	0
Insurance liabilities	88	87	88	75	80
Due to credit institutions **	12,203	13,336	11,880	12,319	12,915
Other liabilities	180	296	358	356	501
Shareholders’ equity ***	2,550	2,547	2,544	2,579	2,656
Other managed and marketed customer funds	2,316	2,158	2,043	2,041	2,227
Mutual funds	1,437	1,281	1,141	1,050	1,185
Pension funds	780	768	776	848	862
Managed portfolios	99	109	126	142	179
Managed and marketed customer funds	29,430	28,131	28,603	28,560	28,061

(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Other information
NPL ratio	6.88	7.41	7.86	8.12	8.26
NPL coverage	52.9	52.4	51.9	50.0	50.6
Cost of credit	1.18	1.10	0.93	0.73	0.63

Spread (Retail Banking)	1.22	1.26	1.38	1.43	1.51
Loan spreads	2.44	2.44	2.44	2.42	2.44
Deposit spreads	(1.22)	(1.18)	(1.06)	(0.99)	(0.93)

Poland

EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	208	180	28	15.3
Net fees	109	98	12	12.0
Gains (losses) on financial transactions	11	35	(24)	(67.5)
Other operating income *	6	2	4	168.8
Gross income	334	315	19	6.1
Operating expenses	(147)	(156)	9	(5.9)
General administrative expenses	(135)	(142)	7	(5.0)
Personnel	(77)	(83)	6	(7.5)
Other general administrative expenses	(58)	(59)	1	(1.4)
Depreciation and amortisation	(12)	(14)	2	(15.3)
Net operating income	188	159	29	18.0
Net loan-loss provisions	(43)	(42)	(1)	2.6
Other income	(3)	(5)	2	(44.7)
Profit before taxes	142	112	30	26.6
Tax on profit	(27)	(22)	(5)	22.5
Profit from continuing operations	115	90	25	27.6
Net profit from discontinued operations	—	—	—	—
Consolidated profit	115	90	25	27.6
Minority interests	31	20	10	51.7
Attributable profit to the Group	85	70	14	20.6

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.14	31.03.13	Amount	%
Balance sheet
Customer loans **	16,728	16,188	540	3.3
Trading portfolio (w/o loans)	809	665	144	21.6
Available-for-sale financial assets	5,127	5,150	(23)	(0.5)
Due from credit institutions **	1,256	352	904	256.9
Intangible assets and property and equipment	223	242	(19)	(7.9)
Other assets	2,286	1,938	348	18.0
Total assets/liabilities & shareholders’ equity	26,428	24,535	1,893	7.7
Customer deposits **	18,803	17,794	1,009	5.7
Marketable debt securities **	121	—	121	—
Subordinated debt **	335	335	(0)	(0.1)
Insurance liabilities	81	—	81	—
Due to credit institutions **	2,217	1,578	639	40.5
Other liabilities	2,772	2,839	(66)	(2.3)
Shareholders’ equity ***	2,099	1,989	111	5.6
Other managed and marketed customer funds	3,555	3,468	88	2.5
Mutual funds	3,455	3,342	113	3.4
Pension funds	—	—	—	—
Managed portfolios	101	126	(25)	(20.0)
Managed and marketed customer funds	22,815	21,597	1,218	5.6

(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Ratios (%) and other data
ROE	16.63	14.11	2.52 p.
Efficiency ratio (with amortisations)	43.8	49.5	(5.6 p.	)
NPL ratio	7.35	7.39	(0.04 p.	)
NPL coverage	64.6	67.6	(3.0 p.	)
Number of employees	12,167	12,852	(685)		(5.3)
Number of branches	830	877	(47)		(5.4)

Poland

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	180	191	203	206	208
Net fees	98	100	99	104	109
Gains (losses) on financial transactions	35	29	39	15	11
Other operating income *	2	17	1	(1)	6
Gross income	315	337	342	323	334
Operating expenses	(156)	(142)	(136)	(159)	(147)
General administrative expenses	(142)	(128)	(123)	(146)	(135)
Personnel	(83)	(76)	(74)	(79)	(77)
Other general administrative expenses	(59)	(52)	(50)	(67)	(58)
Depreciation and amortisation	(14)	(14)	(13)	(13)	(12)
Net operating income	159	195	206	165	188
Net loan-loss provisions	(42)	(51)	(35)	(39)	(43)
Other income	(5)	6	(2)	(4)	(3)
Profit before taxes	112	149	169	121	142
Tax on profit	(22)	(27)	(34)	(25)	(27)
Profit from continuing operations	90	123	135	96	115
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	90	123	135	96	115
Minority interests	20	32	35	24	31
Attributable profit to the Group	70	91	100	72	85

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14
Balance sheet
Customer loans **	16,188	15,983	16,298	16,214	16,728
Trading portfolio (w/o loans)	665	658	561	532	809
Available-for-sale financial assets	5,150	4,596	4,861	5,325	5,127
Due from credit institutions **	352	421	821	667	1,256
Intangible assets and property and equipment	242	223	220	273	223
Other assets	1,938	1,252	2,046	2,095	2,286
Total assets/liabilities & shareholders’ equity	24,535	23,133	24,805	25,106	26,428
Customer deposits **	17,794	16,591	17,404	18,503	18,803
Marketable debt securities **	—	—	—	121	121
Subordinated debt **	335	331	333	333	335
Insurance liabilities	—	—	—	84	81
Due to credit institutions **	1,578	1,712	2,577	1,206	2,217
Other liabilities	2,839	2,708	2,654	2,984	2,772
Shareholders’ equity ***	1,989	1,791	1,837	1,875	2,099
Other managed and marketed customer funds	3,468	3,396	3,540	3,631	3,555
Mutual funds	3,342	3,294	3,431	3,525	3,455
Pension funds	—	—	—	—	—
Managed portfolios	126	102	109	106	101
Managed and marketed customer funds	21,597	20,319	21,277	22,588	22,815
(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year

Other information
NPL ratio	7.39	8.08	7.75	7.84	7.35
NPL coverage	67.6	59.3	64.1	61.8	64.6
Cost of credit	1.22	1.18	1.09	1.01	0.98

Spread (Retail Banking)	3.14	3.17	3.16	3.51	3.63
Loan spreads	2.41	2.45	2.43	2.53	2.51
Deposit spreads	0.73	0.72	0.73	0.98	1.12

Poland

Constant EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	208	179	29	16.1
Net fees	109	97	12	12.7
Gains (losses) on financial transactions	11	35	(23)	(67.3)
Other operating income *	6	2	4	170.6
Gross income	334	313	22	6.9
Operating expenses	(147)	(155)	8	(5.3)
General administrative expenses	(135)	(141)	6	(4.4)
Personnel	(77)	(83)	6	(6.9)
Other general administrative expenses	(58)	(58)	0	(0.8)
Depreciation and amortisation	(12)	(14)	2	(14.7)
Net operating income	188	158	30	18.8
Net loan-loss provisions	(43)	(42)	(1)	3.3
Other income	(3)	(5)	2	(44.3)
Profit before taxes	142	111	31	27.4
Tax on profit	(27)	(22)	(5)	23.4
Profit from continuing operations	115	90	26	28.4
Net profit from discontinued operations	—	—	—	—
Consolidated profit	115	90	26	28.4
Minority interests	31	20	11	52.8
Attributable profit to the Group	85	70	15	21.5

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.14	31.03.13	Amount	%
Balance sheet
Customer loans **	16,728	16,221	507	3.1
Trading portfolio (w/o loans)	809	666	143	21.4
Available-for-sale financial assets	5,127	5,161	(34)	(0.7)
Due from credit institutions **	1,256	352	903	256.2
Intangible assets and property and equipment	223	243	(20)	(8.1)
Other assets	2,286	1,942	344	17.7
Total assets/liabilities & shareholders’ equity	26,428	24,585	1,843	7.5
Customer deposits **	18,803	17,831	973	5.5
Marketable debt securities **	121	—	121	—
Subordinated debt **	335	336	(1)	(0.3)
Insurance liabilities	81	—	81	—
Due to credit institutions **	2,217	1,581	635	40.2
Other liabilities	2,772	2,844	(72)	(2.5)
Shareholders’ equity ***	2,099	1,993	107	5.3
Other managed and marketed customer funds	3,555	3,475	81	2.3
Mutual funds	3,455	3,349	106	3.2
Pension funds	—	—	—	—
Managed portfolios	101	126	(25)	(20.2)
Managed and marketed customer funds	22,815	21,641	1,174	5.4

(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Poland

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	179	191	206	206	208
Net fees	97	100	100	104	109
Gains (losses) on financial transactions	35	29	40	15	11
Other operating income *	2	17	1	(1)	6
Gross income	313	337	348	323	334
Operating expenses	(155)	(142)	(139)	(159)	(147)
General administrative expenses	(141)	(128)	(126)	(146)	(135)
Personnel	(83)	(76)	(75)	(79)	(77)
Other general administrative expenses	(58)	(52)	(50)	(67)	(58)
Depreciation and amortisation	(14)	(14)	(13)	(13)	(12)
Net operating income	158	195	209	165	188
Net loan-loss provisions	(42)	(52)	(36)	(39)	(43)
Other income	(5)	6	(2)	(4)	(3)
Profit before taxes	111	150	171	121	142
Tax on profit	(22)	(27)	(34)	(25)	(27)
Profit from continuing operations	90	123	137	96	115
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	90	123	137	96	115
Minority interests	20	32	36	24	31
Attributable profit to the Group	70	91	101	72	85

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14
Balance sheet
Customer loans **	16,221	16,617	16,520	16,146	16,728
Trading portfolio (w/o loans)	666	684	568	530	809
Available-for-sale financial assets	5,161	4,779	4,927	5,302	5,127
Due from credit institutions **	352	438	832	664	1,256
Intangible assets and property and equipment	243	232	223	272	223
Other assets	1,942	1,302	2,074	2,086	2,286
Total assets/liabilities & shareholders’ equity	24,585	24,051	25,143	25,000	26,428
Customer deposits **	17,831	17,250	17,641	18,425	18,803
Marketable debt securities **	—	—	—	120	121
Subordinated debt **	336	344	338	332	335
Insurance liabilities	—	—	—	83	81
Due to credit institutions **	1,581	1,780	2,612	1,201	2,217
Other liabilities	2,844	2,815	2,690	2,972	2,772
Shareholders’ equity ***	1,993	1,862	1,862	1,867	2,099
Other managed and marketed customer funds	3,475	3,531	3,588	3,616	3,555
Mutual funds	3,349	3,425	3,478	3,510	3,455
Pension funds	—	—	—	—	—
Managed portfolios	126	107	110	106	101
Managed and marketed customer funds	21,641	21,126	21,567	22,493	22,815

(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Santander Consumer Finance

EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	580	587	(7)	(1.1)
Net fees	220	192	27	14.1
Gains (losses) on financial transactions	0	0	(0)	(49.6)
Other operating income *	(1)	(3)	3	(81.2)
Gross income	800	776	23	3.0
Operating expenses	(366)	(351)	(14)	4.1
General administrative expenses	(305)	(300)	(5)	1.7
Personnel	(164)	(161)	(3)	1.7
Other general administrative expenses	(141)	(139)	(2)	1.7
Depreciation and amortisation	(60)	(51)	(9)	18.1
Net operating income	434	425	9	2.1
Net loan-loss provisions	(130)	(171)	42	(24.3)
Other income	(14)	(21)	8	(35.6)
Profit before taxes	291	233	58	25.0
Tax on profit	(66)	(49)	(17)	34.0
Profit from continuing operations	225	184	41	22.6
Net profit from discontinued operations	(0)	—	(0)	—
Consolidated profit	225	184	41	22.5
Minority interests	6	7	(1)	(13.6)
Attributable profit to the Group	219	176	42	24.1

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.14	31.03.13	Amount	%
Balance sheet
Customer loans **	57,433	56,241	1,193	2.1
Trading portfolio (w/o loans)	878	1,224	(346)	(28.3)
Available-for-sale financial assets	478	553	(76)	(13.7)
Due from credit institutions **	7,245	6,796	449	6.6
Intangible assets and property and equipment	913	984	(71)	(7.2)
Other assets	3,165	2,704	461	17.1
Total assets/liabilities & shareholders’ equity	70,112	68,501	1,611	2.4
Customer deposits **	30,611	31,496	(885)	(2.8)
Marketable debt securities **	11,217	6,420	4,797	74.7
Subordinated debt **	64	9	55	621.4
Insurance liabilities	—	—	—	—
Due to credit institutions **	16,598	18,839	(2,240)	(11.9)
Other liabilities	3,711	3,898	(187)	(4.8)
Shareholders’ equity ***	7,911	7,839	71	0.9
Other managed and marketed customer funds	7	6	1	9.1
Mutual funds	2	2	0	2.0
Pension funds	5	4	1	12.2
Managed portfolios	—	—	—	—
Managed and marketed customer funds	41,899	37,931	3,967	10.5

(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Ratios (%) and other data
ROE	11.32	9.08	2.24 p.
Efficiency ratio (with amortisations)	45.7	45.2	0.5 p.
NPL ratio	4.14	3.98	0.16 p.
NPL coverage	105.1	108.7	(3.6 p. )
Number of employees	12,222	12,354	(132)	(1.1)
Number of branches	577	626	(49)	(7.8)

Santander Consumer Finance

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	587	582	592	573	580
Net fees	192	197	207	190	220
Gains (losses) on financial transactions	0	(1)	2	(8)	0
Other operating income *	(3)	(4)	(0)	5	(1)
Gross income	776	775	801	759	800
Operating expenses	(351)	(341)	(345)	(353)	(366)
General administrative expenses	(300)	(288)	(292)	(291)	(305)
Personnel	(161)	(159)	(163)	(162)	(164)
Other general administrative expenses	(139)	(129)	(130)	(129)	(141)
Depreciation and amortisation	(51)	(53)	(53)	(63)	(60)
Net operating income	425	434	456	405	434
Net loan-loss provisions	(171)	(131)	(158)	(105)	(130)
Other income	(21)	(29)	(15)	(5)	(14)
Profit before taxes	233	274	283	295	291
Tax on profit	(49)	(64)	(66)	(76)	(66)
Profit from continuing operations	184	210	217	219	225
Net profit from discontinued operations	—	(0)	(0)	(6)	(0)
Consolidated profit	184	210	217	213	225
Minority interests	7	9	9	5	6
Attributable profit to the Group	176	201	208	209	219

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14
Balance sheet
Customer loans **	56,241	55,995	55,898	56,024	57,433
Trading portfolio (w/o loans)	1,224	925	904	864	878
Available-for-sale financial assets	553	606	598	705	478
Due from credit institutions **	6,796	6,931	7,426	8,158	7,245
Intangible assets and property and equipment	984	966	940	934	913
Other assets	2,704	2,596	2,386	3,723	3,165
Total assets/liabilities & shareholders’ equity	68,501	68,019	68,152	70,409	70,112
Customer deposits **	31,496	30,986	30,726	30,878	30,611
Marketable debt securities **	6,420	7,045	8,380	10,377	11,217
Subordinated debt **	9	11	10	64	64
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	18,839	18,668	17,627	18,060	16,598
Other liabilities	3,898	3,695	3,853	3,901	3,711
Shareholders’ equity ***	7,839	7,614	7,554	7,128	7,911
Other managed and marketed customer funds	6	6	6	6	7
Mutual funds	2	2	2	2	2
Pension funds	4	4	4	5	5
Managed portfolios	—	—	—	—	—
Managed and marketed customer funds	37,931	38,049	39,123	41,326	41,899

(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Other information
NPL ratio	3.98	4.04	3.96	4.01	4.14
NPL coverage	108.7	106.9	109.2	105.3	105.1
Cost of credit	1.26	1.15	1.13	0.96	0.89

Loan spreads	4.76	4.83	4.93	4.91	5.04

Spain’s run-off real estate

EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	3	27	(24)	(89.2)
Net fees	2	9	(7)	(77.9)
Gains (losses) on financial transactions	0	1	(1)	(93.4)
Other operating income *	(13)	(16)	3	(17.4)
Gross income	(8)	22	(30)	—
Operating expenses	(52)	(40)	(11)	27.9
General administrative expenses	(49)	(38)	(11)	28.6
Personnel	(10)	(11)	2	(14.6)
Other general administrative expenses	(39)	(26)	(13)	47.4
Depreciation and amortisation	(3)	(2)	(0)	17.0
Net operating income	(59)	(19)	(41)	219.8
Net loan-loss provisions	(77)	(114)	37	(32.6)
Other income	(72)	(118)	46	(38.7)
Profit before taxes	(208)	(250)	42	(16.7)
Tax on profit	62	75	(13)	(16.7)
Profit from continuing operations	(146)	(175)	29	(16.7)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	(146)	(175)	29	(16.7)
Minority interests	—	—	—	—
Attributable profit to the Group	(146)	(175)	29	(16.7)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.14	31.03.13	Amount	%
Balance sheet
Customer loans **	5,208	6,844	(1,636)	(23.9)
Trading portfolio (w/o loans)	—	—	—	—
Available-for-sale financial assets	207	207	—	—
Due from credit institutions **	—	—	—	—
Intangible assets and property and equipment	—	—	—	—
Other assets	4,857	4,885	(27)	(0.6)
Total assets/liabilities & shareholders’ equity	10,273	11,936	(1,663)	(13.9)
Customer deposits **	204	225	(21)	(9.3)
Marketable debt securities **	1	6	(6)	(87.9)
Subordinated debt **	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions **	0	0	0	100.0
Other liabilities	8,786	10,150	(1,364)	(13.4)
Shareholders’ equity ***	1,282	1,555	(273)	(17.6)
Other managed and marketed customer funds	145	161	(16)	(9.9)
Mutual funds	144	160	(16)	(10.1)
Pension funds	1	1	0	51.6
Managed portfolios	—	—	—	—
Managed and marketed customer funds	350	392	(42)	(10.8)

(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Spain’s run-off real estate

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	27	12	(3)	1	3
Net fees	9	2	3	1	2
Gains (losses) on financial transactions	1	(0)	(0)	0	0
Other operating income *	(16)	(23)	(8)	(2)	(13)
Gross income	22	(8)	(8)	1	(8)
Operating expenses	(40)	(49)	(41)	(44)	(52)
General administrative expenses	(38)	(47)	(39)	(38)	(49)
Personnel	(11)	(10)	(11)	(15)	(10)
Other general administrative expenses	(26)	(37)	(28)	(23)	(39)
Depreciation and amortisation	(2)	(2)	(2)	(7)	(3)
Net operating income	(19)	(57)	(50)	(44)	(59)
Net loan-loss provisions	(114)	(49)	(67)	(32)	(77)
Other income	(118)	(125)	(106)	(128)	(72)
Profit before taxes	(250)	(231)	(222)	(204)	(208)
Tax on profit	75	69	67	61	62
Profit from continuing operations	(175)	(162)	(156)	(143)	(146)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	(175)	(162)	(156)	(143)	(146)
Minority interests	—	—	—	—	—
Attributable profit to the Group	(175)	(162)	(156)	(143)	(146)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14
Balance sheet
Customer loans **	6,844	6,507	6,246	5,735	5,208
Trading portfolio (w/o loans)	—	—	—	—	—
Available-for-sale financial assets	207	207	207	207	207
Due from credit institutions **	—	—	—	—	—
Intangible assets and property and equipment	—	—	—	—	—
Other assets	4,885	4,866	4,966	4,839	4,857
Total assets/liabilities & shareholders’ equity	11,936	11,580	11,420	10,781	10,273
Customer deposits **	225	199	217	210	204
Marketable debt securities **	6	4	2	2	1
Subordinated debt **	—	—	—	—	—
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	0	0	0	200	0
Other liabilities	10,150	9,864	9,743	8,979	8,786
Shareholders’ equity ***	1,555	1,513	1,457	1,390	1,282
Other managed and marketed customer funds	161	159	154	153	145
Mutual funds	160	158	153	152	144
Pension funds	1	0	1	1	1
Managed portfolios	—	—	—	—	—
Managed and marketed customer funds	392	361	373	365	350

(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

United Kingdom

EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	989	803	185	23.1
Net fees	247	249	(2)	(0.9)
Gains (losses) on financial transactions	78	86	(7)	(8.7)
Other operating income *	15	6	9	162.3
Gross income	1,329	1,144	185	16.2
Operating expenses	(693)	(658)	(35)	5.3
General administrative expenses	(579)	(560)	(19)	3.4
Personnel	(380)	(354)	(25)	7.1
Other general administrative expenses	(200)	(206)	6	(3.0)
Depreciation and amortisation	(114)	(98)	(16)	16.5
Net operating income	635	486	150	30.8
Net loan-loss provisions	(120)	(160)	40	(25.2)
Other income	(46)	(42)	(5)	11.5
Profit before taxes	469	284	185	65.3
Tax on profit	(93)	(60)	(34)	56.4
Profit from continuing operations	376	224	152	67.6
Net profit from discontinued operations	—	—	—	—
Consolidated profit	376	224	152	67.6
Minority interests	—	0	(0)	(100.0)
Attributable profit to the Group	376	224	152	67.6

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.14	31.03.13	Amount	%
Balance sheet
Customer loans **	233,937	242,425	(8,488)	(3.5)
Trading portfolio (w/o loans)	31,492	37,669	(6,177)	(16.4)
Available-for-sale financial assets	8,358	6,400	1,958	30.6
Due from credit institutions **	17,772	21,002	(3,231)	(15.4)
Intangible assets and property and equipment	2,510	2,445	64	2.6
Other assets	44,325	44,836	(511)	(1.1)
Total assets/liabilities & shareholders’ equity	338,393	354,778	(16,385)	(4.6)
Customer deposits **	194,923	194,378	546	0.3
Marketable debt securities **	66,366	69,625	(3,259)	(4.7)
Subordinated debt **	5,814	5,369	445	8.3
Insurance liabilities	—	—	—	—
Due to credit institutions **	29,008	28,579	429	1.5
Other liabilities	28,164	43,596	(15,432)	(35.4)
Shareholders’ equity ***	14,118	13,231	886	6.7
Other managed and marketed customer funds	9,630	12,638	(3,007)	(23.8)
Mutual funds	9,490	12,638	(3,148)	(24.9)
Pension funds	—	—	—	—
Managed portfolios	140	—	140	—
Managed and marketed customer funds	276,734	282,009	(5,275)	(1.9)

(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Ratios (%) and other data
ROE	10.94	6.84	4.10 p.
Efficiency ratio (with amortisations)	52.2	57.5	(5.4 p.	)
NPL ratio	1.88	2.03	(0.15 p.	)
NPL coverage	42.9	42.1	0.8 p.
Number of employees	25,642	26,114	(472)		(1.8)
Number of branches	1,144	1,190	(46)		(3.9)

United Kingdom

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	803	809	877	962	989
Net fees	249	256	243	244	247
Gains (losses) on financial transactions	86	161	71	85	78
Other operating income *	6	7	6	18	15
Gross income	1,144	1,233	1,197	1,308	1,329
Operating expenses	(658)	(667)	(630)	(650)	(693)
General administrative expenses	(560)	(571)	(529)	(520)	(579)
Personnel	(354)	(352)	(327)	(368)	(380)
Other general administrative expenses	(206)	(219)	(202)	(153)	(200)
Depreciation and amortisation	(98)	(96)	(100)	(130)	(114)
Net operating income	486	566	567	657	635
Net loan-loss provisions	(160)	(121)	(154)	(145)	(120)
Other income	(42)	(103)	(25)	(66)	(46)
Profit before taxes	284	342	387	447	469
Tax on profit	(60)	(65)	(81)	(95)	(93)
Profit from continuing operations	224	277	306	352	376
Net profit from discontinued operations	—	(14)	(0)	5	—
Consolidated profit	224	263	306	357	376
Minority interests	0	—	0	(0)	—
Attributable profit to the Group	224	263	306	357	376

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14
Balance sheet
Customer loans **	242,425	238,223	237,138	231,046	233,937
Trading portfolio (w/o loans)	37,669	34,501	35,645	28,831	31,492
Available-for-sale financial assets	6,400	6,041	5,387	6,003	8,358
Due from credit institutions **	21,002	16,081	23,814	17,136	17,772
Intangible assets and property and equipment	2,445	2,379	2,406	2,498	2,510
Other assets	44,836	49,670	47,379	38,229	44,325
Total assets/liabilities & shareholders’ equity	354,778	346,894	351,771	323,743	338,393
Customer deposits **	194,378	195,995	197,252	187,467	194,923
Marketable debt securities **	69,625	66,940	67,086	64,092	66,366
Subordinated debt **	5,369	5,197	4,640	5,805	5,814
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	28,579	28,207	32,434	26,882	29,008
Other liabilities	43,596	37,458	37,221	26,855	28,164
Shareholders’ equity ***	13,231	13,097	13,138	12,642	14,118
Other managed and marketed customer funds	12,638	10,687	9,572	9,645	9,630
Mutual funds	12,638	10,687	9,572	9,645	9,490
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	140
Managed and marketed customer funds	282,009	278,820	278,550	267,010	276,734

(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Other information
NPL ratio	2.03	2.01	1.98	1.98	1.88
NPL coverage	42.1	42.1	41.6	41.6	42.9
Cost of credit	0.29	0.26	0.26	0.24	0.23

Spread (Retail Banking)	1.53	1.63	1.85	1.98	2.01
Loan spreads	2.78	2.80	2.85	2.84	2.83
Deposit spreads	(1.25)	(1.17)	(1.00)	(0.86)	(0.82)

United Kingdom

Constant EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	989	826	163	19.8
Net fees	247	256	(9)	(3.5)
Gains (losses) on financial transactions	78	88	(10)	(11.2)
Other operating income *	15	6	9	155.2
Gross income	1,329	1,176	153	13.0
Operating expenses	(693)	(676)	(17)	2.5
General administrative expenses	(579)	(576)	(4)	0.6
Personnel	(380)	(364)	(16)	4.3
Other general administrative expenses	(200)	(211)	12	(5.6)
Depreciation and amortisation	(114)	(101)	(13)	13.3
Net operating income	635	499	136	27.3
Net loan-loss provisions	(120)	(165)	45	(27.2)
Other income	(46)	(43)	(4)	8.5
Profit before taxes	469	292	177	60.8
Tax on profit	(93)	(61)	(32)	52.2
Profit from continuing operations	376	230	145	63.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	376	230	145	63.1
Minority interests	—	0	(0)	(100.0)
Attributable profit to the Group	376	230	145	63.1

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.14	31.03.13	Amount	%
Balance sheet
Customer loans **	233,937	247,518	(13,581)	(5.5)
Trading portfolio (w/o loans)	31,492	38,461	(6,969)	(18.1)
Available-for-sale financial assets	8,358	6,535	1,823	27.9
Due from credit institutions **	17,772	21,443	(3,672)	(17.1)
Intangible assets and property and equipment	2,510	2,496	13	0.5
Other assets	44,325	45,778	(1,453)	(3.2)
Total assets/liabilities & shareholders’ equity	338,393	362,231	(23,838)	(6.6)
Customer deposits **	194,923	198,461	(3,538)	(1.8)
Marketable debt securities **	66,366	71,088	(4,722)	(6.6)
Subordinated debt **	5,814	5,482	332	6.1
Insurance liabilities	—	—	—	—
Due to credit institutions **	29,008	29,179	(172)	(0.6)
Other liabilities	28,164	44,512	(16,348)	(36.7)
Shareholders’ equity ***	14,118	13,509	608	4.5
Other managed and marketed customer funds	9,630	12,903	(3,273)	(25.4)
Mutual funds	9,490	12,903	(3,413)	(26.5)
Pension funds	—	—	—	—
Managed portfolios	140	—	140	—
Managed and marketed customer funds	276,734	287,934	(11,200)	(3.9)

(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

United Kingdom

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	826	831	905	978	989
Net fees	256	263	251	247	247
Gains (losses) on financial transactions	88	165	74	86	78
Other operating income *	6	7	6	18	15
Gross income	1,176	1,266	1,235	1,329	1,329
Operating expenses	(676)	(685)	(650)	(660)	(693)
General administrative expenses	(576)	(587)	(546)	(528)	(579)
Personnel	(364)	(362)	(337)	(374)	(380)
Other general administrative expenses	(211)	(225)	(209)	(154)	(200)
Depreciation and amortisation	(101)	(98)	(104)	(132)	(114)
Net operating income	499	581	585	668	635
Net loan-loss provisions	(165)	(124)	(159)	(147)	(120)
Other income	(43)	(106)	(26)	(67)	(46)
Profit before taxes	292	352	399	455	469
Tax on profit	(61)	(67)	(84)	(97)	(93)
Profit from continuing operations	230	284	315	358	376
Net profit from discontinued operations	—	(14)	(0)	5	—
Consolidated profit	230	270	315	363	376
Minority interests	0	(0)	0	(0)	—
Attributable profit to the Group	230	270	315	363	376

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14
Balance sheet
Customer loans **	247,518	246,564	239,386	232,580	233,937
Trading portfolio (w/o loans)	38,461	35,709	35,983	29,023	31,492
Available-for-sale financial assets	6,535	6,252	5,439	6,043	8,358
Due from credit institutions **	21,443	16,644	24,040	17,250	17,772
Intangible assets and property and equipment	2,496	2,462	2,429	2,514	2,510
Other assets	45,778	51,410	47,828	38,483	44,325
Total assets/liabilities & shareholders’ equity	362,231	359,041	355,105	325,893	338,393
Customer deposits **	198,461	202,858	199,122	188,712	194,923
Marketable debt securities **	71,088	69,284	67,722	64,518	66,366
Subordinated debt **	5,482	5,379	4,683	5,844	5,814
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	29,179	29,194	32,741	27,061	29,008
Other liabilities	44,512	38,770	37,574	27,033	28,164
Shareholders’ equity ***	13,509	13,555	13,262	12,726	14,118
Other managed and marketed customer funds	12,903	11,061	9,663	9,709	9,630
Mutual funds	12,903	11,061	9,663	9,709	9,490
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	140
Managed and marketed customer funds	287,934	288,583	281,190	268,783	276,734

(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

United Kingdom

£ million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	819	683	135	19.8
Net fees	205	212	(8)	(3.5)
Gains (losses) on financial transactions	65	73	(8)	(11.2)
Other operating income *	12	5	7	155.2
Gross income	1,100	973	127	13.0
Operating expenses	(574)	(560)	(14)	2.5
General administrative expenses	(479)	(476)	(3)	0.6
Personnel	(314)	(301)	(13)	4.3
Other general administrative expenses	(165)	(175)	10	(5.6)
Depreciation and amortisation	(95)	(83)	(11)	13.3
Net operating income	526	413	113	27.3
Net loan-loss provisions	(99)	(137)	37	(27.2)
Other income	(38)	(35)	(3)	8.5
Profit before taxes	388	241	147	60.8
Tax on profit	(77)	(51)	(26)	52.2
Profit from continuing operations	311	191	120	63.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	311	191	120	63.1
Minority interests	—	0	(0)	(100.0)
Attributable profit to the Group	311	191	120	63.1

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.14	31.03.13	Amount	%
Balance sheet
Customer loans **	193,746	204,994	(11,248)	(5.5)
Trading portfolio (w/o loans)	26,082	31,853	(5,771)	(18.1)
Available-for-sale financial assets	6,922	5,412	1,510	27.9
Due from credit institutions **	14,718	17,759	(3,041)	(17.1)
Intangible assets and property and equipment	2,078	2,068	11	0.5
Other assets	36,710	37,913	(1,203)	(3.2)
Total assets/liabilities & shareholders’ equity	280,257	300,000	(19,743)	(6.6)
Customer deposits **	161,436	164,366	(2,930)	(1.8)
Marketable debt securities **	54,964	58,875	(3,910)	(6.6)
Subordinated debt **	4,815	4,540	275	6.1
Insurance liabilities	—	—	—	—
Due to credit institutions **	24,024	24,166	(142)	(0.6)
Other liabilities	23,325	36,865	(13,540)	(36.7)
Shareholders’ equity ***	11,692	11,188	504	4.5
Other managed and marketed customer funds	7,976	10,686	(2,711)	(25.4)
Mutual funds	7,859	10,686	(2,827)	(26.5)
Pension funds	—	—	—	—
Managed portfolios	116	—	116	—
Managed and marketed customer funds	229,191	238,467	(9,276)	(3.9)

(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

United Kingdom

€ million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	683	688	749	809	819
Net fees	212	218	208	205	205
Gains (losses) on financial transactions	73	137	61	71	65
Other operating income *	5	6	5	15	12
Gross income	973	1,048	1,022	1,100	1,100
Operating expenses	(560)	(567)	(538)	(547)	(574)
General administrative expenses	(476)	(486)	(452)	(437)	(479)
Personnel	(301)	(300)	(279)	(309)	(314)
Other general administrative expenses	(175)	(186)	(173)	(128)	(165)
Depreciation and amortisation	(83)	(81)	(86)	(110)	(95)
Net operating income	413	481	484	553	526
Net loan-loss provisions	(137)	(103)	(132)	(121)	(99)
Other income	(35)	(87)	(22)	(55)	(38)
Profit before taxes	241	291	330	377	388
Tax on profit	(51)	(56)	(69)	(80)	(77)
Profit from continuing operations	191	235	261	296	311
Net profit from discontinued operations	—	(12)	(0)	4	—
Consolidated profit	191	224	261	301	311
Minority interests	0	(0)	0	(0)	—
Attributable profit to the Group	191	224	261	301	311

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14
Balance sheet
Customer loans **	204,994	204,204	198,260	192,623	193,746
Trading portfolio (w/o loans)	31,853	29,574	29,801	24,037	26,082
Available-for-sale financial assets	5,412	5,178	4,504	5,005	6,922
Due from credit institutions **	17,759	13,784	19,910	14,286	14,718
Intangible assets and property and equipment	2,068	2,039	2,012	2,082	2,078
Other assets	37,913	42,577	39,611	31,871	36,710
Total assets/liabilities & shareholders’ equity	300,000	297,358	294,098	269,904	280,257
Customer deposits **	164,366	168,007	164,913	156,291	161,436
Marketable debt securities **	58,875	57,381	56,087	53,434	54,964
Subordinated debt **	4,540	4,455	3,879	4,840	4,815
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	24,166	24,179	27,116	22,412	24,024
Other liabilities	36,865	32,109	31,119	22,389	23,325
Shareholders’ equity ***	11,188	11,227	10,984	10,539	11,692
Other managed and marketed customer funds	10,686	9,161	8,003	8,041	7,976
Mutual funds	10,686	9,161	8,003	8,041	7,859
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	116
Managed and marketed customer funds	238,467	239,004	232,882	222,606	229,191

(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Latin America

EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	3,346	3,991	(645)	(16.2)
Net fees	1,048	1,228	(180)	(14.7)
Gains (losses) on financial transactions	126	337	(211)	(62.7)
Other operating income *	(2)	8	(11)	—
Gross income	4,517	5,564	(1,047)	(18.8)
Operating expenses	(1,879)	(2,138)	259	(12.1)
General administrative expenses	(1,679)	(1,907)	228	(12.0)
Personnel	(933)	(1,080)	147	(13.6)
Other general administrative expenses	(746)	(827)	81	(9.8)
Depreciation and amortisation	(200)	(231)	31	(13.3)
Net operating income	2,638	3,426	(789)	(23.0)
Net loan-loss provisions	(1,239)	(1,795)	557	(31.0)
Other income	(161)	(62)	(99)	160.4
Profit before taxes	1,238	1,569	(331)	(21.1)
Tax on profit	(328)	(331)	3	(0.8)
Profit from continuing operations	910	1,238	(328)	(26.5)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	910	1,238	(328)	(26.5)
Minority interests	199	270	(71)	(26.3)
Attributable profit to the Group	712	969	(257)	(26.6)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.14	31.03.13	Amount	%
Balance sheet
Customer loans **	129,743	144,798	(15,055)	(10.4)
Trading portfolio (w/o loans)	27,301	31,914	(4,613)	(14.5)
Available-for-sale financial assets	26,698	23,437	3,261	13.9
Due from credit institutions **	22,655	35,184	(12,529)	(35.6)
Intangible assets and property and equipment	3,848	4,454	(606)	(13.6)
Other assets	43,344	45,951	(2,606)	(5.7)
Total assets/liabilities & shareholders’ equity	253,589	285,738	(32,148)	(11.3)
Customer deposits **	126,239	138,957	(12,718)	(9.2)
Marketable debt securities **	27,848	31,978	(4,130)	(12.9)
Subordinated debt **	6,661	5,622	1,040	18.5
Insurance liabilities	—	—	—	—
Due to credit institutions **	25,487	32,951	(7,464)	(22.7)
Other liabilities	45,949	50,405	(4,456)	(8.8)
Shareholders’ equity ***	21,405	25,824	(4,420)	(17.1)
Other managed and marketed customer funds	70,867	70,913	(46)	(0.1)
Mutual funds	60,256	61,256	(1,000)	(1.6)
Pension funds	—	0	(0)	(100.0)
Managed portfolios	10,611	9,657	954	9.9
Managed and marketed customer funds	231,615	247,469	(15,854)	(6.4)

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year

Ratios (%) and other data
ROE	13.78	16.30	(2.52 p. )
Efficiency ratio (with amortisations)	41.6	38.4	3.2 p.
NPL ratio	5.06	5.40	(0.34 p. )
NPL coverage	86.1	87.4	(1.3 p. )
Number of employees	84,325	88,233	(3,908)	(4.4)
Number of branches	5,726	5,880	(154)	(2.6)

Latin America

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	3,991	3,927	3,503	3,491	3,346
Net fees	1,228	1,223	1,073	1,137	1,048
Gains (losses) on financial transactions	337	212	333	155	126
Other operating income *	8	22	14	6	(2)
Gross income	5,564	5,385	4,923	4,789	4,517
Operating expenses	(2,138)	(2,162)	(2,049)	(2,127)	(1,879)
General administrative expenses	(1,907)	(1,928)	(1,834)	(1,911)	(1,679)
Personnel	(1,080)	(1,078)	(1,012)	(1,037)	(933)
Other general administrative expenses	(827)	(850)	(822)	(874)	(746)
Depreciation and amortisation	(231)	(234)	(214)	(216)	(200)
Net operating income	3,426	3,223	2,874	2,662	2,638
Net loan-loss provisions	(1,795)	(1,743)	(1,515)	(1,382)	(1,239)
Other income	(62)	(144)	(144)	(194)	(161)
Profit before taxes	1,569	1,336	1,216	1,087	1,238
Tax on profit	(331)	(291)	(297)	(247)	(328)
Profit from continuing operations	1,238	1,045	919	840	910
Net profit from discontinued operations	—	—	—	0	—
Consolidated profit	1,238	1,045	919	840	910
Minority interests	270	210	198	184	199
Attributable profit to the Group	969	835	721	656	712

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14
Balance sheet
Customer loans **	144,798	135,931	131,809	128,684	129,743
Trading portfolio (w/o loans)	31,914	30,457	26,816	23,097	27,301
Available-for-sale financial assets	23,437	21,541	18,741	20,822	26,698
Due from credit institutions **	35,184	23,601	25,046	28,073	22,655
Intangible assets and property and equipment	4,454	4,019	3,912	3,895	3,848
Other assets	45,951	44,133	44,628	40,354	43,344
Total assets/liabilities & shareholders’ equity	285,738	259,683	250,952	244,925	253,589
Customer deposits **	138,957	132,214	128,319	122,176	126,239
Marketable debt securities **	31,978	30,717	28,455	28,987	27,848
Subordinated debt **	5,622	4,190	3,884	4,833	6,661
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	32,951	26,345	25,445	24,489	25,487
Other liabilities	50,405	43,021	43,308	44,999	45,949
Shareholders’ equity ***	25,824	23,196	21,541	19,442	21,405
Other managed and marketed customer funds	70,913	65,527	68,439	65,599	70,867
Mutual funds	61,256	56,411	59,129	55,835	60,256
Pension funds	0	—	(0)	0	—
Managed portfolios	9,657	9,116	9,310	9,764	10,611
Managed and marketed customer funds	247,469	232,647	229,096	221,595	231,615

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year

Other information
NPL ratio	5.40	5.23	5.29	5.00	5.06
NPL coverage	87.4	86.1	83.6	85.4	86.1
Cost of credit	5.07	4.87	4.73	4.53	4.24

Latin America

Constant EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	3,346	3,283	63	1.9
Net fees	1,048	1,008	39	3.9
Gains (losses) on financial transactions	126	278	(152)	(54.8)
Other operating income *	(2)	7	(9)	—
Gross income	4,517	4,576	(59)	(1.3)
Operating expenses	(1,879)	(1,758)	(121)	6.9
General administrative expenses	(1,679)	(1,568)	(111)	7.1
Personnel	(933)	(889)	(44)	4.9
Other general administrative expenses	(746)	(679)	(67)	9.9
Depreciation and amortisation	(200)	(190)	(10)	5.5
Net operating income	2,638	2,818	(180)	(6.4)
Net loan-loss provisions	(1,239)	(1,474)	235	(16.0)
Other income	(161)	(46)	(115)	250.2
Profit before taxes	1,238	1,298	(60)	(4.6)
Tax on profit	(328)	(267)	(61)	23.0
Profit from continuing operations	910	1,031	(121)	(11.7)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	910	1,031	(121)	(11.7)
Minority interests	199	227	(29)	(12.5)
Attributable profit to the Group	712	804	(93)	(11.5)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.14	31.03.13	Amount	%
Balance sheet
Customer loans **	129,743	118,490	11,253	9.5
Trading portfolio (w/o loans)	27,301	27,350	(49)	(0.2)
Available-for-sale financial assets	26,698	19,145	7,553	39.5
Due from credit institutions **	22,655	29,697	(7,042)	(23.7)
Intangible assets and property and equipment	3,848	3,617	231	6.4
Other assets	43,344	37,601	5,743	15.3
Total assets/liabilities & shareholders’ equity	253,589	235,900	17,690	7.5
Customer deposits **	126,239	113,798	12,442	10.9
Marketable debt securities **	27,848	26,291	1,557	5.9
Subordinated debt **	6,661	4,588	2,073	45.2
Insurance liabilities	—	—	—	—
Due to credit institutions **	25,487	27,396	(1,909)	(7.0)
Other liabilities	45,949	42,452	3,498	8.2
Shareholders’ equity ***	21,405	21,375	30	0.1
Other managed and marketed customer funds	70,867	59,299	11,568	19.5
Mutual funds	60,256	50,907	9,349	18.4
Pension funds	—	0	(0)	(100.0)
Managed portfolios	10,611	8,392	2,219	26.4
Managed and marketed customer funds	231,615	203,976	27,639	13.6

(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Latin America

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	3,283	3,277	3,240	3,308	3,346
Net fees	1,008	1,013	983	1,069	1,048
Gains (losses) on financial transactions	278	179	295	146	126
Other operating income *	7	19	11	6	(2)
Gross income	4,576	4,489	4,529	4,530	4,517
Operating expenses	(1,758)	(1,799)	(1,876)	(1,998)	(1,879)
General administrative expenses	(1,568)	(1,604)	(1,679)	(1,795)	(1,679)
Personnel	(889)	(898)	(928)	(976)	(933)
Other general administrative expenses	(679)	(706)	(751)	(819)	(746)
Depreciation and amortisation	(190)	(195)	(197)	(203)	(200)
Net operating income	2,818	2,690	2,653	2,532	2,638
Net loan-loss provisions	(1,474)	(1,458)	(1,420)	(1,329)	(1,239)
Other income	(46)	(117)	(128)	(177)	(161)
Profit before taxes	1,298	1,115	1,105	1,026	1,238
Tax on profit	(267)	(239)	(264)	(228)	(328)
Profit from continuing operations	1,031	876	841	798	910
Net profit from discontinued operations	—	—	—	0	—
Consolidated profit	1,031	876	841	798	910
Minority interests	227	179	184	177	199
Attributable profit to the Group	804	697	657	621	712

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14
Balance sheet
Customer loans **	118,490	122,776	124,798	128,994	129,743
Trading portfolio (w/o loans)	27,350	28,381	26,175	23,463	27,301
Available-for-sale financial assets	19,145	19,654	17,970	21,214	26,698
Due from credit institutions **	29,697	21,716	24,195	28,501	22,655
Intangible assets and property and equipment	3,617	3,630	3,714	3,939	3,848
Other assets	37,601	40,186	42,728	40,864	43,344
Total assets/liabilities & shareholders’ equity	235,900	236,343	239,580	246,976	253,589
Customer deposits **	113,798	119,532	121,823	122,445	126,239
Marketable debt securities **	26,291	28,104	27,238	29,514	27,848
Subordinated debt **	4,588	3,813	3,698	4,892	6,661
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	27,396	24,145	24,427	24,786	25,487
Other liabilities	42,452	39,588	41,765	45,666	45,949
Shareholders’ equity ***	21,375	21,161	20,628	19,672	21,405
Other managed and marketed customer funds	59,299	60,476	66,197	67,029	70,867
Mutual funds	50,907	52,013	57,217	57,210	60,256
Pension funds	0	—	—	0	—
Managed portfolios	8,392	8,462	8,980	9,818	10,611
Managed and marketed customer funds	203,976	211,925	218,957	223,880	231,615

(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Latin America. Results

EUR million

	Gross income			Net operating income			Attributable profit to the Group
	1Q 14	1Q 13	Var. (%)	1Q 14	1Q 13	Var. (%)	1Q 14	1Q 13	Var. (%)

Brazil	2,851	3,781	(24.6)	1,719	2,422	(29.1)	364	499	(27.1)
Mexico	713	770	(7.4)	407	472	(13.8)	138	241	(42.8)
Chile	533	550	(3.2)	332	319	4.0	123	103	18.6
Argentina	263	311	(15.5)	128	163	(21.3)	56	86	(35.2)
Uruguay	64	63	1.3	23	23	0.4	13	14	(3.4)
Peru	11	9	19.6	7	6	18.6	5	4	2.8
Rest	11	3	222.4	(12)	(18)	(31.7)	(10)	(11)	(4.0)
Subtotal	4,446	5,490	(19.0)	2,603	3,387	(23.1)	688	937	(26.6)
Santander Private Banking	71	75	(5.4)	35	39	(11.8)	24	32	(25.2)
Total	4,517	5,564	(18.8)	2,638	3,426	(23.0)	712	969	(26.6)

Latin America. Results

Constant EUR million

	Gross income			Net operating income			Attributable profit to the Group
	1Q 14	1Q 13	Var. (%)	1Q 14	1Q 13	Var. (%)	1Q 14	1Q 13	Var. (%)

Brazil	2,851	3,076	(7.3)	1,719	1,971	(12.8)	364	406	(10.4)
Mexico	713	709	0.5	407	434	(6.4)	138	222	(37.9)
Chile	533	454	17.2	332	263	26.0	123	85	43.7
Argentina	263	199	32.3	128	104	23.0	56	55	1.4
Uruguay	64	53	20.9	23	19	19.8	13	12	15.4
Peru	11	8	35.5	7	5	34.3	5	4	16.4
Rest	11	3	249.7	(12)	(17)	(29.6)	(10)	(10)	0.0
Subtotal	4,446	4,504	(1.3)	2,603	2,780	(6.4)	688	774	(11.1)
Santander Private Banking	71	72	(1.9)	35	38	(8.6)	24	31	(22.4)
Total	4,517	4,576	(1.3)	2,638	2,818	(6.4)	712	804	(11.5)

Brazil

EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	2,199	2,801	(602)	(21.5)
Net fees	629	762	(133)	(17.4)
Gains (losses) on financial transactions	17	215	(199)	(92.3)
Other operating income *	7	3	4	117.2
Gross income	2,851	3,781	(930)	(24.6)
Operating expenses	(1,133)	(1,359)	227	(16.7)
General administrative expenses	(1,006)	(1,207)	202	(16.7)
Personnel	(550)	(674)	124	(18.4)
Other general administrative expenses	(456)	(534)	77	(14.5)
Depreciation and amortisation	(127)	(152)	25	(16.5)
Net operating income	1,719	2,422	(704)	(29.1)
Net loan-loss provisions	(905)	(1,471)	567	(38.5)
Other income	(143)	(78)	(65)	83.3
Profit before taxes	671	873	(202)	(23.1)
Tax on profit	(202)	(221)	18	(8.4)
Profit from continuing operations	469	652	(183)	(28.1)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	469	652	(183)	(28.1)
Minority interests	106	154	(48)	(31.4)
Attributable profit to the Group	364	499	(135)	(27.1)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.14	31.03.13	Amount	%
Balance sheet
Customer loans **	68,518	77,918	(9,400)	(12.1)
Trading portfolio (w/o loans)	11,314	11,824	(510)	(4.3)
Available-for-sale financial assets	19,790	16,766	3,024	18.0
Due from credit institutions **	9,048	15,402	(6,354)	(41.3)
Intangible assets and property and equipment	2,797	3,330	(533)	(16.0)
Other assets	29,629	33,640	(4,011)	(11.9)
Total assets/liabilities & shareholders’ equity	141,097	158,880	(17,783)	(11.2)
Customer deposits **	65,934	75,162	(9,228)	(12.3)
Marketable debt securities **	19,898	21,850	(1,951)	(8.9)
Subordinated debt **	4,585	4,438	147	3.3
Insurance liabilities	—	—	—	—
Due to credit institutions **	13,824	18,084	(4,260)	(23.6)
Other liabilities	25,066	24,354	713	2.9
Shareholders’ equity ***	11,789	14,992	(3,203)	(21.4)
Other managed and marketed customer funds	45,749	45,783	(35)	(0.1)
Mutual funds	42,602	42,227	375	0.9
Pension funds	—	0	(0)	(100.0)
Managed portfolios	3,147	3,556	(409)	(11.5)
Managed and marketed customer funds	136,165	147,233	(11,068)	(7.5)

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year

Ratios (%) and other data
ROE	12.58	14.26	(1.68 p. )
Efficiency ratio (with amortisations)	39.7	35.9	3.8 p.
NPL ratio	5.74	6.90	(1.16 p. )
NPL coverage	95.2	90.4	4.8 p.
Number of employees	48,312	53,129	(4,817)	(9.1)
Number of branches	3,489	3,727	(238)	(6.4)

Brazil

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	2,801	2,712	2,266	2,287	2,199
Net fees	762	772	633	705	629
Gains (losses) on financial transactions	215	62	203	60	17
Other operating income *	3	6	12	19	7
Gross income	3,781	3,552	3,115	3,070	2,851
Operating expenses	(1,359)	(1,356)	(1,263)	(1,346)	(1,133)
General administrative expenses	(1,207)	(1,202)	(1,127)	(1,207)	(1,006)
Personnel	(674)	(647)	(597)	(645)	(550)
Other general administrative expenses	(534)	(555)	(530)	(561)	(456)
Depreciation and amortisation	(152)	(154)	(136)	(139)	(127)
Net operating income	2,422	2,196	1,852	1,724	1,719
Net loan-loss provisions	(1,471)	(1,372)	(1,065)	(985)	(905)
Other income	(78)	(133)	(126)	(162)	(143)
Profit before taxes	873	691	661	577	671
Tax on profit	(221)	(165)	(192)	(185)	(202)
Profit from continuing operations	652	525	469	392	469
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	652	525	469	392	469
Minority interests	154	105	111	91	106
Attributable profit to the Group	499	420	358	301	364

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14
Balance sheet
Customer loans **	77,918	71,296	69,395	66,446	68,518
Trading portfolio (w/o loans)	11,824	12,276	11,663	10,321	11,314
Available-for-sale financial assets	16,766	14,848	12,273	14,175	19,790
Due from credit institutions **	15,402	11,171	11,681	14,734	9,048
Intangible assets and property and equipment	3,330	2,965	2,863	2,793	2,797
Other assets	33,640	32,258	31,265	25,456	29,629
Total assets/liabilities & shareholders’ equity	158,880	144,814	139,140	133,925	141,097
Customer deposits **	75,162	69,199	65,801	61,490	65,934
Marketable debt securities **	21,850	21,453	20,000	20,002	19,898
Subordinated debt **	4,438	3,130	2,858	2,734	4,585
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	18,084	14,571	14,601	12,929	13,824
Other liabilities	24,354	23,075	23,286	25,229	25,066
Shareholders’ equity ***	14,992	13,386	12,595	11,542	11,789
Other managed and marketed customer funds	45,783	41,585	45,571	42,640	45,749
Mutual funds	42,227	38,469	42,445	39,675	42,602
Pension funds	0	—	—	—	—
Managed portfolios	3,556	3,116	3,126	2,965	3,147
Managed and marketed customer funds	147,233	135,368	134,230	126,866	136,165
(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year

Other information
NPL ratio	6.90	6.49	6.12	5.64	5.74
NPL coverage	90.4	91.3	92.0	95.1	95.2
Cost of credit	7.46	7.07	6.72	6.34	5.82

Spread (Retail Banking)	13.81	13.26	12.77	12.77	12.66
Loan spreads	13.09	12.51	11.93	11.82	11.76
Deposit spreads	0.72	0.75	0.84	0.95	0.90

Brazil

Constant EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	2,199	2,279	(80)	(3.5)
Net fees	629	620	9	1.5
Gains (losses) on financial transactions	17	175	(159)	(90.6)
Other operating income *	7	2	4	167.0
Gross income	2,851	3,076	(225)	(7.3)
Operating expenses	(1,133)	(1,106)	(27)	2.4
General administrative expenses	(1,006)	(982)	(24)	2.4
Personnel	(550)	(548)	(2)	0.3
Other general administrative expenses	(456)	(434)	(22)	5.1
Depreciation and amortisation	(127)	(124)	(3)	2.7
Net operating income	1,719	1,971	(252)	(12.8)
Net loan-loss provisions	(905)	(1,197)	292	(24.4)
Other income	(143)	(63)	(79)	125.3
Profit before taxes	671	710	(39)	(5.5)
Tax on profit	(202)	(180)	(23)	12.6
Profit from continuing operations	469	531	(62)	(11.6)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	469	531	(62)	(11.6)
Minority interests	106	125	(20)	(15.7)
Attributable profit to the Group	364	406	(42)	(10.4)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.14	31.03.13	Amount	%
Balance sheet
Customer loans **	68,518	64,034	4,484	7.0
Trading portfolio (w/o loans)	11,314	9,717	1,597	16.4
Available-for-sale financial assets	19,790	13,779	6,012	43.6
Due from credit institutions **	9,048	12,657	(3,609)	(28.5)
Intangible assets and property and equipment	2,797	2,737	60	2.2
Other assets	29,629	27,645	1,983	7.2
Total assets/liabilities & shareholders’ equity	141,097	130,570	10,527	8.1
Customer deposits **	65,934	61,769	4,165	6.7
Marketable debt securities **	19,898	17,956	1,942	10.8
Subordinated debt **	4,585	3,647	938	25.7
Insurance liabilities	—	—	—	—
Due to credit institutions **	13,824	14,862	(1,038)	(7.0)
Other liabilities	25,066	20,014	5,052	25.2
Shareholders’ equity ***	11,789	12,321	(531)	(4.3)
Other managed and marketed customer funds	45,749	37,625	8,123	21.6
Mutual funds	42,602	34,703	7,899	22.8
Pension funds	—	0	(0)	(100.0)
Managed portfolios	3,147	2,922	224	7.7
Managed and marketed customer funds	136,165	120,998	15,167	12.5

(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Brazil

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	2,279	2,255	2,139	2,189	2,199
Net fees	620	641	597	669	629
Gains (losses) on financial transactions	175	53	184	63	17
Other operating income *	2	5	11	17	7
Gross income	3,076	2,954	2,931	2,939	2,851
Operating expenses	(1,106)	(1,127)	(1,179)	(1,275)	(1,133)
General administrative expenses	(982)	(999)	(1,052)	(1,142)	(1,006)
Personnel	(548)	(538)	(559)	(612)	(550)
Other general administrative expenses	(434)	(461)	(493)	(531)	(456)
Depreciation and amortisation	(124)	(128)	(127)	(133)	(127)
Net operating income	1,971	1,827	1,752	1,664	1,719
Net loan-loss provisions	(1,197)	(1,141)	(1,014)	(956)	(905)
Other income	(63)	(110)	(116)	(150)	(143)
Profit before taxes	710	576	623	558	671
Tax on profit	(180)	(138)	(178)	(176)	(202)
Profit from continuing operations	531	438	444	382	469
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	531	438	444	382	469
Minority interests	125	88	104	89	106
Attributable profit to the Group	406	350	340	293	364

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14
Balance sheet
Customer loans **	64,034	65,878	67,464	69,208	68,518
Trading portfolio (w/o loans)	9,717	11,343	11,339	10,750	11,314
Available-for-sale financial assets	13,779	13,720	11,932	14,764	19,790
Due from credit institutions **	12,657	10,322	11,356	15,347	9,048
Intangible assets and property and equipment	2,737	2,739	2,784	2,909	2,797
Other assets	27,645	29,806	30,395	26,514	29,629
Total assets/liabilities & shareholders’ equity	130,570	133,808	135,270	139,491	141,097
Customer deposits **	61,769	63,940	63,970	64,046	65,934
Marketable debt securities **	17,956	19,822	19,444	20,833	19,898
Subordinated debt **	3,647	2,892	2,779	2,848	4,585
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	14,862	13,463	14,195	13,466	13,824
Other liabilities	20,014	21,321	22,638	26,277	25,066
Shareholders’ equity ***	12,321	12,369	12,245	12,021	11,789
Other managed and marketed customer funds	37,625	38,425	44,304	44,412	45,749
Mutual funds	34,703	35,545	41,265	41,324	42,602
Pension funds	0	—	—	—	—
Managed portfolios	2,922	2,879	3,039	3,088	3,147
Managed and marketed customer funds	120,998	125,080	130,496	132,139	136,165

(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Mexico

EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	509	516	(7)	(1.4)
Net fees	190	208	(19)	(9.0)
Gains (losses) on financial transactions	27	54	(27)	(50.2)
Other operating income *	(12)	(8)	(4)	53.0
Gross income	713	770	(57)	(7.4)
Operating expenses	(307)	(299)	(8)	2.6
General administrative expenses	(273)	(268)	(5)	1.9
Personnel	(142)	(147)	5	(3.2)
Other general administrative expenses	(131)	(122)	(10)	8.1
Depreciation and amortisation	(33)	(30)	(3)	9.3
Net operating income	407	472	(65)	(13.8)
Net loan-loss provisions	(179)	(142)	(37)	25.8
Other income	(2)	26	(27)	—
Profit before taxes	226	355	(129)	(36.3)
Tax on profit	(48)	(40)	(8)	19.7
Profit from continuing operations	178	315	(137)	(43.5)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	178	315	(137)	(43.5)
Minority interests	40	74	(34)	(45.7)
Attributable profit to the Group	138	241	(103)	(42.8)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.14	31.03.13	Amount	%
Balance sheet
Customer loans **	22,381	23,279	(898)	(3.9)
Trading portfolio (w/o loans)	11,293	14,661	(3,367)	(23.0)
Available-for-sale financial assets	3,475	2,386	1,089	45.6
Due from credit institutions **	8,347	12,927	(4,580)	(35.4)
Intangible assets and property and equipment	395	400	(5)	(1.3)
Other assets	5,637	5,131	505	9.8
Total assets/liabilities & shareholders’ equity	51,529	58,785	(7,256)	(12.3)
Customer deposits **	25,592	26,014	(423)	(1.6)
Marketable debt securities **	2,496	3,642	(1,147)	(31.5)
Subordinated debt **	946	—	946	—
Insurance liabilities	—	—	—	—
Due to credit institutions **	5,922	8,085	(2,163)	(26.8)
Other liabilities	12,808	16,580	(3,772)	(22.7)
Shareholders’ equity ***	3,765	4,463	(698)	(15.6)
Other managed and marketed customer funds	11,016	11,300	(284)	(2.5)
Mutual funds	11,016	11,300	(284)	(2.5)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	40,049	40,957	(907)	(2.2)
(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year

Ratios (%) and other data
ROE	15.77	23.98	(8.20 p. )
Efficiency ratio (with amortisations)	43.0	38.8	4.2 p.
NPL ratio	3.62	1.92	1.70 p.
NPL coverage	98.6	157.1	(58.5 p. )
Number of employees	14,837	14,026	811	5.8
Number of branches	1,279	1,193	86	7.2

Mexico

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	516	541	533	531	509
Net fees	208	189	197	188	190
Gains (losses) on financial transactions	54	59	31	(3)	27
Other operating income *	(8)	5	(10)	(11)	(12)
Gross income	770	795	751	705	713
Operating expenses	(299)	(304)	(307)	(315)	(307)
General administrative expenses	(268)	(272)	(277)	(288)	(273)
Personnel	(147)	(151)	(155)	(141)	(142)
Other general administrative expenses	(122)	(121)	(122)	(148)	(131)
Depreciation and amortisation	(30)	(33)	(30)	(27)	(33)
Net operating income	472	490	444	390	407
Net loan-loss provisions	(142)	(184)	(257)	(218)	(179)
Other income	26	(2)	(3)	(4)	(2)
Profit before taxes	355	305	184	168	226
Tax on profit	(40)	(42)	(22)	25	(48)
Profit from continuing operations	315	263	162	193	178
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	315	263	162	193	178
Minority interests	74	63	39	44	40
Attributable profit to the Group	241	199	123	149	138

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14
Balance sheet
Customer loans **	23,279	22,440	21,007	22,269	22,381
Trading portfolio (w/o loans)	14,661	12,644	10,306	8,685	11,293
Available-for-sale financial assets	2,386	3,192	3,116	3,387	3,475
Due from credit institutions **	12,927	5,857	7,518	7,975	8,347
Intangible assets and property and equipment	400	380	377	402	395
Other assets	5,131	4,774	4,931	5,681	5,637
Total assets/liabilities & shareholders’ equity	58,785	49,287	47,254	48,398	51,529
Customer deposits **	26,014	26,497	25,783	24,663	25,592
Marketable debt securities **	3,642	3,214	2,456	2,896	2,496
Subordinated debt **	—	—	—	931	946
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	8,085	4,828	4,472	5,494	5,922
Other liabilities	16,580	10,676	11,028	11,601	12,808
Shareholders’ equity ***	4,463	4,072	3,515	2,814	3,765
Other managed and marketed customer funds	11,300	10,789	10,293	10,349	11,016
Mutual funds	11,300	10,789	10,293	10,349	11,016
Pension funds	—	—	—	0	—
Managed portfolios	—	—	—	—	—
Managed and marketed customer funds	40,957	40,500	38,532	38,838	40,049
(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year

Other information
NPL ratio	1.92	2.20	3.58	3.66	3.62
NPL coverage	157.1	142.7	99.0	97.5	98.6
Cost of credit	2.46	2.73	3.27	3.47	3.59

Spread (Retail Banking)	10.32	10.05	9.90	9.74	9.69
Loan spreads	8.46	8.41	8.34	8.23	8.17
Deposit spreads	1.86	1.64	1.56	1.51	1.52

Mexico

Constant EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	509	476	34	7.1
Net fees	190	192	(2)	(1.2)
Gains (losses) on financial transactions	27	49	(23)	(45.9)
Other operating income *	(12)	(7)	(5)	66.2
Gross income	713	709	4	0.5
Operating expenses	(307)	(275)	(31)	11.4
General administrative expenses	(273)	(247)	(26)	10.6
Personnel	(142)	(135)	(7)	5.1
Other general administrative expenses	(131)	(112)	(19)	17.3
Depreciation and amortisation	(33)	(28)	(5)	18.7
Net operating income	407	434	(28)	(6.4)
Net loan-loss provisions	(179)	(131)	(48)	36.6
Other income	(2)	24	(25)	—
Profit before taxes	226	327	(101)	(30.8)
Tax on profit	(48)	(37)	(11)	30.0
Profit from continuing operations	178	290	(112)	(38.6)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	178	290	(112)	(38.6)
Minority interests	40	68	(28)	(41.0)
Attributable profit to the Group	138	222	(84)	(37.9)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.14	31.03.13	Amount	%
Balance sheet
Customer loans **	22,381	20,436	1,945	9.5
Trading portfolio (w/o loans)	11,293	12,870	(1,577)	(12.3)
Available-for-sale financial assets	3,475	2,095	1,380	65.9
Due from credit institutions **	8,347	11,349	(3,001)	(26.4)
Intangible assets and property and equipment	395	352	44	12.4
Other assets	5,637	4,505	1,132	25.1
Total assets/liabilities & shareholders’ equity	51,529	51,605	(77)	(0.1)
Customer deposits **	25,592	22,837	2,754	12.1
Marketable debt securities **	2,496	3,197	(702)	(21.9)
Subordinated debt **	946	—	946	—
Insurance liabilities	—	—	—	—
Due to credit institutions **	5,922	7,098	(1,175)	(16.6)
Other liabilities	12,808	14,555	(1,747)	(12.0)
Shareholders’ equity ***	3,765	3,918	(153)	(3.9)
Other managed and marketed customer funds	11,016	9,920	1,096	11.0
Mutual funds	11,016	9,920	1,096	11.0
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	40,049	35,955	4,095	11.4

(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Mexico

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	476	485	502	518	509
Net fees	192	170	186	184	190
Gains (losses) on financial transactions	49	53	30	(1)	27
Other operating income *	(7)	5	(9)	(10)	(12)
Gross income	709	713	709	691	713
Operating expenses	(275)	(273)	(289)	(307)	(307)
General administrative expenses	(247)	(243)	(261)	(280)	(273)
Personnel	(135)	(135)	(146)	(138)	(142)
Other general administrative expenses	(112)	(108)	(115)	(143)	(131)
Depreciation and amortisation	(28)	(30)	(28)	(26)	(33)
Net operating income	434	440	419	384	407
Net loan-loss provisions	(131)	(165)	(240)	(212)	(179)
Other income	24	(2)	(3)	(3)	(2)
Profit before taxes	327	273	176	169	226
Tax on profit	(37)	(38)	(21)	22	(48)
Profit from continuing operations	290	235	156	191	178
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	290	235	156	191	178
Minority interests	68	57	37	44	40
Attributable profit to the Group	222	178	118	147	138

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14
Balance sheet
Customer loans **	20,436	21,227	20,810	22,342	22,381
Trading portfolio (w/o loans)	12,870	11,961	10,209	8,713	11,293
Available-for-sale financial assets	2,095	3,019	3,086	3,397	3,475
Due from credit institutions **	11,349	5,540	7,448	8,000	8,347
Intangible assets and property and equipment	352	360	374	403	395
Other assets	4,505	4,516	4,885	5,699	5,637
Total assets/liabilities & shareholders’ equity	51,605	46,624	46,812	48,555	51,529
Customer deposits **	22,837	25,066	25,542	24,743	25,592
Marketable debt securities **	3,197	3,040	2,433	2,905	2,496
Subordinated debt **	—	—	—	934	946
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	7,098	4,567	4,430	5,511	5,922
Other liabilities	14,555	10,099	10,925	11,638	12,808
Shareholders’ equity ***	3,918	3,852	3,482	2,823	3,765
Other managed and marketed customer funds	9,920	10,206	10,197	10,382	11,016
Mutual funds	9,920	10,206	10,197	10,382	11,016
Pension funds	—	—	—	0	—
Managed portfolios	—	—	—	—	—
Managed and marketed customer funds	35,955	38,311	38,172	38,964	40,049

(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Chile

EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	408	410	(2)	(0.4)
Net fees	81	102	(21)	(20.3)
Gains (losses) on financial transactions	39	31	8	24.5
Other operating income *	5	7	(3)	(38.9)
Gross income	533	550	(18)	(3.2)
Operating expenses	(201)	(232)	31	(13.2)
General administrative expenses	(180)	(203)	23	(11.1)
Personnel	(108)	(124)	16	(13.2)
Other general administrative expenses	(72)	(78)	6	(7.9)
Depreciation and amortisation	(21)	(29)	8	(27.4)
Net operating income	332	319	13	4.0
Net loan-loss provisions	(116)	(155)	39	(24.9)
Other income	(7)	(1)	(6)	483.9
Profit before taxes	209	163	46	28.1
Tax on profit	(33)	(15)	(18)	115.2
Profit from continuing operations	176	148	28	19.0
Net profit from discontinued operations	—	—	—	—
Consolidated profit	176	148	28	19.0
Minority interests	53	44	9	20.0
Attributable profit to the Group	123	103	19	18.6

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.14	31.03.13	Amount	%
Balance sheet
Customer loans **	27,993	31,615	(3,622)	(11.5)
Trading portfolio (w/o loans)	1,764	1,549	215	13.9
Available-for-sale financial assets	2,454	3,133	(679)	(21.7)
Due from credit institutions **	2,922	3,720	(797)	(21.4)
Intangible assets and property and equipment	313	376	(63)	(16.7)
Other assets	2,562	2,764	(201)	(7.3)
Total assets/liabilities & shareholders’ equity	38,009	43,156	(5,147)	(11.9)
Customer deposits **	20,436	23,224	(2,788)	(12.0)
Marketable debt securities **	5,399	6,461	(1,062)	(16.4)
Subordinated debt **	1,110	1,164	(54)	(4.6)
Insurance liabilities	—	—	—	—
Due to credit institutions **	4,548	5,284	(736)	(13.9)
Other liabilities	4,041	4,174	(133)	(3.2)
Shareholders’ equity ***	2,476	2,849	(373)	(13.1)
Other managed and marketed customer funds	5,864	6,286	(422)	(6.7)
Mutual funds	4,427	4,844	(416)	(8.6)
Pension funds	—	—	—	—
Managed portfolios	1,437	1,442	(6)	(0.4)
Managed and marketed customer funds	32,808	37,135	(4,327)	(11.7)
(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year

Ratios (%) and other data
ROE	20.55	15.93	4.62 p.
Efficiency ratio (with amortisations)	37.7	42.1	(4.3 p. )
NPL ratio	5.99	5.51	0.48 p.
NPL coverage	50.7	53.9	(3.2 p. )
Number of employees	12,104	12,228	(124)	(1.0)
Number of branches	485	495	(10)	(2.0)

Chile

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	410	406	446	434	408
Net fees	102	96	87	87	81
Gains (losses) on financial transactions	31	53	38	45	39
Other operating income *	7	5	2	(0)	5
Gross income	550	560	573	566	533
Operating expenses	(232)	(245)	(231)	(218)	(201)
General administrative expenses	(203)	(219)	(203)	(194)	(180)
Personnel	(124)	(136)	(126)	(121)	(108)
Other general administrative expenses	(78)	(83)	(78)	(73)	(72)
Depreciation and amortisation	(29)	(27)	(27)	(24)	(21)
Net operating income	319	314	342	348	332
Net loan-loss provisions	(155)	(147)	(153)	(142)	(116)
Other income	(1)	3	6	(4)	(7)
Profit before taxes	163	170	194	203	209
Tax on profit	(15)	(30)	(28)	(34)	(33)
Profit from continuing operations	148	140	166	169	176
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	148	140	166	169	176
Minority interests	44	43	50	50	53
Attributable profit to the Group	103	97	116	119	123

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14
Balance sheet
Customer loans **	31,615	30,085	29,697	28,783	27,993
Trading portfolio (w/o loans)	1,549	1,470	1,086	1,388	1,764
Available-for-sale financial assets	3,133	2,368	2,485	2,385	2,454
Due from credit institutions **	3,720	3,122	2,888	2,599	2,922
Intangible assets and property and equipment	376	341	324	327	313
Other assets	2,764	2,661	3,274	3,072	2,562
Total assets/liabilities & shareholders’ equity	43,156	40,046	39,753	38,553	38,009
Customer deposits **	23,224	21,961	22,076	20,988	20,436
Marketable debt securities **	6,461	6,026	5,949	6,022	5,399
Subordinated debt **	1,164	1,039	1,005	1,147	1,110
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	5,284	4,691	4,615	4,253	4,548
Other liabilities	4,174	4,015	3,894	4,021	4,041
Shareholders’ equity ***	2,849	2,313	2,213	2,122	2,476
Other managed and marketed customer funds	6,286	5,686	5,670	5,469	5,864
Mutual funds	4,844	4,349	4,290	4,067	4,427
Pension funds	—	—	—	—	—
Managed portfolios	1,442	1,337	1,380	1,402	1,437
Managed and marketed customer funds	37,135	34,712	34,700	33,626	32,808
(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year

Other information
NPL ratio	5.51	5.81	6.00	5.91	5.99
NPL coverage	53.9	49.9	49.7	51.1	50.7
Cost of credit	1.95	2.00	1.96	1.92	1.82

Spread (Retail Banking)	6.70	6.74	6.43	6.29	6.33
Loan spreads	4.31	4.27	4.01	3.98	3.98
Deposit spreads	2.39	2.47	2.42	2.31	2.35

Chile

Constant EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	408	338	70	20.6
Net fees	81	84	(3)	(3.5)
Gains (losses) on financial transactions	39	26	13	50.7
Other operating income *	5	6	(2)	(26.1)
Gross income	533	454	78	17.2
Operating expenses	(201)	(191)	(10)	5.1
General administrative expenses	(180)	(167)	(13)	7.6
Personnel	(108)	(103)	(5)	5.2
Other general administrative expenses	(72)	(65)	(7)	11.5
Depreciation and amortisation	(21)	(24)	3	(12.1)
Net operating income	332	263	68	26.0
Net loan-loss provisions	(116)	(128)	12	(9.1)
Other income	(7)	(1)	(6)	607.1
Profit before taxes	209	135	74	55.2
Tax on profit	(33)	(13)	(20)	160.6
Profit from continuing operations	176	122	54	44.2
Net profit from discontinued operations	—	—	—	—
Consolidated profit	176	122	54	44.2
Minority interests	53	37	17	45.3
Attributable profit to the Group	123	85	37	43.7

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.14	31.03.13	Amount	%
Balance sheet
Customer loans **	27,993	25,065	2,929	11.7
Trading portfolio (w/o loans)	1,764	1,228	536	43.7
Available-for-sale financial assets	2,454	2,484	(30)	(1.2)
Due from credit institutions **	2,922	2,949	(27)	(0.9)
Intangible assets and property and equipment	313	298	15	5.0
Other assets	2,562	2,191	371	16.9
Total assets/liabilities & shareholders’ equity	38,009	34,214	3,794	11.1
Customer deposits **	20,436	18,412	2,023	11.0
Marketable debt securities **	5,399	5,122	276	5.4
Subordinated debt **	1,110	923	187	20.3
Insurance liabilities	—	—	—	—
Due to credit institutions **	4,548	4,189	359	8.6
Other liabilities	4,041	3,309	732	22.1
Shareholders’ equity ***	2,476	2,259	217	9.6
Other managed and marketed customer funds	5,864	4,983	880	17.7
Mutual funds	4,427	3,840	587	15.3
Pension funds	—	—	—	—
Managed portfolios	1,437	1,143	293	25.6
Managed and marketed customer funds	32,808	29,441	3,367	11.4

(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Chile

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	338	340	395	401	408
Net fees	84	80	77	81	81
Gains (losses) on financial transactions	26	44	34	42	39
Other operating income *	6	5	2	(0)	5
Gross income	454	469	508	524	533
Operating expenses	(191)	(205)	(205)	(203)	(201)
General administrative expenses	(167)	(183)	(181)	(180)	(180)
Personnel	(103)	(114)	(112)	(112)	(108)
Other general administrative expenses	(65)	(69)	(69)	(68)	(72)
Depreciation and amortisation	(24)	(22)	(24)	(23)	(21)
Net operating income	263	263	302	321	332
Net loan-loss provisions	(128)	(123)	(136)	(132)	(116)
Other income	(1)	3	5	(3)	(7)
Profit before taxes	135	142	171	186	209
Tax on profit	(13)	(25)	(24)	(31)	(33)
Profit from continuing operations	122	117	147	155	176
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	122	117	147	155	176
Minority interests	37	36	44	46	53
Attributable profit to the Group	85	81	102	109	123

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14
Balance sheet
Customer loans **	25,065	26,092	26,588	27,342	27,993
Trading portfolio (w/o loans)	1,228	1,275	972	1,319	1,764
Available-for-sale financial assets	2,484	2,053	2,224	2,265	2,454
Due from credit institutions **	2,949	2,708	2,585	2,469	2,922
Intangible assets and property and equipment	298	295	290	310	313
Other assets	2,191	2,308	2,931	2,918	2,562
Total assets/liabilities & shareholders’ equity	34,214	34,731	35,591	36,624	38,009
Customer deposits **	18,412	19,046	19,764	19,937	20,436
Marketable debt securities **	5,122	5,227	5,326	5,720	5,399
Subordinated debt **	923	901	900	1,090	1,110
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	4,189	4,069	4,132	4,040	4,548
Other liabilities	3,309	3,482	3,486	3,820	4,041
Shareholders’ equity ***	2,259	2,006	1,982	2,016	2,476
Other managed and marketed customer funds	4,983	4,931	5,076	5,195	5,864
Mutual funds	3,840	3,772	3,840	3,863	4,427
Pension funds	—	—	—	—	—
Managed portfolios	1,143	1,159	1,236	1,332	1,437
Managed and marketed customer funds	29,441	30,106	31,067	31,943	32,808

(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

USA

EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	1,098	988	110	11.1
Net fees	164	139	24	17.5
Gains (losses) on financial transactions	28	50	(21)	(43.2)
Other operating income *	16	(12)	28	—
Gross income	1,306	1,165	141	12.1
Operating expenses	(476)	(444)	(32)	7.2
General administrative expenses	(417)	(404)	(13)	3.2
Personnel	(235)	(234)	(1)	0.4
Other general administrative expenses	(182)	(170)	(12)	7.0
Depreciation and amortisation	(60)	(40)	(19)	47.3
Net operating income	830	721	109	15.2
Net loan-loss provisions	(547)	(256)	(291)	114.0
Other income	(2)	(10)	8	(77.7)
Profit before taxes	281	455	(174)	(38.2)
Tax on profit	(79)	(142)	63	(44.1)
Profit from continuing operations	202	313	(111)	(35.5)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	202	313	(111)	(35.5)
Minority interests	44	61	(17)	(28.1)
Attributable profit to the Group	158	252	(94)	(37.4)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.14	31.03.13	Amount	%
Balance sheet
Customer loans **	59,088	59,339	(251)	(0.4)
Trading portfolio (w/o loans)	127	358	(231)	(64.7)
Available-for-sale financial assets	8,971	14,459	(5,489)	(38.0)
Due from credit institutions **	2,065	1,964	101	5.1
Intangible assets and property and equipment	3,245	659	2,586	392.3
Other assets	5,144	4,625	519	11.2
Total assets/liabilities & shareholders’ equity	78,639	81,404	(2,765)	(3.4)
Customer deposits **	39,551	43,732	(4,181)	(9.6)
Marketable debt securities **	12,436	11,135	1,301	11.7
Subordinated debt **	683	2,016	(1,333)	(66.1)
Insurance liabilities	—	—	—	—
Due to credit institutions **	12,053	12,513	(459)	(3.7)
Other liabilities	4,725	3,425	1,299	37.9
Shareholders’ equity ***	9,192	8,585	608	7.1
Other managed and marketed customer funds	5,356	6,303	(946)	(15.0)
Mutual funds	843	1,360	(517)	(38.0)
Pension funds	—	—	—	—
Managed portfolios	4,514	4,943	(429)	(8.7)
Managed and marketed customer funds	58,025	63,184	(5,159)	(8.2)
(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year

Ratios (%) and other data
ROE	7.54	12.53	(4.99 p. )
Efficiency ratio (with amortisations)	36.5	38.1	(1.7 p. )
NPL ratio	2.88	3.01	(0.13 p. )
NPL coverage	163.3	149.6	13.7 p.
Number of employees	15,436	14,501	935	6.4
Number of branches	815	836	(21)	(2.5)

USA

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	988	1,047	1,078	1,059	1,098
Net fees	139	146	154	160	164
Gains (losses) on financial transactions	50	17	(10)	39	28
Other operating income *	(12)	(5)	3	8	16
Gross income	1,165	1,205	1,225	1,267	1,306
Operating expenses	(444)	(464)	(481)	(498)	(476)
General administrative expenses	(404)	(420)	(432)	(450)	(417)
Personnel	(234)	(246)	(244)	(235)	(235)
Other general administrative expenses	(170)	(174)	(188)	(215)	(182)
Depreciation and amortisation	(40)	(43)	(49)	(48)	(60)
Net operating income	721	741	744	769	830
Net loan-loss provisions	(256)	(353)	(424)	(487)	(547)
Other income	(10)	(19)	(29)	(27)	(2)
Profit before taxes	455	369	291	255	281
Tax on profit	(142)	(102)	(74)	(78)	(79)
Profit from continuing operations	313	268	217	177	202
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	313	268	217	177	202
Minority interests	61	44	41	27	44
Attributable profit to the Group	252	224	175	150	158

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14
Balance sheet
Customer loans **	59,339	58,708	58,214	57,374	59,088
Trading portfolio (w/o loans)	358	249	210	149	127
Available-for-sale financial assets	14,459	11,399	9,106	8,978	8,971
Due from credit institutions **	1,964	1,679	1,878	1,649	2,065
Intangible assets and property and equipment	659	977	1,553	2,144	3,245
Other assets	4,625	6,367	6,582	6,474	5,144
Total assets/liabilities & shareholders’ equity	81,404	79,380	77,542	76,768	78,639
Customer deposits **	43,732	41,639	39,977	39,206	39,551
Marketable debt securities **	11,135	10,811	12,277	11,989	12,436
Subordinated debt **	2,016	1,970	1,818	1,225	683
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	12,513	13,384	11,852	11,966	12,053
Other liabilities	3,425	3,366	3,545	4,464	4,725
Shareholders’ equity ***	8,585	8,209	8,072	7,918	9,192
Other managed and marketed customer funds	6,303	6,271	5,558	5,392	5,356
Mutual funds	1,360	1,429	886	807	843
Pension funds	—	—	—	—	—
Managed portfolios	4,943	4,842	4,672	4,585	4,514
Managed and marketed customer funds	63,184	60,691	59,630	57,811	58,025
(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year

Other information
NPL ratio	3.01	2.96	3.04	3.09	2.88
NPL coverage	149.6	156.5	148.9	148.1	163.3
Cost of credit	1.89	1.95	2.17	2.48	2.94

Spread (Retail Banking)	2.85	2.85	3.09	2.90	3.17
Loan spreads	2.51	2.52	2.52	2.49	2.44
Deposit spreads	0.34	0.33	0.57	0.41	0.73

USA

Constant EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	1,098	952	146	15.3
Net fees	164	134	29	21.9
Gains (losses) on financial transactions	28	48	(20)	(41.1)
Other operating income *	16	(12)	28	—
Gross income	1,306	1,123	183	16.3
Operating expenses	(476)	(428)	(48)	11.2
General administrative expenses	(417)	(389)	(27)	7.1
Personnel	(235)	(225)	(9)	4.2
Other general administrative expenses	(182)	(164)	(18)	11.0
Depreciation and amortisation	(60)	(39)	(21)	52.8
Net operating income	830	695	135	19.4
Net loan-loss provisions	(547)	(246)	(300)	122.0
Other income	(2)	(10)	8	(76.8)
Profit before taxes	281	439	(158)	(35.9)
Tax on profit	(79)	(137)	57	(42.0)
Profit from continuing operations	202	302	(100)	(33.1)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	202	302	(100)	(33.1)
Minority interests	44	59	(15)	(25.4)
Attributable profit to the Group	158	243	(85)	(35.0)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.14	31.03.13	Amount	%
Balance sheet
Customer loans **	59,088	55,108	3,980	7.2
Trading portfolio (w/o loans)	127	332	(206)	(61.9)
Available-for-sale financial assets	8,971	13,429	(4,458)	(33.2)
Due from credit institutions **	2,065	1,824	241	13.2
Intangible assets and property and equipment	3,245	612	2,633	430.1
Other assets	5,144	4,295	848	19.8
Total assets/liabilities & shareholders’ equity	78,639	75,601	3,038	4.0
Customer deposits **	39,551	40,614	(1,063)	(2.6)
Marketable debt securities **	12,436	10,341	2,095	20.3
Subordinated debt **	683	1,872	(1,189)	(63.5)
Insurance liabilities	—	—	—	—
Due to credit institutions **	12,053	11,620	433	3.7
Other liabilities	4,725	3,181	1,544	48.5
Shareholders’ equity ***	9,192	7,973	1,220	15.3
Other managed and marketed customer funds	5,356	5,853	(497)	(8.5)
Mutual funds	843	1,263	(420)	(33.3)
Pension funds	—	—	—	—
Managed portfolios	4,514	4,590	(76)	(1.7)
Managed and marketed customer funds	58,025	58,680	(654)	(1.1)

(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

USA

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	952	998	1,042	1,051	1,098
Net fees	134	139	149	159	164
Gains (losses) on financial transactions	48	16	(9)	38	28
Other operating income *	(12)	(5)	3	8	16
Gross income	1,123	1,149	1,184	1,256	1,306
Operating expenses	(428)	(442)	(465)	(493)	(476)
General administrative expenses	(389)	(401)	(417)	(446)	(417)
Personnel	(225)	(235)	(235)	(233)	(235)
Other general administrative expenses	(164)	(166)	(182)	(213)	(182)
Depreciation and amortisation	(39)	(41)	(48)	(47)	(60)
Net operating income	695	707	719	763	830
Net loan-loss provisions	(246)	(337)	(410)	(480)	(547)
Other income	(10)	(18)	(28)	(27)	(2)
Profit before taxes	439	351	282	256	281
Tax on profit	(137)	(97)	(72)	(78)	(79)
Profit from continuing operations	302	255	210	178	202
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	302	255	210	178	202
Minority interests	59	42	40	27	44
Attributable profit to the Group	243	213	170	150	158

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14
Balance sheet
Customer loans **	55,108	55,694	57,019	57,387	59,088
Trading portfolio (w/o loans)	332	236	205	149	127
Available-for-sale financial assets	13,429	10,814	8,919	8,980	8,971
Due from credit institutions **	1,824	1,592	1,839	1,649	2,065
Intangible assets and property and equipment	612	927	1,521	2,144	3,245
Other assets	4,295	6,040	6,446	6,475	5,144
Total assets/liabilities & shareholders’ equity	75,601	75,304	75,951	76,785	78,639
Customer deposits **	40,614	39,501	39,156	39,214	39,551
Marketable debt securities **	10,341	10,256	12,025	11,992	12,436
Subordinated debt **	1,872	1,869	1,781	1,225	683
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	11,620	12,697	11,609	11,968	12,053
Other liabilities	3,181	3,193	3,472	4,465	4,725
Shareholders’ equity ***	7,973	7,788	7,907	7,920	9,192
Other managed and marketed customer funds	5,853	5,949	5,444	5,393	5,356
Mutual funds	1,263	1,355	868	807	843
Pension funds	—	—	—	—	—
Managed portfolios	4,590	4,593	4,576	4,586	4,514
Managed and marketed customer funds	58,680	57,575	58,406	57,824	58,025

(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

USA

US$ million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	1,504	1,304	199	15.3
Net fees	224	184	40	21.9
Gains (losses) on financial transactions	39	66	(27)	(41.1)
Other operating income *	22	(16)	38	—
Gross income	1,789	1,538	251	16.3
Operating expenses	(652)	(586)	(66)	11.2
General administrative expenses	(571)	(533)	(38)	7.1
Personnel	(321)	(308)	(13)	4.2
Other general administrative expenses	(249)	(225)	(25)	11.0
Depreciation and amortisation	(82)	(53)	(28)	52.8
Net operating income	1,137	952	185	19.4
Net loan-loss provisions	(749)	(337)	(411)	122.0
Other income	(3)	(14)	11	(76.8)
Profit before taxes	385	601	(216)	(35.9)
Tax on profit	(108)	(187)	79	(42.0)
Profit from continuing operations	276	413	(137)	(33.1)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	276	413	(137)	(33.1)
Minority interests	60	81	(20)	(25.4)
Attributable profit to the Group	216	333	(117)	(35.0)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.14	31.03.13	Amount	%
Balance sheet
Customer loans **	81,470	75,983	5,487	7.2
Trading portfolio (w/o loans)	174	458	(284)	(61.9)
Available-for-sale financial assets	12,369	18,515	(6,147)	(33.2)
Due from credit institutions **	2,847	2,515	332	13.2
Intangible assets and property and equipment	4,475	844	3,631	430.1
Other assets	7,092	5,923	1,170	19.8
Total assets/liabilities & shareholders’ equity	108,427	104,238	4,189	4.0
Customer deposits **	54,532	55,998	(1,466)	(2.6)
Marketable debt securities **	17,146	14,258	2,888	20.3
Subordinated debt **	941	2,581	(1,640)	(63.5)
Insurance liabilities	—	—	—	—
Due to credit institutions **	16,619	16,022	597	3.7
Other liabilities	6,514	4,386	2,128	48.5
Shareholders’ equity ***	12,674	10,993	1,682	15.3
Other managed and marketed customer funds	7,385	8,070	(685)	(8.5)
Mutual funds	1,162	1,741	(580)	(33.3)
Pension funds	—	—	—	—
Managed portfolios	6,224	6,329	(105)	(1.7)
Managed and marketed customer funds	80,005	80,908	(902)	(1.1)

(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

USA

US$ million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	1,304	1,367	1,427	1,440	1,504
Net fees	184	191	204	218	224
Gains (losses) on financial transactions	66	22	(13)	52	39
Other operating income *	(16)	(7)	4	11	22
Gross income	1,538	1,573	1,622	1,721	1,789
Operating expenses	(586)	(605)	(637)	(676)	(652)
General administrative expenses	(533)	(549)	(571)	(611)	(571)
Personnel	(308)	(322)	(323)	(319)	(321)
Other general administrative expenses	(225)	(227)	(249)	(292)	(249)
Depreciation and amortisation	(53)	(57)	(65)	(65)	(82)
Net operating income	952	968	985	1,045	1,137
Net loan-loss provisions	(337)	(462)	(561)	(657)	(749)
Other income	(14)	(24)	(38)	(37)	(3)
Profit before taxes	601	481	386	351	385
Tax on profit	(187)	(132)	(98)	(107)	(108)
Profit from continuing operations	413	349	288	244	276
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	413	349	288	244	276
Minority interests	81	57	55	38	60
Attributable profit to the Group	333	292	233	206	216

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14
Balance sheet
Customer loans **	75,983	76,791	78,618	79,125	81,470
Trading portfolio (w/o loans)	458	326	283	205	174
Available-for-sale financial assets	18,515	14,910	12,298	12,382	12,369
Due from credit institutions **	2,515	2,196	2,536	2,274	2,847
Intangible assets and property and equipment	844	1,278	2,097	2,956	4,475
Other assets	5,923	8,328	8,888	8,928	7,092
Total assets/liabilities & shareholders’ equity	104,238	103,829	104,721	105,871	108,427
Customer deposits **	55,998	54,464	53,988	54,069	54,532
Marketable debt securities **	14,258	14,141	16,581	16,535	17,146
Subordinated debt **	2,581	2,577	2,456	1,689	941
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	16,022	17,506	16,007	16,502	16,619
Other liabilities	4,386	4,402	4,787	6,157	6,514
Shareholders’ equity ***	10,993	10,738	10,902	10,920	12,674
Other managed and marketed customer funds	8,070	8,202	7,506	7,436	7,385
Mutual funds	1,741	1,869	1,197	1,112	1,162
Pension funds	—	—	—	—	—
Managed portfolios	6,329	6,333	6,309	6,323	6,224
Managed and marketed customer funds	80,908	79,384	80,531	79,728	80,005

(**).- Including all on-balance sheet balances for this item

(***).- Not including profit of the year

Corporate Activities

EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	(534)	(576)	42	(7.3)
Net fees	(8)	(12)	4	(32.6)
Gains (losses) on financial transactions	302	231	71	30.7
Other operating income	16	35	(20)	(55.7)
Dividends	5	4	1	22.9
Income from equity-accounted method	0	(3)	3	—
Other operating income/expenses	10	34	(24)	(69.5)
Gross income	(224)	(322)	97	(30.2)
Operating expenses	(191)	(177)	(15)	8.3
General administrative expenses	(164)	(155)	(9)	5.7
Personnel	(67)	(68)	1	(0.9)
Other general administrative expenses	(97)	(88)	(10)	10.9
Depreciation and amortisation	(27)	(21)	(6)	26.7
Net operating income	(416)	(499)	83	(16.6)
Net loan-loss provisions	1	(29)	30	—
Other income	(72)	(66)	(6)	9.3
Ordinary profit before taxes	(487)	(594)	107	(18.0)
Tax on profit	79	51	28	55.8
Ordinary profit from continuing operations	(408)	(543)	135	(24.9)
Net profit from discontinued operations	—	—	—	—
Ordinary consolidated profit	(408)	(543)	135	(24.9)
Minority interests	(3)	(0)	(2)	572.6
Ordinary attributable profit to the Group	(405)	(543)	137	(25.3)
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	(405)	(543)	137	(25.3)

			Variation
	31.03.14	31.03.13	Amount	%
Balance sheet
Trading portfolio (w/o loans)	2,947	6,167	(3,221)	(52.2)
Available-for-sale financial assets	6,892	17,521	(10,628)	(60.7)
Investments	276	83	193	232.5
Goodwill	26,056	26,124	(68)	(0.3)
Liquidity lent to the Group	28,985	26,732	2,253	8.4
Capital assigned to Group areas	70,542	74,035	(3,493)	(4.7)
Other assets	49,007	72,248	(23,241)	(32.2)
Total assets/liabilities & shareholders’ equity	184,706	222,911	(38,204)	(17.1)
Customer deposits *	1,379	3,940	(2,561)	(65.0)
Marketable debt securities *	62,102	78,308	(16,206)	(20.7)
Subordinated debt	4,173	4,471	(298)	(6.7)
Other liabilities	32,724	55,239	(22,515)	(40.8)
Group capital and reserves **	84,328	80,953	3,376	4.2
Other managed and marketed customer funds	—	—	—	—
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	67,654	86,719	(19,065)	(22.0)
(*).- Including all on-balance sheet balances for this item (**).- Not including profit of the year

Resources
Number of employees	2,527	2,423	104	4.3

Corporate Activities

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	(576)	(507)	(523)	(617)	(534)
Net fees	(12)	(19)	(18)	(1)	(8)
Gains (losses) on financial transactions	231	359	331	265	302
Other operating income	35	29	47	39	16
Dividends	4	4	23	4	5
Income from equity-accounted method	(3)	(3)	(6)	1	0
Other operating income/expenses	34	27	30	34	10
Gross income	(322)	(138)	(163)	(314)	(224)
Operating expenses	(177)	(176)	(176)	(167)	(191)
General administrative expenses	(155)	(129)	(158)	(113)	(164)
Personnel	(68)	(63)	(37)	(53)	(67)
Other general administrative expenses	(88)	(66)	(120)	(60)	(97)
Depreciation and amortisation	(21)	(47)	(18)	(54)	(27)
Net operating income	(499)	(314)	(339)	(482)	(416)
Net loan-loss provisions	(29)	(189)	14	2	1
Other income	(66)	(89)	(124)	106	(72)
Ordinary profit before taxes	(594)	(591)	(448)	(374)	(487)
Tax on profit	51	71	17	(0)	79
Ordinary profit from continuing operations	(543)	(521)	(432)	(374)	(408)
Net profit from discontinued operations	—	—	—	(0)	—
Ordinary consolidated profit	(543)	(521)	(432)	(374)	(408)
Minority interests	(0)	(2)	(2)	11	(3)
Ordinary attributable profit to the Group	(543)	(519)	(430)	(384)	(405)
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	(543)	(519)	(430)	(384)	(405)

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14
Balance sheet
Trading portfolio (w/o loans)	6,167	5,291	4,772	2,743	2,947
Available-for-sale financial assets	17,521	22,492	18,655	10,676	6,892
Investments	83	206	237	477	276
Goodwill	26,124	24,910	24,729	24,254	26,056
Liquidity lent to the Group	26,732	30,605	23,866	17,712	28,985
Capital assigned to Group areas	74,035	70,103	67,927	65,088	70,542
Other assets	72,248	57,661	62,225	61,755	49,007
Total assets/liabilities & shareholders’ equity	222,911	211,269	202,411	182,704	184,706
Customer deposits*	3,940	7,658	4,916	2,851	1,379
Marketable debt securities*	78,308	73,211	69,149	64,470	62,102
Subordinated debt	4,471	4,412	4,593	3,871	4,173
Other liabilities	55,239	45,040	42,888	30,736	32,724
Group capital and reserves**	80,953	80,947	80,866	80,776	84,328
Other managed and marketed customer funds	—	—	—	—	—
Mutual funds	—	—	—	—	—
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Managed and marketed customer funds	86,719	85,282	78,657	71,192	67,654

(*).- Including all on-balance sheet balances for this item

(**).- Not including profit of the year

Retail Banking

EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	6,826	7,019	(193)	(2.8)
Net fees	1,855	1,995	(140)	(7.0)
Gains (losses) on financial transactions	107	372	(264)	(71.1)
Other operating income *	(81)	(108)	26	(24.3)
Gross income	8,707	9,279	(571)	(6.2)
Operating expenses	(4,022)	(4,265)	243	(5.7)
General administrative expenses	(3,523)	(3,778)	255	(6.7)
Personnel	(2,049)	(2,212)	163	(7.4)
Other general administrative expenses	(1,475)	(1,566)	92	(5.9)
Depreciation and amortisation	(499)	(487)	(11)	2.3
Net operating income	4,685	5,013	(328)	(6.5)
Net loan-loss provisions	(2,486)	(2,827)	341	(12.1)
Other income	(267)	(171)	(96)	56.3
Profit before taxes	1,932	2,015	(83)	(4.1)
Tax on profit	(472)	(441)	(31)	7.0
Profit from continuing operations	1,460	1,574	(114)	(7.3)
Net profit from discontinued operations	(0)	—	(0)	—
Consolidated profit	1,460	1,574	(114)	(7.3)
Minority interests	217	297	(80)	(26.9)
Attributable profit to the Group	1,242	1,277	(34)	(2.7)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.14	31.03.13	Amount	%
Business volumes
Customer loans	594,689	627,341	(32,652)	(5.2)
Customer deposits	515,856	537,261	(21,405)	(4.0)

Retail Banking

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	7,019	7,126	6,816	6,784	6,826
Net fees	1,995	2,029	1,896	1,897	1,855
Gains (losses) on financial transactions	372	334	214	191	107
Other operating income *	(108)	(75)	(79)	(69)	(81)
Gross income	9,279	9,414	8,847	8,803	8,707
Operating expenses	(4,265)	(4,270)	(4,144)	(4,269)	(4,022)
General administrative expenses	(3,778)	(3,776)	(3,659)	(3,730)	(3,523)
Personnel	(2,212)	(2,201)	(2,103)	(2,170)	(2,049)
Other general administrative expenses	(1,566)	(1,575)	(1,557)	(1,559)	(1,475)
Depreciation and amortisation	(487)	(494)	(485)	(539)	(499)
Net operating income	5,013	5,145	4,703	4,534	4,685
Net loan-loss provisions	(2,827)	(2,991)	(2,483)	(2,573)	(2,486)
Other income	(171)	(320)	(261)	(305)	(267)
Profit before taxes	2,015	1,834	1,959	1,656	1,932
Tax on profit	(441)	(385)	(471)	(381)	(472)
Profit from continuing operations	1,574	1,449	1,489	1,275	1,460
Net profit from discontinued operations	—	(14)	(0)	(1)	(0)
Consolidated profit	1,574	1,435	1,488	1,274	1,460
Minority interests	297	238	234	182	217
Attributable profit to the Group	1,277	1,196	1,254	1,092	1,242

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14
Business volumes
Customer loans	627,341	599,271	595,423	583,915	594,689
Customer deposits	537,261	521,124	520,638	508,237	515,856

Retail Banking

Constant EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	6,826	6,348	478	7.5
Net fees	1,855	1,809	46	2.6
Gains (losses) on financial transactions	107	325	(218)	(67.0)
Other operating income *	(81)	(100)	19	(18.7)
Gross income	8,707	8,382	325	3.9
Operating expenses	(4,022)	(3,916)	(106)	2.7
General administrative expenses	(3,523)	(3,465)	(58)	1.7
Personnel	(2,049)	(2,040)	(9)	0.4
Other general administrative expenses	(1,475)	(1,425)	(49)	3.4
Depreciation and amortisation	(499)	(451)	(48)	10.5
Net operating income	4,685	4,466	220	4.9
Net loan-loss provisions	(2,486)	(2,501)	15	(0.6)
Other income	(267)	(156)	(111)	71.2
Profit before taxes	1,932	1,809	123	6.8
Tax on profit	(472)	(393)	(79)	20.0
Profit from continuing operations	1,460	1,416	44	3.1
Net profit from discontinued operations	(0)	—	(0)	—
Consolidated profit	1,460	1,416	44	3.1
Minority interests	217	262	(45)	(17.0)
Attributable profit to the Group	1,242	1,154	89	7.7

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.14	31.03.13	Amount	%
Business volumes
Customer loans	594,689	606,491	(11,802)	(1.9)
Customer deposits	515,856	519,997	(4,141)	(0.8)

Retail Banking

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	6,348	6,499	6,571	6,637	6,826
Net fees	1,809	1,852	1,822	1,838	1,855
Gains (losses) on financial transactions	325	327	202	185	107
Other operating income *	(100)	(69)	(78)	(67)	(81)
Gross income	8,382	8,609	8,518	8,593	8,707
Operating expenses	(3,916)	(3,936)	(3,993)	(4,157)	(4,022)
General administrative expenses	(3,465)	(3,477)	(3,523)	(3,628)	(3,523)
Personnel	(2,040)	(2,038)	(2,031)	(2,119)	(2,049)
Other general administrative expenses	(1,425)	(1,439)	(1,492)	(1,509)	(1,475)
Depreciation and amortisation	(451)	(459)	(471)	(529)	(499)
Net operating income	4,466	4,674	4,524	4,436	4,685
Net loan-loss provisions	(2,501)	(2,704)	(2,386)	(2,520)	(2,486)
Other income	(156)	(296)	(245)	(287)	(267)
Profit before taxes	1,809	1,673	1,893	1,629	1,932
Tax on profit	(393)	(349)	(449)	(372)	(472)
Profit from continuing operations	1,416	1,325	1,444	1,257	1,460
Net profit from discontinued operations	—	(14)	(0)	(0)	(0)
Consolidated profit	1,416	1,310	1,444	1,257	1,460
Minority interests	262	214	223	177	217
Attributable profit to the Group	1,154	1,097	1,220	1,079	1,242

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14
Business volumes
Customer loans	606,491	594,102	590,843	585,451	594,689
Customer deposits	519,997	516,845	517,154	509,648	515,856

Retail Banking Continental Europe

EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	1,793	1,614	179	11.1
Net fees	661	685	(24)	(3.6)
Gains (losses) on financial transactions	37	70	(32)	(46.4)
Other operating income *	(53)	(56)	4	(6.2)
Gross income	2,439	2,313	126	5.4
Operating expenses	(1,296)	(1,351)	55	(4.1)
General administrative expenses	(1,147)	(1,206)	59	(4.9)
Personnel	(700)	(747)	46	(6.2)
Other general administrative expenses	(447)	(459)	13	(2.8)
Depreciation and amortisation	(149)	(145)	(4)	2.9
Net operating income	1,143	962	181	18.8
Net loan-loss provisions	(594)	(634)	40	(6.3)
Other income	(62)	(64)	2	(2.8)
Profit before taxes	487	264	223	84.3
Tax on profit	(104)	(50)	(54)	108.5
Profit from continuing operations	383	214	169	78.7
Net profit from discontinued operations	(0)	—	(0)	—
Consolidated profit	383	214	169	78.6
Minority interests	34	28	6	22.8
Attributable profit to the Group	349	187	162	86.9

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	1,614	1,715	1,692	1,701	1,793
Net fees	685	710	682	637	661
Gains (losses) on financial transactions	70	111	106	39	37
Other operating income *	(56)	(40)	(53)	(52)	(53)
Gross income	2,313	2,496	2,426	2,326	2,439
Operating expenses	(1,351)	(1,308)	(1,309)	(1,333)	(1,296)
General administrative expenses	(1,206)	(1,161)	(1,164)	(1,162)	(1,147)
Personnel	(747)	(725)	(719)	(736)	(700)
Other general administrative expenses	(459)	(436)	(444)	(426)	(447)
Depreciation and amortisation	(145)	(147)	(145)	(171)	(149)
Net operating income	962	1,188	1,117	993	1,143
Net loan-loss provisions	(634)	(846)	(499)	(635)	(594)
Other income	(64)	(60)	(65)	(16)	(62)
Profit before taxes	264	281	553	341	487
Tax on profit	(50)	(48)	(132)	(84)	(104)
Profit from continuing operations	214	233	422	257	383
Net profit from discontinued operations	—	(0)	(0)	(6)	(0)
Consolidated profit	214	233	422	251	383
Minority interests	28	41	44	20	34
Attributable profit to the Group	187	192	378	232	349

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

Constant EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	1,793	1,604	189	11.8
Net fees	661	684	(23)	(3.4)
Gains (losses) on financial transactions	37	69	(32)	(46.1)
Other operating income *	(53)	(56)	3	(6.2)
Gross income	2,439	2,301	137	6.0
Operating expenses	(1,296)	(1,346)	50	(3.7)
General administrative expenses	(1,147)	(1,202)	55	(4.6)
Personnel	(700)	(745)	44	(5.9)
Other general administrative expenses	(447)	(457)	11	(2.3)
Depreciation and amortisation	(149)	(144)	(5)	3.2
Net operating income	1,143	955	188	19.6
Net loan-loss provisions	(594)	(632)	38	(6.0)
Other income	(62)	(64)	2	(2.7)
Profit before taxes	487	260	227	87.4
Tax on profit	(104)	(49)	(55)	112.9
Profit from continuing operations	383	211	172	81.5
Net profit from discontinued operations	(0)	—	(0)	—
Consolidated profit	383	211	172	81.5
Minority interests	34	27	7	23.7
Attributable profit to the Group	349	183	165	90.2

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	1,604	1,709	1,691	1,700	1,793
Net fees	684	710	683	637	661
Gains (losses) on financial transactions	69	112	106	39	37
Other operating income *	(56)	(41)	(53)	(52)	(53)
Gross income	2,301	2,490	2,427	2,324	2,439
Operating expenses	(1,346)	(1,306)	(1,310)	(1,332)	(1,296)
General administrative expenses	(1,202)	(1,160)	(1,164)	(1,161)	(1,147)
Personnel	(745)	(724)	(720)	(736)	(700)
Other general administrative expenses	(457)	(435)	(445)	(425)	(447)
Depreciation and amortisation	(144)	(147)	(146)	(171)	(149)
Net operating income	955	1,184	1,117	992	1,143
Net loan-loss provisions	(632)	(845)	(499)	(636)	(594)
Other income	(64)	(60)	(65)	(16)	(62)
Profit before taxes	260	278	554	340	487
Tax on profit	(49)	(47)	(131)	(84)	(104)
Profit from continuing operations	211	231	422	256	383
Net profit from discontinued operations	—	(0)	(0)	(5)	(0)
Consolidated profit	211	231	422	251	383
Minority interests	27	41	44	20	34
Attributable profit to the Group	183	190	378	231	349

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	972	795	177	22.2
Net fees	197	202	(4)	(2.0)
Gains (losses) on financial transactions	21	16	5	33.4
Other operating income *	7	2	5	210.6
Gross income	1,198	1,015	183	18.0
Operating expenses	(619)	(592)	(27)	4.5
General administrative expenses	(506)	(495)	(11)	2.3
Personnel	(334)	(313)	(20)	6.4
Other general administrative expenses	(173)	(182)	9	(4.9)
Depreciation and amortisation	(113)	(97)	(16)	16.1
Net operating income	578	422	156	36.9
Net loan-loss provisions	(116)	(154)	37	(24.2)
Other income	(43)	(37)	(6)	16.0
Profit before taxes	419	232	187	80.7
Tax on profit	(86)	(49)	(36)	72.9
Profit from continuing operations	333	182	151	82.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	333	182	151	82.9
Minority interests	—	0	(0)	(100.0)
Attributable profit to the Group	333	182	151	82.9

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	795	796	862	936	972
Net fees	202	198	209	187	197
Gains (losses) on financial transactions	16	145	(14)	28	21
Other operating income *	2	3	3	7	7
Gross income	1,015	1,143	1,060	1,158	1,198
Operating expenses	(592)	(602)	(565)	(577)	(619)
General administrative expenses	(495)	(507)	(465)	(448)	(506)
Personnel	(313)	(312)	(285)	(320)	(334)
Other general administrative expenses	(182)	(195)	(180)	(129)	(173)
Depreciation and amortisation	(97)	(95)	(100)	(129)	(113)
Net operating income	422	541	495	581	578
Net loan-loss provisions	(154)	(122)	(147)	(137)	(116)
Other income	(37)	(100)	(27)	(58)	(43)
Profit before taxes	232	319	321	385	419
Tax on profit	(49)	(69)	(70)	(84)	(86)
Profit from continuing operations	182	250	251	301	333
Net profit from discontinued operations	—	(14)	(0)	5	—
Consolidated profit	182	236	251	306	333
Minority interests	0	—	0	(0)	—
Attributable profit to the Group	182	236	251	306	333

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

Constant EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	972	817	155	18.9
Net fees	197	207	(10)	(4.7)
Gains (losses) on financial transactions	21	16	5	29.9
Other operating income *	7	2	5	202.3
Gross income	1,198	1,043	155	14.8
Operating expenses	(619)	(609)	(11)	1.7
General administrative expenses	(506)	(509)	2	(0.5)
Personnel	(334)	(322)	(11)	3.6
Other general administrative expenses	(173)	(187)	14	(7.4)
Depreciation and amortisation	(113)	(100)	(13)	13.0
Net operating income	578	434	144	33.2
Net loan-loss provisions	(116)	(158)	41	(26.2)
Other income	(43)	(38)	(5)	12.9
Profit before taxes	419	238	181	75.9
Tax on profit	(86)	(51)	(35)	68.3
Profit from continuing operations	333	187	146	77.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	333	187	146	77.9
Minority interests	—	0	(0)	(100.0)
Attributable profit to the Group	333	187	146	77.9

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	817	818	890	951	972
Net fees	207	204	215	190	197
Gains (losses) on financial transactions	16	149	(14)	28	21
Other operating income *	2	3	3	7	7
Gross income	1,043	1,174	1,094	1,177	1,198
Operating expenses	(609)	(618)	(583)	(586)	(619)
General administrative expenses	(509)	(521)	(480)	(455)	(506)
Personnel	(322)	(321)	(294)	(325)	(334)
Other general administrative expenses	(187)	(200)	(186)	(130)	(173)
Depreciation and amortisation	(100)	(97)	(103)	(131)	(113)
Net operating income	434	556	511	591	578
Net loan-loss provisions	(158)	(126)	(152)	(139)	(116)
Other income	(38)	(103)	(28)	(59)	(43)
Profit before taxes	238	328	331	392	419
Tax on profit	(51)	(71)	(72)	(86)	(86)
Profit from continuing operations	187	257	259	306	333
Net profit from discontinued operations	—	(14)	(0)	5	—
Consolidated profit	187	243	259	311	333
Minority interests	0	(0)	0	(0)	—
Attributable profit to the Group	187	243	259	311	333

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

£ million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	804	676	128	18.9
Net fees	163	171	(8)	(4.7)
Gains (losses) on financial transactions	17	13	4	29.9
Other operating income *	6	2	4	202.3
Gross income	991	863	128	14.8
Operating expenses	(513)	(504)	(9)	1.7
General administrative expenses	(419)	(421)	2	(0.5)
Personnel	(276)	(267)	(9)	3.6
Other general administrative expenses	(143)	(155)	11	(7.4)
Depreciation and amortisation	(93)	(83)	(11)	13.0
Net operating income	479	359	119	33.2
Net loan-loss provisions	(96)	(131)	34	(26.2)
Other income	(35)	(31)	(4)	12.9
Profit before taxes	347	197	150	75.9
Tax on profit	(71)	(42)	(29)	68.3
Profit from continuing operations	276	155	121	77.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	276	155	121	77.9
Minority interests	—	0	(0)	(100.0)
Attributable profit to the Group	276	155	121	77.9

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

£ million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	676	677	737	787	804
Net fees	171	169	178	157	163
Gains (losses) on financial transactions	13	123	(12)	23	17
Other operating income *	2	3	2	6	6
Gross income	863	972	906	974	991
Operating expenses	(504)	(512)	(483)	(485)	(513)
General administrative expenses	(421)	(431)	(398)	(377)	(419)
Personnel	(267)	(266)	(244)	(269)	(276)
Other general administrative expenses	(155)	(166)	(154)	(108)	(143)
Depreciation and amortisation	(83)	(81)	(85)	(109)	(93)
Net operating income	359	460	423	489	479
Net loan-loss provisions	(131)	(104)	(126)	(115)	(96)
Other income	(31)	(85)	(23)	(49)	(35)
Profit before taxes	197	271	274	324	347
Tax on profit	(42)	(59)	(60)	(71)	(71)
Profit from continuing operations	155	213	214	253	276
Net profit from discontinued operations	—	(12)	(0)	4	—
Consolidated profit	155	201	214	258	276
Minority interests	0	(0)	0	(0)	—
Attributable profit to the Group	155	201	214	258	276

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	2,982	3,645	(662)	(18.2)
Net fees	854	991	(136)	(13.8)
Gains (losses) on financial transactions	23	240	(217)	(90.2)
Other operating income *	(51)	(39)	(12)	30.0
Gross income	3,809	4,836	(1,027)	(21.2)
Operating expenses	(1,645)	(1,890)	244	(12.9)
General administrative expenses	(1,468)	(1,684)	216	(12.8)
Personnel	(789)	(926)	137	(14.8)
Other general administrative expenses	(679)	(758)	79	(10.4)
Depreciation and amortisation	(177)	(206)	28	(13.7)
Net operating income	2,164	2,947	(783)	(26.6)
Net loan-loss provisions	(1,225)	(1,788)	562	(31.5)
Other income	(160)	(60)	(100)	167.2
Profit before taxes	778	1,099	(321)	(29.2)
Tax on profit	(209)	(208)	(1)	0.5
Profit from continuing operations	569	891	(322)	(36.1)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	569	891	(322)	(36.1)
Minority interests	139	208	(69)	(33.1)
Attributable profit to the Group	430	683	(253)	(37.0)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	3,645	3,590	3,202	3,106	2,982
Net fees	991	990	868	927	854
Gains (losses) on financial transactions	240	66	133	99	23
Other operating income *	(39)	(28)	(28)	(34)	(51)
Gross income	4,836	4,619	4,175	4,098	3,809
Operating expenses	(1,890)	(1,908)	(1,804)	(1,879)	(1,645)
General administrative expenses	(1,684)	(1,699)	(1,612)	(1,687)	(1,468)
Personnel	(926)	(924)	(864)	(890)	(789)
Other general administrative expenses	(758)	(776)	(749)	(797)	(679)
Depreciation and amortisation	(206)	(209)	(191)	(193)	(177)
Net operating income	2,947	2,711	2,371	2,219	2,164
Net loan-loss provisions	(1,788)	(1,669)	(1,411)	(1,318)	(1,225)
Other income	(60)	(142)	(140)	(203)	(160)
Profit before taxes	1,099	900	820	697	778
Tax on profit	(208)	(175)	(201)	(138)	(209)
Profit from continuing operations	891	725	620	560	569
Net profit from discontinued operations	—	—	—	0	—
Consolidated profit	891	725	620	560	569
Minority interests	208	153	149	135	139
Attributable profit to the Group	683	572	470	425	430

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

Constant EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	2,982	2,996	(14)	(0.5)
Net fees	854	804	50	6.2
Gains (losses) on financial transactions	23	195	(172)	(88.0)
Other operating income *	(51)	(32)	(19)	57.4
Gross income	3,809	3,963	(154)	(3.9)
Operating expenses	(1,645)	(1,545)	(101)	6.5
General administrative expenses	(1,468)	(1,376)	(92)	6.7
Personnel	(789)	(757)	(33)	4.3
Other general administrative expenses	(679)	(620)	(59)	9.5
Depreciation and amortisation	(177)	(169)	(9)	5.2
Net operating income	2,164	2,419	(255)	(10.5)
Net loan-loss provisions	(1,225)	(1,468)	243	(16.5)
Other income	(160)	(44)	(116)	260.5
Profit before taxes	778	906	(128)	(14.1)
Tax on profit	(209)	(165)	(44)	26.8
Profit from continuing operations	569	741	(172)	(23.2)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	569	741	(172)	(23.2)
Minority interests	139	176	(36)	(20.6)
Attributable profit to the Group	430	566	(136)	(24.1)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	2,996	2,996	2,966	2,953	2,982
Net fees	804	814	791	867	854
Gains (losses) on financial transactions	195	55	120	92	23
Other operating income *	(32)	(22)	(27)	(31)	(51)
Gross income	3,963	3,843	3,849	3,880	3,809
Operating expenses	(1,545)	(1,581)	(1,649)	(1,763)	(1,645)
General administrative expenses	(1,376)	(1,407)	(1,474)	(1,582)	(1,468)
Personnel	(757)	(764)	(790)	(835)	(789)
Other general administrative expenses	(620)	(643)	(684)	(747)	(679)
Depreciation and amortisation	(169)	(174)	(175)	(181)	(177)
Net operating income	2,419	2,262	2,201	2,117	2,164
Net loan-loss provisions	(1,468)	(1,396)	(1,324)	(1,270)	(1,225)
Other income	(44)	(116)	(125)	(184)	(160)
Profit before taxes	906	750	752	664	778
Tax on profit	(165)	(143)	(179)	(127)	(209)
Profit from continuing operations	741	608	573	537	569
Net profit from discontinued operations	—	—	—	0	—
Consolidated profit	741	608	573	537	569
Minority interests	176	131	139	130	139
Attributable profit to the Group	566	477	434	407	430

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	1,079	966	113	11.7
Net fees	143	118	25	21.1
Gains (losses) on financial transactions	26	46	(20)	(44.1)
Other operating income *	15	(15)	29	—
Gross income	1,262	1,115	147	13.2
Operating expenses	(462)	(432)	(29)	6.7
General administrative expenses	(402)	(393)	(9)	2.4
Personnel	(226)	(225)	(1)	0.5
Other general administrative expenses	(176)	(168)	(8)	5.0
Depreciation and amortisation	(60)	(40)	(20)	49.1
Net operating income	800	683	118	17.3
Net loan-loss provisions	(550)	(252)	(298)	118.4
Other income	(2)	(10)	8	(77.4)
Profit before taxes	248	420	(172)	(41.0)
Tax on profit	(73)	(134)	60	(45.1)
Profit from continuing operations	174	287	(112)	(39.1)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	174	287	(112)	(39.1)
Minority interests	44	61	(17)	(28.1)
Attributable profit to the Group	130	225	(95)	(42.1)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	966	1,024	1,059	1,041	1,079
Net fees	118	131	138	145	143
Gains (losses) on financial transactions	46	12	(11)	25	26
Other operating income *	(15)	(10)	0	10	15
Gross income	1,115	1,156	1,186	1,221	1,262
Operating expenses	(432)	(451)	(467)	(480)	(462)
General administrative expenses	(393)	(408)	(418)	(433)	(402)
Personnel	(225)	(240)	(235)	(225)	(226)
Other general administrative expenses	(168)	(168)	(183)	(208)	(176)
Depreciation and amortisation	(40)	(43)	(49)	(46)	(60)
Net operating income	683	705	719	742	800
Net loan-loss provisions	(252)	(353)	(426)	(482)	(550)
Other income	(10)	(19)	(29)	(27)	(2)
Profit before taxes	420	333	265	232	248
Tax on profit	(134)	(93)	(69)	(75)	(73)
Profit from continuing operations	287	240	196	157	174
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	287	240	196	157	174
Minority interests	61	44	41	27	44
Attributable profit to the Group	225	196	155	130	130

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

Constant EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	1,079	931	148	15.9
Net fees	143	114	29	25.6
Gains (losses) on financial transactions	26	44	(19)	(42.0)
Other operating income *	15	(14)	29	—
Gross income	1,262	1,075	187	17.4
Operating expenses	(462)	(417)	(45)	10.7
General administrative expenses	(402)	(378)	(24)	6.2
Personnel	(226)	(217)	(9)	4.2
Other general administrative expenses	(176)	(162)	(14)	8.9
Depreciation and amortisation	(60)	(39)	(21)	54.6
Net operating income	800	658	142	21.6
Net loan-loss provisions	(550)	(243)	(307)	126.5
Other income	(2)	(10)	8	(76.5)
Profit before taxes	248	405	(157)	(38.8)
Tax on profit	(73)	(129)	55	(43.1)
Profit from continuing operations	174	276	(102)	(36.9)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	174	276	(102)	(36.9)
Minority interests	44	59	(15)	(25.4)
Attributable profit to the Group	130	217	(87)	(40.0)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	931	976	1,023	1,033	1,079
Net fees	114	124	133	144	143
Gains (losses) on financial transactions	44	11	(10)	25	26
Other operating income *	(14)	(10)	0	9	15
Gross income	1,075	1,102	1,147	1,211	1,262
Operating expenses	(417)	(430)	(451)	(476)	(462)
General administrative expenses	(378)	(389)	(404)	(429)	(402)
Personnel	(217)	(228)	(227)	(224)	(226)
Other general administrative expenses	(162)	(160)	(177)	(206)	(176)
Depreciation and amortisation	(39)	(41)	(47)	(46)	(60)
Net operating income	658	672	695	736	800
Net loan-loss provisions	(243)	(337)	(411)	(475)	(550)
Other income	(10)	(18)	(28)	(27)	(2)
Profit before taxes	405	317	257	233	248
Tax on profit	(129)	(88)	(67)	(75)	(73)
Profit from continuing operations	276	229	190	158	174
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	276	229	190	158	174
Minority interests	59	42	40	27	44
Attributable profit to the Group	217	187	150	131	130

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

US$ million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	1,478	1,275	202	15.9
Net fees	195	156	40	25.6
Gains (losses) on financial transactions	35	60	(25)	(42.0)
Other operating income *	20	(19)	40	—
Gross income	1,728	1,472	256	17.4
Operating expenses	(632)	(571)	(61)	10.7
General administrative expenses	(551)	(518)	(32)	6.2
Personnel	(310)	(297)	(13)	4.2
Other general administrative expenses	(241)	(221)	(20)	8.9
Depreciation and amortisation	(82)	(53)	(29)	54.6
Net operating income	1,096	901	195	21.6
Net loan-loss provisions	(754)	(333)	(421)	126.5
Other income	(3)	(14)	11	(76.5)
Profit before taxes	339	555	(215)	(38.8)
Tax on profit	(100)	(176)	76	(43.1)
Profit from continuing operations	239	378	(139)	(36.9)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	239	378	(139)	(36.9)
Minority interests	60	81	(20)	(25.4)
Attributable profit to the Group	179	298	(119)	(40.0)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

US$ million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	1,275	1,337	1,402	1,415	1,478
Net fees	156	170	182	197	195
Gains (losses) on financial transactions	60	16	(14)	34	35
Other operating income *	(19)	(13)	0	12	20
Gross income	1,472	1,509	1,570	1,659	1,728
Operating expenses	(571)	(589)	(618)	(651)	(632)
General administrative expenses	(518)	(533)	(553)	(588)	(551)
Personnel	(297)	(313)	(311)	(307)	(310)
Other general administrative expenses	(221)	(220)	(242)	(282)	(241)
Depreciation and amortisation	(53)	(56)	(65)	(63)	(82)
Net operating income	901	920	952	1,007	1,096
Net loan-loss provisions	(333)	(462)	(563)	(651)	(754)
Other income	(14)	(24)	(38)	(37)	(3)
Profit before taxes	555	435	352	320	339
Tax on profit	(176)	(121)	(91)	(103)	(100)
Profit from continuing operations	378	313	260	216	239
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	378	313	260	216	239
Minority interests	81	57	55	38	60
Attributable profit to the Group	298	256	206	179	179

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Global Wholesale Banking

EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	579	609	(30)	(5.0)
Net fees	342	355	(13)	(3.7)
Gains (losses) on financial transactions	349	353	(5)	(1.3)
Other operating income *	29	54	(25)	(46.3)
Gross income	1,298	1,371	(73)	(5.3)
Operating expenses	(440)	(441)	0	(0.1)
General administrative expenses	(391)	(394)	3	(0.8)
Personnel	(247)	(256)	9	(3.4)
Other general administrative expenses	(144)	(138)	(6)	4.1
Depreciation and amortisation	(49)	(47)	(3)	5.7
Net operating income	858	930	(72)	(7.8)
Net loan-loss provisions	(108)	(165)	57	(34.6)
Other income	(19)	(17)	(2)	13.7
Profit before taxes	731	749	(18)	(2.4)
Tax on profit	(200)	(214)	14	(6.4)
Profit from continuing operations	531	535	(4)	(0.7)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	531	535	(4)	(0.7)
Minority interests	57	57	(1)	(0.9)
Attributable profit to the Group	474	478	(3)	(0.7)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.14	31.03.13	Amount	%
Business volumes
Customer loans	79,645	90,824	(11,179)	(12.3)
Customer deposits	67,851	79,484	(11,633)	(14.6)

Global Wholesale Banking

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	609	584	532	636	579
Net fees	355	338	292	308	342
Gains (losses) on financial transactions	353	170	441	191	349
Other operating income *	54	105	42	79	29
Gross income	1,371	1,196	1,306	1,214	1,298
Operating expenses	(441)	(450)	(440)	(434)	(440)
General administrative expenses	(394)	(402)	(396)	(382)	(391)
Personnel	(256)	(249)	(244)	(245)	(247)
Other general administrative expenses	(138)	(153)	(152)	(138)	(144)
Depreciation and amortisation	(47)	(47)	(44)	(51)	(49)
Net operating income	930	747	866	780	858
Net loan-loss provisions	(165)	(154)	(473)	(161)	(108)
Other income	(17)	(13)	(15)	(25)	(19)
Profit before taxes	749	579	378	594	731
Tax on profit	(214)	(158)	(99)	(165)	(200)
Profit from continuing operations	535	421	279	429	531
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	535	421	279	429	531
Minority interests	57	51	44	45	57
Attributable profit to the Group	478	370	236	384	474

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14
Business volumes
Customer loans	90,824	96,918	88,842	85,390	79,645
Customer deposits	79,484	81,786	73,338	61,427	67,851

Global Wholesale Banking

Constant EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	579	554	25	4.5
Net fees	342	329	13	3.9
Gains (losses) on financial transactions	349	342	7	2.1
Other operating income *	29	53	(25)	(46.2)
Gross income	1,298	1,278	20	1.6
Operating expenses	(440)	(413)	(27)	6.7
General administrative expenses	(391)	(370)	(21)	5.8
Personnel	(247)	(239)	(8)	3.3
Other general administrative expenses	(144)	(131)	(14)	10.4
Depreciation and amortisation	(49)	(43)	(6)	14.0
Net operating income	858	865	(7)	(0.8)
Net loan-loss provisions	(108)	(163)	55	(33.9)
Other income	(19)	(17)	(2)	13.9
Profit before taxes	731	686	46	6.6
Tax on profit	(200)	(195)	(5)	2.8
Profit from continuing operations	531	491	40	8.2
Net profit from discontinued operations	—	—	—	—
Consolidated profit	531	491	40	8.2
Minority interests	57	48	8	16.8
Attributable profit to the Group	474	442	32	7.2

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.14	31.03.13	Amount	%
Business volumes
Customer loans	79,645	85,973	(6,328)	(7.4)
Customer deposits	67,851	73,872	(6,020)	(8.1)

Global Wholesale Banking

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	554	533	508	609	579
Net fees	329	313	283	303	342
Gains (losses) on financial transactions	342	148	418	189	349
Other operating income *	53	104	42	80	29
Gross income	1,278	1,098	1,252	1,180	1,298
Operating expenses	(413)	(421)	(427)	(423)	(440)
General administrative expenses	(370)	(377)	(384)	(373)	(391)
Personnel	(239)	(233)	(237)	(239)	(247)
Other general administrative expenses	(131)	(144)	(147)	(134)	(144)
Depreciation and amortisation	(43)	(44)	(43)	(50)	(49)
Net operating income	865	677	825	757	858
Net loan-loss provisions	(163)	(141)	(465)	(157)	(108)
Other income	(17)	(13)	(15)	(27)	(19)
Profit before taxes	686	522	345	573	731
Tax on profit	(195)	(141)	(88)	(158)	(200)
Profit from continuing operations	491	381	256	415	531
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	491	381	256	415	531
Minority interests	48	43	40	43	57
Attributable profit to the Group	442	338	216	372	474

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14
Business volumes
Customer loans	85,973	94,902	87,695	85,721	79,645
Customer deposits	73,872	79,541	71,922	61,402	67,851

Private Banking, Asset Management and Insurance

EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	118	126	(7)	(5.9)
Net fees	140	136	3	2.5
Gains (losses) on financial transactions	8	10	(2)	(18.2)
Other operating income *	84	100	(16)	(16.1)
Gross income	350	372	(22)	(5.9)
Operating expenses	(141)	(144)	3	(2.1)
General administrative expenses	(129)	(131)	2	(1.9)
Personnel	(83)	(85)	3	(3.2)
Other general administrative expenses	(46)	(46)	(0)	0.5
Depreciation and amortisation	(13)	(13)	1	(4.2)
Net operating income	209	228	(19)	(8.4)
Net loan-loss provisions	(26)	(7)	(19)	275.6
Other income	(2)	(0)	(2)	449.5
Profit before taxes	180	221	(40)	(18.2)
Tax on profit	(38)	(48)	10	(20.0)
Profit from continuing operations	142	173	(31)	(17.7)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	142	173	(31)	(17.7)
Minority interests	5	5	0	4.8
Attributable profit to the Group	137	168	(31)	(18.4)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Private Banking, Asset Management and Insurance

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	126	124	123	125	118
Net fees	136	143	128	140	140
Gains (losses) on financial transactions	10	17	9	7	8
Other operating income *	100	99	91	53	84
Gross income	372	383	351	325	350
Operating expenses	(144)	(144)	(141)	(146)	(141)
General administrative expenses	(131)	(131)	(129)	(132)	(129)
Personnel	(85)	(83)	(83)	(76)	(83)
Other general administrative expenses	(46)	(48)	(45)	(56)	(46)
Depreciation and amortisation	(13)	(13)	(13)	(13)	(13)
Net operating income	228	239	210	180	209
Net loan-loss provisions	(7)	(17)	(17)	(10)	(26)
Other income	(0)	(1)	(4)	(14)	(2)
Profit before taxes	221	221	189	156	180
Tax on profit	(48)	(50)	(32)	(41)	(38)
Profit from continuing operations	173	172	157	115	142
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	173	172	157	115	142
Minority interests	5	7	6	4	5
Attributable profit to the Group	168	165	151	110	137

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Private Banking, Asset Management and Insurance

Constant EUR million

			Variation
	1Q 14	1Q 13	Amount	%
Income statement
Net interest income	118	121	(2)	(1.9)
Net fees	140	129	10	7.9
Gains (losses) on financial transactions	8	10	(1)	(13.2)
Other operating income *	84	92	(8)	(8.5)
Gross income	350	352	(1)	(0.3)
Operating expenses	(141)	(139)	(3)	2.0
General administrative expenses	(129)	(126)	(3)	2.1
Personnel	(83)	(82)	(1)	1.2
Other general administrative expenses	(46)	(45)	(2)	3.7
Depreciation and amortisation	(13)	(12)	(0)	1.4
Net operating income	209	213	(4)	(1.9)
Net loan-loss provisions	(26)	(7)	(19)	274.7
Other income	(2)	(0)	(2)	751.3
Profit before taxes	180	206	(25)	(12.3)
Tax on profit	(38)	(46)	8	(16.7)
Profit from continuing operations	142	160	(18)	(11.0)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	142	160	(18)	(11.0)
Minority interests	5	4	1	24.3
Attributable profit to the Group	137	156	(19)	(12.0)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Private Banking, Asset Management and Insurance

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Income statement
Net interest income	121	119	120	124	118
Net fees	129	135	125	138	140
Gains (losses) on financial transactions	10	16	8	7	8
Other operating income *	92	91	88	50	84
Gross income	352	361	341	319	350
Operating expenses	(139)	(138)	(138)	(144)	(141)
General administrative expenses	(126)	(126)	(126)	(131)	(129)
Personnel	(82)	(79)	(81)	(76)	(83)
Other general administrative expenses	(45)	(46)	(45)	(55)	(46)
Depreciation and amortisation	(12)	(12)	(12)	(13)	(13)
Net operating income	213	224	203	175	209
Net loan-loss provisions	(7)	(17)	(17)	(10)	(26)
Other income	(0)	(1)	(4)	(14)	(2)
Profit before taxes	206	206	182	152	180
Tax on profit	(46)	(47)	(32)	(41)	(38)
Profit from continuing operations	160	159	150	111	142
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	160	159	150	111	142
Minority interests	4	6	5	4	5
Attributable profit to the Group	156	153	145	107	137

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

NPL ratios

%

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14

Continental Europe	6.62	7.83	8.48	9.13	9.12
Spain	4.12	5.75	6.40	7.49	7.61
Portugal	6.88	7.41	7.86	8.12	8.26
Poland	7.39	8.08	7.75	7.84	7.35
Santander Consumer Finance	3.98	4.04	3.96	4.01	4.14
United Kingdom	2.03	2.01	1.98	1.98	1.88
Latin America	5.40	5.23	5.29	5.00	5.06
Brazil	6.90	6.49	6.12	5.64	5.74
Mexico	1.92	2.20	3.58	3.66	3.62
Chile	5.51	5.81	6.00	5.91	5.99
USA	3.01	2.96	3.04	3.09	2.88
Operating Areas	4.70	5.13	5.39	5.61	5.54
Total Group	4.75	5.15	5.40	5.61	5.52

Coverage ratio

%

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14

Continental Europe	71.0	63.3	61.1	57.3	58.0
Spain	50.3	43.1	45.0	44.0	44.6
Portugal	52.9	52.4	51.9	50.0	50.6
Poland	67.6	59.3	64.1	61.8	64.6
Santander Consumer Finance	108.7	106.9	109.2	105.3	105.1
United Kingdom	42.1	42.1	41.6	41.6	42.9
Latin America	87.4	86.1	83.6	85.4	86.1
Brazil	90.4	91.3	92.0	95.1	95.2
Mexico	157.1	142.7	99.0	97.5	98.6
Chile	53.9	49.9	49.7	51.1	50.7
USA	149.6	156.5	148.9	148.1	163.3
Operating Areas	75.0	69.6	67.2	64.6	66.0
Total Group	74.1	69.7	67.1	64.9	66.3

Cost of credit

%

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14

Continental Europe	3.13	2.33	1.71	1.23	1.21
Spain	1.23	1.26	1.36	1.36	1.37
Portugal	1.18	1.10	0.93	0.73	0.63
Poland	1.22	1.18	1.09	1.01	0.98
Santander Consumer Finance	1.26	1.15	1.13	0.96	0.89
United Kingdom	0.29	0.26	0.26	0.24	0.23
Latin America	5.07	4.87	4.73	4.53	4.24
Brazil	7.46	7.07	6.72	6.34	5.82
Mexico	2.46	2.73	3.27	3.47	3.59
Chile	1.95	2.00	1.96	1.92	1.82
USA	1.89	1.95	2.17	2.48	2.94
Operating Areas	2.49	2.15	1.85	1.65	1.61
Total Group	2.45	2.14	1.89	1.69	1.65

Spreads on loans and deposits

%

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14

Retail Banking Spain
Loan spreads	2.21	2.26	2.33	2.43	2.39
Deposit spreads	0.16	0.28	0.15	0.20	0.45
TOTAL	2.37	2.54	2.48	2.63	2.84

Retail Banking Portugal
Loan spreads	2.44	2.44	2.44	2.42	2.44
Deposit spreads	(1.22)	(1.18)	(1.06)	(0.99)	(0.93)
TOTAL	1.22	1.26	1.38	1.43	1.51

Retail Banking Poland
Loan spreads	2.41	2.45	2.43	2.53	2.51
Deposit spreads	0.73	0.72	0.73	0.98	1.12
TOTAL	3.14	3.17	3.16	3.51	3.63

Santander Consumer Finance
Loan spreads	4.76	4.83	4.93	4.91	5.04

Retail Banking United Kingdom
Loan spreads	2.78	2.80	2.85	2.84	2.83
Deposit spreads	(1.25)	(1.17)	(1.00)	(0.86)	(0.82)
TOTAL	1.53	1.63	1.85	1.98	2.01

Retail Banking Brazil
Loan spreads	13.09	12.51	11.93	11.82	11.76
Deposit spreads	0.72	0.75	0.84	0.95	0.90
TOTAL	13.81	13.26	12.77	12.77	12.66

Retail Banking Mexico
Loan spreads	8.46	8.41	8.34	8.23	8.17
Deposit spreads	1.86	1.64	1.56	1.51	1.52
TOTAL	10.32	10.05	9.90	9.74	9.69

Retail Banking Chile
Loan spreads	4.31	4.27	4.01	3.98	3.98
Deposit spreads	2.39	2.47	2.42	2.31	2.35
TOTAL	6.70	6.74	6.43	6.29	6.33

Retail Banking USA
Loan spreads	2.51	2.52	2.52	2.49	2.44
Deposit spreads	0.34	0.33	0.57	0.41	0.73
TOTAL	2.85	2.85	3.09	2.90	3.17

Risk-weighted assets

EUR million

31.03.14

Continental Europe	208,030
Spain	110,020
Portugal	16,646
Poland	16,131
Santander Consumer Finance	49,191
Spain’s run-off real estate	10,913
United Kingdom	95,469
Latin America	142,647
Brazil	80,300
Mexico	23,666
Chile	25,158
USA	57,490
Operating Areas	503,636
Corporate Activities	36,199
Total Group	539,835

ACTIVITY AND RESULTS
First Quarter 2014
29 April 2014
Santander

Important information 2
Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macroeconomic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.
Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.
Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.
Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.
The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments my differ materially from those of such subsidiaries.
Santander

Agenda
Group performance 1Q14
Highlights
Results
Performance by business area 1Q14
Conclusions
Appendix
Santander

1Q14 Highlights 4
INCOME STATEMENT
Sharp increase in ATTRIBUTABLE PROFIT
EUR 1,303 mill. (+8% / 1Q13 and +23% / 4Q13)
Higher gross income, and lower costs and provisions over 4Q13
NII + fee income (+1%) costs (-4%) and provisions (-3%)
BALANCE SHEET
Improved VOLUMES trend growing over December 2013
Loans: +1% Deposits: +2% Mutual funds: +7%
CREDIT QUALITY: NPLs stabilising with lower cost of credit
NPL ratio: 5.52% (5.61% in Dec’13)
Solid CAPITAL and LIQUIDITY ratios
CET1: 10.6% (-0.3 p.p. / 1-Jan-14) LTD: 112% and LCR > 100%
Santander

5
Sharp attributable profit increase over previous quarters
EUR million
Attributable profit
+8.1%
1,303
1,205
+22.9%
Excluding fx impact, profit rose 26%
1,050
1,055
1,060
over the fourth quarter and year-on-year
1Q’13
2Q
3Q
4Q
1Q’14
Santander

6
GROSS INCOME upturn in 1Q14 mainly backed by net interest income and fee income
Gross income - Group
Net interest income and fee income - Group
Constant EUR million
9,712
9,923
9,938
9,779
10,124
+8% YoY
+4% QoQ
10,722
10,847
10,333
10,029 10,124
6,474 6,656
6,673
6,754 6,992
Net interest income
+3% YoY +2% QoQ
2,265
2,284
2,215
2,279
2,331
Fee income
1Q’13
2Q
3Q
4Q
1Q’14
1Q’13
2Q
3Q
4Q
1Q’14
EUR million
Constant EUR million
Santander

7
The Group’s OPERATING EXPENSES reflected integration synergies and the first results of productivity and efficiency plans
Group operating expenses
4,685
4,720
4,775
4,936
4,847
5,068
5,088
4,943
5,060
4,847
1Q’13
2Q
3Q
4Q
1Q’14
EUR million Constant EUR million
1Q14 / 1Q13 change by principal unit
% in constant euros
Costs (nominal)
Average inflation1
Costs (real terms)
Spain -6.2 0.0 -6.2
Portugal -1.7 -0.1 -1.6
Poland -5.3 0.6 -5.9
Brazil 2.4 5.8 -3.4
SCF (excl. FECI) 0.5 0.7 -0.2
UK 2.5 1.8 0.7
Mexico 11.4 4.2 7.2
Chile 5.1 3.2 1.9
USA 11.2 1.4 9.8
(1) Average year-on-year inflation for the quarter (Source: Thomson Datastream)
Santander

8
Sustained improvement in reduction of COST OF CREDIT a consequence of a generalised reduction in provisions
Loan-loss provisions
3,399
3,142
3,025
2,774
2,695
1Q’13
2Q
3Q
4Q
1Q’14
EUR million
Constant EUR million
Cost of credit (%)
2.45 2.14 1.89 1.69 1.65
1Q’13 2Q 3Q 4Q 1Q’14
Note: Cost of credit = 12 month loan-loss provisions / average lending, calculated in current euros
Santander
2,813
3,100
2,920
2,717
2,695

Grupo Santander Results
9
In short, higher profit in the quarter due to increased commercial revenues, reduced costs and lower cost of credit
1Q14 Var. / 1Q13 Var. / 4Q13
% %* % %*
NII + fee income 9,323 -3.8 6.7 0.5 3.2
Gross income 10,124 -5.6 4.2 0.9 3.5
Operating expenses -4,847 -4.4 3.5 -4.2 -1.8
Net operating income 5,277 -6.7 5.0 6.2 9.0
Loan-loss provisions -2,695 -14.2 -4.2 -2.9 -0.8
PBT 2,149 0.4 15.7 17.5 21.0
Attributable profit 1,303 8.1 26.0 22.9 26.3
Note: Capital gains in 2014 from SCUSA (EUR 730 mill. net) and Altamira (EUR 385 mill. net) had no impact on profit, as a fund was established, pending allocation.
(*) In constant euros
Santander
EUR million

10
Stable or rising loans in the first quarter in most units
Constant EUR billion
Gross loans
-2% +1% 737 713 722
Mar’13 Dec’13 Mar’14
Principal units
1Q14 / 4Q13 % change in constant euros1
Spain +0.3%
Portugal -1%
Poland +3%
SCF +3%
UK +0.2%
Brazil -1%
Mexico +3%
Chile +2%
USA +3%
(1) Excluding repos
Santander

11
In funds, focusing on profitability: to reduce expensive deposits and increase marketed mutual funds
Constant EUR billion
Deposits + Mutual funds
+1% +2%
726 715 732
97 106 112
629 609 620
Mar’13 Dec’13 Mar’14
Deposits Marketed mutual funds
Principal units
1Q14 / 4Q13 % change in constant euros1
Spain +3%
Portugal -2%
Poland +1%
UK +1%
Brazil +2%
Mexico +2%
Chile +4%
USA +1%
(1) Excluding repos
Santander

12
Grupo Santander credit quality
NPL ratio (%)
5.40 5.61 5.52 5.15 4.75
M’13 J’13 (1) S’13 D’13 M’14
NPL ratio stabilising in 1Q14
Lower NPL entries in 1Q14 than in every quarter of 2013
Coverage ratio (%)
74 70 67 65 66
M’13 J’13 S’13 D’13 M’14
Higher coverage ratio in 1Q14
(1) Including reclassification of substandard transactions in Spain
Santander

13

NPL ratio by unit (%)

Net loans to customers

Other LatAm 2%
Chile 4%
Mexico 3%
Brazil 10%
USA 9%
UK 34%
Spain 23%
Portugal 3%
Poland 2%
Germany 4%
Run-off real estate 1%
Other Europe 5%

Managing different environments

(1) Including reclassification of substandard transactions in Spain

Santander

13
NPL ratio by unit (%)
Net loans to customers
Other LatAm 2%
Chile 4%
Spain 23%
Mexico 3%
Brazil 10%
USA 9%
Portugal 3%
Poland 2%
Germany 4%
Run-off real estate 1%
UK 34%
Other Europe 5%
Managing different environments
Spain UK
4.12
5.75
6.40
7.49
7.61
2.03
2.01
1.98
1.98
1.88
M’13 J’13 (1) S’13 D’13 M’14
M’13 J’13 S’13 D’13 M’14
Brazil USA
6.90
6.49
6.12
5.64
5.74
3.01
2.96
3.04
3.09
2.88
M’13 J’13 S’13 D’13 M’14
M’13 J’13 S’13 D’13 M’14
(1) Including reclassification of substandard transactions in Spain
Santander

14
High solvency ratios and low leverage ratio
Capital ratios
Capital
Ratio
12.2%
12.1%
Tier1
11.0%
10.8%
CET1
10.9%
10.6%
01-Jan-14
Mar’14
Main changes in 1Q14
Organic capital generation
AT1 issuance
Impact from SCUSA global consolidation
Capital optimisation in Brazil
Leverage ratio
March Jan. 1,
14: 4.6%, the same as 2014 on a like-for-like basis
LCR
Above 100% in the Group and principal units…
… vs. the required 60% by Jan. 1, 2015
Santander

Agenda
Group performance 1Q14
Highlights
Results
Performance by business area 1Q14
Conclusions
Appendix
Santander

Business areas 16
High diversification by country in profit generation
Attributable profit by country in 1Q14
Portugal, 2% Poland, 6%
Spain, 14%
Brazil, 20%
Germany, 5%
Other
Europe, 6%
Mexico, 7%
UK, 20% Chile, 7%
Other LatAm,
USA, 9% 4%
Percentage over operating areas attributable profit, excluding Spain’s run-off real estate
Santander

Spain 17
Activity
Volumes1 Cost of new time deposits
Var. Mar’14 / Mar’13
+0.3% +3%
/ 4Q13 /4Q13 2.04%
1.54%
+2%
1.41% 1.36%
0.91%
-7%
1Q’13 2Q 3Q 4Q 1Q’14
Loans Funds
P&L
EUR million
1Q14%1Q13%4Q13
NII + Fee income 1,602 2.9 5.1
Gross income 1,792 -0.3 9.7
Operating expenses -894 -6.2 -0.9
Net op. income 898 6.4 22.7
LLPs -507 -1.6 -11.8
Attributable profit 251 24.0 155.4
Sharp profit upturn underscored by all P&L items
Improved commercial revenues due to lower cost of deposits and end of mortgage repricing
Costs reflect integration process (-6% / 1Q13)
Provisions continue to normalise
(1) Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds
Santander

Spain 18
Gross loans
EUR billion
TOTAL 181
166 164
Household mortgages 52
Other loans to 50 50
individuals 13
13 13
Companies 88 83 83
Repos 10 7 4
Public sector 18 13 14
Mar’13 Dec’13 Mar’14
Lending (excl. repos): +EUR 442 mill. in 1Q14
Rise in new loans (1Q14/1Q13): +67% mortgages; +27% companies*
Santander Advance (SMEs): targeting increase of client base and new lending (+24% / 2013)
Deposits
EUR billion
TOTAL
185
Retail commercial paper
Repos
24
Time deposits
88
LTD Spain:
85%
Demand deposits
91
Mar’14
Focusing on profitability improvement
outflow of expensive deposits
sharp increase of mutual funds
Increased mutual funds market share (+205 b.p. in 12 months )
(*) Credits and loans excluding commercial discount
Santander

Spain. NPL ratio and entries 19
NPL and coverage ratios (%)
50
43 45 44 45
Coverage ratio
NPL ratio 7.49 7.61
5.75 6.40
4.12
Mar’13 Jun’13 (2) Sep’13 Dec’13 Mar’14
In 2014, the NPL ratio grew at a slower pace due to reduced NPL entries
Coverage ratio remained unchanged
NPL entries1 > 90 days
Base 100: 2008
Companies w/o real estate purpose
170 179 193
142 155
100 123
Mortgages to individuals
100 102 74 83 78 71
51
Individuals Cards + Consumer loans
100 97
53
44 42 35 26
2008 2009 2010 2011 2012 2013 1Q14
(1) Gross NPL entries by date (before recoveries). Provisional
(2) Including reclassification of substandard transactions
Santander

Portugal 20
Activity
Volumes1 Cost of new term deposits
Var. Ma’14 / Mar’13
-1% -2%
/4Q13 /4Q13 2.51%
2.27%
1.84%
1.70% 1.72%
-4%
-6%
Loans Funds 1Q’13 2Q 3Q 4Q 1Q’14
P&L
EUR million
1Q14%1Q13%4Q13
NII + Fee income 202 0.0 1.9
Gross income 228 -1.3 2.1
Operating expenses -122 -1.7 -3.5
Net op. income 106 -0.8 9.3
LLPs -34 -46.4 217.2
Attributable profit 36 67.9 -4.0
Profit recovery accelerated (+68% /1Q13)
Gross income stabilising with focus on deposits’ costs and fee income
Maintaining strict cost control and lower cost of credit
First debt issuance since April 2010 (covered bond: EUR 1.0 bn.)
(1) Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds
Santander

Poland 21
Activity
Volumes1 Stock deposit cost
Var. Mar’14 / Mar’13
3.07%
+3% +1% 2.51%
/4Q13 /4Q13
1.81% 1.69%
+5% 1.69%
+2%
1Q’13 2Q 3Q 4Q 1Q’14
Loans Funds
P&L
Constant EUR million
1Q14%1Q13%4Q13
NII + Fee income 317 14.9 2.4
Gross income 334 6.9 3.4
Operating expenses -147 -5.3 -7.6
Net op. income 188 18.8 14.0
LLPs -43 3.3 10.1
Attributable profit 85 21.5 17.2
Increased productivity and commercial activity (launching of Next Generation Bank)
Strong profit growth backed by net operating income
Higher gross income due to lower cost of funding and larger volumes in a better environment
Operating expenses reflect integration process. Stable provisions and cost of credit
(1) Local currency. Loans excluding repos. Funds: deposits excluding repos + mutual funds
Santander

Santander Consumer Finance – Continental Europe 22
Activity
Volumes NII – Provisions / ATAs
Var. 1Q14 / 1Q13
2.4% 2.6% 2.6% 2.7% 2.6%
+13%
+2% 1Q’13 2Q 3Q 4Q 1Q’14
Gross loans New loans NII 3.38% 3.41% 3.48% 3.31% 3.33%
Prov. 0.99% 0.77% 0.93% 0.61% 0.74%
P&L
EUR million
1Q14%1Q13%4Q13
NII + Fee income 800 2.7 5.0
Gross income 800 3.0 5.4
Operating expenses -366 4.1 3.4
Net op. income 434 2.1 7.1
LLPs -130 -24.3 23.6
Attributable profit 219 24.1 4.8
Market share gain in a recovering market (car sales: +7%; SAN new loans: +13%)
Business with high recurring P&L and profitability
Organic and inorganic growth potential: negotiations with PSA Finance Banque (PSA Peugeot-
Citröen Group) expected to be completed in 2015
Note: Not including Santander Consumer UK profit, as it is recorded in Santander UK results. If included, 1Q14 attributable profit: EUR 252 mill. (+22% y-o-y)
Santander

Spain run-off real estate 23
Total balance sheet
EUR billion Net loans
Net foreclosures
Equity stakes
11.9
11.6 11.4 10.8
10.3
3.7 3.6 3.7
3.6 3.6
6.8 6.5 6.2 5.7 5.2
Mar’13 Jun’13 Sep’13 Dec’13 Mar’14
Coverage ratio
55%
51% Buildings:
43%
Land:
63%
Loans Foreclosures
Total real estate exposure dropped 14% in the last 12 months
Coverage ratios remained above 50%
1Q14 attributable profit: -EUR 146 mill. (-EUR 175 mill. in 1Q13)
Santander

United Kingdom 24
Activity
Volumes1 Banking NIM2
Var. Mar’14 / Mar’13
+0.2% +1% 1.71% 1.79%
/ 4Q13 /4Q13 1.59%
1.45% 1.46%
-3%
-5%
Loans Funds 1Q’13 2Q 3Q 4Q 1Q’14
P&L
Sterling million
1Q14%1Q13%4Q13
NII + Fee income 1,023 14.3 0.9
Gross income 1,100 13.0 0.0
Operating expenses -574 2.5 5.0
Net op. income 526 27.3 -4.9
LLPs -99 -27.2 -18.2
Attributable profit 311 63.1 3.5
Significant transformation of the retail and commercial banking franchise, reflected in the results
Good revenue performance, with spread management underpinned by a reduced cost of deposits
Management of costs, to accommodate investment to the business growth
Provisions reflect good management of credit quality and an improved economic environment
(1) Volumes in local currency. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds
(2) In local criteria
Santander

United Kingdom

25

Boosting retail customers …

1|2|3 World Customers

Million

0.4
1.7
2.7
Mar'12
Mar'13
Mar'14

Current accounts

£ billion

Launch C/A
1|2|3
12.6
18.7
31.7
+48%
+70%
Mar'12
Mar'13
Mar'14

… and corporates

Corporate loans

£ billion

18.3
20.4
22.9
+11%
+12%
Mar'12
Mar'13
Mar'14

Corporate loans / Total loans

9%
11%
12%
Mar'12
Mar'13
Mar'14

Santander

United Kingdom 25
Boosting retail customers …
1/2/3 World Customers Current accounts
Million £ billion
2.7 Launch 31.7
C/A
1 2 3
1.7 18.7
12.6
0.4 +70%
+48%
Mar’12 Mar’13 Mar’14 Mar’12 Mar’13 Mar’14
Number 1 in attracting c/a ‘switcher’ customers
(since regulation1 change in Sep’13)
89% primary banking customers with 1|2|3 c/a
… and corporates
Corporate loans Corporate loans / Total loans
£ billion
12%
22.9 11%
20.4 9%
18.3
+12%
+11%
Mar’12 Mar’13 Mar’14 Mar’12 Mar’13 Mar’14
Improved business diversification: double-digit growth in loans and deposits
Building our service to SMEs: more regional centres and more relationship managers
(1) New system to expedite the change of current accounts between entities. Current Account Switcher Service (‘CASS’)
Santander

United States 26
Activity
Santander Bank1
SCUSA
Var. Mar’14 / Mar’13
Var. Mar’14 / Mar’13
+2% +1% +6% +29%
/ 4Q13 / 4Q13 / 4Q13 / 4Q13
+157% -1% -3% +36%
Loans Funds Gross loans New loans
P&L
US$ million
1Q14%1Q13%4Q13
NII + Fee income 1,728 16.1 4.3
Gross income 1,789 16.3 4.0
Operating expenses -652 11.2 -3.5
Net op. income 1,137 19.4 8.8
LLPs -749 122.0 13.9
Attributable profit 216 -35.0 4.9
In volumes, sharp SCUSA growth and change of trend in Santander Bank
Gross income backed by volumes. Pressure on spreads due to competition and change of mix
Costs impacted by Santander Bank’s commercial expansion, SCUSA’s growth and regulation
Higher provisions due to increased new lending and loan retention in SCUSA (coverage ratio: 279%)
(1) Local currency. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds. Including Puerto Rico
Santander

Brazil 27
Activity
Volumes1
NII – Provisions / ATAs
Var. Mar’14 / Mar’13
3.5% 3.5% 3.5% 3.7% 3.8% -1% +2%
/ 4Q13 / 4Q13 +15% 1Q’13 2Q 3Q 4Q 1Q’14 +6%
NII 7.29% 7.10% 6.56% 6.59% 6.48%
Loans Funds Prov. 3.83% 3.59% 3.11% 2.88% 2.67%
P&L
Constant EUR million
1Q14%1Q13%4Q13
NII + Fee income 2,828 -2.4 -1.0
Gross income 2,851 -7.3 -3.0
Operating expenses -1,133 2.4 -11.2
Net op. income 1,719 -12.8 3.3
LLPs -905 -24.4 -5.4
Attributable profit 364 -10.4 23.9
Volumes reflect economic slowdown
More stable commercial revenues due to spreads falling at a slower pace
Operating expenses well below inflation (efficiency plan)
Further reduction in provisions and cost of credit
Higher profit in the first quarter than in the three previous ones
(1) Local currency. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds
Santander

Brazil 28
Net Interest Income
NII and loan spreads
Constant EUR million
2,412 2,559 2,487 2,378 2,279 2,255 2,139 2,189 2,199
12.0 12.3 11.8 11.2 11.1 10.5 9.9 9.8 9.9
1Q’12 2Q 3Q 4Q 1Q’13 2Q 3Q 4Q 1Q’14
Net interest income Loan spreads
Lending portfolio
Var. Mar’14 / Mar’13 +31% +17% +6% 0% -9%
Mortgages
Other1 individuals
SMEs / Companies
Large companies
Total
Net interest income trend improved due to spread stabilisation and less impact from change of mix
Credit quality
NPL ratio (%) 6.90 6.49 6.12 5.64 5.74
M’13 J’13 S’13 D’13 M’14
LLPs and cost of credit
Constant EUR million 1,197 1,141 1,014 956 905
7.5% 7.1% 6.7% 6.3% 5.8%
1Q’13 2Q 3Q 4Q 1Q’14
Net loan-loss provisions Cost of credit
Reduction in cost of credit continued, with
NPL ratio closing the gap with competitors
(1) Rest = Consumer, payrolls, auto, cards, cheque and personal loans
Santander

Mexico 29
Activity
Volumes1
NII – Provisions / ATAs
Var. Mar’14 / Mar’13
+3% +2% 3.0% 2.7% 2.5% 2.6%
/ 4Q13 /4Q13 2.3% +15% +7%
1Q’13 2Q 3Q 4Q 1Q’14
NII 4.08% 3.85% 4.37% 4.42% 4.10%
Prov. 1.12% 1.31% 2.09% 1.81% 1.44%
Loans
Funds
P&L
Constant EUR million
1Q14%1Q13%4Q13
NII + Fee income 699 4.7 -0.4
Gross income 713 0.5 3.3
Operating expenses -307 11.4 0.0
Net op. income 407 -6.4 5.9
LLPs -179 36.6 -15.7
PBT 226 -30.8 34.0
Attributable profit 138 -37.9 -6.0
Dynamic in key segments with market share gain (SMEs, mortgages and demand deposits)
Net interest income rose 7% y-o-y. In 1Q14 impact from seasonality
Operating expenses increased due to expansion plan (branches: +7% y-o-y)
Provisions dropped for the second quarter running
Attributable profit impacted by higher tax rate (moving towards a normalised rate of 28%)
(1) Local currency. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds
Santander

Chile 30
Activity
Volumes1
NII – Provisions / ATAs
Var. Mar’14 / Mar’13
+2% +4% 2.9% 2.9% 3.0%
/ 4Q13 /4Q13 2.5% 2.5% +12% +12%
1Q’13 2Q 3Q 4Q 1Q’14
NII 3.94% 3.86% 4.39% 4.38% 4.26%
Loans Funds Prov.
1.49% 1.40% 1.52% 1.44% 1.21%
P&L
Constant EUR million
1Q14%1Q13%4Q13
NII + Fee income 489 15.8 1.5
Gross income 533 17.2 1.7
Operating expenses -201 5.1 -1.0
Net op. income 332 26.0 3.4
LLPs -116 -9.1 -11.8
Attributable profit 123 43.7 12.2
Double-digit growth in loans (SMEs, companies and affluent clients) and better deposit mix (demand: +13%)
Higher gross income due to larger volumes, higher inflation and lower cost of funding
Provisions and cost of credit continue to improve
Excellent performance of all P&L items, a relatively high profit due to inflation
(1) Local currency. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds
Santander

31

Other Latin American countries

Attributable profit

Constant EUR million
Argentina
55
53
62
62
56
1Q'13
2Q
3Q
4Q
1Q'14
Uruguay
12
12
14
11
13
1Q'13
2Q
3Q
4Q
1Q'14
Peru
4
4
4
5
5
1Q'13
2Q
3Q
4Q
1Q'14

Other Latin American countries 31
Attributable profit
Constant EUR million
Argentina
Uruguay
Peru
55
53
62
62
56
12
12
14
11
13
4 4 4 5 5
1Q’13
2Q
3Q
4Q
1Q’14
1Q’13
2Q
3Q
4Q
1Q’14
1Q’13
2Q
3Q
4Q
1Q’14
Focus on linkage, transactional business and target segments
Volumes growing at double-digit rates in all units
P&L underpinned by net interest income and fee income
Santander

Corporate Activities 32
P&L
EUR million
1Q14
4Q13
1Q13
Gross income
-224
-314
-322
Operating expenses
-191
-167
-177
Provisions, tax and minority interests
11
97
-44
Attributable profit
-405
-384
-543
Profit in line with previous quarters
Improved gross income due to lower issuance costs and slightly higher trading gains
Provisions: differences due to temporary lags between Group / units accounting
Santander

Agenda
Group performance 1Q14
Highlights
P&L
Performance by business area 1Q14
Conclusions
Appendix
Santander

First quarter summary 34
Improved operating profit in the Group and in the principal units
COMMERCIAL REVENUES growth / stabilisation in all the Group units
OPERATING EXPENSES reflecting the first savings in line with our commitments
LOAN-LOSS PROVISIONS with most units on a downward trend
OPERATING PROFIT - GROUP (Net op. income after provisions)
Year-on-year change in constant euros
+16.6%
-9.5%
-18.2%
2012 / 2011
2013 / 2012
1Q’14 / 1Q’13
Current euros
-18.1%
-16.2%
+2.7%
Commercial revenues: net interest income + fee income
Santander

35
Undergoing a sharp upturn in profit and profitability
Spain and Portugal
Upturn of gross income and reduction of costs and provisions is confirmed
UK
Higher profit due to improved spreads and selective growth
Brazil
Spreads stabilising in an environment of lower volume growth
Costs under control and lower cost of credit
SCF
Organic and inorganic business growth in a better economic environment
Santander

36
Undergoing a sharp upturn in profit and profitability
USA
Santander Bank: investing in the franchise to return to growth
SCUSA: strong expansion and improved profitability after normalising provisions
Mexico
Franchise development and a more favourable environment will be reflected in volumes, revenues and profit
Chile
Profit underscored by the good business dynamics, higher inflation and lower cost of credit
Poland
Profit backed by higher productivity and improved economic environment
Santander

Agenda
Group performance 1Q14
Highlights
P&L
Performance by business area 1Q14
Conclusions
Appendix
Santander

Appendix
Group balance sheet
Liquidity and funding
Secondary segment results
NPL, coverage ratios and cost of credit Spreads
Quarterly income statements
Santander

39
Group
balance sheet
Santander

Highlights of the Group balance sheet 40
Retail balance sheet, appropriate for a low risk business model, liquid and well capitalised
Balance sheet at March 2014
1,169
1,169
Cash and credit institutions 173 2
Credit institutions 126
Derivatives 67 3
Derivatives 83
AFS portfolio 76 4
Other 38
Trading portfolio 57 5
Other* 101 6
Deposits 620
Net loans to customers
695 1
Issues and subordinated liabilities 203
Shareholders’ equity & fixed liabilities 99
Assets
Liabilities
1 Lending: 59% of balance sheet
2 Cash, central banks and credit institutions: 15%
3 Derivatives (with counterparty on the liabilities side): 6% of balance sheet
4 Available for sale portfolio (AFS): 6%
5 Trading portfolio: 5%
6 Other (goodwill, fixed assets, accruals): 9%
(*) Other assets: Goodwill EUR 26 bn., tangible and intangible assets EUR 19 bn., other capital instruments at fair value EUR 1 bn., accruals and other accounts EUR 55 bn.
Santander

41
Liquidity and funding
Santander

Liquidity and funding 42
Well-funded balance sheet with high structural liquidity surplus
March 2014. EUR billion
Santander Group liquidity balance sheet
Net loans to customers 695
Fixed assets & other 73
Financial assets 171
620 Deposits
60 Securitisations
133 M/L term funding
107 Equity (82) and other (25) ST funding
19
Assets
Liabilities
Commercial Gap: EUR 74.5 bn.
(-EUR 2.4 bn. / Dec’13)
Structural liquidity1 surplus:
EUR 153 billion (16% net liabilities)
Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances). Provisional (1) Financial assets – short term wholesale funding markets
Santander

Liquidity and funding 43
Adequate liquidity structure of stand-alone units
March 2014
Main units and liquidity ratios
LTD ratio (net loans / deposits)
Deposits + M/L term funding / net loans
Spain
85%
160%
Portugal
103%
106%
Santander Consumer Finance
188%
73%
Poland
89%
115%
UK
120%
112%
Brazil
104%
126%
Mexico
87%
120%
Chile
137%
95%
Argentina
85%
120%
USA*
149%
98%
Total Group
112%
117%
(*) Including Santander Bank, Puerto Rico and SCUSA (the latter by global integration in 2014; in 2013 by the equity accounted method).
Santander

Liquidity and funding 44
Higher recourse to wholesale funding at the start of the year, backed by improved markets conditions
March 2014
Issuance (EUR bn.)
Total
12
142
M/L term issuance
9
11
Securitisations1
3
3
1Q13
1Q14
Diversified issuances 1Q’2014
US$ area, 26%
Sterling area, 30%
Euro area, 44%
(1) Placed in the market and including structured finance
(2) Excluding EUR 2 bn. of covered bonds and senior debt issued in March but with settlement in April.
Note: 2013 data on a like-for-like basis
Santander

45
Secondary segment results
Santander

Retail Banking 46
Activity
EUR billion
Net loans
-5%*
627
595
Mar’13
Mar’14
(*) -2% excluding FX impact
Deposits
-4%*
537 516
Mar’13 Mar’14
(*) -1% excluding FX impact
Gross income
EUR million
9,279 9,414 8,847 8,803 8,707
1Q13 2Q 3Q 4Q 1Q14
P&L
EUR million
1Q14%1Q13%4Q13
NII + Fee income 8,681 -3.7 0.0
Gross income 8,707 -6.2 -1.1
Operating expenses -4,022 -5.7 -5.8
Net op. income 4,685 -6.5 3.3
LLPs -2,486 -12.1 -3.4
Attributable profit 1,242 -2.7 13.8
Sharp exchange rate impact in recent quarters
Excluding this impact:
Recovery of net interest income + fee income, (+2% / 4Q13; +6% / 1Q13)
Costs in line with inflation
Provisions still high, but on a downward trend
Santander

Consumer Business 47
Includes Continental Europe, United Kingdom and USA (SCUSA)
Basic data
14 Countries Top 31 in 12 countries
61 Agreements with manufacturers for “captive” financing
18.8 Million customers
157,000 Dealers-participants
83,206 EUR million in loans
30,611 EUR million in deposits
318 EUR million in 1Q14 Attributable profit
Gross loans (Mar’14): EUR 83 bn.
EUR billion
Continental Europe 60
UK 4
USA 19
Attributable profit 1Q14: EUR 318 mill.
EUR million
Continental
Europe 219
UK 33
USA 66
(1) Market share of new car financing and/or durable goods loans
Santander

Global Wholesale Banking (GBM) 48
Gross income
EUR million
-5%*
TOTAL 1,371
1,298
Trading and capital 117
+11% 131
Global Markets 517 -10% 468
Financing solutions Customers
& advisory 270 +4% 281 -7%*
Global Transaction
Services 467 -10% 419
1Q13 1Q14
(*) Excluding FX impact: total revenues: +2%; customer revenues -2%
TOTAL 1,371 1,306 1,298
Trading y 1,196 1,214
capital
Customers 1,253 1,057 1,169 1,092 1,168
1Q13 2Q 3Q 4Q 1Q14
P&L
EUR million
1Q14%1Q13%4Q13
NII + fee income 921 -4.5 -2.6
Gross income 1.298 -5.3 6.9
Operating expenses -440 -0.1 1.5
Net op. Income 858 -7.8 9.9
LLPs -108 -34.6 -33.4
Attributable profit 474 -0.7 23.5
Exchange rate impact in recent quarters
Gross income growth in constant euros (+10% /4Q13; +2% /1Q13)
Sharp drop in provisions over 1Q13 and 4Q13, due to Spain and Brazil respectively
Santander

Private Banking, Asset Management and Insurance 49

Total revenues for the Group1
EUR million
TOTAL 1,161 -7%2
1,080
Insurance 706 -11% 631
Asset
Management 234 -0.2% 233
Private Banking 221 -3% 215
1Q13 1Q14
(2) At constant perimeter and FX rates: Total +2%; Insurance -1%; Asset Mgmt.+13%:
Private Banking: +1%
TOTAL 1,161 1,161 1,078 1,044 1,080
Insurance 706 678
618 643 631
Asset
Management 234 246 243 195 233
Private Banking 221 237 217 206 215
1Q13 2Q 3Q 4Q 1Q14
P&L
EUR million
1Q14%1Q13%4Q13
NII + fee income 258 -1.5 -2.7
Gross income 350 -5.9 +7.8
Operating expenses -141 -2.1 -2.9
Net op. income 209 -8.4 +16.4
LLPs -26 - -
Attributable profit 137 -18.4 +24.1
Impacted by fx rates and reduced perimeter due to sale of 50% of mgmt. companies
Large gross income contribution to the Group (+10% of operating areas total)
At constant perimeter and fx rates, total gross income for the Group increased (+7% / 4Q13 and +2% / 1Q13)
(*) Including fees paid to the Group retail networks
Santander

50

NPL, coverage ratios and cost of credit

Santander

50
NPL, coverage ratios and cost of credit
Santander

51
NPL ratios
%
31.03.13 30.06.13 30.09.13 31.12.13 31.03.14
Continental Europe 6.62 7.83 8.48 9.13 9.12
Spain 4.12 5.75 6.40 7.49 7.61
Portugal 6.88 7.41 7.86 8.12 8.26
Poland 7.39 8.08 7.75 7.84 7.35
Santander Consumer Finance 3.98 4.04 3.96 4.01 4.14
United Kingdom 2.03 2.01 1.98 1.98 1.88
Latin America 5.40 5.23 5.29 5.00 5.06
Brazil 6.90 6.49 6.12 5.64 5.74
Mexico 1.92 2.20 3.58 3.66 3.62
Chile 5.51 5.81 6.00 5.91 5.99
USA 3.01 2.96 3.04 3.09 2.88
Operating Areas 4.70 5.13 5.39 5.61 5.54
Total Group 4.75 5.15 5.40 5.61 5.52
Santander

52
Coverage ratios
%
31.03.13 30.06.13 30.09.13 31.12.13 31.03.14
Continental Europe 71.0 63.3 61.1 57.3 58.0
Spain 50.3 43.1 45.0 44.0 44.6
Portugal 52.9 52.4 51.9 50.0 50.6
Poland 67.6 59.3 64.1 61.8 64.6
Santander Consumer Finance 108.7 106.9 109.2 105.3 105.1
United Kingdom 42.1 42.1 41.6 41.6 42.9
Latin America 87.4 86.1 83.6 85.4 86.1
Brazil 90.4 91.3 92.0 95.1 95.2
Mexico 157.1 142.7 99.0 97.5 98.6
Chile 53.9 49.9 49.7 51.1 50.7
USA 149.6 156.5 148.9 148.1 163.3
Operating Areas 75.0 69.6 67.2 64.6 66.0
Total Group 74.1 69.7 67.1 64.9 66.3
Santander

53
Cost of credit
%
31.03.13 30.06.13 30.09.13 31.12.13 31.03.14
Continental Europe 3.13 2.33 1.71 1.23 1.21
Spain 1.23 1.26 1.36 1.36 1.37
Portugal 1.18 1.10 0.93 0.73 0.63
Poland 1.22 1.18 1.09 1.01 0.98
Santander Consumer Finance 1.26 1.15 1.13 0.96 0.89
United Kingdom 0.29 0.26 0.26 0.24 0.23
Latin America 5.07 4.87 4.73 4.53 4.24
Brazil 7.46 7.07 6.72 6.34 5.82
Mexico 2.46 2.73 3.27 3.47 3.59
Chile 1.95 2.00 1.96 1.92 1.82
USA 1.89 1.95 2.17 2.48 2.94
Operating Areas 2.49 2.15 1.85 1.65 1.61
Total Group 2.45 2.14 1.89 1.69 1.65
Cost of credit = 12 month loan-loss provisions / average lending
Santander

Spain run-off real estate. Exposure and coverage ratios 54
Coverage by borrowers’ situation
(March 2014)
EUR Million
Gross risk
Coverage Fund
Net Risk
Non-performing
7,846
4,609
3,237
Substandard1
2,437
885
1,552
Foreclosed real estate
8,096
4,471
3,625
Total problematic assets
18,379
9,965
8,414
Performing loans2
419
0
419
Real estate exposure
18,798
9,965
8,833
Total coverage
(problematic assets + performing loans)
provisions / exposure (%)
53%
Total real estate exposure
Mar’14
Non-performing 59%
Substandard1 36%
Foreclosed real estate 55%
Total problematic assets 54%
Performing loans2 0%
(1) 100% up-to-date with payments
(2) Performing loans: loans up-to-date with payments
Santander

Spain run-off real estate. Loans and foreclosures 55
LOANS with real estate purpose
EUR Million
Mar’14
Dec’13
Var.
Finished buildings
4,339
4,673
-334
Buildings under constr.
574
614
-40
Developed land
3,072
3,124
-52
Building and other land
915
1,116
-201
Non mortgage guarantee
1,802
1,828
-26
Total
10,702
11,355
-653
Foreclosed REAL ESTATE
EUR Million
Gross amount
Coverage
Net amount
Finished buildings
2,384
41%
1,395
Buildings under constr.
690
50%
348
Developed land
2,159
60%
861
Building and other land
2,791
64%
995
Other land
72
64%
26
Total
8,096
55%
3,625
Santander

56
Spreads
Santander

57
Spreads on loans and deposits
%
1Q 13 2Q 13 3Q 13 4Q 13 1Q 14
Retail Banking Spain
Loan spreads
2.21 2.26 2.33 2.43 2.39
Deposit spreads
0.16 0.28 0.15 0.20 0.45
TOTAL
2.37 2.54 2.48 2.63 2.84
Retail Banking Portugal
Loan spreads 2.44 2.44 2.44 2.42 2.44
Deposit spreads
(1.22) (1.18) (1.06) (0.99) (0.93)
TOTAL
1.22 1.26 1.38 1.43 1.51
Retail Banking Poland
Loan spreads 2.41 2.45 2.43 2.53 2.51
Deposit spreads 0.73 0.72 0.73 0.98 1.12
TOTAL
3.14 3.17 3.16 3.51 3.63
Santander Consumer Finance
Loan spreads
4.76 4.83 4.93 4.91 5.04
Retail Banking United Kingdom
Loan spreads
2.78 2.80 2.85 2.84 2.83
Deposit spreads
(1.25) (1.17) (1.00) (0.86) (0.82)
TOTAL
1.53 1.63 1.85 1.98 2.01
Santander

58
Spreads on loans and deposits
%
1Q 13 2Q 13 3Q 13 4Q 13 1Q 14
Retail Banking Brazil
Loan spreads
13.09 12.51 11.93 11.82 11.76
Deposit spreads
0.72 0.75 0.84 0.95 0.90
TOTAL
13.81 13.26 12.77 12.77 12.66
Retail Banking Mexico
Loan spreads
8.46 8.41 8.34 8.23 8.17
Deposit spreads
1.86 1.64 1.56 1.51 1.52
TOTAL
10.32 10.05 9.90 9.74 9.69
Retail Banking Chile
Loan spreads
4.31 4.27 4.01 3.98 3.98
Deposit spreads
2.39 2.47 2.42 2.31 2.35
TOTAL
6.70 6.74 6.43 6.29 6.33
Retail Banking USA
Loan spreads
2.51 2.52 2.52 2.49 2.44
Deposit spreads
0.34 0.33 0.57 0.41 0.73
TOTAL
2.85 2.85 3.09 2.90 3.17
Santander

59
Quarterly
Income Statements
Santander

60
Santander Group
EUR million
1Q 13 2Q 13 3Q 13 4Q 13 1Q 14
NII + Fee income
9,689 9,833 9,245 9,275 9,323
Gross income
10,722 10,847 10,333 10,029 10,124
Operating expenses
(5,068) (5,088) (4,943) (5,060) (4,847)
Net operating income
5,655 5,760 5,390 4,968 5,277
Net loan-loss provisions
(3,142) (3,399) (3,025) (2,774) (2,695)
Other
(372) (549) (509) (366) (433)
Profit before taxes
2,141 1,812 1,856 1,828 2,149
Consolidated profit
1,564 1,345 1,337 1,301 1,579
Attributable profit
1,205 1,050 1,055 1,060 1,303
Santander

61
Santander Group
Constant EUR million
1Q 13 2Q 13 3Q 13 4Q 13 1Q 14
NII + Fee income 8,738 8,939 8,888 9,033 9,323
Gross income 9,712 9,923 9,938 9,779 10,124
Operating expenses (4,685) (4,720) (4,775) (4,936) (4,847)
Net operating income 5,027 5,203 5,163 4,842 5,277
Net loan-loss provisions (2,813) (3,100) (2,920) (2,717) (2,695)
Other (357) (524) (494) (349) (433)
Profit before taxes 1,857 1,579 1,749 1,776 2,149
Consolidated profit 1,348 1,168 1,263 1,266 1,579
Attributable profit 1,034 907 996 1,031 1,303
Santander

62
Continental Europe
EUR million
1Q 13 2Q 13 3Q 13 4Q 13 1Q 14
NII + Fee income 2,878 2,950 2,859 2,841 2,973
Gross income 3,171 3,163 3,152 2,979 3,196
Operating expenses (1,651) (1,619) (1,607) (1,618) (1,607)
Net operating income 1,520 1,543 1,545 1,361 1,589
Net loan-loss provisions (901) (993) (946) (763) (791)
Other (192) (194) (188) (185) (152)
Profit before taxes 427 356 411 413 647
Consolidated profit 331 290 327 301 499
Attributable profit 303 248 283 282 463
Santander

63
Spain
EUR million
1Q 13 2Q 13 3Q 13 4Q 13 1Q 14
NII + Fee income 1,557 1,602 1,508 1,524 1,602
Gross income 1,798 1,780 1,742 1,634 1,792
Operating expenses (953) (941) (936) (902) (894)
Net operating income 844 838 805 732 898
Net loan-loss provisions (516) (690) (630) (575) (507)
Other (36) (29) (59) (11) (33)
Profit before taxes 293 119 116 145 358
Consolidated profit 204 84 81 98 253
Attributable profit 203 84 81 98 251
Santander

64
Portugal
EUR million
1Q 13 2Q 13 3Q 13 4Q 13 1Q 14
NII + Fee income 202 221 211 198 202
Gross income 231 233 228 224 228
Operating expenses (124) (122) (123) (126) (122)
Net operating income 107 112 105 97 106
Net loan-loss provisions (64) (62) (56) (11) (34)
Other (13) (17) (6) (42) (30)
Profit before taxes 31 32 44 44 42
Consolidated profit 21 25 32 29 33
Attributable profit 21 25 32 37 36
Santander

65
Poland
Constant EUR million
1Q 13 2Q 13 3Q 13 4Q 13 1Q 14
NII + Fee income 276 291 306 310 317
Gross income 313 337 348 323 334
Operating expenses (155) (142) (139) (159) (147)
Net operating income 158 195 209 165 188
Net loan-loss provisions (42) (52) (36) (39) (43)
Other (5) 6 (2) (4) (3)
Profit before taxes 111 150 171 121 142
Consolidated profit 90 123 137 96 115
Attributable profit 70 91 101 72 85
Santander

66
Santander Consumer Finance
EUR million
1Q 13 2Q 13 3Q 13 4Q 13 1Q 14
NII + Fee income 779 779 799 762 800
Gross income 776 775 801 759 800
Operating expenses (351) (341) (345) (353) (366)
Net operating income 425 434 456 405 434
Net loan-loss provisions (171) (131) (158) (105) (130)
Other (21) (29) (15) (5) (14)
Profit before taxes 233 274 283 295 291
Consolidated profit 184 210 217 213 225
Attributable profit 176 201 208 209 219
Santander

67
United Kingdom
GBP million
1Q 13 2Q 13 3Q 13 4Q 13 1Q 14
NII + Fee income 896 906 956 1,014 1,023
Gross income 973 1,048 1,022 1,100 1,100
Operating expenses (560) (567) (538) (547) (574)
Net operating income 413 481 484 553 526
Net loan-loss provisions (137) (103) (132) (121) (99)
Other (35) (87) (22) (55) (38)
Profit before taxes 241 291 330 377 388
Consolidated profit 191 224 261 301 311
Attributable profit 191 224 261 301 311
Santander

68
United States
USD million
1Q 13 2Q 13 3Q 13 4Q 13 1Q 14
NII + Fee income 1,488 1,558 1,631 1,658 1,728
Gross income 1,538 1,573 1,622 1,721 1,789
Operating expenses (586) (605) (637) (676) (652)
Net operating income 952 968 985 1,045 1,137
Net loan-loss provisions (337) (462) (561) (657) (749)
Other (14) (24) (38) (37) (3)
Profit before taxes 601 481 386 351 385
Consolidated profit 413 349 288 244 276
Attributable profit 333 292 233 206 216
Santander

69
Brazil
Constant EUR million
1Q 13 2Q 13 3Q 13 4Q 13 1Q 14
NII + Fee income 2,899 2,896 2,736 2,858 2,828
Gross income 3,076 2,954 2,931 2,939 2,851
Operating expenses (1,106) (1,127) (1,179) (1,275) (1,133)
Net operating income 1,971 1,827 1,752 1,664 1,719
Net loan-loss provisions (1,197) (1,141) (1,014) (956) (905)
Other (63) (110) (116) (150) (143)
Profit before taxes 710 576 623 558 671
Consolidated profit 531 438 444 382 469
Attributable profit 406 350 340 293 364
Santander

70
Mexico
Constant EUR million
1Q 13 2Q 13 3Q 13 4Q 13 1Q 14
NII + Fee income 668 654 688 701 699
Gross income 709 713 709 691 713
Operating expenses (275) (273) (289) (307) (307)
Net operating income 434 440 419 384 407
Net loan-loss provisions (131) (165) (240) (212) (179)
Other 24 (2) (3) (3) (2)
Profit before taxes 327 273 176 169 226
Consolidated profit 290 235 156 191 178
Attributable profit 222 178 118 147 138
Santander

71
Chile
Constant EUR million
1Q 13 2Q 13 3Q 13 4Q 13 1Q 14
NII + Fee income 423 420 472 482 489
Gross income 454 469 508 524 533
Operating expenses (191) (205) (205) (203) (201)
Net operating income 263 263 302 321 332
Net loan-loss provisions (128) (123) (136) (132) (116)
Other (1) 35 (3) (7)
Profit before taxes 135 142 171 186 209
Consolidated profit 122 117 147 155 176
Attributable profit 85 81 102 109 123
Santander

72
Corporate Activities
EUR million
1Q 13 2Q 13 3Q 13 4Q 13 1Q 14
NII + Fee income (588) (526) (541) (618) (542)
Gross income (322) (138) (163) (314) (224)
Operating expenses (177) (176) (176) (167) (191)
Net operating income (499) (314) (339) (482) (416)
Net loan-loss provisions (29) (189) 14 2 1
Other (66) (89) (124) 106 (72)
Ordinary profit before taxes (594) (591) (448) (374) (487)
Ordinary consolidated profit (543) (521) (432) (374) (408)
Ordinary attributable profit (543) (519) (430) (384) (405)
Attributable profit (543) (519) (430) (384) (405)
Santander

Santander
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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: April 30, 2014	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President